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As filed with the Securities and Exchange Commission on June 13, 2005

Registration Nos. 333-124080

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

INTERDENT SERVICE CORPORATION
(Exact name of registration as specified in charter)

Washington	8090	91-1577891
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
InterDent Service Corporation 222 N. Sepulveda Blvd., Suite 740 El Segundo, CA 90245 Tel. (310) 765-2400 Fax (310) 640-9897	Ivar S. Chhina President and Chief Executive Officer 222 N. Sepulveda Blvd., Suite 740 El Segundo, CA 90245 Tel. (310) 765-2400 Fax (310) 640-9897
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)	(Address, including zip code, and telephone number, including area code, of agent of service)

With Copies to:

Hillel T. Cohn, Esq.
Ben Chung, Esq.
Morrison & Foerster, LLP
555 West Fifth Street, Suite 3500
Los Angeles, CA 90013-1024
Tel. (213) 892-5200
Fax (213) 892-5454

        Approximate date of commencement of sale to the public:    As soon as practicable after this registration statement becomes effective.

        If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

        If this form is filed to register additional securities for an offering pursuant to rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities act registration number of the earlier effective registration statement for the same offering: ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed aggregate offering price	Amount of registration fee(1)

10 3/4% Senior Secured Notes due 2011	$80,000,000	100%	$80,000,000	$9,416.00

Guarantees of 10 3/4% Senior Secured Notes due 2011(2)	n/a	n/a	n/a	n/a

(1)
Calculated pursuant to Rule 457(f) under the Securities Act. The filing fee has been previously paid.

(2)
Pursuant to Rule 457(n), no separate registration fee is required for the Guarantees.

        Each Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until such Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of The Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

TABLE OF ADDITIONAL REGISTRANT GUARANTORS

Exact Name of Registrant Guarantor	State or Other Jurisdiction of Incorporation or Organization	Primary Standard Industrial Classification Code Number	I.R.S. Employer Identification Number
InterDent, Inc.	Delaware	8090	95-4710504

The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 13, 2005

PROSPECTUS

INTERDENT SERVICE
CORPORATION

Offer to Exchange up to
$80,000,000 10 3/4% Senior Secured Notes due 2011 for
$80,000,000 10 3/4% Senior Secured Notes due 2011
that have been registered under the Securities Act of 1933

Terms of the New 10 3/4% Senior Secured Notes Offered in the Exchange Offer:

        The securities offered by this prospectus are senior secured notes (referred to in this prospectus as the "new notes" or "exchange notes"), which we are issuing in exchange for senior secured notes we sold in a private placement consummated on December 15, 2004 (referred to in this prospectus as the "original notes" or "old notes"). The terms of the new notes are substantially the same as, and are governed by the same indenture governing, the original notes. The terms include the following:

  •
  The new notes will mature on December 15, 2011.

  •
  Interest at 10 3/4% per year is payable semiannually on June 15 and December 15 of each year, commencing on June 15, 2005.

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  The new notes will be our senior secured (second-priority) obligations and will rank equally in right of payment with our senior indebtedness and senior in right of payment to our subordinated indebtedness.

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  Our parent, InterDent, Inc., will guarantee the new notes, with the guarantee secured by a second-priority pledge of our capital stock.

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  We may redeem some or all of the notes from time to time in accordance with, and at the redemption prices set forth in, the indenture.

Terms of the Exchange Offer:

  •
  The exchange offer expires at 12:00 midnight, New York City time, on    , 2005, unless we extend it.

  •
  Tenders of original notes may be withdrawn at any time prior to the expiration of the exchange offer.

  •
  The exchange of the exchange notes for original notes pursuant to the exchange offer will not be a taxable exchange for U.S. federal income tax purposes.

  •
  We will not receive any proceeds from the exchange offer.

        See "Risk Factors," beginning on page 19, for a discussion of factors that should be considered by holders in connection with a decision to tender original notes in the exchange offer.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                        , 2005

Table of Contents

Summary	1
Risk Factors	19
Use of Proceeds	33
Capitalization	34
The Exchange Offer	35
Selected Consolidated Historical Financial Data	46
Management's Discussion and Analysis of Financial Condition and Results of Operations	47
Business	65
Management	82
Security Ownership of Certain Beneficial Owners and Management	90
Certain Relationships and Related Transactions	94
Description of Credit Facility and Certain Indebtedness	97
Description of Notes	99
Material Federal Income Tax Considerations	158
Plan of Distribution	162
Legal Matters	163
Experts	163
Where You Can Obtain More Information	163
Index to Consolidated Financial Statements	F-1

BROKER-DEALERS

        Each broker-dealer that receives new notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of those new notes. The letter of transmittal states that, by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act of 1933, or the Securities Act.

        This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for original notes where the original notes were acquired by the broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the consummation of this exchange offer, we will make this prospectus available to any broker-dealer for use in connection with the resale of new notes. See "Plan of Distribution."

FORWARD-LOOKING STATEMENTS

        This prospectus includes forward-looking statements. Forward-looking statements are those that do not relate solely to historical fact. They include, but are not limited to, any statements that may predict, forecast, indicate or imply future results, performance, achievements or events. They may contain words such as "believe," "anticipate," "expect," "estimate," "intend," "project," "plan," "will," or words or phrases of similar meaning. They may relate to, among other things, our strengths, strategy, growth plans, operations, revenue, earnings, expenses, financing, sources of liquidity and capital requirements.

        Forward-looking statements involve risks and uncertainties, including, but not limited to, economic, competitive and governmental factors outside of our control, that may cause actual results to differ materially from trends, plans or expectations set forth in the forward-looking statements. These risks and uncertainties may include those discussed in the section entitled "Risk Factors." New risks and uncertainties may emerge in the future. It is not possible for us to predict all of these risks or uncertainties, nor can we assess the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in forward-looking statements. Given these risks and uncertainties, we urge you to read this prospectus completely with the understanding that actual future results may be materially different from what is expressly stated or implicit in any forward-looking statement. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statement after the date of this prospectus to conform the statement to actual results or changed expectations.

i

SUMMARY

        This summary highlights certain information contained elsewhere in this prospectus. It does not contain all of the information that may be important to you and to your investment decision. You should carefully read this entire prospectus, including the matters discussed in the section entitled "Risk Factors" and the financial statements and related notes, before making an investment decision.

        Unless otherwise specified, all historical financial information in this prospectus is information regarding the parent of InterDent Service Corporation, InterDent, Inc. In addition, unless otherwise specified, in this prospectus "we," "us," "our," "the company" and "InterDent" refer to InterDent Service Corporation and its subsidiaries taken as a whole.

Our Company

        We provide dental practice management services to multi-specialty group dental practices in the United States. Our network of affiliated dental practices seek to provide comprehensive, convenient and high quality general dentistry as well as dental specialty services such as orthodontics, periodontics, endodontics, pedodontics, prosthodontics and oral surgery. We do not engage in the practice of dentistry, but rather work with affiliated dental practices to enhance the business operations of their practices. We enter into exclusive management services agreements with these affiliated dental practices pursuant to which we provide them with management and administrative services such as staffing, patient scheduling, billing and collection, financial reporting and analysis, group purchasing, payroll, marketing, education, training and management information systems. In exchange for these management services, the affiliated practices are obligated to reimburse expenses incurred on their behalf and pay us a fee equal to their income after compensation of the dental professionals. We bear the risk of loss when a dental office does not generate sufficient revenues to cover expenses—usually during start up of new offices.

        As of March 31, 2005, we provided management services to 124 affiliated dental practices with 1,246 dental patient chairs, which we refer to as "operatories." Our affiliated practices are located in Arizona, California, Hawaii, Kansas, Nevada, Oklahoma, Oregon and Washington. We also manage one dental laboratory in Oklahoma. The significant majority of our affiliated dental practices operate under the Gentle Dental® brand. This established network of affiliated practices allows us to create operating efficiencies by realizing economies of scale in such areas as marketing, administration and purchasing. Our network also allows us to enhance the revenue of our affiliated dental practices by increasing patient visits, utilization and the range of specialty services offered.

        We seek to apply traditional business principles and retail marketing techniques to the business of dentistry, including choosing optimal office sites to ensure convenient locations for patients, expanding the range of dental services offered to patients, extending office hours to early mornings, nights and weekends to increase patient convenience, offering flexible payment plans for patients and marketing through branding and advertising. Our proprietary management information system, Compass™, provides real-time, practice-level data to corporate and local management and is scalable to support further growth.

        By using the InterDent approach to managing affiliated dental practices, we believe our affiliated dentists and other dental specialists are better able to focus on delivering quality patient care and may realize greater productivity than traditional individual and small-group dental practices.

Industry Overview

        The United States dental industry is large and growing. The market for dental services was approximately $74.5 billion in 2003 according to IBISWorld, a leading provider of industry data and analysis. The Center for Medicare and Medicaid Services, a federal agency within the U.S. Department of Health and Human Services, projects the dental industry to reach $118 billion by the year 2012, representing a compound annual growth rate of approximately 5.4%.

        The dental industry is highly fragmented; as of 2001 88% of the nation's dentists were still practicing in either one or two dentist offices. Because of their typical small size and attendant limitations, we believe individual dental practices are often run inefficiently without the benefits of professional management, economies of scale, adequate information systems, or specialization of functions. We believe these small practices also often do not offer patient conveniences such as extended operating hours, flexible payment options, a full range of dental services in one location or bilingual staff.

        We have a limited capitation risk because the majority of our affiliated dental practice business is comprised of fee-for-service and PPO/indemnity revenue. As of March 31, 2005, 21% of our revenues were derived from capitation arrangements. Under these arrangements, our affiliated dental practices receive a capitated payment, calculated on a monthly per member basis, and generally a co-payment from the patient at the time care is provided, regardless of the frequency or type of services provided. To the extent that patients covered by these arrangements require more frequent or extensive care than is anticipated, there may be a shortfall between the capitated payments received by our affiliated dental practices and the costs to provide the contracted services.

        We believe the following trends have contributed to the recent growth in the dental industry:

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  increased focus on preventive and cosmetic dentistry (e.g., whitening, straightening, implants and veneers);

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  increased demand for dental services from an aging population as people live and retain their teeth longer;

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  widespread availability of dental insurance (according to the National Association of Dental Plans, a non-profit trade association representing the dental benefits industry, approximately 54% of Americans under age 65 are now covered by a dental insurance plan); and

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  increased patient services and comfort through new dental technologies.

        Based on our experience, we have identified the following factors that we believe favor the continued growth of group dental practices:

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  we believe there is a growing awareness among dental providers of dental practice management and group practices as a viable, lower-risk, rewarding career alternative;

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  we believe many dentists are increasingly attracted to the more flexible schedule offered by a group practice;

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  it appears that the dental industry is following a trend toward group practice already established by pharmacists and opticians; and

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  we believe an increasing percentage of dental school graduates do not have practices to inherit once they graduate.

Competitive Strengths

        We believe we are well positioned to take advantage of the growth in our markets because of the combination of the following competitive strengths:

        Established network of high quality dental practices.    We are a large dental practice management company. As of March 31, 2005, we provided management services to 124 affiliated dental practices with 1,246 operatories in Arizona, California, Hawaii, Kansas, Nevada, Oklahoma, Oregon and Washington and one dental laboratory in Oklahoma. We strive to bring together multi-specialty dental services within a single practice to increase patient convenience and to capture operating efficiencies and economies of scale from the higher utilization of staff and facilities. Our practice model also incorporates quality assurance and quality control programs, including peer review and continuing education and technique enhancement.

        Attractive alternative for independent dentists.    Our affiliation structure allows dentists to focus on practicing dentistry by reducing the burdens of non-clinical administrative and management responsibilities. We seek to improve our affiliated providers' income, increase their patient volume, provide them access to live and on-line continuing education services and training programs and enable them to work more flexible hours. Additionally, we offer retention programs that provide a number of career path options for our affiliated providers and also help to further align the economic incentives of the dentists with those of InterDent.

        Proprietary management information system.    We have a proprietary management information system that we believe provides a distinct competitive advantage by allowing us to effectively service a diverse network of practices on a centralized basis. Our proprietary management information system, Compass™, is designed to optimize staffing and patient scheduling, identify and reduce unfinished patient treatment, maximize billing and collection efforts and actively monitor the performance of managed care and other third party contracts.

        Core revenue base of recurring cash flows.    The combination of patient scheduling and set procedure pricing improves the reliability of office revenue and profitability forecasts. The recurring nature of dental visits and the scheduling capabilities of our proprietary management information system allows each office to sustain a high value for each patient chair in the office. Starting in 2004, our business has generated significant free cash flow from operations that we have used to fund capital expenditures to execute our expansion plans. Our ability to generate free cash flows from operations—defined as cash flow from operations less maintenance capital expenditures—is due to the combination of our stable net revenues, strong margins, low maintenance capital expenditures (typically 1% of revenue annually) and low working capital requirements.

        Experienced management.    Our senior management team has, on average, over 20 years of healthcare and dental industry experience. We believe our senior management's experience in the practice management business equips them with the skill set required to successfully execute our long-term objectives and strategy.

Competitive Challenges

        We also face several competitive challenges that could affect our future performance.

        Competition for Dentists.    The vast majority of dentists in the United States continue to practice in one or two dentist offices. While we believe that our business model offers advantages for many dentists, it is not clear to what extent dentists will be attracted by the perceived benefits of affiliating with a dental practice management company. Many dentists may be reluctant to relinquish any of their independence; others may be unwilling to depart from the long established modality of practicing in a one or two dentist office. Some dentists may believe that they have greater economic upside if they retain full ownership of their practice. Our continuing challenge is to identify dentists who are willing to consider affiliation with a dental practice management company and to persuade them of the benefits of our business model.

        Inability to make significant acquisitions.    We do not expect to have the financial resources to acquire other large dental practice management companies to grow our business footprint in the near future. One of our major competitors, BrightNow! Dental, became the largest dental practice management firm in the United States by acquiring two publicly traded dental practice management firms in 2003 and 2004. Our current growth strategy will be on a "pay as you go" basis and is effectively limited to enhancing our existing network by building new offices while looking for opportunistic acquisitions of individual dental practices.

        High relative cost of capital.    The majority of our debt consists of the notes, which bear interest at a 10 3/4% interest rate. We believe this is a higher rate than some of our competitors in the dental practice management sector have incurred with their senior debt. For example, two publicly traded dental practice management companies, American Dental Partners and OCA, Inc., currently utilize revolving credit lines as their principal borrowing sources with interest rates in the 5% range. Our weighted average cost of capital may therefore be higher than some of our principal competitors.

        Financial leverage.    Our capital structure is highly leveraged, with long-term debt (including capital leases) equal to 2.55 times our shareholder equity as of March 31, 2005. Financial leverage is a benchmark used by lenders and other capital providers in evaluating whether they will make additional loans or capital available. Our high leverage effectively limits our ability to borrow funds to grow our business. Other dental practice management companies whose principal shareholders are financial investors (i.e., private equity firms or buyout funds) may have similar degrees of financial leverage, but we do not have specific knowledge of their leverage ratios. The two dental practice management companies mentioned above, American Dental Partners and OCA, Inc., both had long-term debt amounting to less than one-third of their shareholder equity according to their most recent financial statements.

        Post-Chapter 11 legacy.    Although we emerged with a stronger financial structure following our pre-arranged Chapter 11 bankruptcy, some dentists, vendors, or real estate landlords may be hesitant to do business with us because of our recent involvement in bankruptcy proceedings.

Business Strategy

        Enhance revenue by providing convenient, comprehensive dental care.    Our business strategy is focused on providing convenient, comprehensive, high-quality dental services to patients. Together with our affiliated dental practices, we typically operate several conveniently-located offices in a particular market, thereby offering geographic choices for our customers. Because our offices generally have several dentists, we seek to extend office hours and days of operation in these practices. In some instances, we relocate offices to more convenient, higher-visibility locations. We also offer payment options and credit to qualified customers that may not be offered by traditional dental practices. In addition, we continue to expand patient access to specialists (e.g., orthodontists and oral surgeons) in order to provide a "one-stop-shop" for all of a family's dental needs. This also allows us to improve our utilization of the fixed resources in a practice, and thus improve profitability.

        Focus on quality of patient care.    We seek to assist our affiliated dental practices to incorporate quality assurance and quality control programs, including peer review, into their practices. We provide a variety of continuing education services and training programs to help our providers further enhance their skills. Additionally, we evaluate and introduce new techniques and technologies to our affiliated providers, in an effort to ensure patients receive high quality and cost-effective dental care.

        Increase new patient growth through regional marketing.    Historically, in certain areas we did not significantly market our offices to new patients. To address this, in late 2004 we initiated a set of marketing programs tailored to the needs of each of our regional markets. These programs, which include direct mail, print and radio advertising and other campaigns, seek to generate new patient growth in our affiliated practices. Offices within each of our regions now typically operate under a common brand, further increasing market awareness. Our most common consumer brand is Gentle Dental®. We also use the brands Dedicated Dental® and Mountain View Dental®.

        Improve operational efficiencies and reduce costs.    Our geographic concentration and scale continues to offer opportunities to improve the efficiency of our operations, most notably in the areas of dentist recruiting, negotiating leverage with suppliers and payors, and sharing of "best practices" among our affiliated practices. Our regional dental care networks enable us to reduce operating costs by centralizing certain functions such as regional management, billing, collections, payroll and accounting, and by negotiating regional and national contracts for supplies, equipment, services and insurance. We also continue to implement procedures designed to optimize staffing ratios and patient scheduling.

        Leverage existing infrastructure and market penetration by adding new dental offices.    We believe our growth will be driven by improved use of same store facilities and by increased market penetration through building out new dental offices in our existing markets. We believe expanding through development of new offices in existing markets is generally more effective in creating brand awareness and increasing market share in existing markets than acquiring dental practices that have different historical operating characteristics. In addition, we believe the cost of building out and equipping new dental offices is generally lower than the cost of acquiring dental practices, thus increasing the opportunity for return on our investment.

Our History

        InterDent Service Corporation, or ISC, was founded in Vancouver, Washington in December 1992 as M H Systems, Inc. to provide dental practice management support services to two professional corporations and to facilitate the development and expansion of the Gentle Dental® network. Our name was most recently changed from Gental Dental Service Corporation to ISC in December 2002.

        In 1996, we completed our initial public offering of common stock. Between 1996 and 2000, prior management pursued a growth-by-acquisition strategy and completed 45 dental group acquisitions in 15 markets to become the nation's largest dental practice management company. In 1999, our parent, InterDent, Inc. was formed to effect the business combination of Gentle Dental Service Corporation and Dental Care Alliance. Prior to the combination, Gentle Dental Service Corporation and Dental Care Alliance were both publicly-traded providers of dental practice management services. Beginning in 2001, the high levels of debt which resulted from the combination and integration issues stemming from prior management's growth-by-acquisition strategy resulted in the company becoming over-leveraged and created the need for an operational restructuring. In 2001, we entered into a definitive agreement to sell the stock of Dental Care Alliance and certain other assets in Maryland, Virginia and Indiana.

        In late 2001, a new senior management team was brought in to restructure our operations and examine numerous alternatives for the company's balance sheet. We ultimately chose to file a "pre-arranged" Chapter 11 plan of reorganization in May 2003, which our senior creditors unanimously agreed upon and which did not impair our senior creditors, vendors or employees. In October 2003, our plan of reorganization became effective and our debt and equity were restructured. After October 2003, we were able to operate without day-to-day supervision by the bankruptcy court. The bankruptcy court retained jurisdiction solely to resolve our disputed unsecured claims. As stipulated in the plan of reorganization, we established a $0.9 million fund to satisfy allowed general unsecured claims. In January 2005, we completed resolution of all unsecured claims and received a final decree and order officially closing the bankruptcy case.

        Contemporaneously with the efforts to reduce our over-leveraged balance sheet, the new senior management team identified and initiated profitability enhancement programs to turn around, dispose of or consolidate under-performing offices (including the divestiture or closure of over 20 unprofitable offices), reduce overhead, improve affiliated general practitioner productivity and retention, renegotiate managed care agreements to increase fees and capitation payments, and significantly improve the operational integration of our affiliated dental practices.

RECENT DEVELOPMENTS

The Merger

        On December 15, 2004, DDJ Capital Management, LLC, or DDJ, acting on behalf of private equity funds that it manages, sold all of their securities in InterDent, Inc. to IDI Acquisition Corp., or IDI, an entity unrelated to IDI, for $47.5 million. The purchase price for the securities sold by DDJ to IDI was determined based on arms-length negotiations, and reflected an enterprise valuation of approximately $115 to $120 million. The private equity funds that DDJ manages acquired their interests in us through a series of purchases of an aggregate of approximately $38.7 million in principal of our senior secured debt beginning in December 2001. Pursuant to the Chapter 11 plan of reorganization, DDJ, acting on behalf of the funds, converted the $38.7 million in principal of senior secured debt, together with interest and fees due thereon, into an equity interest in us.

        IDI was a wholly owned subsidiary of Levine Leichtman Capital Partners II, L.P., or LLCP II, and was formed in October 2004 solely to facilitate the offering of the original notes and the purchase of all of the securities of InterDent, Inc. owned by DDJ. LLCP II and its affiliates received their equity interest in us by converting senior secured debt in an aggregate principal amount of approximately $8.3 million into Class B Preferred Stock and senior subordinated debt in an aggregate principal amount of approximately $43.5 million into Class C Common Stock and a warrant to purchase Class C Common Stock. LLCP II's investment in senior subordinated debt was made in June 2000, and an affiliate of LLCP II acquired the senior secured debt in March 2002.

        The funds necessary for the purchase by IDI of the InterDent, Inc. securities owned by DDJ were provided through application of a portion of the net proceeds of the offering of the original notes. As a result of this and other related transactions, LLCP II became the new majority shareholder of InterDent, Inc. In connection with the sale of the stock by DDJ, the following occurred on December 15, 2004:

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  IDI issued $80.0 million of 10 3/4% Senior Secured Notes due 2011.

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  InterDent, Inc. cancelled all but 1,000 shares of the Class A Preferred Stock acquired by IDI. The remaining 1,000 shares of Class A Preferred Stock outstanding were transferred through the ownership tiers ultimately to LLCP II.

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  As contemplated by the terms of the indenture, IDI merged with and into ISC, a wholly owned subsidiary of InterDent, Inc., with ISC being the surviving corporation following the merger. ISC assumed all of IDI's obligations under the notes.

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  Our credit facility was amended to eliminate the term note and reset the revolver commitment to $10.0 million.

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  InterDent, Inc. issued 5,000 shares of Class C Common Stock and a warrant to purchase 95,000 shares of the Class C Common Stock to LLCP II as consideration for the merger between IDI and ISC.

        InterDent, Inc.'s amended and restated certificate of incorporation and shareholders agreement to which all holders of its capital stock (including securities convertible into or exchangeable for capital stock) are bound contain "bring along" provisions which provide that if the holders of all outstanding shares of InterDent, Inc.'s Class A Common Stock and Class A Preferred Stock elect to sell all of those shares to an unrelated third party on an arms-length basis then some or all other holders of InterDent, Inc.'s capital stock (including securities convertible into or exchangeable for capital stock) may be required by such seller of Class A Common Stock and Class A Preferred Stock to sell all of their securities to such buyer at the same price and on the same terms and conditions on which such seller has sold. DDJ held all of the Class A Preferred Stock and no Class A Common Stock was outstanding. DDJ asserted the "bring along" provisions to require all other holders of InterDent, Inc.'s outstanding securities (other than securities held by InterDent, Inc.'s management and by LLCP II or its affiliates) to sell their securities, which consisted of warrants, to IDI.

        A former holder of Class E Warrants and Class F Warrants has informed us that it disagrees with the application of the "bring along" provisions in connection with the transactions effected by the stock purchase agreement. If the former warrant holders were to successfully assert that the "bring along" provisions were not applicable to the transactions effected by the stock purchase agreement, then each affected former warrant holder would likely be entitled to retain its warrants. All of the warrants would expire in any event on October 9, 2008. Our obligation under the notes, and InterDent, Inc.'s guarantee of our obligation, would not be affected if these former securityholders retained their interests in InterDent, Inc., but InterDent, Inc. could be subject to claims by LLCP II, DDJ and their respective affiliates in connection with any costs and expenses relating to disputes regarding the "bring along" provisions as a result of its indemnification obligations under the stock purchase agreement. Those obligations require InterDent, Inc. to indemnify LLCP II, DDJ and their respective affiliates from damages they may incur from claims by third party security holders as a result of the exercise of the "bring along" provisions pursuant to the stock purchase agreement.

 CURRENT STRUCTURE

        The following chart shows our organization and ownership.

CAPITALIZATION

        The following table shows our consolidated capitalization before and after the merger in order of ranking. All debt and mandatorily redeemable preferred stock is held by us or our parent.

	September 30, 2004	December 31, 2004
	(in thousands)
Total Debt and Mandatorily Redeemable Preferred Stock:
Senior secured term loans	$21,750	$—
Senior secured revolver	9,530	—
10 3/4% Senior secured notes due 2011	—	80,000
Obligations under capital leases	511	417
Seller subordinated notes	775	581
Mandatorily redeemable preferred stock	—	3,500

Total Debt and Mandatorily Redeemable Preferred Stock	32,566	84,498
Total Shareholders' Equity	73,690	31,502

Total Capitalization	$106,256	$116,000

SUMMARY OF TERMS OF THE EXCHANGE OFFER

        In connection with the issuance of the original notes, we entered into a registration rights agreement in which we agreed to deliver to you this prospectus and complete the exchange offer. The summary below describes the principal terms of the exchange offer. The section of this prospectus entitled "The Exchange Offer" contains a more detailed description of the terms and conditions of the exchange offer. References to "notes" in this prospectus are references to both the original notes and the new notes.

The Exchange Offer

The Exchange Offer	We are offering to exchange an aggregate of $80 million principal amount of our exchange notes for $80 million of our original notes. Original notes may be exchanged in integral multiples of $1,000 principal amount. To be exchanged, an old note must be properly tendered and accepted. All outstanding original notes that are validly tendered and not validly withdrawn will be exchanged for exchange notes issued on or promptly after the expiration date of the exchange offer. Currently, there are $80 million aggregate principal amount of original notes outstanding and no exchange notes outstanding.

The form and terms of the exchange notes will be substantially identical to those of the original notes except that the exchange notes will have been registered under the Securities Act. Therefore, the exchange notes will not be subject to certain contractual transfer restrictions, registration rights and certain liquidated damage provisions applicable to the original notes prior to consummation of the exchange offer.
Expiration Date
The exchange offer will expire at 12:00 midnight, New York City time on , 2005, unless extended, in which case the term "expiration date" shall mean the latest date and time to which the exchange offer is extended.
Withdrawal	You may withdraw the tender of your original notes at any time prior to the expiration date of the exchange offer. See "The Exchange Offer—Withdrawal Rights."
Conditions to the Exchange Offer
The exchange offer is subject to customary conditions that we may waive. The exchange offer is not conditioned upon any minimum principal amount of original notes being tendered for exchange. See "The Exchange Offer—Conditions to the Exchange Offer."
Procedures for Tendering Original Notes	If you are a holder of original notes who wishes to accept the exchange offer, you must:
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properly complete, sign and date the accompanying letter of transmittal (including any documents required by the letter of transmittal), or a facsimile of the letter of transmittal, according to the instructions contained in this prospectus and the letter of transmittal, and mail or otherwise deliver the letter of transmittal, together with your original notes, to the exchange agent at the address set forth under "The Exchange Offer—Exchange Agent"; or

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arrange for The Depository Trust Company to transmit certain required information, including an agent's message forming part of a book-entry transfer in which you agree to be bound by the terms of the letter of transmittal, to the exchange agent in connection with a book-entry transfer.
By tendering your original notes in either manner, you will be representing, among other things, that:
	•	you are acquiring the exchange notes issued to you in the exchange offer in the ordinary course of your business;
•
you are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the exchange notes issued to you in the exchange offer; and
	•	you are not an "affiliate" of ours within the meaning of Rule 144 under the Securities Act.
See "The Exchange Offer—Procedures for Tendering Original Notes."
Special Procedures for Beneficial Owners
If you beneficially own original notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee and wish to tender your beneficially owned original notes in the exchange offer, you should contact the registered holder promptly and instruct it to tender the original notes on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the expiration date. See "The Exchange Offer—Procedures for Tendering Original Notes."
Guaranteed Delivery Procedures	If you wish to tender your original notes, but:
	•	your original notes are not immediately available; or
	•	you cannot deliver your original notes, the letter of transmittal or any other documents required by the letter of transmittal to the exchange agent prior to the expiration date; or
	•	the procedures for book-entry transfer of your original notes cannot be completed prior to the expiration date, you may tender your original notes pursuant to the guaranteed delivery procedures set forth in this prospectus and the letter of transmittal. See "The Exchange Offer—Guaranteed Delivery Procedures."

Acceptance of Original Notes for Exchange and Delivery of Exchange Notes
Upon effectiveness of the registration statement of which this prospectus is a part and commencement of the exchange offer, we will accept any and all original notes that are properly tendered in the exchange offer prior to 12:00 midnight, New York City time, on the expiration date. The exchange notes issued pursuant to the exchange offer will be delivered promptly following the expiration date. See "The Exchange Offer—Acceptance of Old Notes For Exchange and Delivery of Exchange Notes."
Certain Federal Income Tax Considerations	The exchange of exchange notes for original notes in the exchange offer will not be a taxable exchange for U.S. federal income tax purposes. See "Material Federal Income Tax Considerations."
Use of Proceeds	We will not receive any proceeds from the issuance of exchange notes pursuant to the exchange offer.
Fees and Expenses
We will pay all expenses incident to the consummation of the exchange offer and compliance with the registration rights agreement. We will also pay any applicable transfer taxes relating to the exchange offer. See "The Exchange Offer—Fees and Expenses."
Termination of Certain Rights
The original notes were issued and sold in a private offering to Jefferies & Company, Inc., as the initial purchaser, on December 15, 2004. In connection with that sale, we executed and delivered a registration rights agreement for the benefit of the noteholders.

Pursuant to the registration rights agreement, holders of original notes: (i) have rights to receive liquidated damages in the event of a registration default; and (ii) have registration rights intended for the holders of unregistered securities. Holders of exchange notes will not be, and upon consummation of the exchange offer, holders of original notes will no longer be, entitled to the right to receive liquidated damages in the event of a registration default, as well as the registration rights under the registration rights agreement for holders of unregistered securities. See "The Exchange Offer."
Resale of Exchange Notes
We believe, based on an interpretation by the staff of the Securities and Exchange Commission, or the SEC, contained in no-action letters issued to third parties in other transactions, that you may offer to sell, sell or otherwise transfer the exchange notes issued to you in this exchange offer without complying with the registration and prospectus delivery requirements of the Securities Act; provided that:
• you are acquiring the exchange notes issued to you in the exchange offer in the ordinary course of your business;
•
you are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the exchange notes issued to you in the exchange offer; and

• you are not an "affiliate" of ours within the meaning of Rule 144 under the Securities Act.

If you are a broker-dealer and you receive exchange notes for your own account in exchange for old notes that you acquired for your own account as a result of market-making activities or other trading activities, you must acknowledge that you will deliver a prospectus if you decide to resell your exchange notes. See "Plan of Distribution."
Consequences of Failure to Exchange
If you do not tender your old notes or if you tender your old notes improperly, you will continue to be subject to the restrictions on transfer of your old notes as contained in the legend on the old notes. In general, you may not sell or offer to sell the old notes, except pursuant to a registration statement under the Securities Act or any exemption from registration thereunder and in compliance with all applicable state securities laws. See "The Exchange Offer—Consequences of Failure to Exchange."
Liquidated Damages
If we fail to file this registration statement, consummate the exchange offer, or otherwise satisfy our registration obligations in the time and manner set forth in the registration rights agreement, we will pay to the holders of the original notes additional interest as liquidated damages. See "The Exchange Offer—Liquidated Damages."
Exchange Agent	Wells Fargo Bank, National Association, is the exchange agent for the exchange offer.

SUMMARY TERMS OF THE NEW NOTES

        The summary below describes the principal terms of the new notes. The section of this prospectus entitled "Description of Notes" contains a more detailed description of the terms and conditions of the notes. The form and terms of the exchange notes will be substantially identical to those of the old notes except that the exchange notes will have been registered under the Securities Act. Therefore, the exchange notes will not be subject to the transfer restrictions, registration rights and liquidated damage provisions applicable to the old notes prior to the consummation of the exchange offer. In this subsection, "we," "us" and "our" refers only to InterDent Service Corporation.

Issuer	InterDent Service Corporation
Notes Offered	$80,000,000 aggregate principal amount at maturity of 10 3/4% Senior Secured Notes due 2011.
Maturity	December 15, 2011.
Interest Payment Dates	Interest will be payable on June 15 and December 15 of each year, commencing on June 15, 2005.
Ranking	The new notes will be our senior secured obligations and will:
• rank equally in right of payment with all of our senior indebtedness;
• rank senior in right of payment to our subordinated indebtedness; and
• be effectively subordinated to our $10 million senior secured revolving credit facility.
Security
The new notes will be secured by a second-priority lien on substantially all of our assets, including the capital stock of our subsidiaries but excluding certain excluded assets described in this prospectus. See "Description of Notes—Security."
Guarantees
The notes will be guaranteed on their date of issuance by InterDent, Inc., our parent company. The guarantee by our parent will be secured by a second-priority pledge of our capital stock. See "Description of Notes—Security for the Note Guarantee by Parent." Generally, any future domestic subsidiary will also guarantee the notes on a senior basis. See "Description of Notes—The Note Guarantees."
Intercreditor Agreement	Pursuant to an intercreditor agreement, the liens securing the notes and the guarantee by InterDent, Inc. will be second in priority to all liens that secure:
• obligations under our $10 million senior secured revolving credit facility; and
•
other first-priority lien indebtedness permitted to be incurred under the indenture governing the notes, including capital lease obligations and purchase money liens in an aggregate amount of up to $2.5 million as well as liens incurred in the ordinary course of business in an aggregate amount of up to $2.5 million.

Pursuant to the intercreditor agreement, the second-priority liens securing the notes may not be enforced for a "standstill" period of up to 150 days when any obligations secured by the first-priority liens are outstanding.
Optional Redemption	We may, at our option, redeem some or all of the notes at any time after December 15, 2008, at the redemption prices listed under "Description of Notes—Optional Redemption."

At any time prior to December 15, 2007, we may use the proceeds of certain equity offerings to redeem up to 35% of the aggregate principal amount of the notes at maturity at a redemption price equal to 110.75% of the principal amount, plus accrued and unpaid interest and liquidated damages, if any, to the redemption date.

In addition, at any time and from time to time prior to December 15, 2008, we may redeem some or all of the notes at a redemption price equal to 100% of the principal amount plus a make-whole premium, plus accrued and unpaid interest and liquidated damages, if any, to the redemption date. See "Description of Notes—Optional Redemption."
Mandatory Offers to Repurchase
If we sell certain assets and do not apply the proceeds as required or experience change of control, we must offer to repurchase the notes at the prices listed in the section entitled "Description of Notes." Change of control is defined to include the acquisition of an equity interest in InterDent, Inc. or us of more than 50% by any person other than Levine Leichtman Capital Partners, Inc., or LLCP, and its affiliates, a sale of all or substantially all of the assets of the Company, liquidation or dissolution of the Company, or, after any initial public offering of the Company, any time that the majority of the members of the Board of the Company are not "Continuing Directors" as defined in the indenture governing the notes.
Certain Covenants	The indenture governing the notes will contain covenants that will limit our ability and the ability of our restricted subsidiaries to, among other things:
	•	transfer or sell assets, including the equity interests of our restricted subsidiaries, or use asset sale proceeds;
	•	incur more debt;
	•	pay dividends and make other distributions;
	•	make certain restricted payments or investments;
	•	create liens;
	•	enter into transactions with affiliates;
	•	merge or consolidate;
	•	engage in unrelated business activities;
	•	fail to maintain adequate insurance; and
	•	fail to distribute cash from our regulated subsidiaries to us.

These covenants will be subject to a number of important exceptions and qualifications. See "Description of Notes."
Use of Proceeds	We will not receive any cash proceeds from the issuance of the exchange notes. See "Use of Proceeds."
Risk Factors	See the section entitled "Risk Factors" for a description of material risks you should consider before participating in the exchange offer, including factors affecting forward-looking statements.

        We were incorporated on December 4, 1992, as a Washington corporation. Our headquarters are located at 222 North Sepulveda Blvd., Suite 740, El Segundo, California 90245. Our telephone number is (310) 765-2400, and our website is located at www.interdent.com. The content of our website is not part of this prospectus.

SUMMARY CONSOLIDATED HISTORICAL FINANCIAL DATA

        The summary consolidated historical financial data set forth below as of and for each of the two fiscal years ended December 31, 2001, 2002, the nine month period ended September 30, 2003 and the fiscal year ended December 31, 2004, is derived from InterDent, Inc.'s audited financial statements for such periods. The summary consolidated historical financial data set forth below as of and for the three months ended March 31, 2004 and 2005 and the twelve month period ended December 31, 2003 (Pro-Forma Combined) is derived from InterDent, Inc.'s unaudited financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included in the unaudited financial statements.

        You should read the information set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included elsewhere in this prospectus.

	Predecessor				Pro-Forma Combined(1)				Reorganized
			Predecessor				Reorganized
	Fiscal Year Ended December 31,								Three Months Ended March 31,
			Nine Month Period Ended September 30, 2003
					January 1 - December 31, 2003		Fiscal Year Ended December 31, 2004
	2001	2002							2004	2005
					(unaudited)				(unaudited)
	(in thousands)
Statement of Operations Data:
Net revenue	$282,631	$250,064	$171,581		$223,360		$212,202		$53,297	$53,739
Total operating expenses	292,708	235,204	173,660		222,671		201,707		50,578	50,733
Depreciation and amortization	11,983	4,035	2,839		4,197		5,464		1,354	1,309
Operating income (loss)	(10,077)	14,860	(2,079)		689		10,495		2,719	3,006
Net income (loss)	$(35,079)	$(8,096)	$57,988	(2)	$59,063	(2)	$4,373		$1,091	$278
Selected Operating Data:
Number of practices (end of period)	141	137	128		128		122		126	124
Other Financial Data:
EBITDA(3)	$611	$18,310	$73,368		$77,271		$15,612		$4,007	$4,305
Adjusted EBITDA(4)	24,756	20,984	13,233		17,840		18,408		4,900	4,305
Capital expenditures	$3,709	$1,593	$1,405		$1,955		$6,481		$1,631	$3,200
Pro Forma Credit Statistics(5)
Adjusted EBITDA(4)/interest expense							1.6	x
Net debt(6)/Adjusted EBITDA(4)							4.4	x
As of March 31, 2005
Balance Sheet Data:
Cash and cash equivalents	$3,209
Total assets	146,403
Total debt	80,840
Total stockholders' equity	31,695

(1)
Combines financial data of the predecessor company for the nine month period ended September 30, 2003 and the reorganized company for the three months ended December 31, 2003. The information presented is not intended to comply with generally accepted accounting principles in the United States, or GAAP or to be indicative of the results that would have been achieved if the predecessor company and the reorganized company had been operated as one company during the stated period. For more information, see "Selected Consolidated Historical Financial Data" and the consolidated financial statements and related notes.

(2)
We recorded a one-time reorganization gain of $71.5 million on September 30, 2003 following our emergence from Chapter 11 status. This gain mostly reflected our conversion of $136.7 million in predecessor company net debt into

  $68.8 million of new preferred stock, common equity and warrants in the reorganized company, representing a net gain of $67.9 million.

(3)
EBITDA is earnings before interest, taxes, depreciation and amortization. For a reconciliation of EBITDA to net income, see the table below entitled "Reconciliation of EBITDA." See also "Management's Discussion and Analysis of Financial Condition and Results of Operations—EBITDA and Adjusted EBITDA Analysis" for a discussion regarding the use of EBITDA and Adjusted EBITDA.

(4)
Adjusted EBITDA is EBITDA before certain expenses related to our restructuring. For a reconciliation of Adjusted EBITDA to EBITDA, see the table below entitled "Reconciliation of Adjusted EBITDA." See also "Management's Discussion and Analysis of Financial Condition and Results of Operations—EBITDA and Adjusted EBITDA Analysis" for a discussion regarding the use of EBITDA and Adjusted EBITDA.

(5)
The pro forma credit statistics are based on our historical financial statements adjusted to reflect the results of the Company as if the notes were outstanding for the twelve months ended December 31, 2004.

(6)
Net debt is total debt less cash and cash equivalents.

Reconciliation of EBITDA

	Predecessor			Pro-Forma Combined		Reorganized
			Predecessor		Reorganized
	Fiscal Year Ended December 31,					Three Months Ended March 31,
			Nine Month Period Ended September 30, 2003
				January 1 - December 31, 2003	Fiscal Year Ended December 31, 2004
	2001	2002				2004	2005
				(unaudited)		(unaudited)
	(in thousands)
Net income (loss) before cumulative effect of change in accounting principles	$(35,079)	$(8,096)	$57,988	$59,063	$4,373	$1,091	$278
Income taxes	115	—	—	700	2,798	700	177
Interest expense, net	23,592	22,371	12,541	13,311	2,977	862	2,541
Depreciation and amortization	11,983	4,035	2,839	4,197	5,464	1,354	1,309

EBITDA	$611	$18,310	$73,368	$77,271	$15,612	$4,007	$4,305

Reconciliation of Adjusted EBITDA

	Predecessor						Pro-Forma Combined				Reorganized
					Predecessor				Reorganized
	Fiscal Year Ended December 31,										Three Months Ended March 31,
					Nine Month Period Ended September 30, 2003
							January 1 - December 31, 2003		Fiscal Year Ended December 31, 2004
	2001		2002								2004		2004
	(in thousands)
EBITDA	$611		$18,310		$73,368		$77,271		$15,612		$4,007		$4,305
Restructuring (income)/costs, net	16,735	(a)	1,569	(b)	(61,491	)(d)	(61,491	)(c)	1,138	(e)	—		—
Restructuring financial advisor fees and transaction bonuses	1,178		1,105		674		674		530		—		—
Management retention payments	—		—		479		479		—		—		—
Restructuring office closures	—		—		—		189		145		—		—
CEO severance expenses	6,232		—		—		515		—		—		—
Change in revenue recognition policy	—		—		—		—		983	(f)	893	(g)	—
Fresh start accounting adjustments	—		—		203		203		—		—		—

Adjusted EBITDA	$24,756		$20,984		$13,233		$17,840		$18,408		$4,900		$4,305

  (a)
  Restructuring (income)/costs, net for 2001 includes a $5.6 million loss on extinguishment of debt and ($1.2) million in corporate restructure and merger income and a $12.3 million loss on dental office dispositions and impairment of long-lived assets.

  (b)
  Restructuring (income)/costs, net for 2002 includes a $2.6 million loss on extinguishment of debt and a ($1.0) million gain on dental office dispositions and impairment of long-lived assets.

  (c)
  Restructuring (income)/costs, net for January 1 to December 31, 2003 includes $12.5 million in corporate restructure and merger costs, a ($3.7) million gain on extinguishment of debt, a $1.2 million loss on dental office dispositions and impairment of long-lived assets and a ($71.5) million reorganization gain.

  (d)
  Restructuring (income)/costs, net for the nine month period ended September 30, 2003 includes $12.5 million in corporate restructure and merger costs, a ($3.7) million gain on extinguishment of debt, a $1.2 million loss on dental office dispositions and impairment of long-lived assets and a ($71.5) million reorganization gain.

  (e)
  Restructuring (income)/costs, net for the year ended December 31, 2004 includes a net ($2.5) million gain on extinguishment of debt and a $3.6 million loss on dental office dispositions and impairment of long-lived assets.

  (f)
  In 2004, we conformed our revenue recognition policy for multi-visit procedures to recognize revenue upon completion of such procedures consistently across the company. Previously, we applied two generally accepted methods to recognize revenue: (1) on the initial visit when a significant amount of the work is performed; or (2) at a subsequent visit when the procedure is completed. The conforming of our revenue recognition policy resulted in a one-time difference of approximately $1.9 million in revenue and $983,000 in EBITDA and represents revenues and related expenses that would have been recognized at the initial visit under our old policy but were recognized at completion under our new policy.

  (g)
  In January 2004, we conformed our revenue recognition policy for multi-visit procedures to recognize revenue upon completion of such procedures consistently across the company for all but one region of our company. Previously, we applied two generally accepted methods to recognize revenue: (1) on the initial visit when a significant amount of the work is performed; or (2) at a subsequent visit when the procedure is completed. The conforming of our revenue recognition policy resulted in a permanent one-time forward shift of approximately $1.8 million in revenue and $893,000 in EBITDA and represents revenues and related expenses that would have been recognized at the initial visit under our old policy but were recognized at completion under our new policy.

RISK FACTORS

        An investment in the notes involves a high degree of risk. In addition to the other information in this prospectus, prospective investors should carefully consider the following risks before making an investment in the notes. If any of the following risks actually occur, our business, financial condition or operating results could be materially adversely affected, which, in turn, could adversely affect our ability to pay interest or principal on the notes or otherwise fulfill our obligations under the indenture governing the notes.

Risks Relating to the Exchange Offer

Because there is no public market for the new notes, you may not be able to sell your new notes.

        The new notes will be registered under the Securities Act, but will constitute a new issue of securities with no established trading market. Moreover, the new notes will not be listed on any stock exchange. As a result, there is a material risk that:

  •
  no active trading market will develop for the new notes;

  •
  any trading market that does develop will be illiquid; and

  •
  you may not be able to sell your new notes.

        In addition, any original note holder who tenders in the exchange offer for the purpose of participating in a distribution of the new notes, or any original note holder who is deemed our affiliate, may be deemed a statutory underwriter required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transactions.

Your original notes will not be accepted for exchange if you fail to follow the exchange offer procedures.

        We will issue new notes pursuant to the exchange offer only after a timely receipt of your original notes, a properly completed and duly executed letter of transmittal and all other required documents. Therefore, if you want to tender your original notes, please allow sufficient time to ensure timely delivery. If we do not receive your original notes, letter of transmittal and other required documents by the expiration date of the exchange offer, we will not accept your original notes for exchange. We are under no duty to give notification of defects or irregularities with respect to the tenders of original notes for exchange. If there are defects or irregularities with respect to your tender of original notes, we may not accept your original notes for exchange.

If you do not exchange your original notes, your original notes will continue to be subject to the existing transfer restrictions and you may be unable to sell your outstanding original notes.

        We did not register the original notes and do not intend to do so following the exchange offer. Original notes that are not tendered will therefore continue to be subject to the existing transfer restrictions and may be transferred only in limited circumstances under applicable securities laws. Except as described below, if you do not exchange your original notes, you will lose your right to have your original notes registered under the federal securities laws. As a result, if you hold original notes after the exchange offer, you may be unable to sell your original notes and the value of the original notes may decline. We have no obligation, except in the limited circumstances described below, and do not currently intend, to file an additional registration statement to cover the resale of original notes that did not tender in the exchange offer or to re-offer to exchange the new notes for original notes following the expiration of the exchange offer.

        Pursuant to the terms of the registration rights agreement, we will be required to use commercially reasonable efforts to file a shelf registration statement pursuant to Rule 415 of the Securities Act if the exchange offer is not permitted by applicable law or SEC policy, or if any holder of the old notes notifies us within 20 days business days following the date we are required to consummate the exchange offer that such holder was prohibited by law or SEC policy from participating in the exchange offer, such holder cannot resell the exchange notes acquired by it in the exchange offer to the public without delivering a prospectus and the prospectus contained in the exchange offer registration statement is not appropriate or available for such resales by such holder, or such holder is a broker-dealer and holds old notes acquired directly from us or any of our affiliates. See "The Exchange Offer—Shelf Registration."

Your ability to sell your notes may be impaired because the notes are non-investment grade debt.

        The notes are non-investment grade debt. Many institutional investors have policies which prohibit or restrict their investment in non-investment grade debt. As a result, any trading market which may develop for the notes may be relatively illiquid and you may encounter difficulties in disposing of your notes.

Risks Related to the Notes

Our substantial indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the notes.

        As a result of the offering of the notes, we have substantial indebtedness. As of March 31, 2005, we have approximately $80.8 million of indebtedness, of which $80.0 million is senior secured, and stockholders' equity of approximately $31.7 million. In addition, our parent, InterDent, Inc., has $3.5 million in senior "payable-in-kind" preferred stock due 2014. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations" for a table summarizing our debt and other contractual obligations.

        Although the indenture governing the notes contains restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and indebtedness incurred in compliance with these restrictions could be substantial. In general, we may not incur additional indebtedness unless our fixed charge coverage ratio for the most recently ended four quarters exceeds 2.25 to 1 for notes issued before December 31, 2006 and 2.50 to 1 for notes issued thereafter. The coverage ratio is the relationship between our consolidated cash flow and our fixed charges on a pro forma basis as if the notes were issued at the beginning of the first full quarter included in the calculation. At March 31, 2005, our fixed charge coverage ratio was 2.10.

        In addition, these restrictions do not prevent us from incurring obligations that do not constitute indebtedness as defined under the indenture, such as operating leases and trade payables. If we incur additional obligations, the substantial leverage risks that we now face could increase. See "Description of Credit Facility and Certain Indebtedness" and "Description of Notes."

        Our high level of indebtedness could have important consequences to you. For example, it could:

  •
  make it more difficult for us to satisfy our obligations with respect to the notes, including payment of interest and principal and our repurchase obligation upon the occurrence of specified change of control events;

  •
  increase our vulnerability to general adverse economic and industry conditions;

  •
  limit our ability to obtain additional financing;

  •
  require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, reducing the amount of our cash flow available for other general corporate purposes;

  •
  require us to sell other securities or to sell some or all of our assets, possibly on unfavorable terms, to meet payment obligations;

  •
  restrict us from making strategic acquisitions, investing in new capital assets or taking advantage of business opportunities;

  •
  limit our flexibility in planning for, or reacting to, changes in our business and industry; and

  •
  place us at a competitive disadvantage compared to competitors that have less debt.

The value of the collateral securing the notes may not be sufficient to pay all amounts owed under the notes if an event of default occurs.

        Our obligations under the notes are secured only by a second-priority lien on substantially all of our assets, including the capital stock of our subsidiaries, but excluding certain assets described in this prospectus. For more information regarding the collateral for the notes, see "Description of Notes—Security." Due to the nature of our business, we have relatively few tangible assets. As of March 31, 2005, the book value of our tangible assets was approximately $54 million. No appraisals of any of the collateral for the notes were prepared in connection with the issuance of the notes. Most of our assets consist of intangible assets such as goodwill, patient relationships and trade names. At March 31, 2005, intangible assets constituted approximately 63% of our total assets. In the event we default under the notes, it is likely these intangible assets will have little or no value except in the context of a sale of our business. It is impossible to predict whether or not our business could be successfully sold under such circumstances. If we are unable to realize substantial value from our intangible assets, then it is highly likely that the collateral securing the notes will be insufficient to protect note holders.

        Additionally, to the extent that the lender under the senior secured revolving credit facility (or creditors under other permitted priority lien obligations) enjoy priority liens, they may have rights and remedies with respect to the collateral that, if exercised, could adversely affect the value of the collateral. As of March 31, 2005, the priority liens secured obligations in the amount of $0.4 million related to capital leases. Such amount could increase if we borrow from our revolving credit facility.

        Accordingly, there may not be sufficient collateral to pay any or all of the amounts due on the notes. With respect to any claim for the difference between the amount, if any, realized by the holders of the notes from the sale of the collateral securing the notes and the obligations under the notes, holders of the notes will participate ratably with all our other unsecured unsubordinated indebtedness and other obligations, including trade payables. As of March 31, 2005, the amount of such other unsecured unsubordinated indebtedness was approximately $0.5 million.

The trustee's ability to enforce, collect upon or realize on the collateral if we default on the notes may be limited by a standstill agreement.

        We have entered into an intercreditor agreement with the collateral agent for the first lien lenders and the trustee that limits the rights of the trustee to exercise remedies with respect to the collateral. Under the intercreditor agreement, for a period of up to 150 days following notice from the trustee to the collateral agent for the first lien lenders of an event of default under the indenture and acceleration of the notes, the trustee may not take any action to enforce, collect or realize on the collateral until the expiration of such standstill period. Subject to applicable law, the collateral agent for the first lien lenders will be permitted to pursue foreclosure and enforce judgments during the standstill period. After the expiration of the 150 day standstill period, the trustee may enforce, collect or realize on the collateral only if the collateral agent for the first lien lenders is not diligently pursuing such rights. If the trustee is prohibited from exercising remedies, the value of the collateral to the noteholders could be impaired if the collateral agent for the first lien lenders forecloses upon some or all of the collateral securing the notes.

We may not have enough cash to pay you interest on the new notes.

        Interest on the notes is payable semi-annually on June 15 and December 15 in the amount of approximately $4.3 million, or approximately $8.6 million over a 12 month period. We currently anticipate funding interest payments from cash generated by our operations, supplemented as necessary with borrowings under our revolving credit facility. For the three months ended March 31, 2005, our cash flow from operations was approximately $6.6 million while our cash flow from operations for the year ended December 31, 2004 was approximately $11.7 million. However, in 2003, the year we went through a Chapter 11 reorganization proceeding, our cash flow from operations was less than $1 million. One-time reorganization expenses in 2003 were approximately $12.5 million. Our operating cash flow was approximately $12.2 million in 2002 and approximately $12.2 million in 2001; our performance prior to our reorganization in 2003 may not be indicative of our future ability to generate cash. While we currently expect cash generated by our operating activities to be sufficient to cover our interest obligations under the notes, any significant decline in our performance could jeopardize our ability to make timely interest payments.

        Our ability to make timely interest payments may also be adversely affected by our use of available cash for other purposes. We have budgeted approximately $5 million to $6 million to open new dental offices and remodel or relocate existing offices in 2005. Although our budget for 2006 has not been completed, we anticipate budgeting a comparable amount in 2006 to fund continuing growth through new offices. We will need approximately $0.6 million to fund debt service on obligations other than the notes in 2005; payments in 2006 on outstanding debt other than the new notes is currently expected to be less than $0.1 million.

        In order to meet our interest obligations under the new notes while continuing to fund expenditures to grow our business, we may use funds borrowed under our revolving credit facility. We currently anticipate borrowing approximately $2.0 million from the revolving credit facility in June 2005, thereby facilitating the June 15, 2005 interest payment while enabling us to fund our business operations and growth as described above. We presently expect to be able to pay down the credit facility by August 2005 with funds generated from our operations. Future interest payments may depend to some extent upon our ability to access funds from our revolving credit facility. The maximum amount we may borrow under the revolving credit facility is the lesser of $10 million or a borrowing base equal to 0.75 times our trailing 12 months EBITDA, or earnings before interest, taxes, depreciation and amortization. As of May 31, 2005, our borrowing base was $10 million and the amount available under our revolving credit facility was $8.8 million. The $1.2 million reduction on the amount available under our revolving credit facility resulted from the issuance on our behalf of a $1.2 million letter of credit in January 2005. A decline in funds available under the revolving credit facility could force us to cut back on planned expenditures in order to enable us to make required interest payments on the notes. A reduction in such expenditures could adversely affect our growth plans and our operating performance in future years.

Federal and state fraudulent conveyance laws may permit a court to void the notes, the security interests in the collateral securing the notes or the guarantee of our parent and, if that occurs, you may not receive any payments on the notes.

        The original issuance of the notes, the grant of the security interests in the collateral securing the notes and the guarantee of our parent may be subject to review under federal and state fraudulent transfer and conveyance statutes in a bankruptcy or reorganization case or lawsuit commenced by or on behalf of our unpaid creditors. Under these laws, if a court were to find that, at the time we issued the notes and granted the security interests and our parent issued the guarantee, we or our parent:

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  incurred the indebtedness or granted the security interests with the intent of hindering, delaying or defrauding present or future creditors, or

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  received less than the reasonably equivalent value or fair consideration for incurring the indebtedness or granting the security interests,

        and we or our parent:

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  were insolvent or rendered insolvent by reason of the incurrence,

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  were engaged or about to engage in a business transaction for which our or our parent's assets constituted unreasonably small capital to carry on such business, or

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  intended to incur, or did incur, or believed that we or our parent would incur, debts beyond our or our parent's ability to repay as they matured or became due, then, the court might:

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  subordinate the notes, the security interests or the guarantee to our or our parent's presently existing or future indebtedness,

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  void the issuance of the notes, the security interests or the guarantee, or

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  take other actions detrimental to holders of the notes.

        Generally, an entity would be considered insolvent if, at the time it incurred indebtedness:

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  the sum of its debts, including contingent liabilities, was greater than the fair salable value of all its assets;

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  the present fair salable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts and liabilities, including contingent liabilities, as they become absolute and mature; or

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  it could not pay its debts as they become due.

        We cannot predict:

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  what valuation method a court would use to determine the "fair salable value" of our assets or quantify contingent liabilities in order to determine whether we or our parent were insolvent as of the date we issued the notes, granted the security interests or our parent issued the guarantee, as applicable, or whether regardless of the method of valuation, a court would determine that we or our parent were insolvent on that date; or

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  whether a court would determine that the issuance of the notes constituted a fraudulent transfer on another ground.

        The use of a portion of the net proceeds from the issuance of the original notes to purchase securities held by our parent's stockholders may constitute a transfer for which we received less than reasonably equivalent value and thereby represent the first component of the fraudulent conveyance analysis. After giving effect to the December 2004 note offering, we had liabilities of approximately $110.5 million and a net worth of approximately $31.5 million. We analyzed our liabilities and obligations and prepared projections based on assumptions we believed to be reasonable, although any assumption and any forecast by necessity involves uncertainty and approximation. Based on such projections, we believe that the note offering did not render us insolvent, leave us with unreasonably small capital or result in us owing debts beyond our ability to repay. Accordingly, we do not believe the second component of the fraudulent conveyance test would be met.

We may not have sufficient funds to pay the principal due on the notes when they mature.

        The notes mature on December 15, 2011. We are not required to establish a sinking fund, make periodic redemptions or take other steps to enhance our ability to pay the principal due on the notes in

2011. While we may seek to purchase some of the notes before they mature, we have no plans to set aside any reserves for payment of principal on the notes. We expect that we will need to refinance all or a portion of the notes in order to pay the principal due upon maturity. We cannot predict our ability to successfully refinance the notes prior to December 15, 2011. If we are unable to refinance the notes, it is highly likely that we will not have sufficient cash to pay the principal due on the notes.

Our debt instruments contain various covenants that limit our ability to operate our business. This may harm our future operating results and reduce the funds we have available to pay principal and interest on the notes.

        Our financing arrangements, including our senior secured revolving credit facility, InterDent, Inc.'s $3.5 million senior "payable-in-kind" preferred stock due 2014 and the indenture governing the notes, contain various provisions that limit our ability to, among other things:

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  transfer or sell assets, including the equity interests of our restricted subsidiaries, or use asset sale proceeds;

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  incur additional debt;

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  pay dividends or distributions on our capital stock or repurchase our capital stock;

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  make certain restricted payments or investments;

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  create liens to secure debt;

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  enter into transactions with affiliates;

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  merge or consolidate with another company;

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  engage in unrelated business activities;

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  fail to maintain adequate insurance; and

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  fail to distribute cash from our regulated subsidiaries to us.

        In addition, our senior secured revolving credit facility requires us to maintain our EBITDA at $12 million or more over each trailing 12 month period. These covenants may restrict our ability to expand or fully pursue our business strategies. Our ability to comply with these and other provisions of the indenture governing the notes and the senior secured revolving credit facility may be affected by changes in our operating and financial performance, changes in general business and economic conditions, adverse regulatory developments or other events beyond our control. The breach of any of these covenants, including those contained in our senior secured revolving credit facility and the indenture governing the notes, could result in a default under our indebtedness, which could cause those and other obligations to become due and payable. If any of our indebtedness is accelerated, we may not be able to repay it.

The guarantee of the notes does not provide significant additional assurance of payment to the holders of the notes.

        The notes will be guaranteed by our parent company, InterDent, Inc., and generally by any future domestic subsidiaries. However, our parent company is a holding company and has no operations separate from its investment in us. Therefore, if we should be unable to meet our payment obligations with respect to the notes, it is unlikely that our parent company would be able to do so either.

None of our current subsidiaries guarantee the notes and restrictions on the ability of those subsidiaries to pay dividends may adversely affect our ability to satisfy our obligations under the notes.

        Our current subsidiaries, Dedicated Dental Systems, Inc., or Dedicated Dental, Capitol Dental Care, Inc. and Managed Dental Care of Oregon, do not guarantee the notes. Less than 20% of our income from operations is derived from those operating subsidiaries. Holders of the notes cannot demand payment from any such subsidiary. Dedicated Dental is regulated by the California Department of Managed Health Care, or the DMHC. The DMHC has the power to prohibit or restrict the payment of dividends by Dedicated Dental to ISC. A Cease and Desist Order prohibiting payment of dividends by Dedicated Dental to us was issued by the DMHC on May 2, 2003, a few days before we filed for bankruptcy protection. Such Cease and Desist Order was based on concerns about our ability to continue as a going concern. The Cease and Desist Order did not precipitate our bankruptcy, and Dedicated Dental was not a debtor in our bankruptcy case. The Cease and Desist Order was lifted on March 5, 2004. As of March 31, 2005, Dedicated Dental had assets of $4.8 million and liabilities of $0.1 million. Capitol Dental Care, Inc. had assets of $1.2 million and liabilities of $0.9 million, and Managed Dental Care of Oregon had assets of less than $0.1 million and liabilities of less than $0.05 million, all of which represented trade credit in the ordinary course of business.

        Any restriction on payment of dividends from a subsidiary to ISC could impair our ability to make payments on the notes. In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding to which a subsidiary is subject, holders of its liabilities, including its trade creditors, will generally be entitled to payment on their claims from assets of that subsidiary before any of its assets are made available for distribution to us.

The issuance of additional notes might dilute your ability to recover payment in the event of default.

        The terms of the indenture allow us to issue additional notes provided our fixed charge coverage ratio for the most recently ended four quarters exceeds 2.25 to 1 for notes issued before December 31, 2006 and 2.50 to 1 for notes issued thereafter. The coverage ratio is the relationship between our consolidated cash flow and our fixed charges on a pro forma basis as if the additional notes to be issued were issued at the beginning of the first full quarter included in the calculation. At March 31, 2005 our fixed charge coverage ratio was 2.10. The indenture does not require that we maintain the current level of collateral or maintain a specific ratio of indebtedness to asset values. Any additional notes issued pursuant to the indenture will rank pari passu with the outstanding notes and will be entitled to the same rights and priority with respect to the collateral. The issuance of additional notes pursuant to the indenture therefore might have the effect of significantly diluting your ability to recover payment from the collateral.

Applicable regulations and bankruptcy laws may delay or otherwise impede the trustee's ability to foreclose on the collateral under the indenture.

        The trustee's ability to foreclose on the capital stock of Dedicated Dental and us is subject to the prior approval of the DMHC. If we fail to pay the notes or otherwise default under the indenture, before the trustee or the holders of the notes can foreclose on such stock, they will need to obtain approval of the DMHC. Any delay or difficulty encountered in obtaining such approval could prevent the trustee from pursuing remedies to protect your interest.

        Federal bankruptcy law could also substantially delay or prevent the ability of the trustee to foreclose upon the collateral securing the notes. If we become a debtor in a case under the United States Bankruptcy Code, there can be no assurance:

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  whether any payments under the notes would be made;

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  whether or when the trustee could foreclose upon or sell the collateral;

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  whether the terms or other conditions of the notes or any rights of the holders could be altered in a bankruptcy case without the trustee's or your consent; or

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  whether or to what extent holders of the notes would be compensated for any delay in payment or decline in the collateral's value.

Risks Related to Our Business

Our ability to manage our business is limited by our lack of control over the dental professionals who generate our revenues.

        We provide a number of services designed to enhance the productivity of affiliated dental practices. Our revenues depend upon the success of those dental practices. The success of any dental practice will, to a large extent, depend upon the efforts of the dentists and their professional skills and reputation. We do not employ the dentists nor do we control their clinical practices. While we seek to affiliate with dedicated, well-qualified dentists, we cannot control their delivery of patient care. Our lack of control over all clinical aspects of the delivery of dental services by our affiliated dental practices makes it more difficult for us to implement management initiatives intended to improve our performance. As a result, a key determinant of our success is beyond our control to effectively manage.

The terms of our management service agreements with dental practices may result in losses which cannot be recovered, thereby reducing our cash flow from operations and the funds we have available to meet our obligations under the notes.

        Substantially all of our operating revenue is derived from our management service agreements with affiliated dental practices. Under these agreements, we assume responsibility for operating expenses of the dental practice, such as salaries and benefits for non-dentist personnel, dental supplies, lab fees, office occupancy costs and marketing expenses. The dental practice is contractually obligated to reimburse us for such expenses and pay us a fee equal to their income after compensation of the dental professionals. However, a newly opened dental practice or an under-performing practice may not generate sufficient revenues to fully reimburse us for expenses advanced on behalf of the practice and may not have net revenues to contribute to our service fees.

        During 2004, we had approximately ten offices that operated at an aggregate loss of approximately $0.4 million, excluding depreciation. This number may increase as our growth strategy emphasizes opening new offices, which we expect will operate at a loss during their first year of practice.

        The losses we incur as a result of an affiliated practice's failure to pay our service fees and fully reimburse expenses advanced on its behalf may never be recovered. We have no effective recourse to obtain reimbursement for these losses. We also do not have any guaranties from our affiliated dental practices or affiliated dentists to cover such losses. To the extent that we are unable to collect the amounts due us under our management service agreements, our revenues and cash flow may suffer, thereby reducing the funds we have available to pay interest and principal on the notes.

Our revenue may be adversely affected by third party payor cost containment efforts and capitation arrangements, thereby reducing the cash we have available to pay interest and principal on the notes.

        A significant portion of the payments for dental care that is received by our affiliated dental practices is paid or reimbursed under insurance programs, or third party payors. We are responsible for negotiating the terms of these third party payor arrangements. Third party payors are continually negotiating the fees charged for dental care, with a goal of containing reimbursement and utilization rates. In recent years, we have been able to increase some reimbursement rates. However, we believe that pressure by third party payors to reduce fees and reimbursement rates will continue and will increasingly affect the provision of dental services. This may result in a reduction in per-patient and per-procedure revenue from current levels. Loss of revenue by our affiliated dental practices caused by third party payor cost containment efforts could have a material adverse effect on our business, financial condition and results of operations. See "Managements Discussion and Analysis of Financial Conditions and Results of Operations—Components of Revenue and Expenses" for a table showing the approximate contribution to our consolidated net revenue of all capitated managed care.

        Additionally, some third-party payor contracts are capitated arrangements. For the year ended December 31, 2004, approximately 21% of our revenues were derived from capitated arrangements. Under those contracts, the affiliated dental practice receives a capitated payment, calculated on a monthly per-member basis, to provide care to the covered enrollees and generally receives a co-payment from the patient at the time care is provided. These payment methods shift a portion of the risk of providing care from the third party payors to the affiliated dental practices. To the extent that patients covered by these contracts require more frequent or extensive care than is anticipated, there may be a shortfall between the capitated payments received by the affiliated dental practices and the costs to provide the contracted services. These shortfalls may result in our affiliated dental practices being unable to reimburse us for expenses and contribute to our service fees.

We may have less cash available to pay interest and principal on the notes if the State of Oregon terminates or materially reduces the scope of the agreements pursuant to which we provide dental care to low-income and other qualified residents in that state.

        Our Oregon subsidiaries, Capitol Dental Care and Managed Dental Care of Oregon, are each a party to a dental care organization contract with the Oregon Medical Assistance Program, or OMAP, pursuant to which each provides dental care to low-income and other qualified residents of the State of Oregon. Capitol Dental Care and Managed Dental Care of Oregon are required to meet ongoing net worth requirements and to file financial statements and other reports with OMAP. These dental care organization contracts are annually renewable contracts, and OMAP may elect not renew a contract with one of our subsidiaries if, for example, OMAP became concerned about the financial stability of Capitol Dental Care or Managed Dental Care of Oregon. Substantially all of the revenue of each of these subsidiaries is derived from services rendered pursuant to the OMAP agreement to which it is a party. Through OMAP, we received capitation payments totaling approximately 11%, 10% and 13% of net revenue for the years ending December 31, 2004, 2003 and 2002, respectively. None of our other provider agreements accounted for 10% or more of our net revenues during any of the past three years. Our revenues would decrease materially if OMAP terminated its agreements with our subsidiaries or materially reduced the scope of such agreements. Any such reduction in revenues could impair our ability to meet our obligations on the notes.

Our operating results may be adversely affected by professional liability or other claims against us or our affiliated dental practices.

        Our affiliated dental practices could be exposed to the risk of professional liability and other claims. These claims, if successful, could result in substantial damages that could exceed the limits of any applicable insurance coverage. Our standard professional liability insurance coverage is $1 million per occurrence and $3 million in annual aggregate. Per the terms of the management agreement, we arrange for and pay the cost of the professional liability insurance for our affiliated practices. We also arrange for and pay the cost of the professional liability insurance of approximately one-third of the dentists in our affiliated dental practices. It is possible that professional liability claims could be asserted against us as well as the affiliated dental practices. If such a claim is brought against an affiliated dental practice or dentist, the professional liability insurance premiums of that affiliated dental practice could materially increase. Also, fees payable to us from an affiliated dental practice could be adversely affected if damages payable by that practice exceed insurance coverage limits. While we attempt to cover both the affiliated practices as well as ourselves from all types of risks and liabilities, we may still be subject to claims that either exceed our coverage limitations or are not covered at all by insurance. In the future, insurance coverage may not be available upon terms satisfactory to us or the coverage may not be adequate to cover losses. In addition, we may be subject to other claims such as claims in which it is alleged that we have been negligent in performing our duties under management services agreements. A successful professional liability claim or any other claim against us or an affiliated dental practice could have a material adverse effect on our available cash and our ability to meet our obligations on the notes.

Our growth strategy may reduce the cash we have available to pay interest and principal on the notes.

        Our growth strategy includes expansion through opening new dental offices as well as the expansion of existing affiliated dental practices. In 2005, we plan to open nine new offices and remodel or relocate three existing offices. We have budgeted approximately $5 to $6 million for these purposes. While the cost per office will vary based on size and region, we estimate that the average office buildout will cost between $0.4 million and $0.6 million. The strategy is to fund these offices with cash flow from operations. We estimate that each buildout will take between 6 to 9 months. While we will seek to support theses new offices with staffing from existing offices, we still expect to incur losses of approximately $0.1 million during the first year of operations. We believe that the addition of these new offices will provide synergies such as giving us greater purchasing power as well as allowing us to spread fixed overhead across a larger revenue base. The emphasis on growing through opening new offices, however, is a new strategy; previously, our growth strategy emphasized the acquisition of existing practices. We do not have sufficient experience with our new growth strategy to evaluate its effectiveness.

        Opening new dental offices involves numerous risks, including potentially higher than expected buildout and construction costs, delays in completing the buildouts related to office site selection, permitting and construction difficulties, and the failure to recruit affiliated providers and other key personnel on a timely basis to staff these new offices. Identifying locations in suitable geographic markets and negotiating leases can be a lengthy and costly process. Furthermore, we will need to provide each new office with appropriate non-clinical staff, equipment, furnishings, materials and supplies. Additionally, new offices must be staffed with one or more dentists. Because a new office may be staffed with a dentist with no established patient base, significant advertising and marketing expenditures may be required to attract patients. Revenue for new offices may be less than expected or take longer than expected to reach acceptable levels, and operating costs may be higher than expected, resulting in our inability to operate these new offices profitably within expected timeframes.

        We believe that most new offices should become profitable within 9 to 15 months of opening. However, we lack sufficient experience to validate this belief. The expenses involved in opening new offices and in supporting such offices until they become profitable will consume a significant portion of our cash flow.

Virtually all the proceeds from the sale of the original notes were used to retire our debt and purchase our equity securities, leaving us with substantial indebtedness and diminished shareholders' equity. As a result, we are highly leveraged, which may impair our ability to obtain additional financing to pursue growth opportunities.

        In December 2004 we received net proceeds of approximately $78 million from the sale of $80 million of original notes and $3.5 million of redeemable preferred stock. Virtually all of these proceeds were promptly used to pay outstanding debt and purchase equity securities in connection with the transactions described under "Recent Developments". Following completion of these transactions, our indebtedness increased from approximately $32.6 million to approximately $84.5 million and our shareholders' equity decreased from approximately $73.7 million to approximately $31.5 million.

        As a result of these transactions, we are highly leveraged (2.55 to 1 as of March 31, 2005) which may constrain our ability to obtain additional financing to pursue growth opportunities. Prospective lenders and other providers of capital will consider the extent of our leverage in determining whether to make any funds available to us. Our current leverage ratios effectively limit our ability to obtain additional funding from third parties. We are therefore unlikely to be able to pursue in the near future business opportunities that we cannot finance out of our cash flow. Our current financial leverage effectively precludes us from pursuing significant acquisition opportunities or other opportunities that require a substantial cash payment. Our near term growth may suffer as a result, particularly in comparison with certain competitors who are better positioned to obtain additional financing.

The geographic concentration of our operations increases the risk that our operating results will suffer from adverse developments in our principal markets.

        We manage 124 affiliated dental practices, including 58 in California, 26 in Oregon, 10 in Washington, 10 in Nevada, 8 in Arizona, 6 in Hawaii, 6 in Oklahoma and 1 in Kansas, and one dental lab. The current geographic concentration of our operations in the western United States, and especially in California, increases the risk to us of adverse economic or regulatory developments within these markets. For example, our average revenue per dental office (based on those opened at the beginning of the year) declined 8.1% during 2003 but increased 1.8% during 2004. We believe these results reflect in part an increase in unemployment during 2003 and the decline in unemployment during 2004 in our principal markets.

        The unemployment rate in the states in which we operate for 2002, 2003 and 2004 are as follows:

	Current Locations	Unemployment Rate
	2005	2002	2003	2004
United States	125	5.8%	6.0%	5.5%
California	58	6.7%	6.8%	6.2%
Oregon	26	7.6%	8.1%	7.4%
Washington	10	7.3%	7.4%	6.2%
Nevada	10	5.6%	5.1%	4.3%
Arizona	8	6.0%	5.7%	5.0%
Hawaii	6	4.1%	3.9%	3.3%
Oklahoma	6	4.8%	5.6%	4.8%
Kansas	1	5.2%	4.4%	4.8%

Source: U.S. Department of Labor

        In addition, our growth strategy includes focusing our growth within our existing markets. Our current concentration in these markets, as well as our strategy of focused expansion within our existing markets, increases the risk to us that adverse economic or regulatory developments in one or more of these markets may have a material adverse effect on our business, financial condition, operating results, and ability to meet our obligations on the note.

We compete for patients and resources in a highly competitive environment that may have an adverse effect on our operations and growth plans.

        The business of providing dental services is highly competitive in each of the markets in which our affiliated dental practices operate. The primary bases of such competition are quality of care and reputation, marketing exposure, convenience and traffic flow of location, relationships with managed care entities, appearance and usefulness of facilities and equipment, price of services and hours of operation. Our affiliated dental practices compete with other dentists who maintain single or satellite offices, as well as with dentists who maintain group practices, operate in multiple offices or are members of competing dental practice management networks. Many of those dentists have established practices and reputations in their markets. In addition to competing against established practices for patients, the affiliated dental practices compete with established practices in the retention and recruitment of general dentists, specialists and hygienists.

        Dental practice management companies comprise a very small percentage of the market, and we believe no single competitor has more than 1% market share. We are aware of several dental practice management companies that are currently operating in our existing markets, including BrightNow! Dental, Pacific Dental Management, American Dental Partners and Denkor Dental Management (Willamette Dental). There are also a number of dental practice management companies currently operating in other parts of the country that may enter our existing markets in the future. Many of these competitors and potential competitors have substantially greater financial resources, or otherwise enjoy competitive advantages, such as a greater ability to finance significant acquisitions, a lower relative cost of capital, less financial leverage and no recent involvment with bankruptcy proceeding. This may make it difficult for us to compete against them. See "Business—Competitive Challenges."

Our management arrangement with affiliated dental practices could be challenged by a state or dentist under laws regulating the practice of dentistry.

        The laws of each state in which we operate contain restrictions on the practice of dentistry and control over the provision of dental services. In some states in which we operate, including California, Oregon, Washington, Arizona, Hawaii and Oklahoma, the statutes regarding the practice of dentistry include broad and vaguely stated restrictions on owning, managing, maintaining and/or operating an office where dental services are performed.

        The contractual arrangements of an orthodontic practice management service, Orthalliance, have been successfully challenged in Texas and Washington as violating the state laws prohibiting the corporate practice of dentistry. In the Washington case, the court found the fact that Orthalliance was a third party beneficiary of the employment agreements between the dental practice affiliate and the dentists put Orthalliance in the position of a virtual employer of the orthodontists. The contractual relationship between the affiliated practice and Orthalliance also provided a minimum management fee that was personally guaranteed by the service provider. The totality of the contractual relationships was held to violate Washington's laws against the corporate practice of dentistry and such contracts were voided as illegal and against public policy. The Orthalliance case in Washington is on appeal to the Ninth Circuit and was selected for inclusion in the mediation program in October 2004. OCA, Inc. recently announced an agreement in principle to settle lawsuits and disputes pending between its subsidiary OrthAlliance and 60 affiliated practitioners, who represent 54 affiliated practices.

        Cases involving illegal practice are highly fact specific, and our management services agreements with affiliated dental practices are significantly different from the Orthalliance arrangements. For example, the dentists in our affiliate practices do not, directly or indirectly, guaranty payment of our fees. Our relationships with affiliated dental practices have not been challenged by regulators in any state. Generally disputes regarding illegal practice are brought in the context of a broader litigation by disgruntled service providers. In litigation brought by dentists in Idaho against us seeking to terminate their arrangement with us, illegal practice of dentistry in that state was one of the claims asserted by such group. This claim was reviewed by the Idaho Board of Dentistry, found to be without merit and dismissed. We no longer have any affiliated dental practices in Idaho.

        Our management agreements with each affiliated dental practice provide that the affiliated dental practice, and not us, retains responsibility for all activities that are within the scope of a dentist's license and cannot be performed by a person who is not licensed to practice dentistry in that state. We do not have an ownership interest in any entity that provides dental services. The affiliated dental practices each retain full authority and control with respect to all dental, professional and ethical determinations over the practice.

        We do not, and do not intend to, control the practice of dentistry by our affiliated dental practices or their compliance with the regulatory requirements directly applicable to dentists or the practice of dentistry. However, any challenge to our contractual relationships with our affiliated dental practices by dentists or regulatory authorities could result in a finding that could have a material adverse effect on our operations, such as voiding one or more long-term management agreements. Moreover, the laws and regulatory environment may change to restrict or limit the enforceability of our management service agreements. We could be prevented from affiliating with dental practices or providing comprehensive business services to dental practices in one or more states.

We are subject to health care and insurance regulations. Keeping abreast of and in compliance with these laws is costly; failure to comply could result in fines, penalties or exclusion from the Medicare or Medicaid Programs.

        Our dental practice affiliates are subject to the Health Insurance Portability and Accountability Act of 1996, or HIPAA. HIPAA regulations include various requirements on privacy and security of patient records. Federal and state regulations, such as Medicare and Medicaid, also contain anti-kickback provisions and restrictions on referrals. Our dental practice affiliates also must comply with federal Occupation Safety and Health Administration Bloodborne Pathogens Standard, which requires them to institute training programs and procedures design to eliminate or minimize occupational exposure to Hepatitis B Virus (HBV), Human Immunodeficiency Virus (HIV) and other bloodborne pathogens. Our subsidiary, Dedicated Dental, is also subject to the Knox-Keene Healthcare Service Plan Act of the State of California in connection with its managed dental care plan, which requires our subsidiary, among other things, to file periodic financial data and other information with the DMHC, maintain substantial net equity on its balance sheet and maintain adequate medical, financial and operating personnel. These regulations require consistent monitoring to maintain compliance. Failure to comply with these regulations could result in penalties and fines being imposed. See also "Business— Government Regulation."

Entities affiliated with LLCP hold substantially all of the outstanding voting power of the capital stock of our parent, InterDent, Inc., and their interests may conflict with or be different from your interests.

        Entities affiliated with LLCP hold substantially all of the voting power of InterDent, Inc. As a result, these entities affiliated with LLCP hold, and will for the foreseeable future continue to hold, sufficient voting power to direct our actions and affairs, including the election of all of our directors and, except as otherwise provided by law, approving or disapproving all other matters submitted to a vote of stockholders of InterDent, Inc., including a merger, consolidation or sale of assets. These stockholders are permitted to act in their own interests, which may conflict with or be different from your interests. Furthermore, if these stockholders were to sell their shares to a single or limited group of investors, thereby resulting in those investors' beneficial ownership of 50% or more of InterDent, Inc.'s voting stock, a change of control could be deemed to have occurred under the terms of the indenture governing the notes, which could, among other things, give rise to an option in favor of each holder of the notes to require us to repurchase all or any part of that holder's notes.

Prior to this offering we have not been required to comply with SEC reporting requirements and future public reporting obligations may put significant demands on our financial, operational and management resources.

        Prior to this offering, we and our parent company, InterDent, Inc., have been private companies that did not file reports with the SEC. As a result of this offering, we will become subject to the public reporting requirements of the Exchange Act and will be required to implement an internal control structure and procedures for financial reporting, including those contemplated by Section 404 of the Sarbanes-Oxley Act, designed to enable us to produce consolidated financial statements and related disclosure within the time periods and in the form required under the Exchange Act. In order to comply with these requirements, we expect that we and/or InterDent, Inc. will need to hire additional accounting and finance staff and implement new financial systems and procedures.

        In connection with its audits of our consolidated financial statements for the year ended December 31, 2002, the nine months ended September 30, 2003 and the three months ended December 31, 2003, Ernst & Young LLP noted certain matters involving our internal controls and their operation that it considered to be reportable conditions. Reportable conditions involve matters that could adversely affect our ability to record, process, summarize and report financial data consistent with our management's assertions in our consolidated financial statements. A material weakness is a reportable condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low risk the risk that errors or fraud in amounts that would be material to our consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

        In connection with its audit of our fiscal year 2002 consolidated financial statements Ernst & Young LLP noted a reportable condition related to limitations in our methodology for estimating bad debt allowances that make the adequacy of the allowance difficult to assess. These system limitations noted preclude us from performing a look back analysis to asses how our estimates for revenue adjustments and bad debt write offs compared to actual results. We have been aware of these limitations and have developed additional analytical tools to assess the adequacy of our allowance primarily through analysis of the relationship between revenue, cash collections and the provision for doubtful accounts. Also, our auditors identified our failure to prepare or review certain bank account reconciliations on a timely basis as a reportable condition. The potential effect on our financial statements related to this control deficiency would be an overstatement to cash and an understatement of expense related to unreconciled items and accordingly, we recorded an estimate for unrecorded reconciling items at December 31, 2002. In response to this finding, we also took steps to re-engineer our bank reconciliation process and hire additional personnel to ensure more timely completion of bank reconciliations.

        Ernst & Young LLP also noted material weaknesses in connection with the 2002 audit related to the accuracy of the fee schedules upon which our billings are based; flaws in our prior physical inventory procedures; and inadequate record retention and approvals of certain payroll source documents. The accuracy of the fee schedules upon which our billings were based could result in billing improper amounts which could result in subsequent adjustments. We have been aware of this issue and in 2003, we allocated resources towards the maintenance of fee schedules in our system. While we continue to focus efforts on maintaining accurate fee schedules, the volume and pace of changing fee schedules requires that we continue to provide for fee schedule adjustments in our allowance for doubtful accounts methodology. Also noted were flaws in our prior physical inventory procedures which resulted in the double counting of fixed assets in our general ledger resulting in an overstatement of supply inventory and an understatement of dental supply expenses. These items were identified by our auditors during their audit and as a result we performed additional analysis to remove the double counted items in the balance sheet as of December 31, 2002. In response to this finding, we developed a comprehensive policy for the periodic physical counting of our supplies inventory that was implemented during the 4th quarter 2003. During their testing of internal controls over payroll Ernst & Young identified flaws in our process which resulted in inadequate record retention of certain payroll source documents and lack of documentation that payroll is reviewed prior to posting. This deficiency did not result in a direct mis-statement to the financial statements however our auditors increased their substantive testing over payroll to ensure there was no mis-statement.

        Ernst & Young LLP noted reportable conditions in connection with its audit of our fiscal year 2003 consolidated financial statements, which Ernst & Young LLP did not consider to be material weaknesses, related to our failure to reconcile two payroll bank accounts in a timely manner during the year. These accounts were reconciled prior to the end of the audit and any adjustments are reflected in the appropriate period. Additionally, our failure to perform physical inventory counts at all of our locations was noted as a reportable condition by our auditors as the existence and valuation of our entire supplies inventory was not validated as of December 31, 2003. We are currently in the process of revising our supplies inventory policy to address the deficiencies in our controls noted by our auditors.

        We and/or InterDent, Inc. may not be able to identify an acceptable method for validating the existence and valuation of our supplies inventory or hire additional staff or implement appropriate procedures on a timely basis. Failure to hire such staff and implement such procedures could have an adverse effect on our ability to produce timely and accurate financial statements for InterDent, Inc. and its consolidated subsidiaries. If the deficiencies in the operational effectiveness of our controls over the process for physical inventory counts rise to the level of a material weakness, InterDent, Inc. may not be able to timely and accurately produce consolidated financial statements and related information on an interim basis in future periods pursuant to our obligations under the Exchange Act or meet its reporting obligations under the indenture.

USE OF PROCEEDS

        We are making the exchange offer to satisfy our obligations under the registration rights agreement. We will not receive any cash proceeds from the exchange offer. In consideration of issuing the new notes in the exchange offer, we will receive an equal principal amount of original notes.

CAPITALIZATION

        We are a wholly owned subsidiary of InterDent, Inc. The following table sets forth the total capitalization of InterDent, Inc. and its subsidiaries, taken as a whole, as of March 31, 2005. This table should be read in conjunction with "Selected Consolidated Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and InterDent, Inc.'s consolidated financial statements and the notes thereto contained elsewhere in this prospectus.

As of March 31, 2005
(in thousands)
Cash and Cash Equivalents	$3,209

Total Debt and Mandatorily Redeemable Preferred Stock:
Revolving loans	$—
10 3/4% Senior Secured Notes due 2011	80,000
Obligations under capital leases	391
Seller subordinated notes	449
Mandatorily Redeemable Preferred Stock	3,500

Total Debt and Mandatorily Redeemable Preferred Stock	84,340
Shareholders' Equity	31,695

Total Capitalization	$116,035

THE EXCHANGE OFFER

        The following summarizes the terms of the exchange offer and certain provisions of the registration rights agreement. The summary of the registration rights agreement does not purport to be complete and reference is made to the provisions of the registration rights agreement, which has been filed as an exhibit to the registration statement of which this prospectus is a part. We urge you to read the registration rights agreement in its entirety because it, and not this description, defines your registration rights as holders of the old notes.

Purpose of the Exchange Offer

        The old notes were issued by IDI and sold in a private offering to Jefferies & Company, Inc., as the initial purchaser, pursuant to a purchase agreement, on December 15, 2004. IDI was merged with and into us and we assumed all obligations on the old notes as of December 15, 2004. The initial purchaser subsequently sold the old notes to "qualified institutional buyers," as defined in Rule 144A under the Securities Act, in reliance on Rule 144A, and outside the United States under Regulation S of the Securities Act. As a condition to the sale of the old notes, we and our parent guarantor entered into a registration rights agreement with the initial purchaser on December 15, 2004. Pursuant to the registration rights agreement, we and our parent agreed that we would:

          (1)   cause to be filed, on or before April 14, 2005, an exchange offer registration statement with the SEC under the Securities Act concerning the exchange offer; and

          (2)   use commercially reasonable efforts to:

            (a)   cause such registration statement to be declared effective by the SEC on or before July 13, 2005;

            (b)   keep such registration statement effective until the exchange offer is consummated; and

            (c)   consummate the exchange offer on or prior to 30 business days, or longer, if required by federal securities laws, after the registration statement is declared effective by the SEC.

        We are making the exchange offer to satisfy certain of our obligations under the registration rights agreement. Other than pursuant to the registration rights agreement, we are not required to file any registration statement to register any outstanding old notes. Holders of old notes who do not tender their old notes or whose old notes are tendered but not accepted in the exchange offer must either register their old notes under the Securities Act, or rely on an exemption from the registration requirements under the securities laws, including the Securities Act, if they wish to sell their old notes. See "Risk Factors—Risk Related to the Exchange Offer."

Resale of Exchange Notes

        We are making the exchange offer in reliance on the position of the staff of the SEC as set forth in interpretive letters addressed to third parties in other transactions. However, we have not sought our own interpretive letter and we can provide no assurance that the staff would make a similar determination with respect to the exchange offer as it has in interpretive letters to third parties. Based on these interpretations by the staff, we believe that the exchange notes issued in the exchange offer in exchange for old notes may be offered for resale, resold and otherwise transferred by a holder other than any holder who is a broker-dealer, without further compliance with the registration and prospectus delivery requirements of the Securities Act, provided that:

  •
  holders are acquiring the exchange notes issued in the exchange offer in the ordinary course of their business;

  •
  holders are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the exchange notes issued in the exchange offer; and

  •
  holders are not an "affiliate" of ours within the meaning of Rule 144 under the Securities Act.

        If you are a broker-dealer, an "affiliate" of ours, or have an arrangement or understanding with any person to participate in a distribution of the exchange notes issued in the exchange offer, you cannot rely on the position of the staff of the SEC contained in the no-action letters mentioned above and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available.

        Each broker-dealer that receives exchange notes for its own account in exchange for old notes, which the broker-dealer acquired as a result of market-making activities or other trading activities, may be deemed an "underwriter" within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes. Each such broker-dealer that receives exchange notes for its own account in exchange for old notes, where the broker-dealer acquired the old notes as a result of market-making activities or other trading activities, must acknowledge, as provided in the letter of transmittal, that it will deliver a prospectus in connection with any resale of such exchange notes. For more detailed information, see "Plan of Distribution."

        In addition, to comply with the securities laws of various jurisdictions, if applicable, the exchange notes may not be offered or sold unless they have been registered or qualified for sale in the jurisdiction or an exemption from registration or qualification is available and is complied with. We have agreed, pursuant to the registration rights agreement and subject to specified limitations therein, to register or qualify the exchange notes for offer or sale under the securities or blue sky laws of the jurisdictions as any holder of the exchange notes reasonably requests.

Terms of the Exchange

        We are offering to exchange, subject to the conditions described in this prospectus and in the letter of transmittal accompanying this prospectus, an aggregate of $80 million principal amount of our exchange notes for $80 million of our old notes. Old notes may be exchanged in integral multiples of $1,000 principal amount. To be exchanged, an old note must be properly tendered and accepted. All outstanding old notes that are validly tendered and not validly withdrawn will be exchanged for exchange notes issued on or promptly after the expiration date of the exchange offer. Currently, there are $80 million principal amount of old notes outstanding and no exchange notes outstanding.

        We will accept for exchange any and all old notes that are validly tendered on or prior to 12:00 midnight, New York City time, on the expiration date. Tenders of old notes may be withdrawn at any time prior to 12:00 midnight, New York City time, on the expiration date. The exchange offer is not conditioned upon any minimum principal amount of the old notes being tendered for exchange. However, the exchange offer is subject to the terms and provisions of the registration rights agreement. See "—Conditions to the Exchange Offer."

        The exchange notes will evidence the same indebtedness as the old notes and will be entitled to the benefits of the indenture. The form and terms of the exchange notes will be substantially identical to those of the old notes except that the exchange notes will have been registered under the Securities Act. Therefore, the exchange notes will not be subject to certain transfer restrictions, registration rights and certain liquidated damage provisions applicable to the old notes. See "Description of Notes."

Expiration Date; Extensions; Amendments

        The exchange offer will expire at 12:00 midnight New York City time, on                        , 2005, unless we, in our sole discretion, extend the exchange offer. The time and date, as it may be extended, is referred to herein as the "expiration date."

        In order to extend the exchange offer, we will notify the exchange agent of any extension by oral or written notice and will make a public announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the exchange offer.

        We expressly reserve the right at our sole discretion:

  •
  to delay accepting the old notes;

  •
  to extend the exchange offer;

  •
  to terminate the exchange offer and not accept old notes not previously accepted if any of the conditions listed under "—Conditions to the Exchange Offer" are not satisfied or waived by us, by giving oral or written notice of such delay, extension or termination to the exchange agent; or

  •
  to amend the terms of the exchange offer in any manner.

        We will follow any delay in acceptance, extension or termination as promptly as practicable by oral or written notice to the exchange agent. If we amend the exchange offer in a manner we determine constitutes a material change, we will promptly disclose the amendment in a prospectus supplement that we will distribute to the registered holders of the old notes. We may also extend the exchange offer for a period of time that we determine, in accordance with applicable law, depending upon the significance of the amendment and the manner of disclosure.

Conditions to the Exchange Offer

        Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or exchange the exchange notes for, any old notes, and may terminate the exchange offer as provided in this prospectus before the acceptance of the old notes, if, in our sole judgment, the exchange offer violates applicable law, rules or regulations or an applicable interpretation of the staff of the SEC.

        If we determine in our sole discretion that any of these conditions are not satisfied, we may:

  •
  refuse to accept any old notes and return all tendered old notes to you;

  •
  extend the exchange offer and retain all old notes tendered before the exchange offer expires, subject, however, to your rights to withdraw the old notes;

  •
  waive the unsatisfied conditions with respect to the exchange offer and accept all properly tendered old notes that have not been withdrawn; or

  •
  amend the terms of the exchange offer in any manner.

        If the waiver or amendment constitutes a material change to the exchange offer, we will promptly disclose the waiver or amendment by means of a prospectus supplement that we will distribute to the registered holders of the old notes, and may extend the exchange offer depending on the significance of the waiver and the manner of disclosure to the registered holders of the old notes.

        The exchange offer is not conditioned upon any minimal principal amount of notes being tendered.

Accrued Interest

        Interest on the new notes will be payable semi-annually in arrears on each June 15 and December 15. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. The new notes will bear interest from the most recent date through which interest has been paid on the old notes for which they were exchanged. Accordingly, registered holders of new notes on the relevant record date for the first interest payment date following the completion of the exchange offer will receive interest accruing from the most recent date through which interest has been paid. Old notes accepted for exchange will cease to accrue interest from and after the date of completion of the exchange offer. Holders of old notes whose old notes are accepted for exchange will not receive any payment for accrued interest on the old notes otherwise payable on any interest payment date the record date for which occurs on or after completion of the exchange offer.

Procedures for Tendering Old Notes

        Our acceptance of old notes tendered by a holder will constitute a binding agreement between the tendering holder and us upon the terms and subject to the conditions described in this prospectus and in the letter of transmittal accompanying this prospectus.

        A holder of old notes may tender the old notes by:

          (a)   (i) properly completing and signing the letter of transmittal;

             (ii)  properly completing any required signature guarantees;

            (iii)  properly completing any other documents required by the letter of transmittal; and

            (iv)  delivering all of the above, together with the certificate or certificates representing the old notes being tendered, to the exchange agent at its address set forth under "—Exchange Agent" on or prior to the expiration date; or

          (b)   complying with all the procedures for book-entry transfer described below; or

          (c)   complying with the guaranteed delivery procedures described below.

        THE METHOD OF DELIVERY OF OLD NOTES, LETTERS OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDERS. IF THE DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY. HOLDERS SHOULD NOT SEND OLD NOTES OR LETTERS OF TRANSMITTAL TO US.

        The signature on the letter of transmittal need not be guaranteed if:

  •
  tendered old notes are registered in the name of the signer of the letter of transmittal;

  •
  the exchange notes to be issued in exchange for the old notes are to be issued in the name of the holder; and

  •
  any untendered old notes are to be reissued in the name of the holder.

        In any other case:

  •
  the certificates representing the tendered old notes must be properly endorsed for transfer by the registered holder or be accompanied by a properly completed bond power from the registered holder or appropriate powers of attorney, in form satisfactory to us;

  •
  the tendered old notes must be duly executed by the holder; and

  •
  signatures on the endorsement, bond power or powers of attorney must be guaranteed by a bank, broker, dealer, credit union, savings association, clearing agency or other institution, each an "eligible institution" that is a member of a recognized signature guarantee medallion program within the meaning of Rule 17Ad-15 under the Exchange Act.

        If the exchange notes or old notes not exchanged are to be delivered to an address other than that of the registered holder appearing on the note registrar for the old notes, the signature in the letter of transmittal must be guaranteed by an eligible institution.

        If the letter of transmittal or any old notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and, unless waived by us, such persons must submit proper evidence satisfactory to us of their authority to so act.

        The exchange agent will make a request within two business days after the date of receipt of this prospectus to establish accounts with respect to the old notes at The Depository Trust Company for the purpose of facilitating the exchange offer. We refer to The Depository Trust Company in this prospectus as "DTC" and the "book-entry transfer facility." Subject to establishing the accounts, any financial institution that is a participant in the book-entry transfer facility's system may make book-entry delivery of old notes by causing the book-entry transfer facility to transfer the old notes into the exchange agent's account with respect to the old notes in accordance with the book-entry transfer facility's procedures for the transfer. Although delivery of old notes may be effected through book-entry transfer into the exchange agent's account at the book-entry transfer facility, an appropriate letter of transmittal with any required signature guarantee and all other required documents, or an agent's message, must in each case be properly transmitted to and received or confirmed by the exchange agent at its address set forth below prior to the expiration date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures.

        The exchange agent and DTC have confirmed that the exchange offer is eligible for DTC's Automated Tender Offer Program, which we refer to as "ATOP." Accordingly, DTC participants may, in lieu of physically completing and signing the letter of transmittal and delivering it to the exchange agent, electronically transmit their acceptance of the exchange offer by causing DTC to transfer old notes to the exchange agent in accordance with DTC's ATOP procedures for transfer. DTC will then send an agent's message.

        The term "agent's message" means a message which:

  •
  is transmitted by DTC;

  •
  is received by the exchange agent and forms part of the book-entry transfer;

  •
  states that DTC has received an express acknowledgment from a participant in DTC that is tendering old notes which are the subject of the book-entry transfer;

  •
  states that the participant has received and agrees to be bound by all of the terms of the letter of transmittal; and

  •
  states that we may enforce the agreement against the participant.

        Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where the broker-dealer acquired the old notes as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. For additional information, see "Plan of Distribution."

        If you beneficially own the old notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee and wish to tender your beneficially owned old notes in the exchange offer, you should contact the registered holder promptly and instruct it to tender the old notes on your behalf. The beneficial owner may also obtain and include with the letter of transmittal the old notes properly endorsed for transfer by the registered holder or accompanied by a properly completed bond power from the registered holder, with signatures on the endorsement or bond power guaranteed by an eligible institution. If the beneficial owner wishes to tender directly, the beneficial owner must, prior to completing and executing the letter of transmittal and tendering the old notes, make appropriate arrangements to register ownership of the old notes in the beneficial owner's name. Beneficial owners should be aware that the transfer of registered ownership may take considerable time.

        By tendering, each registered holder of old notes will represent to us that, among other things:

  •
  the exchange notes to be acquired in connection with the exchange offer by the holder and each beneficial owner of the old notes are being acquired by the holder and each beneficial owner in the ordinary course of business of the holder and each beneficial owner;

  •
  the holder and each beneficial owner are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate, in the distribution of the exchange notes;

  •
  the holder and each beneficial owner acknowledge and agree that any person participating in the exchange offer for the purpose of distributing the exchange notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction of the exchange notes acquired by such person and cannot rely on the position of the staff of the SEC set forth in no-action letters that are discussed herein under "—Resale of Exchange Notes";

  •
  if the holder is a broker-dealer, such holder represents that it acquired the old notes as a result of market making or other trading activities, and that it will deliver a prospectus in connection with any resale of exchange notes acquired in the exchange offer;

  •
  if the holder is a broker-dealer and receives exchange notes pursuant to the exchange offer it shall notify us before using the prospectus in connection with any sale or transfer of exchange notes;

  •
  the holder and each beneficial owner understand that a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 or 508, as applicable, of Regulation S-K of the Commission;

  •
  neither the holder nor any beneficial owner is an "affiliate," as defined under Rule 144 of the Securities Act, of ours; and

  •
  in connection with a book-entry transfer, each participant will confirm that it makes the representations and warranties contained in the letter of transmittal.

        All questions as to the validity, form, eligibility, including time of receipt, and acceptance of old notes tendered for exchange will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all tenders of any old notes not properly tendered or not to accept any old notes which acceptance might, in our judgment or the judgment of our counsel, be unlawful. We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any old notes either before or after the expiration date, including the right to waive the ineligibility of any holder who seeks to tender old notes in the exchange offer.

        The interpretation of the terms and conditions of the exchange offer including the letter of transmittal and the instructions contained in the letter of transmittal by us will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes for exchange must be cured within such reasonable period of time as we determine. Neither we, the exchange agent nor any other person has any duty to give notification of any defect or irregularity with respect to any tender of old notes for exchange, nor will any of us incur any liability for failure to give such notification.

Guaranteed Delivery Procedures

        If you desire to tender your old notes, but:

  •
  your old notes are not immediately available;

  •
  you cannot deliver your old notes, the letter of transmittal or any other documents required by the letter of transmittal to the exchange agent prior to the expiration date; or

  •
  the procedures for book-entry transfer of your old notes cannot be completed prior to the expiration date,

you may effect a tender according to the guaranteed delivery procedures set forth in the letter of transmittal.

        Pursuant to such procedures:

  •
  your tender of old notes must be made by or through an eligible institution and you must properly complete and duly execute a notice of guaranteed delivery (as defined in the letter of transmittal);

  •
  on or prior to the expiration date, the exchange agent must have received from you and the eligible institution a properly completed and duly executed notice of guaranteed delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder, the certificate number or numbers of the tendered old notes, and the principal amount of tendered old notes, stating that the tender is being made thereby and guaranteeing that, within three (3) business days after the date of delivery of the notice of guaranteed delivery, the tendered old notes, a duly executed letter of transmittal and any other required documents will be deposited by the eligible institution with the exchange agent; and

  •
  such properly completed and executed documents required by the letter of transmittal and the tendered old notes in proper form for transfer (or confirmation of a book-entry transfer of such old notes into the exchange agent's account at DTC) must be received by the exchange agent within three (3) business days after the expiration date.

        Any holder who wishes to tender their old notes pursuant to the guaranteed delivery procedures described above must ensure that the exchange agent receives the notice of guaranteed delivery relating to such old notes prior to 12:00 midnight, New York City time, on the expiration date.

        Unless old notes being tendered by the above-described method are deposited with the exchange agent, a tender will be deemed to have been received as of the date when the tendering holder's properly completed and duly signed letter of transmittal, or a properly transmitted agent's message, accompanied by the old notes or a confirmation of book-entry transfer of the old notes into the exchange agent's account at the book-entry transfer facility is received by the exchange agent.

        Issuances of exchange notes in exchange for old notes tendered pursuant to a notice of guaranteed delivery will be made only against deposit of the letter of transmittal and any other required documents and the tendered old notes or a confirmation of book-entry and an agent's message.

Withdrawal Rights

        Tenders of old notes may be withdrawn at any time prior to the expiration date. For a withdrawal to be effective, a written notice of withdrawal sent by telegram, facsimile transmission, with receipt confirmed by telephone, or letter must be received by the exchange agent at the address set forth in this prospectus prior to the expiration date. Any notice of withdrawal must:

  •
  specify the name of the person having tendered the old notes to be withdrawn;

  •
  identify the old notes to be withdrawn, including the certificate number or numbers and principal amount of such old notes;

  •
  specify the principal amount of old notes to be withdrawn;

  •
  include a statement that the holder is withdrawing its election to have the old notes exchanged;

  •
  be signed by the holder in the same manner as the original signature on the letter of transmittal by which the old notes were tendered or as otherwise described above, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee under the indenture register the transfer of the old notes into the name of the person withdrawing the tender; and

  •
  specify the name in which any such old notes are to be registered, if different from that of the person who tendered the old notes.

        The exchange agent will return the properly withdrawn old notes promptly following receipt of the notice of withdrawal. If old notes have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn old notes or otherwise comply with the book-entry transfer facility procedure. All questions as to the validity of notices of withdrawals, including time of receipt, will be determined by us in our sole discretion and our determination will be final and binding on all parties.

        Any old notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder without cost to the holder. In the case of old notes tendered by book-entry transfer into the exchange agent's account at the book-entry transfer facility pursuant to the book-entry transfer procedures described above, the old notes will be credited to an account with the book-entry transfer facility specified by the holder. In either case, the old notes will be returned as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures described under "—Procedures for Tendering Old Notes" above at any time prior to the expiration date.

Acceptance of Old Notes for Exchange and Delivery of Exchange Notes

        Upon satisfaction or waiver of all the conditions to the exchange offer, we will accept, promptly following the expiration date, any and all old notes that are properly tendered in the exchange offer prior to 12:00 midnight, New York City time, on the expiration date. The exchange notes issued pursuant to the exchange offer will be delivered promptly following the expiration date. For purposes of the exchange offer, we will be deemed to have accepted validly tendered old notes, when, as, and if we have given oral or written notice thereof to the exchange agent.

        In all cases, issuances of exchange notes for old notes that are accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of such old notes, a properly completed and duly executed letter of transmittal and all other required documents (or of confirmation of a book-entry transfer of such old notes into the exchange agent's account at DTC); provided, however, that we reserve the absolute right to waive any defects or irregularities in the tender or conditions of the exchange offer. If any tendered old notes are not accepted for any reason, such unaccepted old notes will be returned without expense to the tendering holder thereof as promptly as practicable after the expiration or termination of the exchange offer.

Exchange Agent

        Wells Fargo Bank, National Association has been appointed as the exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at one of the addresses set forth below:

WELLS FARGO BANK, NATIONAL ASSOCIATION

By Registered or Certified Mail, Overnight Delivery, or Hand Delivery:
Wells Fargo Bank, National Association
Corporate Trust Department
707 Wilshire Blvd., 17th Floor
Los Angeles, CA 90017
Attention: Jeanie Mar, Vice President

By Facsimile Transmission:
(213) 614-3355

Confirm by Telephone:
(213) 614-3349

For Additional Information:
Wells Fargo Bank, National Association
Corporate Trust Department
707 Wilshire Blvd., 17th Floor
Los Angeles, CA 90017
(213) 614-3349
Attention: Jeanie Mar, Vice President

        You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery to the exchange agent at the address and telephone number set forth in the letter of transmittal.

        DELIVERY TO AN ADDRESS OTHER THAN AS SET FORTH IN THE LETTER OF TRANSMITTAL, OR TRANSMISSIONS OF INSTRUCTIONS VIA A FACSIMILE NUMBER OTHER THAN THE ONE SET FORTH IN THE LETTER OF TRANSMITTAL, WILL NOT CONSTITUTE A VALID DELIVERY.

Fees and Expenses

        Pursuant to the registration rights agreement, we are required to pay all expenses incident to the consummation of the exchange offer, including our compliance with the registration rights agreement, regardless of whether a registration statement becomes effective, including without limitation:

  •
  all registration and filing fees and expenses;

  •
  all fees and expenses of compliance with federal securities and state blue sky or securities laws;

  •
  all expenses of printing (including printing certificates for the exchange notes to be issued in the exchange offer and printing of prospectuses), messenger and delivery services and telephone;

  •
  all fees and disbursements of our counsel;

  •
  all application and filing fees in connection with listing the exchange notes on a national securities exchange or automated quotation system pursuant to the requirements of the registration rights agreement; and

  •
  all fees and disbursements of our independent certified public accountants (including the expenses of any special audit and comfort letters required by or incident to such performance).

        We will pay all transfer taxes, if any, applicable to the exchange of the old notes pursuant to the exchange offer. If, however, a transfer tax is imposed for any reason other than the exchange of the old notes pursuant to the exchange offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

Accounting Treatment

        The exchange notes will be recorded at the same carrying value as the old notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize a gain or loss for accounting purposes.

Consequences of Failure to Exchange

        Holders of old notes who do not exchange their old notes for exchange notes pursuant to the exchange offer will continue to be subject to the restrictions on transfer of the old notes as described in the legend on the old notes. Old notes not exchanged pursuant to the exchange offer will continue to remain outstanding in accordance with their terms. In general, the old notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently anticipate that we will register the old notes under the Securities Act.

        Participation in the exchange offer is voluntary, and holders of old notes should carefully consider whether to participate. Holders of old notes are urged to consult their financial and tax advisors in making their own decision on what action to take. As a result of the making of, and upon acceptance for exchange of all validly tendered old notes pursuant to the terms of, this exchange offer, we will have fulfilled a covenant contained in the registration rights agreement. Holders of old notes who do not tender their old notes in the exchange offer will continue to hold the old notes and will be entitled to all the rights and limitations applicable to the old notes under the indenture, except for any rights under the registration rights agreement that by their terms terminate or cease to have further effectiveness as a result of the making of this exchange offer. All untendered old notes will continue to be subject to the restrictions on transfer described in the indenture. To the extent that old notes are tendered and accepted in the exchange offer, the trading market for untendered old notes could be adversely affected.

Shelf Registration Statement

        If, pursuant to the terms of the registration rights agreement:

          (1)   the exchange offer is not permitted by applicable law or SEC policy; or

          (2)   any holder of the old notes notifies us within 20 business days following the date we are required to consummate the exchange offer that:

            (a)   such holder was prohibited by law or SEC policy from participating in the exchange offer; or

            (b)   such holder cannot resell the exchange notes acquired by it in the exchange offer to the public without delivering a prospectus and the prospectus contained in the exchange offer registration statement is not appropriate or available for such resales by such holder; or

            (c)   such holder is a broker-dealer and holds old notes acquired directly from us or any of our affiliates,

then we shall use commercially reasonable efforts to file a shelf registration statement pursuant to Rule 415 under the Securities Act (which may be an amendment to the exchange offer registration statement), subject to the terms set forth in the registration rights agreement, and use commercially reasonable efforts to cause such shelf registration statement to become effective on or prior to 90 days after such registration statement was required to be filed.

        In addition, pursuant to the registration rights agreement, we are required, to the extent necessary to ensure that the shelf registration statement is available for sales of old notes by certain holders of old notes, to use commercially reasonable efforts to keep any shelf registration statement so required continuously effective, supplemented, amended and current as required by and subject to the provisions of the registration rights agreement, for a period ranging from at least two years to less than one, depending on the circumstances, all as set forth in the registration rights agreement.

Liquidated Damages

        If, pursuant to the terms of the registration rights agreement, one of the following occurs (each such event is referred to as a "registration default"):

  •
  we do not file any of the registration statements required by the registration rights agreement with the SEC on or prior to the applicable filing deadline;

  •
  any of such registration statements is not declared effective by the SEC on or prior to the applicable effectiveness deadline;

  •
  we fail to consummate the exchange offer on or prior to 30 business days after the registration statement is declared effective by the SEC; or

  •
  any registration statement required by the registration rights agreement is filed and declared effective but shall thereafter cease to be effective for the applicable period while transfer restricted securities (as defined in the registration rights agreement) are outstanding or fails to be useable for its intended purpose without being succeeded immediately by a post-effective amendment or another registration statement that cures such failure and that is itself declared effective immediately, then we will pay to each holder of old notes affected thereby liquidated damages as follows:

        With respect to the first 90-day period immediately following the occurrence of the first registration default, liquidated damages will be paid in an amount equal to 0.25% per annum on the outstanding principal amount of the transfer restricted securities, as defined in the registration rights agreement. The amount of the liquidated damages will increase by an additional 0.25% per annum on the outstanding principal amount of transfer restricted securities with respect to each subsequent 90-day period until all registration defaults have been cured, up to a maximum amount of liquidated damages for all registration defaults of 1.0% per annum on the outstanding principal amount of transfer restricted securities.

        We will pay all accrued liquidated damages on the next scheduled interest payment date to DTC or its nominee by wire transfer of immediately available funds or by federal funds check and to holders of certificated notes by wire transfer to the accounts specified by them or by mailing checks to their registered addresses if no such accounts have been specified.

        Following the cure of all registration defaults, the accrual of liquidated damages will cease.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

        The selected consolidated historical financial data set forth below as of and for fiscal years ended December 31, 2000, 2001, 2002, the nine month period ended September 30, 2003, three month period ended December 31, 2003 and fiscal year ended December 31, 2004, are derived from InterDent, Inc.'s audited financial statements for those fiscal periods. The selected consolidated historical financial data as of and for the three months ended March 31, 2004 and 2005 and the twelve month period ended December 31, 2003 (Pro-Forma Combined) are derived from InterDent, Inc.'s unaudited financial statements for those periods. In the opinion of management, all adjustments considered necessary for a fair presentation have been included in the unaudited financial statements.

        You should read the information set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included elsewhere in this material.

						Pro-Forma Combined(1)			Reorganized
	Predecessor				Reorganized			Reorganized
									Three Months Ended March 31,
	Fiscal Year Ended December 31,
				January 1 - September 30, 2003	October 1 - December 31, 2003	January 1 - December 31, 2003		January 1 - December 31, 2004
	2000	2001	2002						2004	2005
						(unaudited)			(unaudited)
	($ in Thousands)
Statement of Operations Data:
Net revenue	$293,166	$282,631	$250,064	$171,581	$51,779	$223,360		$212,202	$53,297	$53,739
Total operating expenses	330,267	292,708	235,204	173,660	49,011	222,671		201,707	50,578	50,733
Operating income (loss)	(37,101)	(10,077)	14,860	(2,079)	2,768	689		10,495	2,719	3,006
Total non-operating (income) expense	276	5,181	585	(72,608)	223	(72,385	)(2)	347	66	10
Interest expense, net	15,329	19,706	22,371	12,541	770	13,311		2,977	862	2,541

Net income (loss) before income taxes	(52,706)	(34,964)	(8,096)	57,988	1,775	59,763		7,171	1,791	455
Provision (benefit) for income taxes, net	(4,002)	115	—	—	700	700		2,798	700	177

Net income (loss) before extraordinary item and cumulative effect of change in accounting principle	$(48,704)	$(35,079)	$(8,096)	$57,988	$1,075	$59,063		$4,373	$1,091	$278
Balance Sheet Data (as of period end):
Cash and cash equivalents	$5,293	$7,189	$3,041	$6,114	$2,736	$2,736		—	$5,138	$3,209
Property, equipment and leaseholds, net	33,859	20,945	17,848	16,236	15,719	15,719		17,970	16,312	20,296
Total assets	244,229	210,004	114,867	145,219	138,958	138,958		141,981	142,834	146,403
Total debt	174,884	169,713	175,981	38,980	38,472	38,472		80,998	42,678	80,840
Total stockholders' equity	$30,452	$7,235	$(89,929)	$68,774	$69,378	$69,378		$31,502	$69,861	$31,695
Other Financial Data:
Cash flow provided by (used in):
Operating activities	$9,545	$19,379	$12,243	$5,527	$(4,952)	$575		$11,667	$4,436	$6,597
Investing activities	(53,595)	9,365	(1,777)	(1,714)	(990)	(2,704)		(53,894)	(1,740)	(3,200)
Financing activities	$48,804	$(26,848)	$(14,614)	$(740)	$2,564	$1,824		$39,491	$(294)	$(158)
Ratio of earnings to fixed charges(3)	—	—	0.65	5.49	2.99	5.33		3.07	2.82	1.17
(Deficiency) to cover fixed charges(4)	$(52,706)	$(34,964)	$—	$—	$—	$—		$—	$—	$—

(1)
Unaudited combined pro-forma results for the period from January 1 through December 31, 2003 reflect the predecessor company from January 1 through September 30, 2003 plus the reorganized company from October 1 through December 31, 2003. The information presented for the combined company from January 1 through December 31, 2003 is not intended to comply with GAAP or to be indicative of the results that would have been achieved if the predecessor company and the reorganized company had been operated as one company during the stated period.

(2)
We recorded a one-time reorganization gain of $71.5 million on September 30, 2003 following our emergence from Chapter 11 status. This gain mostly reflected our conversion of $136.7 million in predecessor company net debt into $68.8 million of new preferred stock, common equity, and warrants in the reorganized company, representing a net gain of $67.9 million.

(3)
Ratio of earnings to fixed charges is equal to the sum of income (loss) before income taxes, plus fixed charges, divided by fixed charges, which consists primarily of interest expense and amortization of debt issue costs.

(4)
We had a deficiency of earnings to fixed charges of $37.4 million for the year ended December 31, 2000 and $15.3 million for the year ended December 31, 2001.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion in conjunction with "Selected Consolidated Historical Financial Data" and InterDent, Inc.'s historical consolidated financial statements and related notes included elsewhere in this material. This discussion contains forward-looking statements that are based on management's current expectations, estimates and projections about our business and operations. Our actual results may differ materially from those currently anticipated and expressed in these forward-looking statements as a result of the factors we describe under "Forward-Looking Statements," "Risk Factors" and elsewhere in this material. In this section of the material, "we," "us," and "our" refers to InterDent, Inc. and its subsidiaries on a consolidated basis.

Overview

        We provide dental practice management services to multi-specialty group dental practices in the United States. We do not engage in the practice of dentistry, but rather work with affiliated dental practices to enhance the business operation of their practices. We enter into management services agreements with these affiliated dental practices and provide them, on an exclusive basis, with management and administrative services. As of March 31, 2005, we provided management services to 124 affiliated dental practices with 1,246 operatories in Arizona, California, Hawaii, Kansas, Nevada, Oklahoma, Oregon and Washington and one dental laboratory in Oklahoma.

        Growth of the dental care industry in the United States is currently fueled by, among other things, increased availability of dental insurance, a growing population of older patients who have retained their teeth and increased interest in cosmetic dentistry. Dental care remains a highly fragmented service market; as of 2001, 88% of the nation's dentists practiced in one or two person offices. This provides an opportunity for dental practice management companies that provide administrative and other services to dental practitioners.

        Our affiliated dental practices are in exclusive control of all clinical aspects of the practice of dentistry and the delivery of dental services. We have entered into long-term management agreements with the affiliated dental practices under which we are the exclusive administrator of all non-clinical aspects of the dental practices. Under these agreements, we provide patient scheduling services, facilities and equipment used by the affiliated dental practices, bill and collect receivables on behalf of the affiliated dental practices, purchase and provide supplies, provide clerical, accounting, payroll, human resources, computer and other non-dental support personnel, provide management information systems and reports, negotiate contracts with managed care payors or other third parties and assist in the recruitment of dentists.

        We provide guidelines for hiring and compensating dentists and clinical personnel, although this responsibility remains with the affiliated dental practices. Specifically, the affiliated dental practices are responsible for hiring and compensating dentists and other dental professionals, maintaining patient records and ensuring that dentists have the required licenses and other certifications.

        We have historically affiliated with dental practices by purchasing the operating assets of those practices, including furniture, fixtures, equipment and instruments, and entering into long-term (typically 40 years) management services agreements with the dental groups associated with the practice. Under the terms of these agreements, we are the exclusive administrator of all non-clinical aspects of the offices, whereas the affiliated dental practices are exclusively in control of all aspects of the practice and delivery of dental services.

        Simultaneous to the execution of a management services agreement with each affiliated dental practice, we also enter into a share acquisition agreement. Under all of the current share acquisition agreements, we have the right to designate the purchaser (i.e., the successor dentist) to purchase from the affiliated dental practice shareholders all the shares of the group for a nominal price typically of $1,000 or less. Under these share acquisition agreements, we have the unilateral right to establish or effect a change in the affiliated dental practice shareholders, at will, and without consent of the affiliated dental practice shareholders, on an unlimited basis. The Emerging Issues Task Force of the Financial Accounting Standards Board reached a consensus, published in EITF 97-2, on the accounting for transactions between physician practice management companies and physician practices and the financial reporting of those entities. For financial reporting, EITF 97-2 mandates the consolidation of physician practice activities with the practice management company when certain conditions have been met, even though the practice management company does not have a direct equity investment in the physician practice. Consequently, under EITF 97-2, we consolidate the accounts of applicable affiliated dental practices in the consolidated financial statements when the criteria of EITF 97-2 are met. Accordingly, the consolidated statements of operations include the net patient revenue and related expenses of these affiliated dental practices and all significant inter-company transactions have been eliminated. All of our agreements with our affiliated dental practices currently meet the requirements for consolidation. For those previous affiliations that do not meet the criteria of consolidation under EITF 97-2, we recorded net management fees on the services described above and the expenses associated with providing those services under the management services agreements. Our consolidated financial statements are prepared in conformity with the consensus reached in EITF 97-2.

Components of Revenue and Expenses

        Our affiliated dental practices generate revenue from patients and dental benefit providers under fee-for-service, PPO and capitated managed care plans.

        Dental practice net patient service revenue represents amounts billed by the affiliated dental practices to patients and third-party payors for dental services rendered. These amounts also include monthly capitation payments received from third-party payors pursuant to managed care contracts. Net revenue is reported at established rates reduced by contractual amounts based on agreements with patients, third party payors and others obligated to pay for services rendered.

        The following table shows the approximate contribution to revenue from capitated managed care and fee-for-service and other third party payors for 2002, 2003, 2004:

	2004	2003	2002
Revenue:
Capitated managed care	21%	20%	23%
Fee-for service and other third party payors	79%	80%	77%
Total	100%	100%	100%

        As compensation for services provided under the management services agreements, the affiliated practices are obligated to reimburse expenses incurred on their behalf and pay us a fee equal to their income after compensation of the dental professionals. We bear the risk of loss when a dental office does not generate sufficient revenues to cover expenses—usually during start up of new offices.

Our 2003 Reorganization

        On May 9, 2003, we and our subsidiary, InterDent Service Corporation, filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code. On October 9, 2003, our plan of reorganization, or the Plan, was confirmed by the bankruptcy court, all of our existing publicly held equity was extinguished, and we terminated our filing obligations under the Exchange Act. The bankruptcy court retained jurisdiction solely to resolve our disputed unsecured claims. InterDent Service Corporation also entered into a revolving credit agreement enabling us to borrow up to $7.5 million for working capital purposes. Furthermore, we rejected non-strategic, expensive real estate leases and closed unprofitable offices. The Plan also provided for various other matters related to our operations post-reorganization, including our assumption of all contracts and leases that had not been previously rejected.

        We recorded a reorganization gain of $71.5 million during 2003 versus none in 2002. This mostly reflected our conversion during 2003 of $136.7 million in predecessor company net debt into $68.8 million of new preferred stock, common equity and warrants in the reorganized company, representing a net gain of $67.9 million.

        In June 2004, we refinanced our $34.9 million credit facility term note which our Chapter 11 plan of reorganization established in place of our predecessor company's credit facility. The loan terms of this post-Chapter 11 credit facility enabled us to extinguish $3.5 million of this debt if we repaid the outstanding balance in full by July 9, 2004. We subsequently replaced the retired post-Chapter 11 credit facility with both a term note and a revolving line of credit. The term note was retired upon completion of our December 2004 offering of the notes and the revolving line of credit was reset to $10.0 million. We recorded a net gain of $2.5 million on extinguishment of the post-Chapter 11 credit facility and the June 2004 term note.

        As stipulated in the Plan, we established a $0.9 million fund to satisfy allowed general unsecured claims. In January 2005, we completed resolution of all unsecured claims and received a final decree and order closing the case by the bankruptcy court.

The 2004 Transactions

        IDI Acquisition Corp., a wholly owned subsidiary of Levine Leichtman Capital Partners II, L.P., or LLCP II, which is an affiliate of LLCP, was formed in October 2004 solely to facilitate the offering of the original notes and the purchase of all of the securities of InterDent, Inc. owned by DDJ, an entity unrelated to IDI, for $47.5 million. The purchase price for the securities sold by DDJ to IDI Acquisition Corp. was determined based on arms-length negotiations, and reflected an enterprise valuation of approximately $115 to $120 million. The purchase was made pursuant to the terms of a stock purchase agreement by and among InterDent, Inc. and affiliates of each of LLCP and DDJ. IDI Acquisition Corp. also acquired all other outstanding InterDent, Inc. securities (other than securities held by InterDent, Inc.'s management and by LLCP II or its affiliates) pursuant to "bring along" provisions contained in InterDent, Inc.'s amended and restated certificate of incorporation and InterDent, Inc.'s shareholders agreement to which each holder of InterDent, Inc.'s outstanding capital stock (including securities convertible into or exchangeable for capital stock) was bound. The funds necessary for the purchase by IDI of the InterDent, Inc. securities owned by DDJ were provided through application of a portion of the net proceeds from our note offering.

        Additionally, prior to the completion of offering the notes, InterDent Service Corporation entered into an agreement and plan of merger with IDI Acquisition Corp. (and, for the limited purposes stated therein, with InterDent, Inc.). Substantially concurrent with the consummation of the note offering and the purchase by IDI Acquisition Corp. of the InterDent, Inc. securities held by entities affiliated with DDJ and the other outstanding InterDent, Inc. securities (other than securities held by InterDent, Inc.'s management and by LLCP II or its affiliates), IDI Acquisition Corp. merged with and into us. By operation of the merger, InterDent Service Corporation assumed the notes and succeeded to all of the rights, obligations and restrictions of the indenture governing the notes. Following the transactions, entities affiliated with LLCP now beneficially own substantially all of the outstanding capital stock of InterDent, Inc., and current and former management hold options to purchase approximately 7.5% of InterDent, Inc.'s outstanding common stock on a fully diluted basis. Furthermore, substantially concurrent with the completion of the offering, we amended and restated our senior secured revolving credit facility.

        Substantially concurrent with the completion of the note offering and related transactions, we issued shares of a new series of senior "payable-in-kind" mandatorily redeemable preferred stock due 2014 to LLCP II for $3.5 million.

Critical Accounting Policies and Estimates

        The preparation of the consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities and revenue and expenses. On an on-going basis we evaluate these estimates, including but not limited to those related to carrying value of accounts receivable, goodwill, intangible assets, long-lived assets and income taxes and any potential future impairment of these assets. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        We have identified the following policies as critical to our business operations and the understanding of our results of operations:

        Basis of Presentation.    We provide management services to the affiliated dental practice under long-term management service agreements that generally have an initial term of 40 years. Under the provisions of the management service agreements, we own the non-professional assets at the affiliated practice locations, including equipment and instruments, bill and collect patient receivables, and provide all administrative and management support services to the affiliated dental practices. The administrative and management support services include: financial, accounting, training, efficiency and productivity enhancement, recruiting, marketing, advertising, purchasing, and related support personnel. The affiliated dental practices employ the dentists and the hygienists while we employ all administrative personnel.

        The Emerging Issues Task Force of the Financial Accounting Standards Board reached a consensus, published in EITF 97-2, on the accounting for transactions between physician practice management companies and physician practices and the financial reporting of such entities. For financial reporting purposes, EITF 97-2 mandates the consolidation of physician practice activities with the practice management company when certain conditions have been met, even though the practice management company does not have a direct equity investment in the physician practice. Consequently, under EITF 97-2, we consolidate all the accounts of those affiliated dental practices in the consolidated financial statements.

        Net patient revenues.    Dental practice net patient service revenue represents the consolidated revenue of the affiliated dental practices and is recorded when the related work is completed. Unlike standard practice in the medical industry, we do not record revenue at established billing rates and reduce this by an estimate for contractual adjustments. Rather, revenue is typically recorded based upon predetermined rates per diagnosis, fee-for-service rates or discounted fee-for-service rates less allowances for fee schedule adjustments.

        Valuation of accounts receivable.    The collection of outstanding receivables from third-party payors and patients is our primary source of cash and is critical to our operating performance. We establish and bill at rates that we expect to collect and have historically collected 95% of our fees. The carrying amount of accounts receivable requires management to assess the future collectibilty of our accounts receivable and establish an allowance for anticipated adjustments and doubtful accounts. The amount of the allowance is based primarily upon management's assessment of historical collections, write-offs, the aging of accounts receivable, business and economic conditions and trends in private employer health care coverage. There have been no significant changes in the application of our methodology in the three years ending December 31, 2004. Accounts are written off when all reasonable internal and external collection efforts have been performed. The write-off process requires a write-off adjustment entry to the patient accounting system. Accounts written off as uncollectible are deducted from the allowance and subsequent recoveries are added.

        Additions to the allowance for doubtful accounts are made by means of the provision for doubtful accounts. The provision for doubtful accounts and the allowance for doubtful accounts relate primarily to "uninsured" amounts due directly from patients (including co-payments and deductible amounts from patients who have dental insurance coverage). The provision for doubtful accounts decreased to 1.0% of revenues for 2004, from 2.4% of revenues for 2003 and from 3.5% of revenues in 2002 as a result of centralizing certain billing and collections processes in 2003. Adverse changes in general economic conditions, business office operations, payer mix, or trends in private employer dental care coverage could affect our collection of accounts receivable, cash flows and results of operations.

        Goodwill, intangibles and long-lived assets.    Long-lived assets include property and equipment, intangible assets to be held and used and goodwill resulting from reorganization value or step up in basis in excess of amounts allocable to identifiable assets. Long-lived assets, excluding goodwill and intangible assets with indefinite useful lives, are reviewed for impairment whenever events or changes in circumstances would suggest that these assets may be impaired. Goodwill and intangible assets with indefinite useful lives are tested for impairment annually during the fourth quarter, or more frequently if an event indicates that the asset might be impaired. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of the entity with its net asset value (or carrying amount), including goodwill. If the fair value of the entity exceeds its net asset value, goodwill of the entity is considered not impaired and the second step of the goodwill impairment test is not needed. If the net asset value of the entity exceeds the fair market value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the entity's goodwill with the carrying amount of that goodwill. If the carrying amount of the entity's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. Subsequent to recognizing an impairment loss, the adjusted carrying amount of the intangible asset shall be its new accounting basis. Reversal of a previously recognized impairment loss is prohibited.

        In the fourth quarter of 2004, we performed the annual impairment review of goodwill and indefinite-lived intangible assets and also assessed whether the indefinite-lived intangible assets continue to have indefinite lives. We engaged an independent party to perform valuations to assist in the impairment review. There were not any impairment charges as a result of this review.

        Income taxes.    We record a valuation allowance to reduce deferred income tax assets to the amount that is more likely than not to be realized. Our assessment of the realization of deferred income tax assets requires that estimates and assumptions be made as to taxable income of future periods. Projection of future period earnings is inherently difficult as it involves consideration of numerous factors such as our overall strategies, market growth rates, responses by competitors, assumptions as to operating expenses and other industry specific factors.

        Fresh start accounting.    Due to our emergence from Chapter 11 proceedings, we have implemented the "fresh start" accounting provisions of American Institute of Certified Public Accountants, or AICPA, Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code," or SOP 90-7, in the financial statements. Although the effective date of our plan of reorganization was October 9, 2003, due to the immateriality of the results of operations for the period between September 30, 2003 and the effective date, we accounted for the consummation of the plan of reorganization as if it had occurred on September 30, 2003 and implemented fresh start reporting as of that date. As a consequence of the Chapter 11 reorganization, financial results for periods commencing on October 1, 2003, are referred to as the "reorganized company" and are not comparable to the financial statements for periods prior to October 1, 2003 which are referred to as the "predecessor company."

        Fresh start accounting requires that we adjust the historical cost of our assets and liabilities to their fair value at the effective date. The fair value of the reorganized company, or the reorganization value, of approximately $145.2 million was determined based on the sum of the negotiated enterprise value of the reorganized company and any liabilities that were outstanding after final negotiations and bankruptcy court approval. We engaged an independent appraiser to assist in determining the valuation. The independent appraiser used various valuation techniques to develop a range of enterprise values as a basis for negotiations between the predecessor company and its senior debt holders. The final enterprise value used in the reorganization was the result of significant negotiations between these senior debt holders and the predecessor company. The reorganized company's capital structure included $37.7 million of debt outstanding under the credit agreement, $48.4 million of preferred stock, $20.3 million of common stock and warrants, and $38.7 million of other liabilities that were not eliminated or discharged under the plan of reorganization.

        Purchase accounting.    As discussed in the "2004 Transactions" above, DDJ Capital Management, LLC, acting on behalf of private equity funds that it manages, sold all of their securities in InterDent, Inc. to IDI Acquisition Corp. on December 15, 2004, for $47.5 million in cash. IDI was a wholly owned subsidiary of Levine Leichtman Capital Partners II, L.P., InterDent, Inc.'s then minority stockholder, and was formed solely to facilitate this transaction. As a result of this and other related transactions, LLCP II became Interdent, Inc.'s new majority stockholder. Substantially concurrent with the consummation of the purchase by IDI Acquisition Corp. of the InterDent, Inc. securities, IDI Acquisition Corp. merged with and into InterDent Service Corporation.

        The merger was completed on December 15, 2004 and for financial reporting purposes was accounted for effective December 31, 2004. The merger and related transaction resulted in a change in control of the Company as defined by the Emerging Issues Task Force of the Financial Accounting Standards Board (EITF) abstract 88-16, "Basis in Leveraged Buyout Transactions" (EITF 88-16). The consolidated financial statements at December 31, 2004 have been prepared in accordance with EITF 90-12 "Allocating Basis to Individual Assets and Liabilities for Transactions within the Scope of Issue No. 88-16" (EITF 90-12). Under the provisions of EITF 90-12 the fair value of the post merger company is allocated to its assets and the liabilities in a manner similar to accounting for a step acquisition.

        Consistent with EITF 90-12, the change in control created a new entity and a portion of the retained earnings has been eliminated. Additionally, the assets and liabilities are shown net of any allowances, accumulated depreciation or amortization as of December 31, 2004.

Results of Operations

        Our revenue depends primarily on revenue generated by our affiliated dental practices through the number of patients seen and the mix of the services provided. The ability to serve them is a function of the number of affiliated offices and the number of operatories in each office. The following table summarizes these key metrics at March 31, 2005 and at the end of each year in the three year period ending December 31, 2004:

As of	Offices	Operatories
March 31, 2005	124	1,246
December 31, 2004	122	1,227
December 31, 2003	128	1,301
December 31, 2002	137	1,330

        The table below summarizes our financial performance, as a percentage of total revenue, in conjunction with the expanded Statement of Operations data in the preceding section, "Selected Consolidated Historical Financial Data."

			Combined Pro-Forma		Reorganized
	Predecessor			Reorganized
					Three Months Ended March 31,
	Twelve Month Period Ended December 31, 2001	Twelve Month Period Ended December 31, 2002	Twelve Month Period Ended December 31, 2003	Twelve Month Period Ended December 30, 2004
					2004	2005
			(unaudited)		(unaudited)
Total revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Total operating expenses	103.6	94.1	99.7	95.1	94.9	94.4
Operating income (loss)	(3.6)	5.9	0.3	4.9	5.1	5.6
Total non-operating expense	1.8	0.2	(32.4)	0.2	0.1	—
Interest expense, net	7.0	8.9	6.0	1.4	1.6	4.7
Net income before income taxes	(12.4)%	(3.2)%	26.8%	3.4%	3.4%	0.8%

(1)
Unaudited combined pro-forma results for the twelve month period ended December 31, 2003 reflect the predecessor company through September 30, 2003 plus the reorganized company after September 30, 2003. The information presented is not intended to comply with GAAP or to be indicative of the results that would have been achieved if the predecessor company and the reorganized company had been operated as one company during the stated period.

Comparison of Reorganized Company for the First Quarter of 2005 to First Quarter of 2004

Revenue

        The 124 affiliated dental practices and one dental laboratory we managed at March 31, 2005 are up from 122 affiliated dental practices and one dental lab at December 31, 2004. Since March 31, 2004, we opened 3 new offices under our new office growth strategy and closed, sold or consolidated 5 offices, including our divesture from the Idaho market.

        For the quarter ended March 31, 2005, net revenue from offices open for at least one year, or same-office revenue, increased by 0.5% over the pro forma same period net revenue last year. Excluding this pro forma adjustment to 2004 results, actual reported same-office revenue for the quarter ended March 31, 2005 increased by 4.1% from the same period last year. During the first quarter of 2004, we conformed our revenue recognition policy for multi-visit procedures to recognize revenue upon completion of such procedures consistently across the company. Previously, we applied two generally accepted methods to recognize revenue: (1) on the initial visit when a significant amount of the work is performed; or (2) at a subsequent visit when the procedure is completed. The conforming of our revenue recognition policy resulted in a permanent one-time forward shift of approximately $1.8 million in revenue and represents revenues that would have been recognized at the initial visit under our old policy but were recognized at completion under our new policy. Thus to facilitate an accurate same-office comparison for the quarter ended March 31, 2005, we have increased the net revenue for the quarter ended March 31, 2004 on a pro forma basis by this $1.8 million.

Operating expenses

        Practice operating expenses.    Practice operating expenses represent the costs directly associated with operating and managing the practice facility locations, including regional support departments. The components of practice operating expenses are largely variable or semi-variable costs and include clinical and non-clinical salaries and benefits, dental supplies and lab expenses, occupancy and general and administrative expenses.

        While practice operating expenses were consistent with the same period last year, we were successful at reducing our dental supplies and lab expense by $0.8 million—a 1.6% decrease as a percentage of revenue—which was offset by a planned incremental increase of $0.6 million in marketing costs, or approximately 1.1% of revenue. In late 2004 we decided to invest in our future growth by initiating a set of marketing programs tailored to the needs of our regional markets. Management expects these programs, which include direct mail, print and radio advertising and other campaigns, to generate new patient growth in our affiliated practices.

        We expect our occupancy expense, a component of our practice operating expenses, to increase in total dollars in subsequent periods due to the incremental costs related to our new office growth strategy.

        Corporate selling, general and administrative expenses.    Corporate selling, general and administrative expenses were consistent with prior year results and include: corporate salaries, general office costs, investor relations expense, legal and audit fees, general insurance, director and officer liability insurance, corporate office supplies, and other miscellaneous costs at our corporate facilities.

        Depreciation and amortization.    Depreciation expense is attributed to depreciation of dental equipment, furniture, fixtures, computer equipment and amortization of leasehold improvements and identifiable intangibles. Depreciation and amortization expense remained relatively flat as a percentage of revenue as the depreciation and amortization for new equipment and new office expansion were offset by reduced expense related to the offices closed, sold or merged since March 31, 2004.

        We expect to continue to incur capital expenditures, primarily as part of our new office expansion program and the on-going remodel or relocation of offices. Because of this, depreciation and amortization expense may increase as a percentage of revenue in future periods depending on the timing and amount of the capital expenditure.

Non-operating expenses

        Interest expense.    Net interest expense tripled primarily due to the issuance in December 2004 of the notes and amortization of deferred financing costs associated with the notes. Our obligations under the notes will result in substantial interest expense in future periods.

Income taxes

        Provision for income taxes.    Our effective tax rate was 38.09% for the three months ended March 31, 2005 and 39.1% for the three months ended March 31, 2004. We anticipate the annual effective tax rate for 2005 to be approximately 39%.

Net income

        Net income for the three months ended March 31, 2005 decreased to $0.3 million from $1.1 million in the same period last year. The decline in net income is largely the result of increased interest expense related to the notes, offset in part by the improvements in our operating performance discussed above.

Comparison of Reorganized Company Fiscal Year Ended December 31, 2004 Compared to Pro-Forma Combined Unaudited Company Fiscal Year Ended December 31, 2003 (Predecessor Company Through September 30, 2003; Reorganized Company after September 30, 2003)

        As previously mentioned, we implemented the "fresh start" accounting provisions of SOP 90-7 to our financial statements during 2003. In the following discussion comparing 2004 with those of 2003 full-year results, figures for 2003 are shown on a pro-forma basis combining the predecessor company's audited results for the nine month period ended September 30, 2003 with the reorganized company's audited financial statements for the three months ended December 31, 2003. Consequently, 2003 full-year pro-forma results should not be construed as indicative of our on-going annual performance.

        Dental practice net patient service revenue.    Dental practice net patient service revenue decreased 5.0% to $212.2 million for the twelve months of 2004 compared to $223.4 million for the pro-forma twelve months of 2003. This resulted primarily from the sale, closing or consolidation of several under-performing practice locations. During 2004 we also ceased operations in Idaho. One of our Idaho offices was sold in June 2004 and the other was closed effective October 1, 2004. We also opened a new office in Nevada during November 2004. Our new offices are typically budgeted to initially have practice operating expenses exceeding their net patient service revenue as they develop their respective patient bases. We anticipate emphasizing growth through opening new offices rather than acquiring existing practices. This may have a near term adverse effect upon our revenue and profitability. We had 124 affiliated dental practices as of March 31, 2005, as compared to 123 affiliated practices as of December 31, 2004 and 128 affiliated practices as of December 31, 2003.

        The dental practice net patient service revenue for offices opened at least one year during the year ended December 31, 2004 were essentially flat with the results for 2004. The conforming of our revenue recognition policy resulted in a permanent timing difference of approximately $1.9 million in revenue and $0.98 million in EBITDA and represents revenues and related expenses that would have been recognized at the initial visit under our old policy but were recognized at completion under our new policy. Without the change in our revenue recognition policy in 2004, such same-office revenue would have increased by 1.0%. We accomplished this despite the lingering effect of weak economies and unemployment rates above the national average in some of the markets we serve, particularly Oregon, Washington and Northern California.

        Practice operating expenses.    Practice operating expenses of $185.7 million for the twelve months of 2004 were 6.4% less than during the pro-forma twelve months of 2003, declining to 87.5% of our total revenue in 2004 from 88.8% in 2003. While our dental practice net patient service revenue declined by 5.0% for the twelve months of 2004, as discussed above, we reduced our practice selling, general and administrative expenses by 14.1% and our dental supplies and lab expenses by 7.0% from the year-earlier period. These two categories comprised 21.5% of our practice operating expenses in 2004. Our strategy since 2002 has been to operate dental offices in dense regional networks with multiple offices in the same geographic region to maximize efficiencies.

        Corporate selling, general and administrative expenses.    Corporate selling, general and administrative expenses decreased 9.9% to $9.1 million in 2004 from year-earlier levels. This decrease reflected various reductions in corporate overhead during 2004 and reduced legal expense after resolving most of our outstanding litigation in conjunction with our 2003 reorganization.

        Corporate restructure and merger costs.    Expenses for corporate restructure and merger costs during 2004 totaled $0.3 million related to bonuses paid to management for successful completion of our 2004 Transactions, as described above. We incurred $12.5 million during the pro-forma twelve months of 2003 for legal fees, other professional fees and various expenses connected with our reorganization.

        Gain on extinguishment of debt.    We recorded gains on the extinguishment of debt in both 2004 and 2003 in the amounts of $2.5 million and $3.7 million, respectively. The 2004 gain resulted from debt we refinanced in June 2004 offset by a loss from the debt that was refinanced in December, and the 2003 gain came from the renegotiation of certain debt in advance of our filing for bankruptcy. We do not anticipate similar gains in future periods.

        Depreciation and amortization.    Depreciation and amortization expense of $5.5 million in 2004 was $1.3 million higher than during the pro-forma twelve months of 2003. This resulted from revaluing our long-lived assets to their fair market values under fresh start accounting. We are now amortizing our intangible assets of patient relationships and capitated contracts over their estimated useful lives of three to six years. In January 2002 the predecessor company implemented Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets," or SFAS 142. Accordingly, the predecessor company eliminated the amortization of intangible assets as all those assets were considered to have indefinite lives. Goodwill and intangible assets with indefinite useful lives are tested for impairment annually, typically during the fourth quarter, or more frequently if circumstances indicate an asset might be impaired under SFAS 142.

        Interest expense.    Interest expense, net of interest income, was $3.0 million during 2004 compared to $13.3 million for the pro-forma twelve months of 2003. Our approved plan of reorganization in September 2003 eliminated a substantial portion of our long-term debt and converted other debt into preferred and common equity. We anticipate a substantial increase in net interest expense in future years as a result of the issuance of the notes.

        Reorganization gain.    We recorded a one-time reorganization gain of $71.5 million on September 30, 2003 following our emergence from Chapter 11 status. This gain mostly reflected our conversion of $136.7 million in predecessor company net debt into $68.8 million of new preferred stock, common equity, and warrants in the reorganized company, representing a net gain of $67.9 million.

        Provision for income taxes.    With our return to profitability after the reorganization in October 2003, an income tax provision in the amount of $2.8 million, approximately 39.0% of our pre-tax income, was recorded for year ended December 31, 2004, compared with no tax provision for the nine months of 2003 and $0.7 million for the last quarter of 2003. While no income tax liability is due immediately, the income tax provision in 2004 represents tax benefits realized from utilizing pre-reorganization deferred tax assets, which is required to reduce the value of goodwill under SFAS 109 and the fresh start accounting provisions of SOP 90-7. Due to the uncertainty in realization, our tax loss carryforwards and other deferred tax assets are fully reserved as of December 31, 2004 and 2003. The aggregate valuation allowance for federal and state tax purposes was $46.3 million and $39.7 million as of December 31, 2004 and 2003, respectively. As a result of changes in control related to our 2003 reorganization and our 2004 transactions, the utilization of our net operating loss carryforwards have been limited subject to the annual limitation provisions of Section 382 of the Internal Revenue Code.

Comparison of Pro-forma Combined Unaudited Company Fiscal Year Ended December 31, 2003 Statement of Operations (Predecessor Company Through September 30, 2003; Reorganized Company after September 30, 2003) Compared to Predecessor Company Year Ended December 31, 2002

        As previously mentioned, we implemented the "fresh start" accounting provisions of SOP 90-7 to our financial statements during 2003. In the following discussion comparing 2003 full-year results with those of 2002, figures for 2003 are shown on a pro-forma basis combining the predecessor company's audited results for the nine month period ended September 30, 2003 with the reorganized company's audited financial statements for the three months ended December 31, 2003. Consequently, 2003 full-year pro-forma results should not be construed as indicative of our on-going annual performance.

        Dental practice net patient service revenue.    Pro-forma dental practice net patient service revenue decreased 10.6% to $222.1 million for the twelve months of 2003 compared to $248.6 million for the predecessor company's full-year of 2002. This $26.4 million reduction resulted primarily from the sale, closing, or merging of under-performing practice locations into other facilities and reductions in dental benefits from the Oregon Department of Health Services. Pro-forma dental practice net patient service revenue for the combined company for the twelve months of 2003 consists of $170.4 million attributable to the predecessor company for the nine month period ended September 30, 2003 and $51.7 million attributable to the reorganized company for the three month period ended December 31,

2003. We had 128 affiliated dental practices as of December 31, 2003, versus 137 affiliated practices as of December 31, 2002.

        The dental practice net patient service revenue for offices open for at least one year during the twelve month period ended December 31, 2003 decreased approximately 8.2% from the same period in the prior year. A major contributing factor to this decrease was the continuing effect of a weak national economy and high unemployment rates in certain of our key market areas. A contributing factor was the Oregon Department of Health Services' reduction in dental benefits under its Oregon Health Plan for low-income residents. The effect of this benefit reduction in 2003 was a 34% decrease in our capitation revenue from the state of Oregon, or approximately $10.4 million less than 2002. We began implementing initiatives to replace these lost revenue from the Oregon Health Plan and other locations affected by the weak regional economy. These initiatives included converting the capacity of our offices servicing the Oregon Health Plan to fee-for-service revenue patients, increasing revenue from managed care plans, or a combination.

        Practice operating expenses.    Practice operating expenses were $198.4 million for 2003 compared to $218.0 million in 2002, a 9.0% reduction. As a percentage of revenue, practice operating expenses increased to 88.8% in 2003 from 87.2% in 2002 due to the decline in dental practice net patient revenue, as discussed above. We achieved significant reductions during 2003 in our clinical salaries and benefits as well as our practice selling, general and administrative expenses. These reductions exceeded the overall 9.0% reduction rate for our total practice operating expenses. These improvements were offset by smaller percentage rate reductions for non-clinical salaries and benefits, dental supplies and lab expenses.

        Corporate selling, general and administrative expenses.    Corporate selling, general and administrative expenses decreased $1.4 million to $10.1 million in 2003 from $11.4 million in 2002. This decrease reflects reductions in corporate overhead and, to a lesser extent, our private company status after September 30, 2003.

        Corporate reorganization and merger costs.    Expenses connected with our voluntary Chapter 11 petition and reorganization during the twelve months ended December 31, 2003 were $12.5 million versus none in 2002.

        (Gain) loss on extinguishment of debt.    We recorded a $3.6 million gain on extinguishment of debt in 2003, compared with a $2.6 million loss on debt extinguishment in 2002. The 2003 gain resulted from the renegotiation of certain debt in advance of filing for bankruptcy. The loss in 2002 related to amendment fees and the write off of the non-amortized portions of previously recorded deferred financing costs.

        In April 2002, we entered into an additional amendment to our credit facility. The amendment meets the criteria of substantial modification as outlined in EITF 96-19, "Debtor's Accounting and Modification on Exchange of Debt Instruments," or EITF 96-19. Therefore, the original credit facility is considered extinguished, with a new credit facility issued in its place. Accordingly, we recognized an extraordinary charge of $2.6 million for 2002. No tax benefit was recorded as a result of the charge as the realization of the available deferred tax assets is not assured. The extraordinary loss represents the amendment fees of $2.0 million incurred and $0.6 million for the write-off of the non-amortized portions of previously recorded deferred financing costs associated with the original facility agreement.

        Depreciation and amortization.    Depreciation and amortization expense was $4.2 million and $4.0 million for 2003 and 2002, respectively, and reflected depreciation and amortization of property and equipment, including leasehold improvements, over their estimated useful lives or lease term. We implemented SFAS 142 in January 2002. Accordingly, we eliminated the amortization of our intangible assets as all those assets are considered to have indefinite lives. Upon adoption of SFAS 142 in the first quarter of 2002, the predecessor company recorded a noncash charge of $89 million to reduce the carrying value of its goodwill and certain intangible assets associated with dental practice acquisitions. This $89 million charge was accounted for as a cumulative effect of a change in accounting principle.

        Interest expense.    Interest expense, net of interest income, was $13.3 million for 2003 compared with $22.4 million in 2002. The plan of reorganization significantly improved our capital structure by eliminating a substantial portion of our long-term debt and converting other debt into preferred and common equity. In April 2002, we entered into various amendments with our senior lenders and the holder of our senior subordinated debt that increased our borrowing costs due to escalations in interest rates and the amortization of deferred closing costs over the life of the loans. The increase was partially offset by a decrease in interest in 2003 resulting from lower interest rates on our senior secured debt, a reduction in the amount of interest being accrued and lower amortization of deferred financing costs as of the Chapter 11 petition date in accordance with SOP 90-7.

        Reorganization gain.    We recorded a reorganization gain of $71.5 million during 2003 versus none in 2002. This mostly reflected our conversion during 2003 of $136.7 million in predecessor company net debt into $68.8 million of new preferred stock, common equity and warrants in the reorganized company, representing a net gain of $67.9 million.

        Provision for income taxes.    An income tax provision of $0.7 million was recorded during 2003 versus none in 2002. The income tax provision represents benefits realized from utilizing pre-reorganization deferred tax assets which is required to reduce the value of goodwill under SFAS 109 and the fresh start accounting provisions of SOP 90-7. Due to the uncertainty in realization, our tax loss carryforwards and other deferred tax assets are fully reserved in 2003 and 2002. The aggregate valuation allowance for federal and state tax purposes was $39.7 million and $61.3 million as of December 31, 2003 and 2002, respectively. The utilization of our net operating loss carryforwards after our 2003 reorganization is subject to an annual limitation described in Section 382 of the Internal Revenue Code.

Liquidity and Capital Resources

        The following table summarizes our contractual obligations as of December 31, 2004.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 Years
Long-term debt obligations	$80,581	$581	$—	$—	$80,000
Interest on long-term debt obligations	60,220	8,620	17,200	17,200	17,200
Capital lease obligations	514	129	238	147	—
Operating lease obligations	58,526	9,099	15,669	9,485	24,273
Mandatorily redeemable preferred stock	3,500	—	—	—	3,500
Other long-term liabilities	1,746	668	213	306	559

Total	$205,087	$19,097	$33,320	$27,138	$125,532

        In assessing our financial condition, we consider factors such as cash flows from operating activities, borrowings on available credit and capital expenditures. The primary source of our liquidity and capital resources is cash flow from operations which is driven primarily by our affiliated dental practices' ability to generate revenue and our ability to collect those revenues. Over the three year period ended December 31, 2004, we have collected over 95% of the revenue we bill. Over that same period, cash flows from operations were $11.7 million in 2004, $0.6 million in the twelve month pro forma combined 2003 and $12.2 million in 2002. The decrease in the twelve month pro-forma combined 2003 period is related to one time payments to professionals and other fees related to the bankruptcy. The overall decreasing trend in cash flows from operations from 2002 to 2004 is attributed to the closure or merger of underperforming offices, largely during 2003. We expect that our cash flows from operations will be strong in 2005 and increase in future years as we achieve same store growth and the accretive effect of our growth strategy in future years.

        Another source of liquidity is our senior secured revolving credit facility that provides for borrowing up to $10 million limited to the lesser of (i) $10 million or (ii) a borrowing base calculated at 0.75 times our adjusted trailing 12 month earnings before interest, taxes, depreciation and amortization, or EBITDA. Our trailing 12 month Adjusted EBITDA is calculated by removing the effect off non-recurring transactions occurring prior to the original closing date as detailed in the agreement and for any extraordinary gains and non-cash extraordinary losses that may occur in months subsequent to the original closing date of the agreement. As of March 31, 2005, our borrowing base was $10.0 million and the amount available under the revolving credit facility was $8.8 million. The $1.2 million reduction on the amount available under our revolving credit facility resulted from the issuance on our behalf of a $1.2 million letter of credit in January 2005. We are required to maintain monthly a minimum EBITDA, as measured on a trailing 12 month basis, of at least $12 million. We had trailing 12 month EBITDA of $17.6 million and $17.4 million as of March 31, 2005 and December 31, 2004, respectively.

        We expect to use cash generated from operating activities and borrowings under our revolving credit facility primarily on capital expenditures related to our growth and debt service on our notes. Our capital expenditures have been $6.5 million in 2004, $2.0 million in the twelve month pro forma combined 2003 and $1.6 million in 2002. Historically, our capital was constrained while we were in Chapter 11 status and during prior years due to the predecessor company's high debt levels. Our increased property and equipment spending during 2004 mostly reflected refurbishing at certain of our current dental practices. In addition to maintenance capital expenditures (typically 1% of annual revenue) we expect to incur $5.0 to $6.0 million in capital expenditures for the opening of new dental offices and the remodel or relocation of existing offices in 2005, depending upon our liquidity and our ability to identify opportunities that meet our expectations. We opened 2 new offices in the first quarter 2005 and expect to open a total of 9 new offices in the full year 2005. We may also from time to time consider acquisitions of dental practices, although we have no current plans for any acquisitions.

        In December 2004, we received net proceeds of approximately $78 million through the issuance of $80.0 million 10 3/4% interest only senior secured notes payable due 2011 and $3.5 million of 15% "payable in kind" mandatorily redeemable preferred stock due 2014. Substantially all of these funds were promptly utilized to pay outstanding debt and purchase equity securities in connection with the transactions described under "Recent Developments."

        Interest on our notes is payable semi-annually on June 15 and December 15 in the amount of approximately $4.3 million, or approximately $8.6 million over a 12 month period. Dividends on the preferred stock accrue annually, and are payable monthly. We are permitted to pay required dividends either in cash (if permitted by its other applicable debt covenants) or "in kind" through the issuance of additional shares of the preferred stock. We currently anticipate funding interest payments from cash generated by our operations, supplemented as necessary with borrowings under our revolving credit facility. We currently anticipate drawing approximately $2.0 million from the revolving credit facility in June 2005 to facilitate the June 15, 2005 interest payment. Cash flows from operations for the three months ending March 31, 2005 were approximately $6.6 million.

        We believe that our current sources of liquidity will be sufficient to meet our requirements for 2005. However, an unexpected decline in cash flow from operations or in our EBITDA could materially impair our liquidity. In such event, we may not be able to access our revolving credit facility and we may be unable to generate sufficient cash flow to meet all of our operating requirements. Moreover, the indenture governing our notes and the terms of our senior secured revolving credit facility limit our ability to incur additional indebtedness. In general, we may not incur additional indebtedness unless our fixed charge coverage ratio for the most recently ended four quarters exceeds 2.25 to 1 for notes issued before December 31, 2006 and 2.50 to 1 for notes issued thereafter. At March 31, 2005, our fixed charge coverage ratio was 2.10. The coverage ratio is the relationship between our consolidated cash flow and our fixed charges on a pro forma basis as if the notes were issued at the beginning of the first full quarter included in the calculation. As a result, in the event of a material decline in our operating performance and cash flow, we may encounter substantial difficulty in securing additional sources of liquidity.

EBITDA and Adjusted EBITDA Analysis

        EBITDA is earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is EBITDA before certain expenses related to our restructuring, as detailed below. EBITDA is a supplemental measure of our performance that is not required by, or presented in accordance with, generally accepted accounting principles in the United States ("GAAP"). EBITDA is not a measurement of our financial performance under GAAP and should not be considered as an alternative to net income, operating income or any other performance measure derived in accordance with GAAP, or as an alternative to cash flow from operating activities or a measure of our liquidity.

        We present EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors in debt securities and other interested parties in the evaluation of high yield issuers. We consider EBITDA to be a widely accepted financial indicator of our ability to service debt, fund capital expenditures and expand our business. EBITDA is not intended to comply with GAAP and has significant limitations as an analytical tool. In addition, our ability to access funds under our revolving credit line is tied to an EBITDA formula.

        Our management uses EBITDA as a measure for determining our operating budget, a measure for planning and forecasting capital expenditures and in presentations to our Board of Directors. Management tracks EBITDA and Adjusted EBITDA to monitor our compliance with covenants under our revolving senior secured credit facility, to determine our borrowing base under the credit facility and to determine our ability to incur additional indebtedness under the indenture. Management also uses EBITDA to evaluate our potential enterprise value because management believes many acquisitions of companies similar to us are priced primarily as a multiple of EBITDA. Our management believes that such information is useful to investors in the notes because it assists investors in evaluating our capital resources, our ability to refinance the notes and the amount which might be realized if we are sold. In this regard, purchasers of the old notes required information about our EBITDA and Adjusted EBITDA in connection with evaluating a potential investment in the old notes.

        You should not consider EBITDA in isolation, or as a substitute for analysis of our results as reported under GAAP. Some limitations you should consider are:

  •
  EBITDA does not reflect our cash expenditures or future requirements for capital expenditures;

  •
  EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

  •
  EBITDA does not reflect the substantial cash requirements necessary to service interest or principal payments on our substantial levels of debt;

  •
  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for this purpose;

  •
  EBITDA does not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations, as discussed under "Adjusted EBITDA" below; and

  •
  other companies in our industry may calculate EBITDA differently than we do.

        EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. See the Statements of Cash Flows included in our financial statements.

        Adjusted EBITDA.    The calculation of EBITDA set forth in the table below includes significant amounts that we do not consider representative of our ongoing operating performance. We have therefore also presented Adjusted EBITDA. For our predecessor company's fiscal year ended December 31, 2002, the adjustments include:

  •
  $1.6 million in net restructuring (income)/costs, consisting of a $2.6 million loss on extinguishment of debt and a ($1.0) million gain on dental office dispositions and impairment of long-lived assets; and

  •
  $1.1 million in restructuring financial advisor fees.

        For the period from January 1, 2003 through December 31, 2003 for the combined company, the adjustments include:

  •
  ($61.5) million in net restructuring (income)/costs, consisting of $12.5 million in corporate restructure and merger costs, a ($3.7) million gain on extinguishment of debt, a $1.2 million loss on dental office dispositions and impairment of long-lived assets and ($71.5) million in reorganization gain;

  •
  $0.7 million in restructuring financial advisor fees;

  •
  $0.5 million in management retention payments;

  •
  $0.2 million in restructuring office closures;

  •
  $0.5 million in CEO severance expenses; and

  •
  $0.2 million in fresh start accounting adjustments.

        For our fiscal year ended December 31, 2004, adjustments include:

  •
  $1.2 million in net non-cash restructuring costs, consisting of a ($2.5) million gain on extinguishment of debt and a $3.7 million loss on dental office dispositions and impairment of long-lived assets;

  •
  $1.0 million due to a change in our revenue recognition policy;

  •
  $0.5 million in non-capitalized transaction expense associated with additional audit and tax-planning as a result of the associated restructuring plus bonuses paid to management for successful completion of the 2004 transactions.

        Adjustments for the three months ended March 31, 2004 consist of $0.9 million due to a change in our revenue recognition policy.

        The following table reconciles Income (loss) before cumulative effect for change in accounting principles to EBITDA and Adjusted EBITDA for the periods indicated for us, our predecessor company and the combined company.

	Predecessor		Pro-Forma Combined		Reorganized
				Reorganized
	Fiscal Year Ended December 31,				Three Months Ended March 31,
				Fiscal Year Ended December 31, 2004
			January 1 - December 31, 2003
	2001	2002			2004	2005
Net income (loss) before cumulative effect of change in accounting principles	$(35,079)	$(8,096)	$59,063	$4,373	$1,091	$278
Income taxes	115	—	700	2,798	700	177
Interest expense, net	23,592	22,371	13,311	2,977	862	2,541
Depreciation and amortization	11,983	4,035	4,197	5,464	1,354	1,309

EBITDA	611	18,310	77,271	15,612	$4,007	$4,305

Adjustments	24,145	2,674	(59,431)	2,796	893	—

Adjusted EBITDA	24,756	20,984	17,840	18,408	$4,900	$4,305

Quantitative and Qualitative Disclosure about Market Risk

        The primary objective of our investment activities is to preserve principal while maximizing the income we receive from our investments without significantly increasing the risk of loss. Some of the securities in which we may invest in the future may be subject to market risk for changes in interest rates. To mitigate this risk, we plan to maintain a portfolio of cash equivalents and short-term investments in a variety of marketable securities, which may include commercial paper, money market funds, and government and non-government debt securities. Currently, we are exposed to minimal market risks. We manage the sensitivity of our results of operations to these risks by maintaining a conservative portfolio, which is comprised primarily of highly-rated, short term investments. We do not hold or issue derivative instruments, derivative commodity instruments or other financial instruments for trading purposes.

        The risk associated with fluctuating interest rates is limited to our investment portfolio and our borrowings. We do not believe that a 10% change in interest rates would have a material effect on our results of operations or cash flows.

Recent Accounting Pronouncements

        In January 2003, the Financial Accounting Standards Board, or FASB, issued Interpretation No. 46, "Consolidation of Variable Interest Entities," an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," or FIN 46. FIN 46 applies to any business enterprise that has a controlling interest, contractual relationship or other business relationship with a variable interest entity and establishes guidance for the consolidation of variable interest entities that function to support the activities of the primary beneficiary. In December 2003, FASB completed its deliberations regarding proposed modifications to FIN 46 and issued Interpretation Number 46R, "Consolidation of Variable Interest Entities," an interpretation of ARB No. 51, or FIN 46R. The decision reached included a deferral of the effective date and provisions for additional scope exception for certain type of variable interests. The adoption of FIN 46R in January 2004 has not had a material effect on our financial statements.

        In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payments" (SFAS 123R). SFAS 123R is a revision of SFAS 123 and supersedes APB 25. Among other items, SFAS 123R eliminates the use of APB 25 and the intrinsic value method of accounting, and requires companies to recognize the cost of employee services received in exchange for awards of equity instruments, based on the grant date fair value of those awards, in the financial statements. The effective date of SFAS 123R is the first reporting period beginning after June 15, 2005. However, in April 2005, the SEC deferred the effective date of SFAS 123R for SEC registrants to the first fiscal year beginning after June 15, 2005. SFAS 123R permits companies to adopt its requirements using either a "modified prospective" method, or a "modified retrospective" method. Under the "modified prospective" method, compensation cost is recognized in the financial statements beginning with the effective date, based on the requirements of SFAS 123R for all share-based payments granted after that date, and based on the requirements of SFAS 123 for all unvested awards granted prior to the effective date of SFAS 123R. Under the "modified retrospective" method, the requirements are the same as under the "modified prospective" method, but also permits entities to restate financial statements of previous periods based on pro-forma disclosures made in accordance with SFAS 123.

        We currently utilize a standard option pricing model (i.e., Black-Scholes) to measure the fair value of stock options granted to employees. While SFAS 123R permits entities to continue to use such a model, the standard also permits the use of a "lattice" model. We have not yet determined which model we will use to measure the fair value of employee stock options upon the adoption of SFAS 123R.

        SFAS 123R also requires that the benefits associated with the tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after the effective date. These future amounts cannot be estimated, because they depend on, among other things, when employees exercise stock options.

        We currently expect to adopt SFAS 123R in the first quarter of 2006; however, we have not yet determined which of the aforementioned adoption methods we will use.

Accounting for Certain Financial Instruments

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," (SFAS 150) effective at the beginning of the first interim period after June 15, 2003. SFAS 150 requires mandatorily redeemable instruments be classified as liabilities. We have adopted this Statement and classified our mandatorily redeemable preferred stock as a liability.

Change in Independent Accountants

        On October 14, 2004, we engaged Grant Thornton LLP as our independent accountants to replace Ernst & Young LLP, whom we dismissed as our independent accountants effective August 3, 2004. Prior to engaging Grant Thornton LLP as our independent accountants, we did not consult with them regarding the application of accounting principles to any specified transaction, either completed or proposed, regarding the type of audit opinion that might be rendered on our financial statements, or regarding any other matters or reportable events listed in Items 304(a)(2)(i) and (ii) of Regulation S-K promulgated under the Securities Act. The decision to change accountants was approved by the audit committee of our board of directors.

        The reports of Ernst & Young LLP on our consolidated financial statements for the year ended December 31, 2002, for the nine months ended September 30, 2003 and the three months ended December 31, 2003, did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. In connection with the audits of our financial statements for the year ended December 31, 2002, the nine months ended September 30, 2003 and the three months ended December 31, 2003, and in the subsequent interim period preceding the dismissal of Ernst & Young LLP, there were no disagreements with Ernst & Young LLP on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

        In connection with its audits of our consolidated financial statements for the year ended December 31, 2002, the nine months ended September 30, 2003 and the three months ended December 31, 2003, Ernst & Young LLP noted certain matters involving our internal controls and their operation that it considered to be reportable conditions. Reportable conditions involve matters that could adversely affect our ability to record, process, summarize and report financial data consistent with our management's assertions in our consolidated financial statements. A material weakness is a reportable condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low risk the risk that errors or fraud in amounts that would be material to our consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

        In connection with its audit of our fiscal year 2002 consolidated financial statements Ernst & Young LLP noted a reportable condition related to limitations in our methodology for estimating bad debt allowances that make the adequacy of the allowance difficult to assess. These system limitations noted preclude us from performing a look back analysis to asses how our estimates for revenue adjustments and bad debt write offs compared to actual results. We have been aware of these limitations and have developed additional analytical tools to assess the adequacy of our allowance primarily through analysis of the relationship between revenue, cash collections and the provision for doubtful accounts. Also, our auditors identified our failure to prepare or review certain bank account reconciliations on a timely basis as a reportable condition. The potential effect on our financial statements related to this control deficiency would be an overstatement to cash and an understatement of expense related to unreconciled items and accordingly, we recorded an estimate for unrecorded reconciling items at December 31, 2002. In response to this finding, we also took steps to re-engineer our bank reconciliation process and hire additional personnel to ensure more timely completion of bank reconciliations.

        Ernst & Young LLP also noted material weaknesses in connection with the 2002 audit related to the accuracy of the fee schedules upon which our billings are based; flaws in our prior physical inventory procedures; and inadequate record retention and approvals of certain payroll source documents. The accuracy of the fee schedules upon which our billings were based could result in billing improper amounts which could result in subsequent adjustments. We have been aware of this issue and in 2003, we allocated resources towards the maintenance of fee schedules in our system. While we continue to focus efforts on maintaining accurate fee schedules, the volume and pace of changing fee schedules requires that we continue to provide for fee schedule adjustments in our allowance for doubtful accounts methodology. Also noted were flaws in our prior physical inventory procedures which resulted in the double counting of fixed assets in our general ledger resulting in an overstatement of supply inventory and an understatement of dental supply expenses. These items were identified by our auditors during their audit and as a result we performed additional analysis to remove the double counted items in the balance sheet as of December 31, 2002. In response to this finding, we developed a comprehensive policy for the periodic physical counting of our supplies inventory that was implemented during the 4th quarter 2003. During their testing of internal controls over payroll Ernst & Young identified flaws in our process which resulted in inadequate record retention of certain payroll source documents and lack of documentation that payroll is reviewed prior to posting. This deficiency did not result in a direct mis-statement to the financial statements however our auditors increased their substantive testing over payroll to ensure there was no mis-statement.

        Ernst & Young LLP noted reportable conditions in connection with its audit of our fiscal year 2003 consolidated financial statements, which Ernst & Young LLP did not consider to be material weaknesses, related to our failure to reconcile two payroll bank accounts in a timely manner during the year. These accounts were reconciled prior to the end of the audit and any adjustments are reflected in the appropriate period. Additionally, our failure to perform physical inventory counts at all of our locations was noted as a reportable condition by our auditors as the existence and valuation of our entire supplies inventory was not validated as of December 31, 2003. We are currently in the process of revising our supplies inventory policy to address the deficiencies in our controls noted by our auditors.

        We have implemented or are in the process of designing procedures and controls to address the conditions and weaknesses noted by Ernst & Young LLP and to enhance the reliability of our internal controls; however, Ernst & Young LLP has not reviewed any of these internal controls or procedures.

BUSINESS

Overview

        We provide dental practice management services to multi-specialty group dental practices in the United States. Our network of affiliated dental practices seek to provide comprehensive, convenient and high quality general dentistry as well as dental specialty services such as orthodontics, periodontics, endodontics, pedodontics, prosthodontics and oral surgery. We do not engage in the practice of dentistry, but rather work with affiliated dental practices to enhance the business operations of their practices. We enter into exclusive management services agreements with these affiliated dental practices pursuant to which we provide them with management and administrative services such as staffing, patient scheduling, billing and collection, financial reporting and analysis, group purchasing, payroll, marketing, education, training and management information systems. In exchange for these management services, the affiliated practices are obligated to reimburse expenses incurred on their behalf and pay us a fee equal to their income after compensation of the dental professionals. We bear the risk of loss when a dental office does not generate sufficient revenues to cover expense—usually during start up of new offices.

        As of March 31, 2005, we provided management services to 124 affiliated dental practices with 1,246 operatories in Arizona, California, Hawaii, Kansas, Nevada, Oklahoma, Oregon and Washington and one dental laboratory in Oklahoma.

        The following table sets forth the total number of practices opened and closed, merged or sold during the year ended 2002, 2003 and 2004 and the three months ended March 31, 2005:

				Three months ended
	Twelve months ended December 31,
				March 31, 2005
	2002	2003	2004
Beginning	141	137	128	122
Open	1	1	1	2
Close, merged or sold	5	10	7	—

Ending	137	128	122	124

        The significant majority of our affiliated dental practices operate under the Gentle Dental® brand. This established network of affiliated practices allows us to create operating efficiencies by realizing economies of scale in such areas as marketing, administration and purchasing. Our network also allows us to enhance the revenue of our affiliated dental practices by increasing patient visits, utilization and the range of specialty services offered.

        We seek to apply traditional business principles and retail marketing techniques to the business of dentistry, including choosing optimal office sites to ensure convenient locations for patients, expanding the range of dental services offered to patients, extending office hours to early mornings, nights and weekends to increase patient convenience, offering flexible payment plans for patients and marketing through branding and advertising. Our proprietary management information system, Compass™, provides real-time, practice-level data to corporate and local management and is scalable to support further growth.

        By using the InterDent approach to managing affiliated dental practices, we believe our affiliated dentists and other dental specialists are better able to focus on delivering quality patient care and realize significantly greater productivity than traditional individual and small-group dental practices.

        We employ an industry standard dental practice management system in all of our offices and administrative support locations. Charges and over the counter collections, typically patient co-pays, are entered into the system at the point of service. Charges entered at the point of service are recorded at the amount expected to be collected based on the fee schedule maintained in our system. Fee schedules are periodically provided by the insurance companies we contract with and stipulate the predetermined rates per diagnosis or discounted fee-for-service rates net of any contractual adjustments that we are to charge. Fee schedule maintenance, third party payor billing and collections from third party payors and delinquent patient accounts are primarily performed at the administrative support locations. The approximate breakdown of accounts receivable by payor classification and age as of March 31, 2005, December 31, 2004 and 2003 is set forth in the following table:

	% of Accounts Receivables
	Under 90 days	91-180	Over 181 days
Accounts Receivable Aging at March 31, 2005:
Patient	14%	6%	8%
Third Party Payor	54%	8%	10%

	68%	14%	18%

Accounts Receivable Aging at December 31, 2004:
Patient	15%	6%	8%
Third Party Payor	52%	8%	11%

	67%	14%	19%

Accounts Receivable Aging at December 31, 2003:
Patient	18%	7%	9%
Third Party Payor	46%	9%	11%

	64%	16%	20%

        We participate in the Oregon Department of Health Services' plan to provide dental benefits to low-income residents under its Oregon Health Plan. Through this program we received capitation payments totaling 11%, 10% and 13% of net revenue for the years ending December 31, 2004, 2003 and 2002, respectively. See "Managements Discussion and Analysis of Financial Conditions and Results of Operations—Components of Revenue and Expenses" for a table showing the approximate contribution to our consolidated net revenue of all capitated managed care.

Industry Overview

        The United States dental industry is large and growing. The market for dental services was approximately $74.5 billion in 2003 according to IBISWorld, a leading provider of industry data and analysis. The Center for Medicare and Medicaid Services, a federal agency within the U.S. Department of Health and Human Services, projects the dental industry to reach $118 billion by the year 2012, representing a compound annual growth rate of approximately 5.4%. Growth of the dental care industry in the United States has continued notwithstanding the decline in tooth decay as a result of the widespread use of fluoridated water. This growth appears to be fueled by increased emphasis on preventative care and the growing demand for cosmetic dentistry. Because these procedures are "elective", demand for dental services is to a significant extent dependent upon disposable household income and the availability of dental insurance plans.

        The dental industry is highly fragmented; as of 2001 88% of the nation's dentists practiced in either one or two dentist offices. Because of their typical small size and attendant limitations, we believe individual dental practices are often run inefficiently without the benefits of professional management, economies of scale, adequate information systems, or specialization of functions. These small practices also often do not offer patient conveniences such as extended operating hours, flexible payment options, a full range of dental services in one location or bilingual staff.

        We have a limited capitation risk because the majority of our affiliated dental practice business is comprised of fee-for-service and PPO/indemnity revenue. As of March 31, 2005, 21% of our revenues were derived from capitation arrangements. Under these arrangements, our affiliated dental practices receive a capitated payment, calculated on a monthly per member basis, and generally a co-payment from the patient at the time care is provided, regardless of the frequency or type of services provided. To the extent that patients covered by these arrangements require more frequent or extensive care than is anticipated, there may be a shortfall between the capitated payments received by our affiliated dental practices and the costs to provide the contracted services.

        We believe the following trends have contributed to the recent growth in the dental industry:

  •
  increased focus on preventive and cosmetic dentistry (e.g., whitening, straightening, implants and veneers);

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  growing demand for dental services from an aging population as people live and retain their teeth longer;

  •
  widespread availability of dental insurance (according to the National Association of Dental Plans, a non-profit trade association representing the dental benefits industry, approximately 54% of Americans under age 65 are now covered by a dental insurance plan); and

  •
  increased patient services and comfort through new dental technologies.

        Based on our experience, we have identified the following factors that we believe favor the continued growth of group dental practices:

  •
  we believe there is a growing awareness among dental providers of dental practice management and group practices as a viable, lower-risk, rewarding career alternative;

  •
  we believe many dentists are increasingly attracted to the more flexible schedule offered by a group practice;

  •
  it appears that the dental industry is following a trend toward group practice already established by pharmacists and opticians; and

  •
  we believe an increasing percentage of dental school graduates do not have practices to inherit once they graduate.

Competitive Strengths

        We believe we are well positioned to take advantage of the growth in our markets because of the combination of the following competitive strengths:

        Established network of high quality dental practices.    We are a large dental practice management company. As of March 31, 2005, we provided management services to 124 affiliated dental practices with 1,246 operatories in Arizona, California, Hawaii, Kansas, Nevada, Oklahoma, Oregon and Washington and one dental laboratory in Oklahoma. We strive to bring together multi-specialty dental services within a single practice to increase patient convenience and to capture operating efficiencies and economies of scale from the higher utilization of staff and facilities. Our practice model also incorporates quality assurance and quality control programs, including peer review and continuing education and technique enhancement.

        Attractive alternative for independent dentists.    Our affiliation structure allows dentists to focus on practicing dentistry by reducing the burdens of non-clinical administrative and management responsibilities. We seek to improve our affiliated providers' income, increase their patient volume, provide them access to live and on-line continuing education services and training programs, and enable them to work more flexible hours. Additionally, we offer retention programs that provide a number of career path options for our affiliated providers and also help to further align the economic incentives of the dentists with those of InterDent.

        Proprietary management information system.    We have a proprietary management information system that we believe provides a distinct competitive advantage by allowing us to effectively service a diverse network of practices on a centralized basis. Our proprietary management information system, Compass™, is designed to optimize staffing and patient scheduling, identify and reduce unfinished patient treatment, maximize billing and collection efforts and actively monitor the performance of managed care and other third party contracts.

        Core revenue base of recurring cash flows.    The combination of patient scheduling and set procedure pricing improves the reliability of office revenue and profitability forecasts. The recurring nature of dental visits and the scheduling capabilities of our proprietary management information system allows each office to sustain a high value for each patient chair in the office. Starting in 2004, our business has generated significant free cash flow from operations that we have used to fund capital expenditures to execute our expansion plans. Our ability to generate free cash flows from operations—defined as cash flow from operations less maintenance capital expenditures—is due to the combination of our stable net revenues, strong margins, low maintenance capital expenditures (typically 1% of revenue annually) and low working capital requirements.

        Experienced management.    Our senior management team has, on average, over 20 years of healthcare and dental industry experience. We believe our senior management's experience in the practice management business equips them with the skill set required to successfully execute our long-term objectives and strategy.

Competitive Challenges

        We also face several competitive challenges that could affect our future performance.

        Competition for Dentists.    The vast majority of dentists in the United States continue to practice in one or two dentist offices. While we believe that our business model offers advantages for many dentists, it is not clear to what extent dentists will be attracted by the perceived benefits of affiliating with a dental practice management company. Many dentists may be reluctant to relinquish any of their independence; others may be unwilling to depart from the long established modality of practicing in a one or two dentist office. Some dentists may believe that they have greater economic upside if they retain full ownership of their practice. Our continuing challenge is to identify dentists who are willing to consider affiliation with a dental practice management company and to persuade them of the benefits of our business model.

        Inability to make significant acquisitions.    We do not expect to have the financial resources to acquire other large dental practice management companies to grow our business footprint in the near future. One of our major competitors, BrightNow! Dental, became the largest dental practice in the United States management firm by acquiring two publicly traded dental practice management firms in 2003 and 2004. Our current growth strategy will be on a "pay as you go" basis and is effectively limited to enhancing our existing network by building new offices while looking for opportunistic acquisitions of individual dental practices.

        High relative cost of capital.    The majority of our debt consists of the notes, which bear interest at a 10 3/4% interest rate. We believe this is a higher rate than some of our competitors in the dental practice management sector have incurred with their senior debt. For example, two publicly traded dental practice management companies, American Dental Partners and OCA, Inc., currently utilize revolving credit lines as their principal borrowing sources with interest rates in the 5% range. Our weighted average cost of capital may therefore be higher than some of our principal competitors.

        Financial leverage.    Our capital structure is highly leveraged, with long-term debt (including capital leases) equal to 2.55 times our shareholder equity as of March 31, 2005. Financial leverage is a benchmark used by lenders and other capital providers in evaluating whether they will make additional loans or capital available. Our high leverage effectively limits our ability to borrow funds to grow our business. Other dental practice management companies whose principal shareholders are financial investors (i.e., private equity firms or buyout funds) may have similar degrees of financial leverage, but we do not have specific knowledge of their leverage ratios. The two dental practice management companies mentioned above, American Dental Partners and OCA, both had long-term debt amounting to less than one-third of their shareholder equity according to their most recent financial statements.

        Post-Chapter 11 legacy.    Although we emerged with a stronger financial structure following our pre-arranged Chapter 11 bankruptcy, some dentists, vendors, or real estate landlords may be hesitant to do business with us because of our recent involvement in bankruptcy proceedings.

Business Strategy

        Enhance revenue by providing convenient, comprehensive dental care.    Our business strategy is focused on providing convenient, comprehensive, high-quality dental services to patients. Together with our affiliated dental practices, we typically operate several conveniently-located offices in a particular market, thereby offering geographic choices for our customers. Because our offices generally have several dentists, we seek to extend office hours and days of operation in these practices. In some instances, we relocate offices to more convenient, higher-visibility locations. We also offer payment options and credit to qualified customers that may not be offered by traditional dental practices. In addition, we continue to expand patient access to specialists (e.g., orthodontists and oral surgeons) in order to provide a "one-stop-shop" for all of a family's dental needs. This also allows us to improve our utilization of the fixed resources in a practice, and thus improve profitability.

        Focus on quality of patient care.    We seek to assist affiliated dental practices to incorporate quality assurance and quality control programs, including peer review, into their practices. We provide a variety of continuing education services and training programs to help our providers further enhance their skills. Additionally, we evaluate and introduce new techniques and technologies to our affiliated providers, in an effort to ensure patients receive high quality and cost-effective dental care.

        Increase new patient growth through regional marketing.    Historically, in certain areas we did not significantly market our offices to new patients. To address this, in late 2004 we initiated a set of marketing programs tailored to the needs of our regional markets. These programs, which include direct mail, print and radio advertising and other campaigns, seek to generate new patient growth in our affiliated practices. Offices within each of our regions now typically operate under a common brand, further increasing market awareness. Our most common consumer brand is Gentle Dental®. We also use the brands Dedicated Dental® and Mountain View Dental®.

        Improve operational efficiencies and reduce costs.    Our geographic concentration and scale continues to offer opportunities to improve the efficiency of our operations, most notably in the areas of dentist recruiting, negotiating leverage with suppliers and payors, and sharing of "best practices" among our affiliated practices. Our regional dental care networks enable us to reduce operating costs by centralizing certain functions such as regional management, billing, collections, payroll and accounting, and by negotiating regional and national contracts for supplies, equipment, services and insurance. We also continue to implement procedures designed to optimize staffing ratios and patient scheduling.

        Leverage existing infrastructure and market penetration by adding new dental offices.    We believe our growth will be driven by improved utilization of same store facilities and by increased market penetration through building out new dental offices in our existing markets. We believe expanding through development of new dental offices in existing markets is generally more effective in creating brand awareness and increasing market share in existing markets than acquiring dental practices that have different historical operating characteristics. In 2005, we plan to open nine new offices and remodel or relocate three existing offices. We opened two of the nine offices in the first quarter of 2005 in Seattle and Arizona. Additionally, as of May 31, 2005 we have entered into 3 leases to build out new facilities in the Pacific Northwest. We have budgeted approximately $5.0 to $6.0 million for all build outs in 2005 and anticipate a similar expansion and costs in 2006. In addition, we believe the cost of building out and equipping new dental offices is generally lower than the cost of acquiring dental practices, thus increasing the opportunity for return on our investment.

Services and Operations

        As the dental care services industry remains highly fragmented, we believe most solo and small dental practices are run inefficiently without the benefits of professional management, economies of scale and adequate information systems. We provide comprehensive administrative, financial and operational management services to 124 affiliated dental practices in eight states. We believe that through economies of scale, we are able to provide these services at a lower cost than could otherwise be obtained by an individual dental practice.

        The services we offer to our affiliated dental practices fall into two broad categories: administrative and financial services and operational services.

Administrative and Financial Services

        Administrative.    We provide administrative services to our affiliated dental practices, including billing and collections, financial reporting and analysis, productivity reporting and analysis, cash management, group purchasing, inventory management and other capital requirements. These services substantially reduce the amount of time the dentists at our affiliated dental practices are required to devote to administrative matters, thus enabling network dentists to dedicate more time to their professional practices. In addition, because of our size and purchasing power, we have been able to negotiate discounts on, among other things, dental and office supplies and equipment, and health and malpractice insurance purchased by certain of our affiliated dental practices.

        Third party payor management.    We examine various factors to determine which third party payors' assignments we will recommend at each affiliated dental practice. Factors considered by us in making this recommendation include:

  •
  types of procedures that are generally performed;

  •
  geographic area served by the particular plan; and

  •
  demographic characteristics of the typical plan participants.

        Some element of managed care is present at most of our affiliated dental practices, although generally not as the primary source of revenue. We assist our affiliated dental practices by negotiating contracts with third party payors. Due to our network volume, we often negotiate better terms for our affiliated dental practices with third party payors than available to solo practitioners or small group dental practices.

        Accounting services.    We provide affiliated dental practices with a full range of accounting services, including preparation of financial statements, management of accounts payable, accounts receivable, payroll administration and tax services. In addition, we assist each affiliated dental practice in the preparation of operating and financial budgets.

        Third-party financing.    We have contracts with third-party financing companies that enable our affiliated dental practices to offer various third-party financing options to their patients on a non-recourse basis.

Operational Services

        Staffing and patient scheduling.    We provide management services that are designed to optimize staffing ratios and patient scheduling at our affiliated dental practices. We are responsible for the hiring, retention, salary and bonus determination, job performance-related training and similar matters affecting the non-dental employees that provide services to the affiliated dental practices. Staffing and scheduling services include:

  •
  payroll administration;

  •
  risk management;

  •
  administration of benefit plans;

  •
  analysis and advice with respect to the optimal number of general dentists, specialist dentists, dental assistants and hygienists at each dental practice;

  •
  scheduling assistance; and

  •
  assistance with respect to expanding office hours and more efficiently utilizing dental assistants and hygienists.

        Training and education.    Staff and practice development programs are an integral part of our operating strategy. Our programs are designed to motivate staff to achieve optimum performance goals, increase the level of patient satisfaction, and improve our ability to attract and retain qualified personnel. While we are not engaged in the practice of dentistry, we facilitate the training and education of dental professional personnel.

        Recruiting.    We have regional recruiting programs to assist our affiliated dental practices in recruiting dentists to our network. Recruiting takes place through our contacts at dental schools, presence at regional dental seminars and conventions, and through advertising in regional and national dental publications.

        Advertising and marketing.    We typically assist our affiliated dental practices in developing and implementing advertising and marketing programs, including patient educational and prevention programs at selected affiliated dental practices, as needed. We also typically assist the practices in their external marketing programs, such as direct mail and yellow page advertising. Other marketing programs include the use of local radio, television and print advertising, and other marketing promotions depending on local market needs.

        Quality assurance.    The clinical management procedures and treatment protocols for our affiliated dental practices vary from region to region. We have established a Clinical Leadership Board consisting of ten dentists from our affiliated dental practices whose objectives include establishing a "best practices" standard quality of care. Under the guidance of our Clinical Leadership Board, dental directors in each region review and determine these practices and treatment protocols. We work closely with dentists and hygienists at the affiliated dental practices to assist them in implementing these procedures and protocols. Areas included among the procedures and protocols to be determined by the network of dental directors are treatment planning, diagnostic screening, radiographic records, record keeping, specialty referrals and dental hygiene protocols. As part of the affiliated dental practices' clinical enhancement program, we support the efforts of our affiliated dental practices in providing quality assurance, peer review and utilization review programs. We also perform patient surveys to monitor patient satisfaction, and periodically audit patient charts and provide advice to the dentists employed by the affiliated dental practices.

        Management information systems.    Effective use of management information systems and extensive management reporting are the key means by which we manage our network of affiliated dental practices. Management information systems are critical to successfully operate a large number of relatively small, widely dispersed operating units and is also a major tool we use to add value to our affiliated dental practices. We use our extensive management information systems experience in operating our affiliated dental practices to determine optimal information technology at each office and ensure that these information systems are uniformly implemented. Uniformity ensures that each office is operated as efficiently as possible, allows data from each office to be compiled and integrated into meaningful management information, facilitates technology support services and allows for the staff to be efficiently interchangeable between offices.

        Our proprietary, web-based Compass™ management information system provides various financial and management reports to our affiliated dental practices and our divisional, regional and corporate management. Compass™ receives data from the office management system and consolidates the data into central data warehouses. Interactive reporting is created from these databases and is made available via either our intranet, e-mail or printed reports.

        Compass™ allows us to mine our existing patient database. The software will, proactively or on command, search out patients who have not visited the office in a specified period of time. These patients can be targeted for telephone calls or other marketing attempts to draw them back into the office. Compass™ also focuses on treatment planning, case acceptance and case completion. The software allows us to identify treatment plans that are either not started or incomplete and target those patients for completion. We can use this data to develop action plans to improve revenue and scheduling efficiency. It also benefits the patient by increasing the likelihood the prescribed treatment plan is completed and successful.

        Compass™ is designed to enable dentists to improve their productivity and incomes. The system provides the dentists with analyses such as their production level, average diagnosis value and treatment acceptance rates. Using this data, individual dentists can compare personal productivity levels to a peer group and then set their own goals and track actual results relative to their established goals. The system also helps dentists and office managers better manage their managed care patients.

        The Compass™ system also helps maximize collections by using exception-based reporting, which enables management to quickly determine where additional collection effort may be needed. The system captures and facilitates the analysis of patient visits, so that individual insurance plans can be stratified from low to high profitability and informed decisions can be made when it is time to consider renewing individual plans.

Our Management Services Agreements

        Our affiliated dental practices are in exclusive control of all clinical aspects of the practice of dentistry and the delivery of dental services. We have entered into long-term management services agreements with the affiliated dental practices under which we are the exclusive administrator of all non-clinical aspects of the affiliated dental practices. Under these agreements, based on the recommendation of the Clinical Leadership Board as appropriate, we typically:

  •
  provide facilities and equipment;

  •
  bill and collect receivables;

  •
  purchase and provide supplies;

  •
  provide and manage clerical, accounting, payroll, human resources, computer and other non-dental support personnel;

  •
  provide management information systems and reports;

  •
  negotiate contracts with managed care payors or other third parties; and

  •
  assist in the recruitment of dentists.

        We establish guidelines for hiring and compensating dentists and other clinical personnel, although this responsibility remains with the affiliated dental practices. The affiliated dental practices generally are also responsible for:

  •
  maintaining patient records; and

  •
  ensuring that dentists have required licenses and other certifications.

        As compensation for services provided under the management services agreements, the affiliated practices are obligated to reimburse expenses incurred on their behalf and pay us a fee equal to their income after compensation of the dental professionals. We bear the risk of loss when a dental office does not generate sufficient revenues to cover expenses—usually during start up of new offices. Under this method, any material loss in revenue by our affiliated dental practices could effect the affiliated dental practices ability to reimburse us for expenses and to pay service fees. Prior to 2005, we entered into management service agreements where the management fee was a set percentage of the net revenue of the affiliated dental practices. We had two such agreements in place during 2004 and three during 2003 and 2002.

        Generally, we assume responsibility for the operating expenses incurred in connection with managing the affiliated dental practice. Our affiliated dental practices generally reimburse us for expenses incurred on their behalf in connection with the operation and administration of the dental facilities and pay fees to us for business services. Expenses incurred for the operation and administration of the dental facilities include salaries and benefits for non-dentist personnel working at the dental facilities (i.e., the administrative staff and, where permitted by law, the dental assistants and hygienists), lab fees, dental supplies, office occupancy costs of the dental facilities, depreciation related to the fixed assets at the dental facilities and other expenses such as professional fees, marketing costs and general and administrative expenses. After reimbursement of expenses and payment of all service fees to us, the amounts retained by the affiliated dental practice are used to compensate dentists and, in certain states where the affiliated dental practices must employ dental hygienists or dental assistants, compensate those non-dentist employees.

        Substantially all of the management services agreements have an initial term of 40 years and, unless either party gives notice of termination before the end of the term, include automatic extensions ranging from five to ten years thereafter. The management services agreements are generally not subject to early termination, except for upon certain termination events such as bankruptcy of a party and uncured material breaches of the agreements. All of the management services agreements, other than those that terminated pursuant to their terms, remained in effect following our 2003 reorganization. During the terms of the agreements, each party agrees not to disclose certain confidential and proprietary information regarding the other.

        The Emerging Issues Task Force of the Financial Accounting Standards Board reached a consensus, published in EITF 97-2, on the accounting for transactions between physician practice management companies and physician practices and the financial reporting of those entities. For financial reporting purposes, EITF 97-2 mandates the consolidation of physician practice activities with the practice management company when certain conditions have been met, even though the practice management company does not have a direct equity investment in the physician practice. Consequently, under EITF 97-2, we consolidate all the accounts of the affiliated dental practices in the consolidated financial statements, including revenue and expenses. Accordingly, the consolidated statements of operations include the net patient revenue and related expenses of certain affiliated dental practices and all significant inter-company transactions have been eliminated. The consolidated financial statements are prepared in conformity with the consensus reached in EITF 97-2.

Employment Agreements with Affiliated Dentists

        Substantially all of the dentists practicing with our affiliated dental practices have entered into an employment agreement with the affiliated dental practice with which they work. The employment agreements generally provide for an initial one-year term of employment with automatic one-year renewal periods unless either party to the agreement provides the other with at least 120 days written notice of intent not to renew. The employment agreements often permit either party to terminate with prior written notice to the other party, which is typically 90 days. The employment agreements also generally provide that during the term of employment and for a period of 24 months thereafter the dentist will not solicit or take away patients, customers or business of the affiliated dental practice or us, or solicit any person who is an employee or contractor of the affiliated dental practice or us to become an employee or contractor of any other person. The employment agreements also generally include covenants not to compete with the affiliated dental practice in a specified geographic area for a specified period of time. The affiliated dental practices are required under the management services agreement to use their best efforts to enforce these covenants. While we believe the non-solicitation provisions of the employment agreements are generally enforceable, in the states where we have material operations, covenants not to compete are generally not enforceable except in situations where the covenant was entered into in connection with the sale of a business.

        We are not a party to any of these employment agreements, but are designated in each agreement as a third party beneficiary of the affiliated dental practice's rights under the provisions of the contract addressing these non-solicitation and non-competition rights, among other things. Each agreement may generally be terminated by the dentist if the affiliated dental practice fails to cure a material breach of the agreement within a specified period of time and may generally be terminated by the affiliated dental practice upon the occurrence of enumerated circumstances that would render the dentist unfit or unable to legally practice dentistry.

Provider Agreements

        We currently have more than 2,000 different provider agreements, the majority of which are PPO or fee-for-service arrangements. The terms of the provider agreements vary materially. Our provider agreements with the Oregon Medical Assistance Program, or OMAP, accounted for approximately 11%, 10% and 13% of net revenue for the years ending December 31, 2004, 2003 and 2002, respectively. None of our other provider agreements accounted for 10% or more of our net revenues during any of the past three years.

        Through OMAP, our Oregon subsidiaries provide dental care to low-income and other qualified Oregon residents. Capitol Dental Care and Managed Dental Care of Oregon are required to meet ongoing net worth requirements and to file financial statements and other reports with OMAP. These dental care organization contracts are annually renewable contracts, and OMAP may elect not renew a contract with one of our subsidiaries if, for example, OMAP became concerned about the financial stability of Capitol Dental Care or Managed Dental Care of Oregon. The prior written consent of OMAP is required in connection with any sale or transfer of our obligations under a dental care organization contract. Substantially all of the revenue of each of our Oregon subsidiaries is derived from services rendered pursuant to the OMAP agreement to which it is a party.

Competition

        The dental services industry is highly fragmented, consisting primarily of solo and smaller group practices. The business of providing general dental, orthodontic and other specialty dental services is highly competitive in the markets in which we operate. Each of our affiliated dental practices competes with individual practices in their local geography. We believe our affiliated dental practices compete favorably with other providers of dental and specialty services on the basis of factors such as:

  •
  quality of care and reputation;

  •
  marketing exposure;

  •
  convenience and traffic flow of location;

  •
  relationships with managed care entities;

  •
  appearance and usefulness of facilities and equipment;

  •
  price of services; and

  •
  hours of operation.

        We currently compete with other dental practice management companies in our existing markets, including BrightNow! Dental, Pacific Dental Management, American Dental Partners and Denkor Dental Management (Willamette Dental). There are also a number of dental practice management companies currently operating in other parts of the country that may enter our existing markets in the future. Many of these competitors and potential competitors have substantially greater financial resources, or otherwise enjoy competitive advantages, such as a greater ability to finance significant acquisitions, a lower relative cost of capital, less financial leverage and no recent involvement with bankruptcy proceeding. This may make it difficult for us to compete against them as described under "Business—Competitive Challenges."

        In addition to competing against established practices for patients, our affiliated dental practices compete with established practices in the retention and recruitment of general dentists, specialists and hygienists. If the availability of dentists begins to decline in our existing or targeted markets, it may become increasingly difficult to attract and retain the dental professionals to staff the affiliated dental practices.

        The vast majority of dentists in the United States continue to practice in one or two dentist offices. While we believe that our business model offers advantages for many dentists, it is not clear to what extent dentists will be attracted by the perceived benefits of affiliating with a dental practice management company. We believe our affiliated practices compete favorably for dental professionals who want to minimize their involvement with the business aspects of running a dental practice and for dental professionals who desire greater flexibility in their work schedules. Many dentists may be reluctant to relinquish any of their independence; others may be unwilling to depart from the long established modality of practicing in a one or two dentist office. Some dentists may believe that they have greater economic upside if they retain full ownership of their practice. Our continuing challenge is to identify dentists who are willing to consider affiliation with a dental practice management company and to persuade them of the benefits of our business model.

Government Regulation

        General.    The practice of dentistry is regulated extensively at both the state and federal level. Regulatory oversight includes, but is not limited to, considerations of fee splitting, corporate practice of dentistry, anti-kickback and anti-referral legislation, privacy and security requirements, and state insurance regulation. In addition, federal and state laws regulate HMOs and other managed care organizations for which dentists may be providers. Dental practices must also meet federal, state and local regulatory standards in the areas of safety and health. We believe that we and our affiliated dental practices comply in all material respects with the laws and regulations to which we are subject.

        A review of our business relationships by a court or other regulatory authorities could result in determinations that could prohibit or otherwise adversely affect our operations. The regulatory environment could change, requiring us to reorganize, change our methods of reporting revenue and other financial results, or restrict existing or future operations. For example, our dental practice affiliates must comply with federal Occupation Safety and Health Administration's Bloodborne Pathogens Standard, which requires them to institute training programs and procedures design to eliminate or minimize occupational exposure to Hepatitis B Virus (HBV), Human Immunodeficiency Virus (HIV) and other bloodborne pathogens. Our ability to operate profitably will depend in part upon the ability of our affiliated dental practices and us to continually obtain and maintain all necessary licenses, certifications and other approvals and to operate in compliance with applicable healthcare regulations.

        Corporate practice of dentistry; fee splitting.    The laws of many states prohibit, by statute or under common law, dentists from splitting fees with non-dentists and prohibit non-dental entities from engaging in the practice of dentistry or employing dentists to practice dentistry. The specific restrictions against the corporate practice of dentistry vary from state to state. The restrictions are generally designed to prohibit a non-dental entity from:

  •
  controlling the professional practice of a dentist;

  •
  employing dentists to practice dentistry (and, in certain states, employing dental hygienists or dental assistants); and

  •
  controlling the content of a dentist's advertising or sharing professional fees.

        A number of states limit the ability of a person other than a licensed dentist to own equipment or offices used in a dental practice. Some of these states allow leasing of equipment and office space to a dental practice under a bona fide lease. The laws of many states also prohibit dental practitioners from paying any portion of fees received for dental services in consideration for the referral of a patient. In addition, many states impose limits on the tasks that may be delegated by dentists to dental assistants.

        We provide management and administration services to dental practices and believe that the fees we charge for those services are consistent with the laws and regulations of the jurisdictions in which we operate. We do not control the clinical aspects of the practice of dentistry or employ dentists to practice dentistry, except as permitted by law. Moreover, we do not employ dental hygienists. We believe that our operations comply in all material respects with the above-described laws.

        The laws regarding fee splitting and the corporate practice of dentistry and their interpretation vary from state to state and are enforced by regulatory authorities with broad discretion. There can be no assurance that the legality of our business or our relationships with dentists or affiliated dental practices will not be successfully challenged or that the enforceability of the provisions of any management services agreement will not be limited. The laws and regulations of certain states in which we may seek to expand may require us to change the form of our relationships with affiliated dental practices. Such a change may restrict our operations or the way in which providers may be paid or may prevent us from acquiring the non-dental assets of dental practices or managing dental practices in those states. Similarly, the laws and regulations of the states in which we presently maintain operations could change or be interpreted in the future either to restrict or adversely affect our existing or future relationships with our affiliated dental practices. Any change in our relationships with our affiliated dental practices resulting from the interpretation of corporate practice of dentistry and fee-splitting statutes and regulations could have a material adverse effect on our business and results of operations. See also "Risk Factors—Risks Related to Our Business—Our management arrangement with affiliated dental practices could be challenged by a state or dentist under laws regulating the practice of dentistry."

        Anti-kickback and anti-referral legislation.    Federal and many state laws prohibit the offer, payment, solicitation or receipt of any form of remuneration in return for, or in order to induce the referral of a person for services reimbursable under Medicare, Medicaid or other federal and state healthcare programs. Further restrictions include the reimbursement by those regulatory agencies for the furnishing or arranging for the furnishing of items or services, the purchase, lease, order, arranging or recommending purchasing, leasing or ordering of any item. These provisions apply to dental services covered under the Medicaid program in which we participate. The federal government has increased scrutiny of joint ventures and other transactions among healthcare providers in an effort to reduce potential fraud and abuse related to Medicare and Medicaid costs. Many states have similar anti-kickback laws, and in many cases these laws apply to all types of patients, not just Medicare and Medicaid beneficiaries.

        The applicability of many of these federal and state laws to transactions in the healthcare industry such as those to which we are or may become a party has not been fully interpreted by judicial or regulatory authorities. Judicial or regulatory authorities could find these provisions applicable to our operations, which could have a material adverse effect on our business. Under current federal law, a physician or dentist or member of his or her immediate family is prohibited from referring Medicare or Medicaid patients to any entity providing "designated health services" in which the physician or dentist has an ownership or investment interest, unless an applicable exception is available. A number of states also have laws that prohibit referrals for certain services such as x-rays by dentists if the dentist has certain enumerated financial relationships with the entity receiving the referral, unless an exception applies. Any future expansion of these prohibitions to other health services could restrict our ability to integrate dental practices and carry out the development of our network of affiliated dental practices.

        Noncompliance with, or violation of, either the anti-kickback provisions or restrictions on referrals can result in exclusion from the Medicare and Medicaid programs as well as civil and criminal penalties. Similar penalties apply for violations of state law. While we make every effort to comply with the anti-kickback and anti-referral laws, a determination of violation of these laws by us or our affiliated dental practices could have a material adverse effect on our business, financial condition and results of operations.

        Health Insurance Portability and Accountability Act of 1996.    To improve the efficiency and effectiveness of the healthcare system, the Health Insurance Portability and Accountability Act of 1996, or HIPAA, included "administrative simplification" provisions that required the Department of Health and Human Services, or HHS, to adopt national standards for electronic healthcare transactions. At the same time, Congress recognized that advances in electronic technology could erode the privacy of health information. Consequently, Congress incorporated into HIPAA provisions that mandated the adoption of federal privacy protections for individually identifiable health information.

        In response to the HIPAA mandate, HHS adopted regulations known as the "privacy rule." The privacy rule set national standards for the protection of health information, as applied to the three types of covered entities: health plans, healthcare clearinghouses and healthcare providers who conduct certain healthcare transactions electronically. Covered entities were required to implement standards to protect and guard against the misuse of individually identifiable health information. The privacy rule established a foundation of federal protections for the privacy of protected health information. The privacy rule did not replace federal, state, or other laws that grant individuals even greater privacy protections, and covered entities are free to retain or adopt more protective policies or practices. We believe that we and our affiliated dental practices are in material compliance with applicable provisions of HIPAA, including the privacy rule, and the regulations promulgated under HIPAA. Changes in the requirements of HIPAA or its related regulations that are applicable to us, or adverse legal or regulatory interpretations of existing HIPAA requirements or related regulations, could have a material adverse effect on our operations and the operations of our affiliated dental practices.

        State insurance laws and regulations.    There are certain insurance and regulatory risks associated with our role in negotiating and administering managed care and capitation contracts. Under managed care and capitation contracts, dental care providers are paid a pre-determined amount per patient per month from the payor in exchange for providing all necessary dental care services to patients covered under the contracts, in contrast with fee-for-service contracts where they are paid fees based directly on the services they provide. The application of state insurance laws and regulations to reimbursement arrangements other than various types of fee-for-service contracts is an unsettled area of law and is subject to interpretation by regulators with broad discretion. As our affiliated dental practices or we contract with third-party payors, including self-insured plans and managed care arrangements, our affiliated dental practices or we may become subject to state insurance laws. Revenue could be adversely affected in the event our affiliated dental practices or we are determined to be subject to licensure as an insurance company or required to change the form of their relationships with third-party payors and become subject to regulatory enforcement actions.

        Healthcare reform proposals.    The United States Congress and state legislatures have considered various types of healthcare reform, including comprehensive revisions to the current healthcare system. It is uncertain what legislative proposals will be adopted in the future, if any, or what actions federal or state legislatures or third-party payors may take in anticipation of or in response to any healthcare reform proposals or legislation. Healthcare reform legislation adopted by Congress or the legislatures of states in which we do business, as well as changes in federal and state regulations could have a significant effect on the healthcare industry and, thus, potentially materially adversely affect our operations and those of our network of affiliated dental practices.

        Legal and regulatory compliance.    We are subject to various laws and regulations related to our business. For example, Dedicated Dental Systems, Inc., our subsidiary that works with affiliated dental practices in the Bakersfield area, is licensed under the California Knox-Keene Health Care Service Plan Act of 1975, as amended, or the Knox-Keene Act. Under the Knox-Keene Act and the regulations promulgated thereunder, entities which are licensed as healthcare service plans in California are required, among other things, to file periodic financial data and other information with the California Department of Managed Health Care, maintain a specified and substantial level of net equity on their balance sheets (which could effectively restrict their ability to declare dividends or make other payments to parent entities) and maintain adequate levels of medical, financial and operating personnel dedicated to fulfilling their legal and regulatory obligations. The California Department of Managed Health Care is empowered by law to take enforcement action against licensees that fail to fulfill their obligations under the Knox-Keene Act. Any material non-compliance with the Knox-Keene Act and the regulations promulgated thereunder by Dedicated Dental Systems, Inc. could have a material adverse effect on our business, financial condition and results of operation. We are subject to laws and regulations comparable to the Knox-Keene Act in the other states in which we operate.

        We structure all of our agreements, operations and marketing in accordance with then-applicable laws and regulations. We may be required, however, to modify our agreements, operations and marketing from time to time in response to changes in applicable laws and regulations. There can be no assurance that our arrangements are, or always will be, in full technical compliance with all applicable laws and regulations. Failure to comply with all applicable laws and regulations could have a material adverse effect on our operations or profitability.

Our History

        InterDent Service Corporation was founded in Vancouver, Washington in December 1992 as M H Systems, Inc. to provide dental practice management support services to two professional corporations and to facilitate the development and expansion of the Gentle Dental® network. ISC's name was most recently changed from Gental Dental Service Corporation to ISC in December 2002.

        In 1996, we completed our initial public offering of common stock. Between 1996 and 2000, prior management pursued a growth-by-acquisition strategy and completed 45 dental group acquisitions in 15 markets to become the nation's largest dental practice management company. In 1999, InterDent, Inc. was formed to effect the business combination of Gentle Dental Service Corporation and Dental Care Alliance. Prior to the combination, Gentle Dental Service Corporation and Dental Care Alliance were both publicly-traded providers of dental practice management services. Beginning in 2001, the high levels of debt which resulted from the combination and integration issues stemming from prior management's growth-by-acquisition strategy resulted in the company becoming over-leveraged and created the need for an operational restructuring. In 2001, we entered into a definitive agreement to sell the stock of Dental Care Alliance and certain other assets in Maryland, Virginia and Indiana.

        In late 2001, a new senior management team was brought in to restructure our operations and examine numerous alternatives for the company's balance sheet. We ultimately chose to file a "pre-arranged" Chapter 11 plan of reorganization in May 2003, which our senior creditors unanimously agreed upon and which did not impair our senior creditors, vendors or employees. In October 2003, our plan of reorganization became effective and our debt and equity was restructured. The bankruptcy court retained jurisdiction solely to resolve our disputed unsecured claims. As stipulated in the plan of reorganization, we established a $0.9 million fund to satisfy allowed general unsecured claims. In January 2005, we completed resolution of all unsecured claims and received a final decree and order officially closing the bankruptcy case.

        Contemporaneously with the efforts to reduce our over-leveraged balance sheet, the new senior management team identified and initiated profitability enhancement programs to turn around, dispose of or consolidate under-performing offices (including the divestiture or closure of over 20 unprofitable offices), reduce overhead, improve general practitioner productivity and retention, renegotiate managed care agreements to increase fees and capitation payments, and significantly improve the operational integration of our affiliated dental practices.

Our 2003 Reorganization

        On May 9, 2003, we and our parent company, InterDent, Inc., filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code. Our decision to file was based on a combination of factors, including weakness in our industry and the economy generally, but was primarily based on a decline in our liquidity that we believe was caused by our over-leveraged capital structure related to a growth-by-acquisition strategy pursued by our prior management team. We operated as a debtor in possession from the filing date through the effective date of our joint plan of reorganization. The plan was confirmed by the bankruptcy court on September 3, 2003 and the court's confirmation order became effective on October 9, 2003. The plan provided for various matters relating to our operations, including our assumption of all contracts and leases that had not been previously rejected, changes in our management and board of directors, and the release of certain claims against our bank lenders.

        Pursuant to the terms of the plan of reorganization, effective October 2003 our capital structure changed significantly:

  •
  $37.7 million of loans under our pre-petition senior secured debt was converted into outstanding principal of an amended and restated credit agreement;

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  $47.1 million of senior secured debt was converted into our preferred stock;

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  $44.2 million of senior subordinated debt was converted into our common stock;

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  $43.5 million due under our unsecured convertible subordinated notes and certain unsecured notes and other general unsecured obligations were extinguished;

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  all of our outstanding shares and interests in our pre-petition preferred stock and pre-petition common stock were cancelled; and

  •
  warrants were issued to purchase up to 126,210 shares, or approximately 10%, of the authorized common stock of the reorganized company to former holders of unsecured debt claims.

        We realized substantial cancellation of debt, or COD, income as a result of the implementation of the plan. Because we were a debtor in a bankruptcy case at the time we realized the COD income, we are not required to include this COD income in our taxable income for federal tax purposes. Instead, we are required to reduce certain of our tax attributes by the amount of COD income so excluded. An "ownership change" for purposes of Section 382 of the Internal Revenue Code occurred with respect to our stock in connection with our reorganization. Section 382 may limit our future ability to use any remaining net operating losses, or NOLs, generated before the ownership change and certain subsequently recognized "built-in" losses and deductions, if any, existing as of the date of the ownership change. The amount of the annual limitation was further reduced as a result of the December 2004 transactions described in this prospectus.

Insurance

        We purchase claims-made policies, general liability insurance (GL), property and casualty (P&C), auto, worker's compensation (WC) and umbrella policies covering all operations and aspects of our organization. All policies are from major independent insurance companies with Best ratings of A- XV and above. Our claims made policies consist of Directors and Officers (D&O), Employments Practices Liability (EPLI), Fiduciary, Crime, Professional Liability and Managed Care Errors and Omissions. Limits for the primary D&O are $10 million and the limits for EPLI are $5 million. The claims-made policies have a total aggregate limit of $48 million, which policies provide coverage if claims exceed our total self-insured retention (SIR) of $1.5 million. Total aggregate for GL, P&C, WC, auto and umbrella are $57 million with a total SIR of $370,000. Umbrella policy limits are $25 million.

        Beginning January 1, 2005, we entered into a large deductible worker's compensation program. The SIR is $350,000 per claim with a $3 million aggregate. Reserves for losses and related expenses are estimated from prior loss history and prior exposure using industry commonly accepted loss development factors for prior years. A letter of credit was provided to our insurer as security that can be drawn upon under certain circumstances. We use a third party administrator to investigate, monitor, and settle all claims on our behalf. The policy includes a $1 million Worker's Compensation policy limit and a $1 million Employers Liability limit. Losses are estimated at approximately $1.4 million for the one-year policy term.

        We arrange for and pay the cost of the professional liability insurance for our affiliated practices and approximately one-third of the dentists employed by them. The remaining dentists in our affiliated dental practices arrange and pay for the cost of their own professional liability insurance. Our standard professional liability insurance coverage is $1 million per occurrence and $3 million in annual aggregate.

Service Marks

        We hold several registered service marks, including Gentle Dental®, "Mountain View Dental" and "Dedicated Dental Systems." Certain of our affiliated dental practices in Oregon, Washington, California, Hawaii, Arizona, Oklahoma and Kansas are operated and marketed under the Gentle Dental® brand. "Gentle Dental" is a federally registered service mark owned by us. On April 19, 1989, our predecessor acquired title to the federal registration of this service mark as originally issued on October 26, 1982.

        We recognize that there are numerous other practices across the country using the name "Gentle Dental." We completed our re-branding efforts during early 2005—88 offices now use the Gentle Dental mark. Further we are now investing in marketing to promote the brand. We believe that the Gentle Dental brand is valuable and we are vigorously defending the service mark. We have initiated a national campaign notifying all users of the Gentle Dental name of our registration of and priority for the mark. For those users in our existing markets we have further obtained cease and desist notices. Any entity that commenced use of our mark before October 26, 1982 may have rights to the mark in its geographic market superior to our rights. Given the costs and inherent uncertainties of service mark litigation, there can be no assurance that we can successfully enforce our service mark rights in any particular market.

Employees

        As of March 31, 2005, we employed 1,902 full and part-time persons, consisting of 923 dental assistants, 887 dental office and regional staff, and 92 executive and administrative staff, including 56 dental assistants and clerical personnel subject to collective bargaining agreements.

Legal Proceedings

        We have been named as a defendant in various lawsuits in the normal course of business, primarily for malpractice claims. We and our affiliated dental practices (including our associated dentists) are insured with respect to dentistry malpractice risks on a claims-made basis. Our management believes all of these pending lawsuits, claims, and proceedings are without merit or will not have a material adverse effect on our consolidated operating results, liquidity or financial position, or cash flows.

Properties

        We lease all of our properties except for two buildings that we own, one in Vancouver, Washington, and one in Midwest City, Oklahoma, each of which houses our affiliated dental practices. Our headquarters are leased and located in 10,000 square feet of an office building in El Segundo, California.

        We typically sign leases having terms from 5 to 10 years with renewal options for at least another 5 to 10 years. Given our large portfolio of rental properties, we frequently have properties where the lease terms are ending. In these cases, we negotiate market rents with the same 5 to 10 year timeframes. Alternatively, at the expiration of our lease we will move an affiliated dental practice to a better nearby location if that is advantageous after considering all the costs.

        We have a variety of properties for our affiliated dental practices. We typically seek street-front locations in either strip centers or free-standing buildings where the patient can access the office directly from the parking lot and which allow us signage to advertise our brand. We have now branded almost all of our affiliated dental practice locations during the past year as part of our advertising strategy and expect to achieve economies of scale by primarily using the Gentle Dental® brand.

MANAGEMENT

        For the purposes of this section of the prospectus, the terms "we," "us," and "our" refers to InterDent, Inc. InterDent, Inc. owns 100% of the capital stock of InterDent Service Corporation. The management of InterDent, Inc. also serves InterDent Service Corporation in the same capacities, but without additional compensation. The names, ages and positions of each of our executive officers as of May 31, 2005, are as follows:

Name	Age	Position
Ivar S. Chhina	42	Chief Executive Officer
Robert W. Hill	42	Chief Financial Officer, Treasurer and Secretary

        The membership of our board of directors as of the date of this prospectus is as follows:

Age
Arthur E. Levine(2)	53
Steven E. Hartman(1)(2)	38
Lauren B. Leichtman	55
Stephen J. Hogan(1)	41
Ivar S. Chhina(3)	42

(1)
Member of our audit committee.

(2)
Member of our compensation committee.

(3)
Chairman of the board of directors.

Executive Officers

        Ivar S. Chhina has been with us since October 2001, serving as our Chief Executive Officer since January 2004, as our Chief Operating Officer from January 2003 to December 2003, and prior to that as the Special Assistant to the then-CEO, during which time Mr. Chhina helped lead our operational turnaround and restructuring. Prior to joining us, Mr. Chhina was President and Chief Operating Officer of ChartOne, Inc., a privately-held, national healthcare technology and service provider to approximately one third of U.S. hospitals. After helping lead the turnaround of ChartOne, Mr. Chhina helped grow it and led its spin-off and leveraged buyout from QuadraMed Corp., a public healthcare technology company. Prior to the spin-off, Mr. Chhina was a Division President for QuadraMed, with responsibilities that comprised substantially all of the spun-off operations. Mr. Chhina was with ChartOne/QuadraMed from 1998 to 2001. Before joining QuadraMed, from 1994 to 1998, Mr. Chhina was the Chief Financial Officer, and prior to that the Vice President of Finance, for PHG, Inc., a national healthcare and legal services company that merged with QuadraMed. Prior to that, from 1991 to 1994, Mr. Chhina was a Principal for Mehta & Co., Inc., a private equity merchant bank that specialized in the acquisition and turnaround of mid-size, underperforming companies in a variety of business sectors. At Mehta & Co., Mr. Chhina typically held senior management or active advisory roles with portfolio companies, including PHG, Inc. Mr. Chhina holds a bachelor degree in Economics from the University of Nevada and a masters degree in International Policy Studies (International Economics) from the Monterey Institute of International Studies.

        Robert W. Hill has served as our Chief Financial Officer since August 2004 and as our Treasurer and Secretary since October 2002. Mr. Hill joined us in April 2002 as Vice President—Finance and Accounting. From 1998 to 2001, Mr. Hill served as Vice President—Finance for Gruma Corporation, an international packaged goods company and parent of Mission Foods. Mr. Hill joined Gruma in 1992 and served in various capacities, including on Gruma's management committee. Prior to joining Gruma, Mr. Hill held various positions with ARCO, a petroleum producer and marketer, and AmSouth Bank, a leading regional bank in the Southern United States. Mr. Hill holds a bachelor degree in Commerce and Business Administration from the University of Alabama and an MBA from Northwestern University's Kellogg School of Management.

Directors

        Arthur E. Levine has served as a member of our board of directors since October 2003 and is a member of our compensation committee. In 1984, Mr. Levine co-founded and is currently the President and a Founding Principal of Levine Leichtman Capital Partners, Inc., a private equity firm specializing in structured equity and deep value investments in middle market companies, and one of our principal stockholders. Mr. Levine has also served as Chairperson of UCLA's Anderson School Entrepreneurial Studies Center and on the Corporate Advisory Board of the National Association of Securities Dealers. Mr. Levine currently serves on the Board of Visitors of Columbia University School of Law, on the Board of Governors of the UCLA Foundation and on the Board of Directors of Alliance of College Ready Public Schools. Mr. Levine holds a bachelor degree from the University of California at Los Angeles, a MBA from the Anderson School of Business at the University of California at Los Angeles and a JD from Columbia University School of Law.

        Steven E. Hartman has served as a member of our board of directors since October 2003 and is a member of our audit committee and is Chairperson of our compensation committee. Mr. Hartman is currently a Vice President and a Principal of Levine Leichtman Capital Partners, Inc., a private equity firm specializing in structured equity and deep value investments in middle market companies, and one of our principal stockholders. Mr. Hartman joined Levine Leichtman Capital Partners, Inc. in 1996. Mr. Hartman holds a bachelor degree from the University of California at Berkeley, a MBA from the Anderson School of Business at the University of California at Los Angeles and a JD from the UCLA School of Law.

        Lauren B. Leichtman joined our board of directors in December 2004. In 1984, Ms. Leichtman co-founded and is currently the Chief Executive Officer and a Founding Principal of Levine Leichtman Capital Partners, Inc., a private equity firm specializing in structured equity and deep value investments in middle market companies, and one of our principal stockholders. Prior to co-founding Levine Leichtman Capital Partners, Inc., Ms. Leichtman practiced law in the public and private sectors, including with the SEC. Ms. Leichtman currently serves on the Board of Visitors of the Los Angeles Opera, on the Board of Directors of Aviva Family and Children Services and the Board of Trustees of the Windward School. Ms. Leichtman holds a bachelor degree from California State University, Northridge, a JD from Southwestern University School of Law and an LLM from Columbia University School of Law.

        Stephen J. Hogan joined our board of directors in December 2004 and is Chairman of our audit committee. Mr. Hogan is currently Chief Financial Officer, Chief Administrative Officer and a Principal of Levine Leichtman Capital Partners, Inc., a private equity firm specializing in structured equity and deep value investments in middle market companies, and one of our principal stockholders. Mr. Hogan joined Levine Leichtman Capital Partners, Inc. in 1996 as its Chief Financial and Administrative Officer. Mr. Hogan holds a bachelor degree and MBA from the University of Southern California. Mr. Hogan is also a Certified Public Accountant licensed by the State of California.

        Ivar S. Chhina, our Chief Executive Officer, joined our board of directors in December 2004 and currently serves as the Chairman of the board of directors. Certain information regarding Mr. Chhina's background and business experience is set forth above under "—Executive Officers."

Committees of the Board of Directors

        Audit committee.    The current members of our audit committee are Messrs. Hogan (Chairperson) and Hartman. The Board of Directors of the Company believes that Mr. Hogan is an "audit committee financial expert" as defined in Item 401(h) of Regulation S-K. Our audit committee is responsible for reviewing our internal financial information, monitoring our cash flow, budget variances and credit arrangements, reviewing our audit program, reviewing with our independent accountants the results of all audits upon their completion, annually selecting and recommending independent accountants and taking other action that may be necessary to assure the adequacy and integrity of all financial information we distribute.

        Compensation committee.    The current members of our compensation committee are Messrs. Hartman and Levine (Chairperson). Our compensation committee is responsible for providing recommendations to our board of directors concerning compensation levels for our senior executive officers and working with our senior executive officers on benefit and compensation programs for our employees, including matters relating to participation in profit sharing, bonus and stock option plans.

Compensation of Directors

        We pay our non-employee directors an annual fee of $50,000 and reimburse our directors for reasonable out-of-pocket expenses incurred in connection with attending board meetings. Our directors that are affiliated with LLCP may not participate in our 2003 Stock Option Plan.

Executive Compensation

        The following table sets forth information regarding compensation awarded to, earned by or paid to our Chief Executive Officer and our Chief Financial Officer during the year ended December 31, 2004. These two officers are our only executive officers and referred to as the "named executive officers" elsewhere in this prospectus.

Summary Compensation Table

			Long Term Compensation
	Annual Compensation
Name and Principal Position			Number of Shares Underlying Options	All Other Compensation
	Salary	Bonus
Ivar S. Chhina
Chief Executive Officer	$350,000	$342,500	10,702	$10,438
Robert W. Hill
Chief Financial Officer	$169,407	$137,270	1,698	$—

Stock Option Grants

        The following table shows information regarding stock options granted to our named executive officers in the year ended December 31, 2004. The fair market value per share of the underlying stock on the grant date for the options identified in the table was determined by our board of directors. Unless otherwise noted, the options vested as to 25% of the underlying shares on the date of grant, with further vesting as to an additional 25% of the underlying shares on each of the three subsequent anniversaries of the date of grant, such that the options will be fully vested three years from the date of grant. No stock appreciation rights were granted to these individuals in the year ended December 31, 2004.

	Individual Grants					Potential Realizable Value At Assumed Annual Rates of Stock Price Appreciation for Option Term(2)
		Percent of Total Options Granted to Employees in Period(1)
	Shares Underlying Options Granted
Name			Exercise Price Per Share	Market Price Per Share	Expiration Date
						5%	10%
Ivar S. Chhina Chief Executive Officer	5,351	64.9%	$138.32	$153.69	3/31/2011	$301,316	$702,193
Robert W. Hill Chief Financial Officer	1,002	12.2%	$153.69	$153.69	9/30/2011	$62,692	$146,100

(1)
The percentage of total options granted is based on an aggregate of 8,241options granted by us to employees during the year ended December 31, 2004.

(2)
The potential realizable value is calculated based upon a per share fair market value of the underlying stock of $153.69 on the date of option grant, as determined by our board of directors, compounded at the annual 5% or 10% rate shown in the table until the expiration of the option, less the per share exercise price, multiplied by the number of shares issuable upon exercise of the options without taking into account any taxes that may be payable in connection with the option exercise. The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by the SEC. We do not provide any assurance to any named executive officer or any other holder of our securities that the actual stock price appreciation over the 7-year option term will be at the assumed 5% and 10% levels or at any other defined level. Unless the market price of the common stock appreciates over the option term, no value will be realized from the option grants made to the named executive officers.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

        The following table provides summary information concerning exercised and unexercised outstanding stock options held by each of our named executive officers as of December 31, 2004. The value of unexercised in-the-money at December 31, 2004 is calculated based upon a per share fair market value of the underlying stock of $175.52 on December 31, 2004, as determined by our board of directors, less the per share exercise price, and multiplied by the number of shares issuable upon exercise of the options, without taking into account any taxes that may be payable in connection with the option exercise. These individuals did not hold any stock appreciation rights in the year ended December 31, 2004.

Name	Number of Securities Acquired on Exercise	Value Realized	Number of Shares Underlying Unexercised Options at Fiscal Year-End Exercisable/Unexercisable	Value of Unexercised In-The-Money Options Fiscal Year-End Exercisable/Unexercisable
Ivar S. Chhina Chief Executive Officer	—	—	4,013 / 6,689	— / —
Robert W. Hill Chief Financial Officer	—	—	599 / 1,099	— / —

2003 Stock Option Plan

        Our 2003 Stock Option Plan was approved by our board of directors and stockholders in October 2003. We have reserved 26,760 shares of our common stock for issuance under our 2003 Stock Option Plan, subject to adjustment for reorganizations, reclassifications, stock splits and dividends or other changes in our capital stock. As of December 31, 2004, options to purchase 26,062 shares of our common stock have been granted under our 2003 Stock Option Plan and are outstanding.

        Our compensation committee administers our 2003 Stock Option Plan and any successor plans. The administrator has the power to select optionees, determine awards made under the plan and establish the exercise price and vesting or exercise periods for each option award. Our 2003 Stock Option Plan provides for the grant of incentive stock options under the provisions of Section 422 of the Internal Revenue Code or non-qualified stock options to our officers, directors, employees, consultants, advisors and other key persons. Neither Levine Leichtman Capital Partners, Inc nor any of its affiliates, employees, officers, directors, consultants or other key persons may participate in our 2003 Stock Option Plan.

        No award or series of awards to any single optionee may exceed 10% of the stock issuable under our 2003 Stock Option Plan. The exercise price per share may not be less than 100% of the fair market value of our common stock on the date of grant, and the term of any option may not exceed ten years. If, however, incentive stock options are granted to an employee who owns stock representing more than 10% of the voting power of all classes of our stock or the stock of any parent or subsidiary of ours, the exercise price of any incentive stock option granted must equal 110% of the fair market value of our common stock at the date of grant and the maximum term of the options must not exceed five years. To the extent required for "incentive stock option" treatment under Section 422 of the Internal Revenue Code, the aggregate fair market value of options becoming first exercisable by any one optionee during any calendar year may not exceed $100,000. Generally, and subject to the discretion of the plan administrator, 25% of the shares subject to an option granted under our 2003 Stock Option Plan vest on the grant date and 25% of the shares vest on each yearly anniversary of the grant date so that the option is fully vested three years from the grant date.

        Options granted under our 2003 Stock Option Plan are not transferable by an optionee other than by will or by the laws of descent and distribution and during an optionee's lifetime may only be exercised by the optionee or the optionee's legal representative or guardian. If a participant's employment is terminated for any reason other than death, disability or retirement, or is terminated without cause, any vested option exercisable on the termination date may be exercised within 90 days from the date of termination or the earlier expiration date of the option. If a participant is terminated for cause, any options which have become exercisable prior to the time of termination will immediately terminate. If a participant's employment terminates as a result of death, disability or retirement after age 60, any vested option exercisable on the termination date may be exercised within 6 months from the date of termination or the earlier expiration date of the option, either by the optionee or by the optionee's legal representative.

        All unvested options granted under our 2003 Stock Option Plan will immediately vest and become exercisable upon the effective date of any of the following events:

  •
  our dissolution or liquidation;

  •
  the sale of substantially all of our assets;

  •
  a merger, reorganization, consolidation or any other transaction in which the holders of our outstanding voting stock prior to the event do not own at least 15% of our voting power after the event;

  •
  the sale of all of our stock to an unrelated third party; or

  •
  any other transaction in which the holders of our outstanding voting stock prior to the transaction do not own at least 15% of our voting power after the transaction.

        Upon the effectiveness of any of these events, our 2003 Stock Option Plan and any options granted thereunder will immediately terminate unless assumed or substituted for new awards by a successor entity or parent or subsidiary thereof. In the event of such a termination, a holder of outstanding options shall receive a per share cash payment from us equal to the difference between the average price per share of our common stock given to all other holders of our common stock for their shares in connection with the event and the per share exercise price of the holder's options.

        Until we have consummated an initial public offering of our common stock and as specified in an optionee's option agreement, we have the right to repurchase shares issued to an optionee upon the optionee's termination of employment for cause or bankruptcy. If we choose to not repurchase the shares, then our stockholders that are affiliated with Levine Leichtman Capital Partners II, L.P. have the right to repurchase the shares from the optionee. Our board of directors has the authority to amend or terminate our 2003 Stock Option Plan or any option awarded thereunder at any time. No termination or amendment may adversely affect any rights under any awards already granted to a participant unless consented to by the affected participant. To the extent necessary to comply with applicable provisions of federal securities laws, state corporate and securities laws, the Internal Revenue Code, the rules of any applicable stock exchange or national market system, and the rules of any non-U.S. jurisdiction applicable to awards granted to residents therein, we must obtain stockholder approval of any amendment to the 2003 Stock Option Plan in such a manner and to such a degree as required.

Limitation of Liability and Indemnification Matters

        Our amended and restated certificate of incorporation eliminates the personal liability of our directors to us or our stockholders to the fullest extent permitted by Section 102 of the Delaware General Corporation Law. Pursuant to Section 102, this limitation of liability applies only to monetary damages and, presumably, would not affect the availability of equitable remedies such as injunction. Furthermore, each of our directors will continue to be subject to liability under Section 102 for breach of the director's duty of loyalty to us or our stockholders, for acts or omissions which are not in good faith or which involve intentional misconduct or knowing violations of law, for payment of dividends or approval of stock repurchases or redemptions that are prohibited by Delaware law, and for actions leading to improper personal benefit to the director. This provision also does not affect our directors' responsibilities under any other laws, such as the federal securities laws.

        Section 145 of the Delaware General Corporation Law empowers us to indemnify our directors, officers, employees and other agents and to purchase insurance with respect to liability arising out of their capacity or status as directors, officers, employees or agents if they acted in good faith and in a manner they reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. Our amended and restated certificate of incorporation and amended and restated bylaws provide that our directors, officers, employees or agents will be indemnified by us in accordance with and to the fullest extent permitted by the Delaware General Corporation Law, and that this right of indemnification will not be deemed exclusive of any other rights to which a person seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or otherwise. Pursuant to the terms of our amended and restated bylaws, we may, in our discretion and subject to certain limitations, pay or advance the expenses (including attorneys' fees) of any director, officer, employee or agent incurred in defending any proceeding arising out of a person's services as a director, officer, employee or agent. We maintain directors' and officers' liability insurance and intend to continue to maintain this insurance in the future.

        We have entered into employment agreements with our Chief Executive Officer and Chief Financial Officer that provide, among other things, that we will indemnify these executive officers against liabilities incurred in connection with their employment. The agreements provide these executive officers with contractual indemnification rights in addition to the indemnification provided for in our amended and restated certificate of incorporation and amended and restated bylaws. We believe that these provisions and agreements are necessary to attract and retain qualified executive officers. There is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification by us will be required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

        Sections 23B.08.500 through 23B.08.600 of the Washington Business Corporation Act, or the WBCA, authorize a court to award, or a corporation's board of directors to grant, indemnification to directors and officers on terms sufficiently broad to permit indemnification under certain circumstances for liabilities arising under the Securities Act. InterDent Service Corporation's restated articles of incorporation and amended and restated bylaws obligate InterDent Service Corporation to indemnify any of its directors to the fullest extent permitted by Washington law and permit the Board of Directors to indemnify non-director officers, employees and agents to the fullest extent permitted by Washington law. Section 23B.08.320 of the WBCA authorizes a corporation to eliminate or limit a director's liability to the corporation or its shareholders for monetary damages for acts or omissions as a director, except in certain circumstances involving intentional misconduct, knowing violations of law or illegal corporate loans or distributions, or any transaction from which the director personally receives a benefit in money, property or services to which the director is not legally entitled. InterDent Service Corporation's restated articles of incorporation contain provisions eliminating, to the fullest extent permitted by Washington law, a director's liability to InterDent Service Corporation and its shareholders. The members of the board of directors and management of InterDent, Inc. also serve InterDent Service Corporation in the same capacities.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors and officers pursuant to the foregoing provisions, the opinion of the SEC is that such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

        In connection with the stock purchase agreement by and among us and affiliates of each of LLCP and DDJ (whereby IDI Acquisition Corp. purchased certain of our outstanding securities held by affiliates of DDJ), we have agreed to give LLCP, the DDJ affiliates and their respective affiliates broad indemnification and have released them, after the closing of the transactions on December 15, 2004, from any claims that we and our affiliates may have against them (but excluding claims arising from breaches of any obligations under the stock purchase agreement). The agreement also calls for us to purchase a fully-paid extended reporting period endorsement for the next six years under our existing directors' and officers' liability insurance coverage for our directors and officers which retains coverage on terms not materially less favorable than those currently in effect.

Employment Agreements and Change-in-Control Arrangements

        We have entered into an employment agreement with our Chief Executive Officer, Ivar S. Chhina, that is in effect until December 31, 2006, unless terminated earlier. Mr. Chhina's annual base salary under the employment agreement is $350,000, subject to increase at the discretion of our board of directors. Mr. Chhina is also eligible to receive an annual performance bonus based on the achievement of objective performance targets mutually agreed upon by Mr. Chhina and our board of directors. Pursuant to the terms of Mr. Chhina's employment agreement, we granted to him on two separate occasions options to purchase a number of shares of our common stock equal to 1% of the then-outstanding shares of our common stock on the date of grant, on a fully-diluted basis. These options vested with respect to 25% of the shares subject to the options on the date of grant and vest as to an additional 25% of the shares on each anniversary of the date of grant, so that the options are fully vested three years from the date of grant. Notwithstanding the foregoing, the options will immediately vest in full if we terminate Mr. Chhina's employment without cause, if Mr. Chhina terminates his employment for good reason or if there is a change in control of us, each as defined in the employment agreement. The options will also immediately vest in full upon Mr. Chhina's death or incapacity, or if he remains employed by us on December 31, 2006. If Mr. Chhina's employment is terminated by us without cause or by him for good reason, then we are required to provide him specified severance benefits if he signs a release of claims against us. These severance benefits include: the payment of base salary and health benefits for one year following the termination; the pro-rated payment of Mr. Chhina's annual performance bonus based upon the achievement of 100% of the performance targets established for the calendar year in which the termination occurs; and immediate vesting in full of the options discussed above. Our obligation to provide Mr. Chhina with these severance benefits is contingent upon his compliance with confidentiality, non-competition and non-solicitation provisions of his employment agreement.

        We have also entered into an employment agreement with our Chief Financial Officer, Robert W. Hill, which became effective on August 3, 2004. We employ Mr. Hill on an at will basis, which means we or he may terminate his employment at any time and for any reason, either with or without cause, as defined in the employment agreement. Mr. Hill's annual base salary under the employment agreement is $185,000. He is eligible for an incentive bonus if we reach our earnings objective for the calendar year, as determined by our Chief Executive Officer. Mr. Hill's employment agreement does not grant him options, but options he is granted pursuant to our 2003 Stock Option Plan or otherwise will immediately vest in full in the event of his death or physical disability, if we terminate him without cause, or if there is a change in control of us, each as defined in the employment agreement. If we terminate Mr. Hill's employment without cause, we are obligated to pay him his monthly base salary for twelve months following the termination. Our obligation to continue to pay Mr. Hill his monthly base salary following a termination without cause is contingent upon his compliance with confidentiality, non-competition and non-solicitation provisions contained in the employment agreement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        InterDent Service Corporation is a wholly owned subsidiary of InterDent, Inc. For the purposes of this section of the prospectus, the terms "we," "us" and "our" refer to InterDent, Inc. The following table sets forth information known to us with respect to the beneficial ownership of our outstanding capital stock as of December 31, 2004, for:

  •
  each person, or affiliated group of persons, that beneficially owns greater than 5% of any class of our voting stock;

  •
  each of our directors;

  •
  each of the named executive officers; and

  •
  all of our directors and executive officers as a group.

        Information with respect to beneficial ownership as of December 31, 2004 has been furnished to us by each director, officer, or beneficial owner of greater than 5% of any class of our voting stock. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to the securities. Except as indicated by footnote, and subject to applicable community property laws, the persons and entities named in the table have sole voting and investment power with respect to all shares of stock shown as beneficially owned by them.

        Applicable percentage ownership noted in the table is based on 1,000 shares of our Class A Preferred Stock, 52,672 shares of our Class B Preferred Stock and 105,521 shares of our Class C Common Stock outstanding as of December 31, 2004. No shares of our Class A Common Stock or Class B Common Stock, which are issuable upon the conversion of the Class A Preferred Stock and Class B Preferred Stock, respectively, were issued or outstanding as of December 31, 2004. With respect to any matter upon which the holders of our Class A Preferred Stock and/or Class B Preferred Stock are entitled to vote, a holder of those shares is entitled to the number of votes equal to the number of shares of Class A Common Stock or Class B Common Stock into which the holder's shares of Class A Preferred Stock or Class B Preferred Stock could be converted. With respect to any matter upon which the holders of Class C Common Stock are entitled to vote, a holder of those shares is entitled to one vote for each share held.

	Class A Preferred Stock			Class B Preferred Stock			Class C Common Stock
Name of Beneficial Owner(1)	Total Number of Shares Beneficially Owned		Percentage Beneficially Owned	Total Number of Shares Beneficially Owned		Percentage Beneficially Owned	Total Number of Shares Beneficially Owned		Percentage Beneficially Owned
Greater than 5% Stockholders
Entities affiliated with Levine Leichtman Capital Partners, Inc.	1,000	(2)	100%	52,672	(3)	100%	275,422	(4)	98.4%
Directors & Executive Officers
Arthur E. Levine	1,000	(5)	100%	52,672	(6)	100%	275,422	(7)	98.4%
Steven E. Hartman	1,000	(8)	100%	52,672	(9)	100%	275,422	(10)	98.4%
Lauren B. Leichtman	1,000	(11)	100%	52,672	(12)	100%	275,422	(13)	98.4%
Stephen J. Hogan	1,000	(14)	100%	52,672	(15)	100%	275,422	(16)	98.4%
Ivar S. Chhina	0		0%	0		0%	4,519	(17)	1.4%
Robert W. Hill	0		0%	0		0%	599	(18)	0.2%
All directors and executive officers as a group (6 persons)(19)	1,000		100%	52,672		100%	280,540		100.0%

(1)
Unless otherwise noted, the address for each stockholder is c/o InterDent, Inc., 222 North Sepulveda Blvd., Suite 740, El Segundo, California 90245.

(2)
Consists of 1,000 shares of Class A Preferred Stock held by Levine Leichtman Capital Partners II, L.P. Steven E. Hartman, Arthur E. Levine, Lauren B. Leichtman and Stephen J. Hogan are each members of our board of directors. Mr. Levine and Ms. Leichtman are Founding Principals, and Messrs. Hogan and Hartman are Principals, of Levine Leichtman Capital Partners, Inc., which is the general partner of LLCP California

  Equity Partners II, L.P., which is the general partner of Levine Leichtman Capital Partners II, L.P. Messrs. Hartman, Levine and Hogan and Ms. Leichtman, in conjunction with their positions with Levine Leichtman Capital Partners, Inc., exercise voting and investment power over the shares held by Levine Leichtman Capital Partners II, L.P. Messrs. Hartman, Levine and Hogan and Ms. Leichtman each disclaim beneficial ownership of the shares held by Levine Leichtman Capital Partners II, L.P., except to the extent of their respective pecuniary interests therein. The address of Levine Leichtman Capital Partners II, L.P. is c/o Levine Leichtman Capital Partners, Inc., 335 North Maple Drive, Suite 240, Beverly Hills, California 90210, Attn: Arthur E. Levine.

(3)
Consists of 52,672 shares of Class B Preferred Stock held by Pleasant Street Investors, LLC. Pleasant Street Investors, LLC acquired the shares held by it directly from us in connection with our 2003 bankruptcy reorganization. Steven E. Hartman, Arthur E. Levine, Lauren B. Leichtman and Stephen J. Hogan are each members of our board of directors. Mr. Levine and Ms. Leichtman are Founding Principals, and Messrs. Hogan and Hartman are Principals of Levine Leichtman Capital Partners, Inc., which is the general partner of LLCP California Equity Partners II, L.P., which is the general partner of Levine Leichtman Capital Partners II, L.P., which is the sole member of Pleasant Street Investors, LLC. Messrs. Hartman, Levine and Hogan and Ms. Leichtman, in conjunction with their positions with Levine Leichtman Capital Partners, Inc., exercise voting and investment power over the shares held by Pleasant Street Investors, LLC. Messrs. Hartman, Levine and Hogan and Ms. Leichtman each disclaim beneficial ownership of the shares held by Pleasant Street Investors, LLC, except to the extent of their respective pecuniary interests therein. The address of Pleasant Street Investors, LLC is c/o Levine Leichtman Capital Partners, Inc., 335 North Maple Drive, Suite 240, Beverly Hills, California 90210, Attn: Arthur E. Levine.

(4)
Includes 105,000 shares of Class C Common Stock and 170,422 shares of Class C Common Stock that are subject to warrants that are exercisable within 60 days of December 31, 2004, all of which are held by Levine Leichtman Capital Partners II, L.P. Steven E. Hartman, Arthur E. Levine, Lauren B. Leichtman and Stephen J. Hogan are each members of our board of directors. Mr. Levine and Ms. Leichtman are Founding Principals, and Messrs. Hogan and Hartman are Principals of Levine Leichtman Capital Partners, Inc., which is the general partner of LLCP California Equity Partners II, L.P., which is the general partner of Levine Leichtman Capital Partners II, L.P. Messrs. Hartman, Levine and Hogan and Ms. Leichtman, in conjunction with their positions with Levine Leichtman Capital Partners, Inc., exercise voting and investment power over the shares held by Levine Leichtman Capital Partners II, L.P. Messrs. Hartman, Levine and Hogan and Ms. Leichtman each disclaim beneficial ownership of the shares held by Levine Leichtman Capital Partners II, L.P., except to the extent of their respective pecuniary interests therein. The address of Levine Leichtman Capital Partners II, L.P. is c/o Levine Leichtman Capital Partners, Inc., 335 North Maple Drive, Suite 240, Beverly Hills, California 90210, Attn: Arthur E. Levine.

(5)
Consists entirely of shares of Class A Preferred Stock beneficially owned by Levine Leichtman Capital Partners II, L.P. Messrs. Levine, Hartman and Hogan and Ms. Leichtman are members of our board of directors. Mr. Levine and Ms. Leichtman are Founding Principals, and Messrs. Hogan and Hartman are Principals of Levine Leichtman Capital Partners, Inc., which is an affiliate of Levine Leichtman Capital Partners II, L.P., and exercise voting and investment power over the shares held by Levine Leichtman Capital Partners II, L.P. Messrs. Levine, Hartman and Hogan, and Ms. Leichtman each disclaim beneficial ownership of these shares except to the extent of their pecuniary interest in the holder thereof. See footnote 2 above.

(6)
Consists entirely of shares of Class B Preferred Stock beneficially owned by Pleasant Street Investors, LLC. Messrs. Levine, Hartman and Hogan and Ms. Leichtman are members of our board of directors. Mr. Levine and Ms. Leichtman are Founding Principals, and Messrs. Hogan and Hartman are Principals of Levine Leichtman Capital Partners, Inc., which is an affiliate of Pleasant Street Investors, LLC, and exercise voting and investment power over the shares held by Pleasant Street Investors, LLC. Messrs. Levine, Hartman and Hogan, and Ms. Leichtman each disclaim beneficial ownership of these shares except to the extent of their pecuniary interest in the holder thereof. See footnote 3 above.

(7)
Consists entirely of 105,000 shares of Class C Common Stock and 170,422 shares of Class C Common Stock that are subject to a warrant that is exercisable within 60 days of December 31, 2004, all of which are held by Levine Leichtman Capital Partners II, L.P. Messrs. Levine, Hartman and Hogan and Ms. Leichtman are members of our board of directors. Mr. Levine and Ms. Leichtman are Founding Principals, and Messrs. Hogan and Hartman are Principals of Levine Leichtman Capital Partners, Inc., which is an affiliate of Levine Leichtman Capital Partners II, L.P., and exercise voting and investment power over the shares held by Levine Leichtman Capital Partners II, L.P. Messrs. Levine, Hartman and Hogan, and Ms. Leichtman each disclaims beneficial ownership of these shares except to the extent of their pecuniary interest in the holder thereof. See footnote 4 above.

(8)
Consists entirely of shares of Class A Preferred Stock beneficially owned by Levine Leichtman Capital Partners II, L.P. Messrs. Levine, Hartman and Hogan and Ms. Leichtman are members of our board of directors. Mr. Levine and Ms. Leichtman are Founding Principals, and Messrs. Hogan and Hartman are Principals of Levine Leichtman Capital Partners, Inc., which is an affiliate of Levine Leichtman Capital Partners II, L.P., and exercise voting and investment power over the shares held by Levine Leichtman Capital Partners II, L.P. Messrs. Levine, Hartman and Hogan, and Ms. Leichtman each disclaim beneficial ownership of these shares except to the extent of their pecuniary interest in the holder thereof. See footnote 2 above.

(9)
Consists entirely of shares of Class B Preferred Stock beneficially owned by Pleasant Street Investors, LLC. Messrs. Levine, Hartman and Hogan and Ms. Leichtman are members of our board of directors. Mr. Levine and Ms. Leichtman are Founding Principals, and Messrs. Hogan and Hartman are Principals of Levine Leichtman Capital Partners, Inc., which is an affiliate of Pleasant Street Investors, LLC, and exercise voting and investment power over the shares held by Pleasant Street Investors, LLC. Messrs. Levine, Hartman and Hogan, and Ms. Leichtman each disclaim beneficial ownership of these shares except to the extent of their pecuniary interest in the holder thereof. See footnote 3 above.

(10)
Consists entirely of 105,000 shares of Class C Common Stock and 170,422 shares of Class C Common Stock that are subject to a warrant that is exercisable within 60 days of December 31, 2004, all of which are held by Levine Leichtman Capital Partners II, L.P. Messrs. Levine, Hartman and Hogan and Ms. Leichtman are members of our board of directors. Mr. Levine and Ms. Leichtman are Founding Principals, and Messrs. Hogan and Hartman are Principals of Levine Leichtman Capital Partners, Inc., which is an affiliate of Levine Leichtman Capital Partners II, L.P., and exercise voting and investment power over the shares held by Levine Leichtman Capital Partners II, L.P. Messrs. Levine, Hartman and Hogan and Ms. Leichtman each disclaim beneficial ownership of these shares except to the extent of their pecuniary interest in the holder thereof. See footnote 4 above.

(11)
Consists entirely of shares of Class A Preferred Stock beneficially owned by Levine Leichtman Capital Partners II, L.P. Messrs. Levine, Hartman and Hogan and Ms. Leichtman are members of our board of directors. Mr. Levine and Ms. Leichtman are Founding Principals, and Messrs. Hogan and Hartman are Principals of Levine Leichtman Capital Partners, Inc., which is an affiliate of Levine Leichtman Capital Partners II, L.P., and exercise voting and investment power over the shares held by Levine Leichtman Capital Partners II, L.P. Messrs. Levine, Hartman and Hogan and Ms. Leichtman each disclaim beneficial ownership of these shares except to the extent of their pecuniary interest in the holder thereof. See footnote 2 above.

(12)
Consists entirely of shares of Class B Preferred Stock beneficially owned by Pleasant Street Investors, LLC. Messrs. Levine, Hartman and Hogan and Ms. Leichtman are members of our board of directors. Mr. Levine and Ms. Leichtman are Founding Principals, and Messrs. Hogan and Hartman are Principals of Levine Leichtman Capital Partners, Inc., which is an affiliate of Pleasant Street Investors, LLC, and exercise voting and investment power over the shares held by Pleasant Street Investors, LLC. Messrs. Levine, Hartman and Hogan and Ms. Leichtman each disclaim beneficial ownership of these shares except to the extent of their pecuniary interest in the holder thereof. See footnote 3 above.

(13)
Consists entirely of 105,000 shares of Class C Common Stock and 170,422 shares of Class C Common Stock that are subject to a warrant that is exercisable within 60 days of December 31, 2004, all of which are held by Levine Leichtman Capital Partners II, L.P. Messrs. Levine, Hartman and Hogan and Ms. Leichtman are members of our board of directors. Mr. Levine and Ms. Leichtman are Founding Principals, and Messrs. Hogan and Hartman are Principals of Levine Leichtman Capital Partners, Inc., which is an affiliate of Levine Leichtman Capital Partners II, L.P., and exercise voting and investment power over the shares held by Levine Leichtman Capital Partners II, L.P. Messrs. Levine, Hartman and Hogan and Ms. Leichtman each disclaim beneficial ownership of these shares except to the extent of their pecuniary interest in the holder thereof. See footnote 4 above.

(14)
Consists entirely of shares of Class A Preferred Stock beneficially owned by Levine Leichtman Capital Partners II, L.P. Messrs. Levine, Hartman and Hogan and Ms. Leichtman are members of our board of directors. Mr. Levine and Ms. Leichtman are Founding Principals, and Messrs. Hogan and Hartman are Principals of Levine Leichtman Capital Partners, Inc., which is an affiliate of Levine Leichtman Capital Partners II, L.P., and exercise voting and investment power over the shares held by Levine Leichtman Capital Partners II, L.P. Messrs. Levine, Hartman and Hogan and Ms. Leichtman each disclaim beneficial ownership of these shares except to the extent of their pecuniary interest in the holder thereof. See footnote 2 above.

(15)
Consists entirely of shares of Class B Preferred Stock beneficially owned by Pleasant Street Investors, LLC. Messrs. Levine, Hartman and Hogan and Ms. Leichtman are members of our board of directors. Mr. Levine and Ms. Leichtman are Founding Principals, and Messrs. Hogan and Hartman are Principals of Levine Leichtman Capital Partners, Inc., which is an affiliate of Pleasant Street Investors, LLC, and exercise voting and investment power over the shares held by Pleasant Street Investors, LLC. Messrs. Levine, Hartman and Hogan and Ms. Leichtman each disclaim beneficial ownership of these shares except to the extent of their pecuniary interest in the holder thereof. See footnote 3 above.

(16)
Consists entirely of 105,000 shares of Class C Common Stock and 170,422 shares of Class C Common Stock that are subject to a warrant that is exercisable within 60 days of December 31, 2004, all of which are held by Levine Leichtman Capital Partners II, L.P. Messrs. Levine, Hartman and Hogan and Ms. Leichtman are members of our board of directors. Mr. Levine and Ms. Leichtman are Founding Principals, and Messrs. Hogan and Hartman are Principals of Levine Leichtman Capital Partners, Inc., which is an affiliate of Levine Leichtman Capital Partners II, L.P., and exercise voting and investment power over the shares held by Levine Leichtman Capital Partners II, L.P. Messrs. Levine, Hartman and Hogan and Ms. Leichtman each disclaim beneficial ownership of these shares except to the extent of their pecuniary interest in the holder thereof. See footnote 4 above.

(17)
Includes 506 shares of Class C Common Stock held as trustee of the Ivar S. Chhina & Joanne M. Chhina Joint Living Trust dated June 15, 2001 and 4,013 shares of Class C common stock subject to options exercisable within 60 days of December 31, 2004.

(18)
Includes 599 shares of Class C common stock subject to options exercisable within 60 days of December 31, 2004.

(19)
Total numbers of shares include shares held by entities affiliated with our directors and named executive officers. See footnotes 2 through 18 above.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        As a result of the 2004 transactions described in this prospectus, entities affiliated with Levine Leichtman Capital Partners, Inc., or LLCP, now own substantially all of the capital stock of InterDent, Inc., the parent of InterDent Service Corporation.

Our 2003 Reorganization

        On May 9, 2003, we and our parent, InterDent, Inc., filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code. Our joint plan of reorganization was confirmed by the bankruptcy court on September 3, 2003 and the court's confirmation order became effective on October 9, 2003. Pursuant to our plan of reorganization, InterDent, Inc.'s outstanding senior secured debt was cancelled and its holders, entities affiliated with LLCP and DDJ Capital Management, LLC, or DDJ, were issued shares of InterDent, Inc.'s preferred stock representing 39.9% and 59.9% of InterDent, Inc.'s outstanding capital stock, respectively. Additionally, these entities affiliated with LLCP and DDJ were entitled to nominate two and three members of InterDent, Inc.'s five-member board of directors, respectively. Prior to the consummation of the 2004 transactions discussed below, these entities' proportionate ownership and their director nomination rights remained the same since our 2003 reorganization. See "Business—Our 2003 Reorganization."

Stock Purchase Agreement and Related Transactions

        On November 10, 2004, InterDent, Inc. entered into a stock purchase agreement with affiliates of each of LLCP and DDJ, pursuant to which IDI Acquisition Corp., a wholly owned subsidiary of Levine Leichtman Capital Partners II, L.P., or LLCP II, an affiliate of LLCP, purchased all of InterDent, Inc.'s outstanding securities that are held by affiliates of DDJ, an entity unrelated to IDI, for $47.5 million. The purchase for the securities sold by DDJ to IDI Acquisition Corp. was determined based on arms- length negotiations, and reflected an enterprise valuation of approximately $115 to $120 million.

        IDI Acquisition Corp., which had no operations or material assets, was formed solely to facilitate the offering of the original notes, the purchase of InterDent, Inc.'s securities that are held by the DDJ affiliates, and the purchase of InterDent, Inc.'s securities that are held by unrelated third parties pursuant to "bring along" provisions discussed below and as contemplated in the stock purchase agreement. A portion of the net proceeds of the original note offering provided the funds necessary for the purchase by IDI Acquisition Corp. of InterDent, Inc.'s securities held by the DDJ affiliates and these unrelated third parties.

        InterDent, Inc.'s amended and restated certificate of incorporation and shareholders agreement to which all holders of its capital stock (including securities convertible into or exchangeable for capital stock) are bound contain "bring along" provisions which provide that if the DDJ affiliates, as the holders of all outstanding shares of InterDent, Inc.'s Class A Common Stock and Class A Preferred Stock, elect to sell all of those shares to an unrelated third party, such as IDI Acquisition Corp., then all other holders of InterDent, Inc.'s capital stock (including securities convertible into or exchangeable for capital stock) may be required by the DDJ affiliates to sell all of their securities to the buyer at the same price and on the same terms and conditions on which the DDJ affiliates sell. DDJ held all of the Class A Preferred Stock and no Class A Common Stock was outstanding. DDJ asserted the "bring along" provisions requiring all other holders of our outstanding securities (other than securities held by InterDent, Inc.'s management and by LLCP II or its affiliates) to sell their securities to IDI Acquisition Corp.

        A former holder of Class E Warrants and Class F Warrants has informed us that it disagrees with the application of the "bring along" provisions in connection with the transactions effectuated by the stock purchase agreement. If these former warrant holders were to successfully assert that the "bring along" provisions were not applicable to the transactions effectuated by the stock purchase agreement, then each affected former warrant holder would likely be entitled to retain its warrants. All of the warrants will expire on October 9, 2008. Our obligation under the notes, and InterDent, Inc.'s guarantee of our obligation, would not be affected if these former warrant holders retained their interests in InterDent, Inc., but InterDent, Inc. could be subject to claims by LLCP, the DDJ affiliates and their respective affiliates in connection with any costs and expenses relating to disputes regarding the "bring along" provisions as a result of its indemnification obligations under the stock purchase agreement.

        InterDent, Inc. agreed in the stock purchase agreement to indemnify LLCP II, DDJ and their respective affiliates from damages that may incur from claims by third party-security holders or otherwise as a result of the exercise of the "bring along" provisions. The DDJ affiliates and their respective affiliates agreed that, if they are entitled to indemnification from InterDent, Inc., they will first submit a claim to any applicable insurer and will not assert indemnification rights against InterDent, Inc. unless payment by the insurer is not made within 30 days or the insurer notifies them that it denies the claim. InterDent, Inc. agreed to indemnify LLCP and its affiliates, including IDI Acquisition Corp., against all liabilities incurred in fulfilling its indemnification obligations under the stock purchase agreement. In accordance with the terms of the stock purchase agreement, InterDent, Inc. purchased a fully-paid extended reporting period endorsement to its existing policy of directors' and officers' liability insurance with coverage for six years following the closing of the original note offering for the benefit of its existing directors and officers. In addition, pursuant to the stock purchase agreement, InterDent, Inc. agreed to release LLCP, the DDJ affiliates and their affiliates from any claims that InterDent, Inc. and its affiliates may have against them (but excluding claims arising from breaches of any obligation under the stock purchase agreement). Accordingly, to the extent of the release, InterDent, Inc. and its affiliates will not be able to make claims against the released parties.

        As a result of the transactions effectuated under the stock purchase agreement, which were consummated on December 15, 2004, entities affiliated with LLCP now beneficially own substantially all of InterDent, Inc.'s outstanding capital stock. Pursuant to the terms of the stock purchase agreement, effective upon the closing the sale of shares from the DDJ affiliates to IDI Acquisition Corp. InterDent, Inc.'s three directors affiliated with DDJ, Mr. Craig, Mr. McDonald and Ms. Mencher, resigned from InterDent, Inc.'s board of directors and the resulting vacancies were filled by nominees designated by LLCP.

Preferred Stock Issuance

        At the completion of the original note offering, InterDent, Inc. issued shares of a new series of senior "payable-in-kind" preferred stock due 2014 to LLCP II for $3.5 million. The proceeds of the sale of preferred stock were contributed to and accounted for by us as common equity. LLCP II received a funding fee from InterDent, Inc. equal to 5% of the purchase price of the preferred stock.

        The preferred stock that InterDent, Inc. issued to LLCP II is senior "payable-in-kind" preferred stock that matures on January 1, 2014. Required dividends accrue at 15% annually, and is payable monthly. InterDent, Inc. is permitted to pay required dividends either in cash (if permitted by its other applicable debt covenants) or "in kind" through the issuance of additional shares of the preferred stock. The amended and restated certificate of incorporation filed in connection with the issuance of the preferred stock contains covenants that are substantially similar to the covenants applicable to the notes, but also prohibits InterDent, Inc. from incurring any additional debt or trade payables. The preferred stock ranks senior in right of payment to all of InterDent, Inc.'s future subordinated common and preferred stock and is subordinated to all existing and future obligations of its existing and future subsidiaries. InterDent, Inc. has the option to redeem the preferred stock prior to its maturity at rates ranging from 100% to 115% of the aggregate principal amount, depending on the timing of the redemption as specified in the amended and restated certificate of incorporation.

Merger Agreement

        Concurrently with the closing of the original note offering, we entered into an agreement and plan of merger, or merger agreement, with IDI Acquisition Corp. (and, for the limited purposes stated therein, with InterDent, Inc.). Substantially concurrent with the consummation of the original note offering, and the purchase by IDI Acquisition Corp. of InterDent, Inc.'s shares held by the DDJ affiliates and certain other outstanding securities pursuant to the "bring along" provisions, IDI Acquisition Corp. merged with and into us. InterDent, Inc.'s shares that were acquired by IDI Acquisition Corp. pursuant to the terms of the stock purchase agreement were cancelled in the merger, except for 1,000 shares of InterDent, Inc.'s Class A preferred stock that were transferred through the ownership tiers ultimately to LLCP II, as consideration for the merger. In addition, as consideration for the merger, InterDent, Inc. issued a warrant to purchase 95,000 shares of the Class C Common Stock and 5,000 shares of Class C Common Stock to LLCP II. As a result of these security issuances, immediately following the completion of the original note offering and the related transactions described above, entities affiliated with LLCP beneficially owned substantially all of the outstanding capital stock of InterDent, Inc. and current and former management held options to purchase approximately 7.5% of InterDent, Inc.'s common stock on a fully diluted basis. By operation of the merger, we assumed the notes and succeeded to all of the rights, obligations and restrictions of the indenture governing the notes.

        In April 2005, our board of directors authorized the payment of a management fee in the amount of $0.25 million to our majority shareholder for certain services to be provided to us over the remainder of the calendar year.

DESCRIPTION OF CREDIT FACILITY AND CERTAIN INDEBTEDNESS

        The following is a summary of provisions relating to our senior secured revolving credit facility and certain indebtedness, other than the notes. The following summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the corresponding agreements, including the definitions of certain terms therein that are not otherwise defined in this prospectus.

Senior Secured Revolving Credit Facility

        Availability.    Our senior secured revolving credit facility provides for advances of up to $10.0 million. Advances are limited to a borrowing base computed based on our EBITDA for the preceding twelve month period. We may repay and reborrow advances under the senior secured revolving credit facility, subject to such availability limitation. As of March 31, 2005 we had a borrowing base of $10 million against which we had an undrawn letter of credit for $1.2 million, leaving $8.8 million available for future advances.

        Guarantees and collateral.    The senior secured revolving credit facility is guaranteed by our parent company, InterDent, Inc. The senior secured revolving credit facility is secured by substantially all of our assets, and the assets of our parent company, including the assets and capital stock pledged to secure the notes.

        Interest.    The interest rate that is charged on the outstanding balance from time to time under the senior secured revolving credit facility is either (a) the agent bank's quoted base rate plus 1.00% per annum, or (b) the eurodollar rate plus 3.25% per annum, at our option. In addition, we are required to pay a commitment fee of 0.50% of the unused portion of the commitment as well as a letter of credit fee on the undrawn face amount of letters of credit.

        Optional and mandatory repayments.    The senior secured revolving credit facility requires that we reduce the outstanding principal balance thereunder in the event that borrowings exceed the availability as described above. We may terminate the senior secured revolving credit facility without premium or penalty, upon payment of the outstanding amounts owed with respect thereto.

        Certain covenants.    The senior secured revolving credit facility contains customary affirmative and negative covenants (and are subject to customary exceptions) for financings of its type. We are required to maintain a minimum EBITDA of at least $12 million, as measured on a trailing twelve month basis as of the end of each month. Other covenants limit our ability to, among other things:

  •
  incur additional debt;

  •
  pay dividends and make other distributions;

  •
  make certain restricted payments;

  •
  create liens;

  •
  enter into transactions with affiliates;

  •
  merge or consolidate; and

  •
  engage in unrelated business activities.

        In addition, the senior secured revolving credit facility requires that we take certain actions, including maintaining adequate insurance, and that we cause our subsidiaries to take certain actions, including distributing cash under certain circumstances to the extent permitted by law.

        Events of default.    The senior secured revolving credit facility contains customary events of default, including but not limited to:

  •
  non-payment of principal, interest or fees;

  •
  violations of covenants;

  •
  certain bankruptcy-related events;

  •
  unsatisfied judgments or claims against us that become a lien or encumbrance on a material portion of our assets;

  •
  inaccuracy of representations and warranties in any material respect; and

  •
  cross defaults with certain other indebtedness.

Seller Notes and Earn-Out Obligations

        As of March 31, 2005, we owed $0.5 million under various unsecured acquisition notes. The maturity dates of the acquisition notes vary, with the latest final maturity date being in September 2005. We are required to pay interest on the acquisition notes at rates ranging from 5.75% per annum to 9.5% per annum. We are required to pay installments, including interest and principal, on the acquisition notes monthly or quarterly. These acquisition notes each provide that the obligations thereunder are subordinated to any of our indebtedness which is secured by substantially all of our assets. Accordingly, the acquisition notes are subordinated to the notes.

        We also have contingent obligations relating to earn out agreements with two dental groups that relate to earnings through calendar year 2005. Management believes that the range of our liabilities with respect to these earn outs is from $0 to $450,000 for calendar year 2005.

DESCRIPTION OF NOTES

        InterDent Service Corporation will issue the exchange notes under an indenture between itself and Wells Fargo Bank, National Association, as trustee. The terms of the exchange notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended.

        The following description is a summary of the material provisions of the indenture. It does not restate such agreement in its entirety. We urge you to read the indenture because it, and not this description, defines your rights as holders of the exchange notes. You can find the definitions of certain terms used in this description under the subheading "Certain Definitions." Certain defined terms used in this description but not defined below under "—Certain Definitions" have the meanings assigned to them in the indenture. A copy of the indenture is filed as an exhibit to the registration statement of which this prospectus is a part.

        The form and term of the exchange notes will be identical in all material respects to the form and term of the old notes, except that the exchange notes will be registered under the Securities Act, and therefore the exchange notes will not be subject to certain transfer restrictions, registration rights and certain liquidated damages provisions applicable to the old notes prior to the consummation of the exchange offer. See "Exchange Offer."

        The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

        Except as otherwise indicated below, the following summary applies to both the exchange notes and the old notes. As used herein, the term "notes" means both the exchange notes and the old notes, unless otherwise indicated. In this description, the word "Company" refers only to InterDent Service Corporation and not to any of its Subsidiaries.

Brief Description of the Notes and the Note Guarantees

  The Notes

        The notes:

  •
  are general obligations of the Company;

  •
  are secured on a second-priority basis, equally and ratably with all obligations of the Company under any future Parity Lien Debt, by Liens on all of the assets of the Company, including the Capital Stock of the Company's Regulated Subsidiaries, other than the Excluded Assets, subject to the Liens securing the Company's obligations under the Credit Agreement and any other Priority Lien Debt and other Permitted Prior Liens;

  •
  are effectively junior, to the extent of the value of the assets securing such other debt, to the Company's obligations under the Credit Agreement and any other Priority Lien Debt, which are secured on a first-priority basis by the same assets of the Company that secure the notes;

  •
  are effectively junior to any indebtedness secured by a Permitted Prior Lien, to the extent of the value of the assets of the Company subject to those Permitted Prior Liens;

  •
  are pari passu in right of payment with all other senior indebtedness of the Company, including Indebtedness under the Credit Agreement;

  •
  are senior in right of payment to all existing and future subordinated Indebtedness of the Company; and

  •
  are unconditionally guaranteed by the Guarantors.

  The Note Guarantees

        The notes are guaranteed by our Parent, but none of our Subsidiaries has guaranteed the notes. Each Note Guarantee:

  •
  is a general obligation of the applicable Guarantor;

  •
  is secured on a second-priority basis, equally and ratably with all obligations of that Guarantor under any other future Parity Lien Debt, by Liens on all of the assets of that Guarantor, including, with respect to Parent, the Capital Stock of InterDent Service Corporation, other than the Excluded Assets, subject to the Liens securing that Guarantor's guarantee of the Credit Agreement obligations and any other Priority Lien Debt and other Permitted Prior Liens;

  •
  is effectively junior, to the extent of the value of the assets of that Guarantor securing such other guarantee or debt, to that Guarantor's guarantee of the Credit Agreement and any other Priority Lien Debt, which will be secured on a first-priority basis by the same assets of that Guarantor that secure the notes;

  •
  is effectively junior to any indebtedness secured by a Permitted Prior Lien, to the extent of the value of the assets of that Guarantor subject to those Permitted Prior Liens;

  •
  is pari passu in right of payment with all other senior indebtedness of that Guarantor, including its guarantee of Indebtedness under the Credit Agreement; and

  •
  is senior in right of payment to any future subordinated Indebtedness of that Guarantor, if any.

        In the event of a bankruptcy, liquidation or reorganization of any non-guarantor Subsidiaries, the non-guarantor Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to us. The non-guarantor Subsidiaries generated 17.2% of InterDent Service Corporation's consolidated revenues and held 4.2% of its consolidated assets for the year ended December 31, 2004.

        Certain of our Subsidiaries are regulated by state governmental agencies. The right of the collateral agent to repossess and dispose of Collateral upon the occurrence of an Event of Default is likely to be significantly impaired by applicable regulations. In addition, the right of the collateral agent to repossess and dispose of Collateral upon the occurrence of an Event of Default is likely to be significantly impaired by bankruptcy law if a bankruptcy proceeding were to be commenced by or against the Company or a Guarantor prior to the trustee having repossessed and disposed of the Collateral. See "Risk Factors—Applicable regulations and bankruptcy laws may delay or otherwise impede the trustee's ability to foreclose on the collateral."

        All of our Subsidiaries are currently "Restricted Subsidiaries." However, under the circumstances described below under the caption "—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries," we will be permitted to designate certain of our Subsidiaries as "Unrestricted Subsidiaries." Our Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the indenture. Our Unrestricted Subsidiaries will not guarantee the notes.

Principal, Maturity and Interest

        The Company will exchange the original notes, which have an aggregate principal amount of $80.0 million, for the new notes. The Company may issue new notes in denominations of $1,000 and integral multiples of $1,000. The new notes will mature on December 15, 2011.

        The Company may issue additional notes under the indenture from time to time after this exchange offer. Any issuance of additional notes is subject to all of the covenants in the indenture, including the covenant described below under the caption "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock." The notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase and will be equally and ratably secured by the Collateral and, for purposes of this description, "notes" shall include such additional notes permitted by the indenture.

        Interest on the notes will accrue at the rate of 10 3/4% per annum and will be payable semi-annually in arrears on June 15 and December 15, commencing on June 15, 2005. Interest on overdue principal and interest and Liquidated Damages, if any, will accrue at a rate that is 1% higher than the then applicable interest rate on the notes. The Company will make each interest payment to the holders of record on the immediately preceding June 1 and December 1.

        Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Paying Agent and Registrar for the Notes

        The trustee will initially act as paying agent and registrar. The Company may change the paying agent or registrar without prior notice to the holders of the notes, and the Company or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

        A holder may transfer or exchange notes in accordance with the provisions of the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. The Company will not be required to transfer or exchange any note selected for redemption. Also, the Company will not be required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Note Guarantees

        The notes are guaranteed by Parent. None of our Subsidiaries has guaranteed the notes. In the future, new Restricted Subsidiaries may be required to guarantee the notes. See "—Additional Note Guarantees and Collateral" below. The Note Guarantees are joint and several obligations of the Guarantors. The obligations of each Guarantor under its Note Guarantee are limited as necessary to prevent that Note Guarantee from constituting a fraudulent conveyance under applicable law. See "Risk Factors—Federal and state statutes allow courts, under specific circumstances, to void guarantees and require note holders to return payments received from guarantors."

        A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person, other than the Company or another Guarantor, unless:

          (1)   immediately after giving effect to that transaction, no Default or Event of Default exists; and

          (2)   either:

            (a)   the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger assumes all the obligations of that Guarantor under the indenture, its Note Guarantee and the registration rights agreement pursuant to a supplemental indenture and appropriate security documents satisfactory to the trustee; or

            (b)   the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the indenture.

        The Note Guarantee of a Guarantor will be released:

          (1)   in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) the Company or a Restricted Subsidiary of the Company, if the sale or other disposition does not violate the "Asset Sale" provisions of the indenture;

          (2)   in connection with any sale or other disposition of all of the Capital Stock of that Guarantor to a Person that is not (either before or after giving effect to such transaction) the Company or a Restricted Subsidiary of the Company, if the sale or other disposition does not violate the "Asset Sale" provisions of the indenture;

          (3)   if the Company designates any Restricted Subsidiary that is a Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture; or

          (4)   upon legal defeasance or satisfaction and discharge of the indenture as provided below under the captions "—Legal Defeasance and Covenant Defeasance" and "—Satisfaction and Discharge."

        See "—Repurchase at the Option of Holders—Asset Sales."

Security

        The obligations of the Company with respect to the notes, the obligations of the Guarantors under the Note Guarantees and the performance of all other obligations of the Company, the Guarantors and the Company's other Restricted Subsidiaries under the Note Documents are secured equally and ratably by second-priority Liens on the Collateral granted to the collateral agent for the benefit of the holders of the Parity Lien Obligations. These Liens are junior in priority to the Liens securing Priority Lien Obligations and to all other Permitted Prior Liens. The Liens securing Priority Lien Obligations are held by the Priority Lien Collateral Agent. The Collateral comprises all of the assets of the Company and the Guarantors, other than the Excluded Assets.

Intercreditor Agreement

        On the date of the indenture, the Company and Parent entered into an intercreditor agreement with the Priority Lien Collateral Agent and the collateral agent. The intercreditor agreement sets forth the terms of the relationship between the holders of Priority Liens and the holders of Parity Liens.

  Restrictions on Enforcement of Parity Liens

        Until the Discharge of Priority Lien Obligations, the holders of loans made under the Credit Agreement and other Priority Lien Obligations will have, subject to the exceptions set forth below and the provisions described below under the caption "—Provisions of the Indenture Relating to Security—Relative Rights," and subject to the rights of the holders of Permitted Prior Liens, the exclusive right to enforce, collect or realize on any Collateral or exercise any other right or remedy with respect to the Collateral. Neither the collateral agent, nor the trustee nor the holders of notes may take any action to enforce, collect or realize on any Collateral or exercise any other right or remedy with respect to the Collateral. Notwithstanding the foregoing, the trustee and the holders of notes may, subject to the rights of the holders of other Permitted Prior Liens, direct the collateral agent:

          (1)   without any condition or restriction whatsoever, at any time after the Discharge of Priority Lien Obligations;

          (2)   as necessary to redeem any Collateral in a creditor's redemption permitted by law or to deliver any notice or demand necessary to enforce (subject to the prior Discharge of Priority Lien Obligations) any right to claim, take or receive proceeds of Collateral remaining after the Discharge of Priority Lien Obligations in the event of foreclosure or other enforcement of any Permitted Prior Lien;

          (3)   as necessary to perfect or establish the priority (subject to Priority Liens and other Permitted Prior Liens) of the Parity Liens upon any Collateral; provided that the trustee and the holders of Parity Lien Obligations may not require the collateral agent to take any action to perfect any Collateral through possession or control; or

          (4)   as necessary to create, prove, preserve or protect (but not enforce) the Parity Liens upon any Collateral.

        Subject to the provisions described below under the caption "—Provisions of the Indenture Relating to Security—Relative Rights," until the Discharge of Priority Lien Obligations, none of the holders of notes or the collateral agent will:

          (1)   request judicial relief, in an insolvency or liquidation proceeding or in any other court, that would hinder, delay, limit or prohibit the lawful exercise or enforcement of any right or remedy otherwise available to the holders of Priority Lien Obligations in respect of the Priority Liens or that would limit, invalidate, avoid or set aside any Priority Lien or subordinate the Priority Liens to the Parity Liens or grant the Parity Liens equal ranking to the Priority Liens;

          (2)   oppose or otherwise contest any motion for relief from the automatic stay or from any injunction against foreclosure or enforcement of Priority Liens made by any holder of Priority Lien Obligations or any Priority Lien Representative in any insolvency or liquidation proceedings;

          (3)   oppose or otherwise contest any lawful exercise by any holder of Priority Lien Obligations or any Priority Lien Representative of the right to credit bid Priority Lien Debt at any sale in foreclosure of Priority Liens;

          (4)   oppose or otherwise contest any other request for judicial relief made in any court by any holder of Priority Lien Obligations or any Priority Lien Representative relating to the lawful enforcement of any Priority Lien; or

          (5)   challenge the validity, enforceability, perfection or priority of the Priority Liens.

        The Priority Lien Collateral Agent also agrees not to challenge the validity, enforceability, perfection or priority of the Parity Liens.

        Notwithstanding the foregoing, holders of notes or the collateral agent may exercise any or all such rights or remedies after the passage of a period of at least 150 days has elapsed since the date on which the Priority Lien Collateral Agent received notice from the holder of the notes or the collateral agent that the required holders of the notes or the collateral agent has declared the existence of any Event of Default under any Note Documents and demanded the repayment of all the principal amount of any Parity Lien Obligations (the "Standstill Period"); provided, however, that, in no event shall the collateral agent or any note holder exercise any rights or remedies with respect to any Collateral if, notwithstanding the expiration of the Standstill Period, the Priority Lien Collateral Agent shall have commenced and be diligently pursuing the exercise of their rights or remedies with respect to such Collateral (prompt notice of such exercise to be given to the collateral agent).

        In addition, notwithstanding the foregoing, both before and during an insolvency or liquidation proceeding, the holders of notes and the collateral agent may take any actions and exercise any and all rights that would be available to a holder of unsecured claims. Without limiting the foregoing, the holders of the notes and the collateral agent shall retain the right to commence an insolvency or liquidation proceeding against the Company or any Guarantor in accordance with applicable law. However, by accepting a note, each holder of notes will agree not to take any of the actions prohibited under clauses (1) through (5) of the third preceding paragraph or oppose or contest any order that it has agreed not to oppose or contest under the provisions described below under the caption "—Insolvency or Liquidation Proceedings."

        At any time prior to the Discharge of Priority Lien Obligations and after (a) the commencement of any insolvency or liquidation proceeding in respect of the Company or any Guarantor or (b) the collateral agent has received written notice from any Priority Lien Representative at the direction of an Act of Required Debtholders stating that (i) any Series of Priority Lien Debt has become due and payable in full (whether at maturity, upon acceleration or otherwise) or (ii) the holders of Priority Liens securing one or more Series of Priority Lien Debt have become entitled under any Priority Lien Documents to and desire to enforce any or all of the Priority Liens by reason of a default under such Priority Lien Documents, no payment of money (or the equivalent of money) will be made from the proceeds of Collateral by the Company or any Guarantor to the collateral agent or any holder of notes (including, without limitation, payments and prepayments made for application to Parity Lien Obligations and all other payments and deposits made pursuant to any provision of the Note Documents).

        Subject to the provisions described below under the caption "—Provisions of the Indenture Relating to Security—Relative Rights," all proceeds of Collateral received by the collateral agent or any holder of Parity Lien Obligations at any time prior to the Discharge of Priority Lien Obligations in violation of the immediately preceding paragraph will be held by the collateral agent or the applicable holder of Parity Lien Obligations for the account of the holders of Priority Liens and remitted to any Priority Lien Representative upon demand by such Priority Lien Representative. The Parity Liens will remain attached to and, subject to the provisions described under the caption "—Provisions of the Indenture Relating to Security—Ranking of Parity Liens," enforceable against all proceeds so held or remitted. All proceeds of Collateral received by the collateral agent and the holders of notes not in violation of the immediately preceding paragraph will be received by the collateral trustee or such holder of Parity Lien Obligations free from the Priority Liens and all other Liens except the Parity Liens.

  Waiver of Right of Marshalling

        The intercreditor agreement provides that, prior to the Discharge of Priority Lien Obligations, the holders of notes and the collateral agent may not assert or enforce any right of marshalling accorded to a junior lienholder, as against the holders of Priority Liens (in their capacity as priority lienholders). Following the Discharge of Priority Lien Obligations, the holders of Parity Lien Obligations and the collateral agent may assert their right under the Uniform Commercial Code or otherwise to any proceeds remaining following a sale or other disposition of Collateral by, or on behalf of, the holders of Priority Lien Obligations.

  Insolvency or Liquidation Proceedings

        If in any insolvency or liquidation proceeding and prior to the Discharge of Priority Lien Obligations, the holders of Priority Lien Obligations by an Act of Required Debtholders consent to any order:

          (1)   for use of cash collateral;

          (2)   approving a debtor-in-possession financing secured by a Lien that is senior to or on a parity with all Priority Liens upon any property of the estate in such insolvency or liquidation proceeding;

          (3)   granting any relief on account of Priority Lien Obligations as adequate protection (or its equivalent) for the benefit of the holders of Priority Lien Obligations in the collateral subject to Priority Liens; or

          (4)   relating to a sale of assets of the Company or any Guarantor that provides, to the extent the assets sold are to be free and clear of Liens, that all Priority Liens and Parity Liens will attach to the proceeds of the sale;

then, the holders of notes, in their capacity as holders of secured claims, and the collateral agent will not oppose or otherwise contest the entry of such order, so long as none of the holders of Priority Lien Obligations or any Priority Lien Representative in any respect opposes or otherwise contests any request made by the holders of notes or the collateral agent for the grant to the collateral agent, for the benefit of the holders of notes, of a junior Lien upon any property on which a Lien is (or is to be) granted under such order to secure the Priority Lien Obligations, co-extensive in all respects with, but subordinated (as set forth herein under the caption "—Provisions of the Indenture Relating to Security—Ranking of Parity Liens") to, such Lien and all Priority Liens on such property.

        Notwithstanding the foregoing, both before and during an insolvency or liquidation proceeding, the holders of notes and the collateral agent may take any actions and exercise any and all rights that would be available to a holder of unsecured claims. Without limiting the foregoing, the holders of the notes and the collateral agent shall retain the right to commence an insolvency or liquidation proceeding against the Company or any Guarantor in accordance with applicable law. However, by accepting a note, each holder of notes will agree not to take any of the actions prohibited under clauses (1) through (5) of the second paragraph of the provisions described above under the caption "—Restrictions on Enforcement of Parity Liens" or oppose or contest any order that it has agreed not to oppose or contest under clauses (1) through (4) of the preceding paragraph.

        Neither the holders of notes nor the collateral agent will file or prosecute in any insolvency or liquidation proceeding any motion for adequate protection (or any comparable request for relief) based upon their interest in the Collateral under the Parity Liens, except that:

          (1)   they may freely seek and obtain relief: (a) granting a junior Lien co-extensive in all respects with, but subordinated (as set forth herein under the caption "—Provisions of the Indenture Relating to Security—Ranking of Parity Liens") to, all Liens granted in the insolvency or liquidation proceeding to, or for the benefit of, the holders of Priority Lien Obligations; or (b) in connection with the confirmation of any plan of reorganization or similar dispositive restructuring plan; and

          (2)   they may freely seek and obtain any relief upon a motion for adequate protection (or any comparable relief), without any condition or restriction whatsoever, at any time after the Discharge of Priority Lien Obligations.

  Order of Application

  Distributions by the Priority Lien Collateral Agent or the Collateral Agent

        The intercreditor agreement provides that if any Collateral is sold or otherwise realized upon by the Priority Lien Collateral Agent, any holder of a Priority Lien Obligation, the collateral agent or any holder of a Parity Lien Obligation in connection with any foreclosure, collection or other enforcement of Liens granted pursuant to the Priority Lien Security Documents or security documents, the proceeds received by such Person from such foreclosure, collection or other enforcement will be distributed by such Person in the following order of application:

          FIRST, to the payment of all amounts payable under the Priority Lien Documents on account of the Priority Lien Collateral Agent's fees and any reasonable legal fees, costs and expenses or other liabilities of any kind incurred by the Priority Lien Collateral Agent or any co-trustee or agent of the Priority Lien Collateral Agent in connection with any Priority Lien Security Document;

          SECOND, to the repayment of Indebtedness and other Obligations, other than Secured Debt, secured by a Permitted Prior Lien on the Collateral sold or realized upon but only to the extent that such Permitted Prior Lien has priority over the Lien held by the Priority Lien Collateral Agent with respect to such Collateral;

          THIRD, to the respective Priority Lien Representatives for application to the payment of all outstanding Priority Lien Debt and any other Priority Lien Obligations that are then due and payable in such order as may be provided in the Priority Lien Documents in an amount sufficient to pay in full in cash all outstanding Priority Lien Debt and all other Priority Lien Obligations that are then due and payable (including all interest accrued thereon after the commencement of any insolvency or liquidation proceeding at the rate, including any applicable post-default rate, specified in the Priority Lien Documents, even if such interest is not enforceable, allowable or allowed as a claim in such proceeding, and including the discharge or cash collateralization (at the lower of (1) 105% of the aggregate undrawn amount and (2) the percentage of the aggregate undrawn amount required for release of Liens under the terms of the applicable Priority Lien Document) of all outstanding letters of credit constituting Priority Lien Debt);

          FOURTH, to the payment of all amounts payable under the Note Documents on account of the collateral agent's fees and any reasonable legal fees, costs and expenses or other liabilities of any kind incurred by the collateral agent or any co-trustee or agent of the collateral agent in connection with any security document;

          FIFTH, to the collateral agent for application to the payment of all outstanding Parity Lien Debt and any other Parity Lien Obligations that are then due and payable in such order as may be provided in the Note Documents in an amount sufficient to pay in full in cash all outstanding Parity Lien Debt and all other Parity Lien Obligations that are then due and payable (including, to the extent legally permitted, all interest accrued thereon after the commencement of any insolvency or liquidation proceeding at the rate, including any applicable post-default rate, specified in the Note Documents, even if such interest is not enforceable, allowable or allowed as a claim in such proceeding); and

          SIXTH, any surplus remaining after the payment in full in cash of the amounts described in the preceding clauses will be paid to the Company or the applicable Guarantor, as the case may be, its successors or assigns, or as a court of competent jurisdiction may direct.

        The intercreditor agreement provides that any such sale or other transaction resulting in such a realization shall be free and clear of the Liens granted pursuant to the Priority Lien Security Documents and the security documents.

  Distributions by the Collateral Agent

        Notwithstanding the preceding paragraph, if, following the Discharge of Priority Lien Obligations, any Collateral is sold or otherwise realized upon by the collateral agent in connection with any foreclosure, collection or other enforcement of Liens granted to the collateral agent in the security documents, the proceeds received by the collateral agent from such foreclosure, collection or other enforcement will be distributed by the collateral agent in the following order of application:

          FIRST, to the payment of all amounts payable under the Note Documents on account of the collateral agent's fees and any reasonable legal fees, costs and expenses or other liabilities of any kind incurred by the collateral agent or any co-trustee or agent of the collateral agent in connection with any security document; and

          SECOND, in accordance with clauses FIFTH and SIXTH of the provisions described above under the caption "—Distributions by the Priority Lien Collateral Agent."

        If the collateral agent or any holder of a Parity Lien Obligation collects or receives any proceeds of such foreclosure, collection or other enforcement that should have been applied to the payment of the Priority Lien Obligations in accordance with the paragraph above, whether after the commencement of an insolvency or liquidation proceeding or otherwise, the collateral agent or such holder of a Parity Lien Obligation, as the case may be, will forthwith deliver the same to the Priority Lien Collateral Agent, for the account of the holders of the Priority Lien Obligations and other Obligations secured by a Permitted Prior Lien, to be applied in accordance with the provisions set forth above under this caption "—Order of Application." Until so delivered, such proceeds will be held by the collateral agent or that holder of a Parity Lien Obligation, as the case may be, for the benefit of the holders of the Priority Lien Obligations and other Obligations secured by a Permitted Prior Lien.

        The provisions set forth above under this caption "—Order of Application" are intended for the benefit of, and will be enforceable as a third party beneficiary by, each present and future holder of Secured Obligations, each present and future Secured Debt Representative, the Priority Lien Collateral Agent as holder of Priority Liens and the collateral agent as holder of Parity Liens. The Secured Debt Representative of each future Series of Secured Debt will be required to deliver a Lien Sharing and Priority Confirmation to the Priority Lien Collateral Agent, the collateral agent and each other Secured Debt Representative at the time of incurrence of such Series of Secured Debt.

  Option to Purchase Priority Lien Debt

        Without prejudice to the enforcement of remedies available to the Priority Lien Collateral Agent and the holders of the Priority Lien Debt, the intercreditor agreement provides that the Priority Lien Collateral Agent, on behalf of the holders of the Priority Lien Debt, will agree, promptly following an acceleration of the Priority Lien Debt in accordance with the terms of the Priority Lien Documents, to offer the holders of the Parity Lien Debt the option to purchase the entire aggregate amount of outstanding Priority Lien Obligations (including unfunded commitments under any revolving Credit Facility) at a price equal to:

          (1)   100% of the outstanding balance with respect to the Priority Lien Debt, including without limitation principal, interest accrued and unpaid thereon, and any unpaid fees and premiums (other than any applicable prepayment premium; provided, that any prepayment premium actually received by the purchasers of the Priority Lien Debt within six months of such purchase will be remitted to the sellers thereof), to the extent earned or due and payable in accordance with the Priority Lien Documents, plus

          (2)   an amount equal to any unreimbursed obligations in respect of letters of credit (which may be satisfied by providing cash collateralization of the reimbursement obligations in respect of undrawn letters of credit in an amount equal to 105% thereof), plus

          (3)   an amount equal to all expenses to the extent earned or due and payable in accordance with (and unpaid under) the Priority Lien Documents,

without warranty or representation or recourse, on a pro rata basis across the holders of such Priority Lien Obligations. The intercreditor agreement provides that the holders of the Parity Lien Debt shall be afforded a period of twenty (20) Business Days to irrevocably accept or reject such offer and that, if accepted, the parties shall endeavor to close promptly thereafter pursuant to documentation mutually acceptable to each of the Priority Lien Collateral Agent and the collateral agent.

  Release of Liens on Collateral

        The intercreditor agreement provides that the Priority Liens and the Parity Liens on the Collateral will be released:

          (1)   in whole, upon (a) payment in full and discharge of all outstanding Secured Debt and all other Secured Obligations that are outstanding, due and payable at the time all of the Secured Debt is paid in full and discharged and (b) termination or expiration of all commitments to extend credit under all Secured Debt Documents and the cancellation or termination or cash collateralization (at the lower of (1) 105% of the aggregate undrawn amount and (2) the percentage of the aggregate undrawn amount required for release of Liens under the terms of the applicable Secured Debt Documents) of all outstanding letters of credit issued pursuant to any Secured Debt Documents;

          (2)   as to any Collateral that is sold, transferred or otherwise disposed of by the Company or any Guarantor to a Person that is not (either before or after such sale, transfer or disposition) the Company or a Restricted Subsidiary of the Company in a transaction or other circumstance that complies with the "Asset Sale" provisions of the indenture and is permitted by all of the other Secured Debt Documents, at the time of such sale, transfer or other disposition or to the extent of the interest sold, transferred or otherwise disposed of; provided that the collateral agent's Liens upon the Collateral will not be released if the sale or disposition is subject to the covenant described below under the caption "—Certain Covenants—Merger, Consolidation or Sale of Assets;"

          (3)   as to a release of less than all or less than substantially all of the Collateral, if consent to the release of all Priority Liens on such Collateral has been given by an Act of Required Debtholders;

          (4)   as to a release of all or substantially all of the Collateral, if (a) consent to the release of that Collateral has been given by the requisite percentage or number of holders of each Series of Secured Debt at the time outstanding as provided for in the applicable Secured Debt Documents, and (b) the Company has delivered an officers' certificate to the Priority Lien Collateral Agent and the collateral agent certifying that all such necessary consents have been obtained; and

          (5)   with respect to Collateral constituting assets of a Restricted Subsidiary, if the Company designates such Restricted Subsidiary to be an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture.

        The security documents provide that the Liens securing the Secured Debt will extend to the proceeds of any sale of Collateral. As a result, the collateral agent's Liens will apply to the proceeds of any such Collateral received in connection with any sale or other disposition of assets described in the preceding paragraph, subject to the Priority Liens.

  Release of Liens in Respect of Notes

        The indenture and the intercreditor agreement provide that the collateral agent's Parity Liens upon the Collateral will no longer secure the notes outstanding under the indenture or any other Obligations under the indenture, and the right of the holders of the notes and such Obligations to the benefits and proceeds of the collateral agent's Parity Liens on the Collateral will terminate and be discharged:

          (1)   upon satisfaction and discharge of the indenture as set forth under the caption "—Satisfaction and Discharge;"

          (2)   upon a Legal Defeasance or Covenant Defeasance of the notes as set forth under the caption "—Legal Defeasance and Covenant Defeasance;"

          (3)   upon payment in full and discharge of all notes outstanding under the indenture and all Obligations that are outstanding, due and payable under the indenture at the time the notes are paid in full and discharged; or

          (4)   in whole or in part, with the consent of the holders of the requisite percentage of notes in accordance with the provisions described below under the caption "Amendment, Supplement and Waiver."

  Amendment of Priority Lien Security Documents

        The intercreditor agreement provides that no amendment or supplement to the provisions of any Priority Lien Security Document will be effective without the approval of the Priority Lien Collateral Agent acting as directed by the Required Priority Lien Debtholders, except that:

          (1)   any amendment or supplement that has the effect solely of adding or maintaining Collateral, securing additional Priority Lien Debt that was otherwise permitted by the terms of the Priority Lien Documents to be secured by the Collateral or preserving, perfecting or establishing the priority of the Priority Liens or the rights of the Priority Lien Collateral Agent therein will become effective when executed and delivered by the Company or any other applicable Guarantor party thereto and the Priority Lien Collateral Agent;

          (2)   no amendment or supplement that reduces, impairs or adversely affects the right of any holder of Priority Lien Obligations:

            (a)   to vote its outstanding Priority Lien Debt as to any matter described as subject to direction by the Required Priority Lien Debtholders (or amends the provisions of this clause (2) or the definition of "Required Priority Lien Debtholders"),

            (b)   to share in the order of application described above under "—Order of Application" in the proceeds of enforcement of or realization on any Collateral, or

            (c)   to require that Priority Liens be released only as set forth in the provisions described above under the caption "—Release of Liens on Collateral",

    will become effective without the consent of the requisite percentage or number of holders of each Series of Priority Lien Debt so affected under the applicable Priority Lien Document; and

          (3)   no amendment or supplement that imposes any obligation upon the Priority Lien Collateral Agent or any Priority Lien Debt Representative or adversely affects the rights of the Priority Lien Collateral Agent or any Priority Lien Representative, in its individual capacity as such, will become effective without the consent of the Priority Lien Collateral Agent or such Priority Lien Representative.

        Any amendment or supplement to the provisions of the Priority Lien Security Documents that releases Collateral will be effective only in accordance with the requirements set forth in the applicable Priority Lien Documents referenced above under the caption "—Release of Liens on Collateral."

  Amendment of Security Documents

        The intercreditor agreement provides that no amendment or supplement to the provisions of any security document will be effective without the approval of the collateral agent acting as directed by the Required Parity Lien Debtholders, except that:

          (1)   any amendment or supplement that has the effect solely of adding or maintaining Collateral, securing additional Parity Lien Debt that was otherwise permitted by the terms of the Note Documents to be secured by the Collateral or preserving, perfecting or establishing the priority of the Liens thereon or the rights of the collateral agent therein will become effective when executed and delivered by the Company or any other applicable Guarantor party thereto and the collateral agent;

          (2)   no amendment or supplement that reduces, impairs or adversely affects the right of any holder of Parity Lien Obligations:

            (a)   to vote its outstanding Parity Lien Debt as to any matter described as subject to direction by the Required Parity Lien Debtholders (or amends the provisions of this clause (2) or the definition of "Required Parity Lien Debtholders"),

            (b)   to share in the order of application described above under "—Order of Application" in the proceeds of enforcement of or realization on any Collateral, or

            (c)   to require that Parity Liens be released only as set forth in the provisions described above under the caption "—Release of Liens on Collateral,"

  will become effective without the consent of the requisite percentage or number of holders of each Series of Parity Lien Debt so affected under the applicable Note Document; and

          (3)   no amendment or supplement that imposes any obligation upon the collateral agent or any Parity Debt Representative or adversely affects the rights of the collateral agent or any Parity Debt Representative in its individual capacity as such, will become effective without the consent of the collateral agent or such Parity Debt Representative.

        Any amendment or supplement to the provisions of the security documents that releases Collateral will be effective only in accordance with the requirements set forth in the applicable Note Document referenced above under the caption "—Release of Liens on Collateral." Any amendment or supplement that results in the collateral agent's Liens upon the Collateral no longer securing the notes and the other Obligations under the indenture may only be effected in accordance with the provisions described above under the caption "—Release of Liens in Respect of Notes."

        The intercreditor agreement provides that, notwithstanding anything to the contrary under the caption "—Amendment of Security Documents," but subject to clauses (2) and (3) above:

          (1)   any mortgage or other security document that secures Parity Lien Obligations (but not Priority Lien Obligations) may be amended or supplemented with the approval of the collateral agent acting as directed in writing by the Required Parity Lien Debtholders, unless such amendment or supplement would not be permitted under the terms of the intercreditor agreement or the other Priority Lien Documents; and

          (2)   any amendment or waiver of, or any consent under, any provision of the intercreditor agreement or any other security document that secures Priority Lien Obligations will apply automatically to any comparable provision of any comparable Note Document without the consent of or notice to any holder of Parity Lien Obligations and without any action by the Company or any Guarantor or any holder of notes.

  Voting

        In connection with any matter under the intercreditor agreement requiring a vote of holders of Secured Debt, each Series of Secured Debt will cast its votes in accordance with the Secured Debt Documents governing such Series of Secured Debt. The amount of Secured Debt to be voted by a Series of Secured Debt will equal (1) the aggregate principal amount of Secured Debt held by such Series of Secured Debt (including outstanding letters of credit whether or not then available or drawn), plus (2) other than in connection with an exercise of remedies, the aggregate unfunded commitments to extend credit which, when funded, would constitute Indebtedness of such Series of Secured Debt.

Following and in accordance with the outcome of the applicable vote under its Secured Debt Documents, the Secured Debt Representative of each Series of Secured Debt will vote the total amount of Secured Debt under that Series as a block in respect of any vote under the intercreditor agreement.

  Agent for Perfection

        Solely for purposes of perfecting the Parity Liens of the collateral agent in any portion of the Collateral in the possession of the Priority Lien Collateral Agent (or its agents or bailees) as part of the collateral securing the Priority Lien Obligations including, without limitation, any instruments, goods, negotiable documents, tangible chattel paper, certificated securities or money, the intercreditor agreement provides an acknowledgment by the Priority Lien Collateral Agent and the Priority Lien Representatives that the Priority Lien Collateral Agent also holds that property as agent for the benefit of the collateral agent for the benefit of the holders of Parity Lien Obligations.

  Delivery of Collateral and Proceeds of Collateral

        Following the Discharge of Priority Lien Obligations, the Priority Lien Collateral Agent will, to the extent permitted by applicable law, deliver to (1) the collateral agent, or (2) such other person as a court of competent jurisdiction may otherwise direct, (a) any Collateral held by, or on behalf of, the Priority Lien Collateral Agent or any holder of Priority Lien Obligations, and (b) all proceeds of Collateral held by, or on behalf of, the Priority Lien Collateral Agent or any holder of Priority Lien Obligations, whether arising out of an action taken to enforce, collect or realize upon any Collateral or otherwise. Such Collateral and such proceeds will be delivered without recourse and without any representation or warranty whatsoever as to the enforceability, perfection, priority or sufficiency of any Lien securing or guarantee or other supporting obligation for any Priority Lien Debt or Parity Lien Debt, together with any necessary endorsements or as a court of competent jurisdiction may otherwise direct.

Provisions of the Indenture Relating to Security

  Equal and Ratable Sharing of Collateral by Holders of Parity Lien Debt

        The indenture provides that all Parity Liens granted at any time by the Company or any Guarantor will secure, equally and ratably, all present and future Parity Lien Obligations and all proceeds of all Parity Liens granted at any time by the Company or any Guarantor will be allocated and distributed equally and ratably on account of the Parity Lien Debt and other Parity Lien Obligations.

  Ranking of Parity Liens

        The indenture provides that all Parity Liens at any time granted by the Company or any Guarantor will be subject and subordinate to all Priority Liens securing Priority Lien Obligations up to the Priority Lien Cap.

  Relative Rights

        Nothing in the Note Documents will:

          (1)   impair, as between the Company and the holders of the notes, the obligation of the Company to pay principal of, premium and interest and Liquidated Damages, if any, on the notes in accordance with their terms or any other obligation of the Company or any Guarantor;

          (2)   affect the relative rights of holders of notes as against any other creditors of the Company or any Guarantor (other than holders of Priority Liens, Permitted Prior Liens or other Parity Liens);

          (3)   restrict the right of any holder of notes to sue for payments that are then due and owing (but not enforce any judgment in respect thereof against any Collateral to the extent specifically prohibited by the provisions described above under the captions "—Intercreditor Agreement—Restrictions on Enforcement of Parity Liens" or "—Intercreditor Agreement—Insolvency and Liquidation Proceedings");

          (4)   restrict or prevent any holder of notes or the collateral agent from exercising any of its rights or remedies upon a Default or Event of Default not specifically restricted or prohibited by (a) "—Intercreditor Agreement—Restrictions on Enforcement of Parity Liens" or (b) "—Intercreditor Agreement—Insolvency and Liquidation Proceedings"; or

          (5)   restrict or prevent any holder of notes or the collateral agent from taking any lawful action in an insolvency or liquidation proceeding not specifically restricted or prohibited by (a) "—Intercreditor Agreement—Restrictions on Enforcement of Parity Liens" or (b) "—Intercreditor Agreement—Insolvency and Liquidation Proceedings."

        The provisions under the caption "—Ranking of Parity Liens" are intended for the benefit of, and pursuant to the intercreditor agreement are enforceable as a third party beneficiary by, each present and future holder of Priority Lien Obligations, each present and future Priority Lien Representatives and the Priority Lien Collateral Agent as holder of Priority Liens. No other Person will be entitled to rely on, have the benefit of or enforce those provisions. The collateral agent will be required to deliver a Lien Sharing and Priority Confirmation to the Priority Lien Collateral Agent and each Priority Lien Representative at the time of incurrence of such Series of Parity Lien Debt.

        In addition, the provisions under the caption "—Ranking of Parity Liens" are intended solely to set forth the relative ranking, as Liens, of the Liens securing Parity Lien Debt as against the Priority Liens. Neither the notes nor any other Parity Lien Obligations nor the exercise or enforcement of any right or remedy for the payment or collection thereof are intended to be, or will ever be by reason of the foregoing provision, in any respect subordinated, deferred, postponed, restricted or prejudiced.

  Compliance with Trust Indenture Act

        The indenture provides that the Company will comply with the provisions of TIA §314.

        To the extent applicable, the Company will cause TIA §313(b), relating to reports, and TIA §314(d), relating to the release of property or securities subject to the Lien of the security documents, to be complied with. Any certificate or opinion required by TIA §314(d) may be made by an officer of the Company except in cases where TIA §314(d) requires that such certificate or opinion be made by an independent Person, which Person will be an independent engineer, appraiser or other expert selected by or reasonably satisfactory to the trustee. Notwithstanding anything to the contrary in this paragraph, the Company will not be required to comply with all or any portion of TIA §314(d) if it determines, in good faith based on advice of counsel, that under the terms of TIA §314(d) and/or any interpretation or guidance as to the meaning thereof of the SEC and its staff, including "no action" letters or exemptive orders, all or any portion of TIA §314(d) is inapplicable to one or a series of released Collateral.

  Further Assurances

        The indenture and the security documents provide that the Company and each of the Guarantors will do or cause to be done all acts and things that may be required, or that the collateral agent from time to time may reasonably request, to assure and confirm that the collateral agent holds, for the benefit of the holders of Parity Lien Obligations, duly created and enforceable and perfected Parity Liens upon the Collateral (including any property or assets that are acquired or otherwise become

Collateral after the notes are issued), in each case, as contemplated by, and with the Lien priority required under, the Note Documents.

        Upon the reasonable request of the collateral agent at any time and from time to time, the Company and each of the Guarantors will promptly execute, acknowledge and deliver such security documents, instruments, certificates, notices and other documents, and take such other actions as shall be reasonably required, or that the collateral agent may reasonably request, to create, perfect, protect, assure or enforce the Liens and benefits intended to be conferred, in each case as contemplated by the Note Documents for the benefit of the holders of Parity Lien Obligations.

  Insurance

        The Company and the Guarantors will:

          (1)   keep their properties adequately insured at all times by financially sound and reputable insurers;

          (2)   maintain such other insurance, to such extent and against such risks (and with such deductibles, retentions and exclusions) as is customary with companies in the same or similar businesses operating in the same or similar locations, including public liability insurance against claims for personal injury or death or property damage occurring upon, in, about or in connection with the use of any properties owned, occupied or controlled by them;

          (3)   maintain such other insurance as may be required by law; and

          (4)   maintain such other insurance as may be required by the security documents.

        Upon the request of the collateral agent, the Company and the Guarantors will furnish to the collateral agent full information as to their property and liability insurance carriers. Holders of Parity Lien Obligations, as a class, will be named as additional insureds, with a waiver of subrogation, on all insurance policies of the Company and the Guarantors and the collateral agent will be named as loss payee, with 30 days' notice of cancellation or material change, on all property and casualty insurance policies of the Company and the Guarantors.

Optional Redemption

        At any time prior to December 15, 2007, the Company may on any one or more occasions redeem up to 35% of the aggregate principal amount of notes issued under the indenture at a redemption price of 110.75% of the principal amount, plus accrued and unpaid interest and Liquidated Damages, if any, to the redemption date, with the net cash proceeds of a sale of Equity Interests (other than Disqualified Stock) of Parent (to the extent that such proceeds are contributed, directly or indirectly, as common equity to the Company) or of the Company; provided that:

          (1)   at least 65% of the aggregate principal amount of notes originally issued under the indenture (excluding notes held by the Company and its Subsidiaries) remains outstanding immediately after the occurrence of such redemption; and

          (2)   the redemption occurs within 90 days of the date of the closing of such sale of Equity Interests.

        At any time prior to December 15, 2008, the Company may also redeem all or a part of the notes, upon not less than 30 nor more than 60 days' prior notice mailed by first-class mail to each holder's registered address, at a redemption price equal to 100% of the principal amount of notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest and Liquidated Damages, if any, to the date of redemption (the "Redemption Date"), subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date.

        Except pursuant to the preceding paragraph, the notes will not be redeemable at the Company's option prior to December 15, 2008.

        On or after December 15, 2008, the Company may redeem all or a part of the notes upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Liquidated Damages, if any, on the notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on December 15 of the years indicated below, subject to the rights of holders of notes on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage
2008	105.375%
2009	102.688%
2010 and thereafter	100.000%

        Unless the Company defaults in the payment of the redemption price, interest will cease to accrue on the notes or portions thereof called for redemption on the applicable redemption date.

Selection and Notice

        If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption on a pro rata basis unless otherwise required by law or applicable stock exchange or depositary requirements.

        No notes of $1,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

        If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of notes called for redemption.

Mandatory Redemption

        The Company is not required to make mandatory redemption or sinking fund payments with respect to the notes.

Repurchase at the Option of Holders

  Change of Control

        If a Change of Control occurs, each holder of notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that holder's notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, the Company will offer a payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest and Liquidated Damages, if any, on the notes repurchased to the date of purchase (the "Change of Control Payment"), subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control, the Company will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such compliance.

        On the Change of Control Payment Date, the Company will, to the extent lawful:

          (1)   accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

          (2)   deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

          (3)   deliver or cause to be delivered to the trustee the notes properly accepted together with an officers' certificate stating the aggregate principal amount of notes or portions of notes being purchased by the Company.

        The paying agent will promptly mail to each holder of notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

        The provisions described above that require the Company to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the notes to require that the Company repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

        If a Change of Control Offer is made, there can be no assurance that the Company will have available funds sufficient to make the Change in Control Payment for all of the notes that might be tendered by holders seeking to accept the Change of Control Offer. In the event that the Company is required to purchase outstanding notes pursuant to a Change of Control Offer, the Company expects that it would seek third party financing to the extent it does not have available funds to meet its purchase obligations. However, there can be no assurance that the Company would be able to obtain such financing and the terms of the Credit Agreement and/or the indenture may restrict the ability of the Company to obtain such financing.

        The Company will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by the Company and purchases all notes properly tendered and not withdrawn under the Change of Control Offer, or (2) notice of redemption has been given pursuant to the indenture as described above under the caption "—Optional Redemption," unless and until there is a default in payment of the applicable redemption price.

        The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the properties or assets of the Company and its Subsidiaries taken as a whole or "all or substantially all" of the properties or assets of Parent and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require the Company to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole, or less than all of the assets of Parent and its Subsidiaries taken as a whole, to another Person or group may be uncertain.

  Asset Sales

        The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

          (1)   the Company or such Restricted Subsidiary, as the case may be, receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of; and

          (2)   at least 75% of the consideration received in the Asset Sale by the Company or such Restricted Subsidiary is in the form of cash or Cash Equivalents. For purposes of this provision, each of the following will be deemed to be cash:

            (a)   any liabilities, as shown on the Company's most recent consolidated balance sheet, of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any Note Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Company or such Restricted Subsidiary from further liability;

            (b)   any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash or Cash Equivalents within 90 days of the Asset Sale to the extent of the cash received in that conversion; and

            (c)   any stock or assets of the kind referred to in clauses (2) or (5) of the next paragraph of this covenant.

        Within 365 days after the receipt of any Net Proceeds from an Asset Sale, the Company or the applicable Restricted Subsidiary, as the case may be, may apply such Net Proceeds:

          (1)   to repay Priority Lien Debt and, if such Priority Lien Debt is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto;

          (2)   to acquire all or substantially all of the assets of, or any Capital Stock of, another Permitted Business, if, after giving effect to any such acquisition of Capital Stock, the Permitted Business is or becomes a Restricted Subsidiary of the Company;

          (3)   to make a capital expenditure;

          (4)   to make (or enter into a definitive agreement committing to make within the earlier of the date (a) 365 days after the date of such agreement or (b) 445 days after the receipt of such Net Proceeds) an investment in property, plant, equipment or other non-current assets that replace the properties and assets that were subject of such Asset Sale or that will be used or useful in a Permitted Business (including expenditures for maintenance, repair or improvement of existing properties and assets); or

          (5)   to acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business.

        Pending the final application of any Net Proceeds, the Company may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

        Any Net Proceeds from Asset Sales that are not applied or invested as provided in the second paragraph of this covenant will constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $5.0 million, within 20 days thereof, the Company will make an Asset Sale Offer to all holders of notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of notes that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase, and will be payable in cash. Holders may elect to tender their notes in whole or in part in integral multiples of $1,000. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

        The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such compliance.

Certain Covenants

  Restricted Payments

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

          (1)   declare or pay any dividend or make any other payment or distribution on account of their respective Equity Interests (including, without limitation, any payment in connection with any merger or consolidation) or to the direct or indirect holders of their respective Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company and other than dividends or distributions payable to the Company or a Restricted Subsidiary of the Company);

          (2)   purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation) any Equity Interests of the Company or any direct or indirect parent of the Company (including Parent);

          (3)   make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of the Company or any Guarantor that is contractually subordinated to the notes or to any Note Guarantee (excluding any intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries), except a payment of interest or principal at the Stated Maturity thereof; or

          (4)   make any Restricted Investment

  (all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as "Restricted Payments"),

  unless, at the time of and after giving effect to such Restricted Payment:

          (1)   no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

          (2)   the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock;" and

          (3)   such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries since the date of the indenture (excluding Restricted Payments permitted by clauses (2), (3), (5), (6), (7), (8) and (9) of the next succeeding paragraph), is less than the sum, without duplication, of:

            (a)   50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from January 1, 2007 to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

            (b)   100% of the aggregate net cash proceeds received by the Company since the date of the indenture as a contribution to its common equity capital or from the issue or sale of Equity Interests of the Company (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of the Company that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of the Company); plus

            (c)   to the extent that any Restricted Investment that was made after the date of the indenture is sold for cash or otherwise liquidated or repaid for cash, the lesser of (i) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (ii) the initial amount of such Restricted Investment; plus

            (d)   to the extent that any Unrestricted Subsidiary of the Company designated as such after the date of the indenture is redesignated as a Restricted Subsidiary, the lesser of (i) the Fair Market Value of the Company's Investment in such Subsidiary as of the date of such redesignation or (ii) such Fair Market Value as of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary after the date of the indenture; plus

            (e)   100% of any dividends received by the Company or a Restricted Subsidiary of the Company that is a Guarantor after the date of the indenture from an Unrestricted Subsidiary of the Company, to the extent that such dividends were not otherwise included in the Consolidated Net Income of the Company for such period.

        The preceding provisions will not prohibit:

          (1)   the payment of any dividend or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend or redemption payment would have complied with the provisions of the indenture;

          (2)   the making of any Restricted Payment in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of, Equity Interests of the Company (other than Disqualified Stock) or from the substantially concurrent contribution of common equity capital to the Company; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will be excluded from clause (3)(b) of the preceding paragraph;

          (3)   the repurchase, redemption, defeasance or other acquisition or retirement for value of Indebtedness of the Company or any Guarantor that is contractually subordinated to the notes or to any Note Guarantee with the net cash proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness;

          (4)   so long as no Default or Event of Default shall have occurred and be continuing, the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any of its Restricted Subsidiaries held by any current or former officer, director or employee of the Company or any of its Restricted Subsidiaries pursuant to any equity subscription agreement, stock option agreement, shareholders' agreement or similar agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $1,000,000 in any twelve-month period (with 50% of any unused amounts in any calendar year being available to be so utilized in the immediately succeeding calendar year);

          (5)   the repurchase of Equity Interests deemed to occur upon the exercise of stock options to the extent such Equity Interests represent a portion of the exercise price of those stock options;

          (6)   the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock of the Company or its Restrictive Subsidiaries issued on or after the date of the indenture in accordance with the Fixed Charge Coverage Ratio test described below under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock;"

          (7)   Permitted Payments to Parent;

          (8)   for the avoidance of doubt and so long as no Default or Event of Default shall have occurred and be continuing, the payment (either directly or through Parent) of an aggregate of $1.0 million of success fees and/or bonuses in connection with the Merger and the related transactions contemplated hereby to Levine Leichtman Capital Partners, Inc. or one or more of its affiliates and certain officers of the Company;

          (9)   payments (directly or through Parent) contemplated in "Use of Proceeds;" and

          (10) so long as no Default or Event of Default shall have occurred and be continuing, other Restricted Payments in an aggregate amount not to exceed $2.5 million since the date of the indenture; provided, however, that the amount of Restricted Payments pursuant to this clause (10) shall not exceed $1.0 million prior to January 1, 2007.

        The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors of the Company whose resolution with respect thereto will be delivered to the trustee. The Board of Directors' determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the Fair Market Value exceeds $10.0 million.

        For purposes of determining compliance with this covenant, if a Restricted Payment meets the criteria of more than one of the exceptions described in clauses (1) through (10) above or is entitled to be made according to the first paragraph of this covenant, the Company may, in its sole discretion, classify the Restricted Payment in any manner that complies with this covenant.

Incurrence of Indebtedness and Issuance of Preferred Stock

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Debt), and the Company will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that the Company may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and any Subsidiary Guarantor may incur Indebtedness (including Acquired Debt) or issue preferred stock, if the Fixed Charge Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or such preferred stock is issued, as the case may be, would have been at least 2.25 to 1 for any such incurrence prior to December 31, 2006 and at least 2.50 to 1 thereafter, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or the preferred stock had been issued, as the case may be, at the beginning of such four-quarter period.

        The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, "Permitted Debt"):

          (1)   the incurrence by the Company and any Subsidiary Guarantor of additional Indebtedness and letters of credit under Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and its Restricted Subsidiaries thereunder) not to exceed the greater of (i) $10.0 million, less the aggregate amount of all Net Proceeds of Asset Sales applied by the Company or any of its Restricted Subsidiaries since the date of the indenture to (a) repay any term Indebtedness under a Credit Facility or (b) repay any revolving credit Indebtedness under a Credit Facility and effect a corresponding commitment reduction thereunder pursuant to the covenant described above under the caption "—Repurchase at the Option of Holders—Asset Sales" and (ii) the Borrowing Base;

          (2)   the incurrence by the Company and its Subsidiaries of the Existing Indebtedness;

          (3)   the incurrence by the Company and any Subsidiary Guarantor of Indebtedness represented by the notes and the related Note Guarantees to be issued on the date of the indenture and the exchange notes and the related Note Guarantees to be issued pursuant to the registration rights agreement or exchange notes for any new issue of notes;

          (4)   the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation or improvement of property, plant or equipment used in the business of the Company or any of its Restricted Subsidiaries, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (4), not to exceed $2.5 million at any time outstanding;

          (5)   the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge any Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clauses (2), (3), (4), (5) or (14) of this paragraph;

          (6)   the incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries; provided, however, that:

            (a)   if the Company or any Guarantor is the obligor on such Indebtedness and the payee is not the Company or a Guarantor, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the notes, in the case of the Company, or the Note Guarantee, in the case of a Guarantor; and

            (b)   (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary of the Company and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary of the Company,

  will be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

          (7)   the issuance by any of the Company's Restricted Subsidiaries to the Company or to any of its Restricted Subsidiaries of shares of preferred stock; provided, however, that:

            (a)   any subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than the Company or a Restricted Subsidiary of the Company; and

            (b)   any sale or other transfer of any such preferred stock to a Person that is not the Company or a Restricted Subsidiary of the Company,

  will be deemed, in each case, to constitute an issuance of such preferred stock by such Restricted Subsidiary that was not permitted by this clause (7);

          (8)   the incurrence by the Company or any of its Restricted Subsidiaries of Hedging Obligations in the ordinary course of business;

          (9)   the guarantee by the Company or any of the Guarantors of Indebtedness of the Company or a Restricted Subsidiary of the Company that was permitted to be incurred by another provision of this covenant; provided that if the Indebtedness being guaranteed is subordinated to or pari passu with the notes, then the Guarantee shall be subordinated or pari passu, as applicable, to the same extent as the Indebtedness guaranteed;

          (10) the incurrence by the Company and the Guarantors of Indebtedness in respect of workers' compensation claims, self-insurance obligations, bankers' acceptances, performance, bid and surety bonds in the ordinary course of business;

          (11) the incurrence by the Company and the Guarantors of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five business days;

          (12) Indebtedness consisting of customary indemnification, contribution, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the acquisition or disposition of any business or assets of the Company or any Restricted Subsidiary or Capital Stock of a Restricted Subsidiary; provided that (i) with respect to any such disposition, the maximum aggregate liability in respect of all such Indebtedness incurred pursuant to this clause (12) shall at no time exceed the gross proceeds actually received by the Company and its Restricted Subsidiaries in connection with such dispositions and (ii) all such Indebtedness is discharged within 30 days of the date on which the amount thereof becomes absolute, undisputed and fixed;

          (13) Indebtedness of the Company or any of its Restricted Subsidiaries to the extent the net proceeds thereof are promptly used to redeem the notes in full or deposited to defease or discharge the notes, in each case, in accordance with the indenture; and

          (14) the incurrence by the Company and the Guarantors of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (14), not to exceed $2.0 million.

        The Company will not incur, and will not permit any Guarantor to incur, any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of the Company or such Guarantor unless such Indebtedness is also contractually subordinated in right of payment to the notes and the applicable Note Guarantee on substantially identical terms; provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness of the Company solely by virtue of being unsecured or by virtue of being secured on a first or junior Lien basis.

        For purposes of determining compliance with this "Incurrence of Indebtedness and Issuance of Preferred Stock" covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (14) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant. Indebtedness under Credit Facilities outstanding on the date on which notes are first issued and authenticated under the indenture will initially be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt. The accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of preferred stock as Indebtedness due to a change in accounting principles, and the payment of dividends on Disqualified Stock or preferred stock in the form of additional shares of the same class of Disqualified Stock or preferred stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock or preferred stock for purposes of this covenant; provided, in each such case, that the amount of any such accrual, accretion or payment to the Company or a Restricted Subsidiary of the Company (other than any intercompany payments) is included in Fixed Charges of the Company as accrued. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Company or any of its Restricted Subsidiaries may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.

        The amount of any Indebtedness outstanding as of any date will be:

          (1)   the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

          (2)   the principal amount of the Indebtedness, in the case of any other Indebtedness; and

          (3)   in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

            (a)   the Fair Market Value of such assets at the date of determination; and

            (b)   the amount of the Indebtedness of the other Person.

  Liens

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind on any asset now owned or hereafter acquired, except Permitted Liens. Parent will not, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind on any securities of the Company, except Permitted Liens.

  Dividend and Other Payment Restrictions Affecting Subsidiaries

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

          (1)   pay dividends or make any other distributions on its Capital Stock to the Company or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to the Company or any of its Restricted Subsidiaries;

          (2)   make loans or advances to the Company or any of its Restricted Subsidiaries; or

          (3)   sell, lease or transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.

        However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

          (1)   agreements governing Existing Indebtedness and Credit Facilities as in effect on the date of the indenture and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the date of the indenture;

          (2)   the Note Documents and the Note Guarantees;

          (3)   applicable law, rule, regulation or order;

          (4)   any instrument governing Indebtedness secured by assets or Indebtedness of a Person or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, as of the date of such acquisition such Indebtedness was permitted by the terms of the indenture to be incurred;

          (5)   customary non-assignment provisions in contracts and licenses entered into in the ordinary course of business;

          (6)   purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in clause (3) of the preceding paragraph;

          (7)   any agreement for the sale or other disposition of a Restricted Subsidiary or all or substantially all of its assets that restricts distributions by that Restricted Subsidiary pending the sale or other disposition;

          (8)   Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

          (9)   Liens permitted to be incurred under the provisions of the covenant described above under the caption "—Liens" that limit the right of the debtor to dispose of the assets subject to such Liens;

          (10) provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements entered into with the approval of the Company's or such Restricted Subsidiary's Board of Directors, which limitation is applicable only to the assets that are the subject of such agreements;

          (11) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business; and

          (12) any other agreement, instrument or document relating to or governing Indebtedness incurred in compliance with the indenture; provided that the terms and conditions of such encumbrances or restrictions contained in any such agreement, instrument or document are not materially more restrictive, taken as a whole, than those contained in each of the Credit Agreement (as in effect on the date of the indenture) and the indenture.

  Merger, Consolidation or Sale of Assets

        Neither the Company nor any Guarantor will, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not the Company or such Guarantor is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company or such Guarantor and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

          (1)   either: (a) the Company or such Guarantor is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than the Company or such Guarantor) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation organized or existing under the laws of the United States, any state of the United States or the District of Columbia;

          (2)   the Person formed by or surviving any such consolidation or merger (if other than the Company or such Guarantor) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of the Company or such Guarantor, as applicable, under the notes, the indenture, the registration rights agreement and the security documents pursuant to agreements reasonably satisfactory to the trustee;

          (3)   immediately after such transaction, no Default or Event of Default exists; and

          (4)   the Company, Guarantor or the Person formed by or surviving any such consolidation or merger (if other than the Company or such Guarantor), or to which such sale, assignment, transfer, conveyance or other disposition has been made and, with respect to clause (b) below, such Person's Subsidiaries:

            (a)   would, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock;" and

            (b)   would retain (or be concurrently reissued) all material licenses and permits necessary, in the good faith determination of the Company's Board of Directors, for the operation of the business of the Company and its Subsidiaries in effect immediately prior to such consolidation or merger.

        In addition, the Company and the Guarantors will not, directly or indirectly, lease all or substantially all of the properties and assets of the Company or the Guarantors and their respective Restricted Subsidiaries taken as a whole, in one or more related transactions, to any other Person.

        This "Merger, Consolidation or Sale of Assets" covenant does not apply to:

          (1)   a merger of the Company or a Guarantor with an Affiliate solely for the purpose of reincorporating the Company or such Guarantor in another jurisdiction;

          (2)   any consolidation or merger, or any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among the Company or a Guarantor and its respective Restricted Subsidiaries that are not Regulated Subsidiaries; or

          (3)   the Merger.

  Transactions with Affiliates

        The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Company (each, an "Affiliate Transaction"), unless:

          (1)   the Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person; and

          (2)   the Company delivers to the trustee:

            (a)   with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $1.0 million, a resolution of the Board of Directors of the Company set forth in an officers' certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the Board of Directors of the Company (including a majority of the disinterested members of the Board of Directors of the Company if there are any); and

            (b)   with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, an opinion as to the fairness to the Company or such Restricted Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

        The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

          (1)   any employment agreement, employee benefit plan, officer or director indemnification agreement or any similar arrangement entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business and payments pursuant thereto;

          (2)   transactions between or among the Company and/or its Restricted Subsidiaries;

          (3)   transactions with a Person (other than an Unrestricted Subsidiary of the Company) that is an Affiliate of the Company solely because the Company owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

          (4)   payment of reasonable directors' fees to Persons who are not otherwise Affiliates of the Company;

          (5)   any issuance of Equity Interests (other than Disqualified Stock) of the Company to Affiliates of the Company;

          (6)   Restricted Payments that do not violate the provisions of the indenture described above under the caption "—Restricted Payments;"

          (7)   Permitted Payments to Parent;

          (8)   the payment (either directly or through Parent) of an aggregate of $1.0 million of success fees and/or bonuses in connection with the Merger and the related transactions contemplated hereby to Levine Leichtman Capital Partners, Inc. or one or more of its affiliates and certain officers of the Company; and

          (9)   the payment of fees and expenses of the Company and Parent in connection with the Merger and the related transactions contemplated hereby.

  Business Activities

        The Company and Parent will not, and the Company will not permit any of its Restricted Subsidiaries to, engage in any business other than Permitted Businesses.

  Additional Note Guarantees and Collateral

        If the Company or any of its Restricted Subsidiaries acquires or creates another Domestic Subsidiary that is not designated as an Unrestricted Subsidiary and is not a Regulated Subsidiary after the date of the indenture, then that newly acquired or created Domestic Subsidiary will become a Guarantor and execute a supplemental indenture and deliver an opinion of counsel satisfactory to the trustee within 10 business days of the date on which it was acquired or created. Any Domestic Subsidiary that becomes a Guarantor shall remain a Guarantor unless released from its obligations as a Guarantor pursuant to the terms of the indenture.

        If the Company or any of its Restricted Subsidiaries acquires or creates another Domestic Subsidiary after the date of the indenture that is not substantially concurrently designated as an Unrestricted Subsidiary and is not a Regulated Subsidiary, then the Company and/or the applicable Restricted Subsidiary will enter into amendments to the security documents or enter into new security documents granting the trustee, on behalf of the holders of notes, a perfected security interest on all of the assets of such Domestic Subsidiary other than the Excluded Assets, subject to the Liens securing the Company's obligations under the Credit Agreement, any other Priority Lien Debt and other Permitted Prior Liens and deliver an opinion of counsel satisfactory to the trustee within 10 Business Days after the date on which it was acquired or created. If the Company or any of its Restricted Subsidiaries acquires or creates another Domestic Subsidiary after the date of the indenture that is not substantially concurrently designated as an Unrestricted Subsidiary and is a Regulated Subsidiary, then the Company and/or the applicable Restricted Subsidiary will enter into amendments to the security documents or enter into new security documents granting the trustee, on behalf of the holders of notes, a perfected security interest on all of the Capital Stock of such Domestic Subsidiary, subject to the Liens securing the Company's obligations under the Credit Agreement, any other Priority Lien Debt and other Permitted Prior Liens and deliver an opinion of counsel satisfactory to the trustee within 10 Business Days after the date on which it was acquired or created.

  Designation of Restricted and Unrestricted Subsidiaries

        The Board of Directors of the Company may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary designated as Unrestricted will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the covenant described above under the caption "—Restricted Payments" or under one or more clauses of the definition of Permitted Investments, as determined by the Company. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors of the Company may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if that redesignation would not cause a Default.

        Any designation of a Subsidiary of the Company as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of a resolution of the Board of Directors giving effect to such designation and an officers' certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption "—Restricted Payments." If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of the Company, as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock," the Company will be in default of such covenant. The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary of the Company; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock," calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

  Advances to Subsidiaries

        All advances to Restricted Subsidiaries made by the Company after the date of the indenture other than, with respect to Regulated Subsidiaries, minimal required equity contributions required by mandatory provisions of applicable law or a Governmental Authority to be maintained by such Regulated Subsidiaries, will be evidenced by intercompany notes in favor of the Company. These intercompany notes will be pledged pursuant to the security documents as Collateral to secure the notes. Each intercompany note will be payable upon demand. A form of intercompany note is attached as an exhibit to the indenture.

  Payments for Consent

        The Company and Parent will not, and the Company will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture, the notes or the security documents unless such consideration is offered to be paid and is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

  Distributions From Regulated Subsidiaries

        The Company will cause each of its Regulated Subsidiaries to promptly distribute all of their cash and Cash Equivalents in excess of those amounts required by mandatory provisions of applicable law or a Governmental Authority to be maintained by such Regulated Subsidiaries and those amounts necessary for the payment by such Regulated Subsidiaries of expenses incurred in the ordinary course of business, in the form of cash dividends or cash distributions to the Company or, to the extent dividends are not permitted under applicable law, as repayments of intercompany debt then outstanding, if any.

Reports

        Whether or not required by the rules and regulations of the SEC, so long as any notes are outstanding, Parent will furnish to the holders of notes or cause the trustee to furnish to the holders of notes, within the time periods specified in the SEC's rules and regulations:

          (1)   all quarterly and annual reports that would be required to be filed with the SEC on Forms 10-Q and 10-K if the Parent were required to file such reports; and

          (2)   all current reports that would be required to be filed with the SEC on Form 8-K if the Parent were required to file such reports.

        All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports. Each annual report on Form 10-K will include a report on Parent's consolidated financial statements by Parent's certified independent accountants. In addition, following the consummation of the exchange offer contemplated by the registration rights agreement, Parent will file a copy of each of the reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the rules and regulations applicable to such reports (unless the SEC will not accept such a filing) and will post the reports on its website within those time periods.

        If, at any time after consummation of the exchange offer contemplated by the registration rights agreement, Parent is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, Parent will nevertheless continue filing the reports specified in the preceding paragraphs of this covenant with the SEC within the time periods specified above unless the SEC will not accept such a filing. Parent will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept Parent's filings for any reason, Parent will post the reports referred to in the preceding paragraphs on its website within the time periods that would apply if Parent were required to file those reports with the SEC.

        If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraphs will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management's Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

        In addition, the Company and the Guarantors agree that, for so long as any notes remain outstanding, if at any time they are not required to file with the SEC the reports required by the preceding paragraphs, they will furnish to the holders of notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies

        Each of the following is an "Event of Default":

          (1)   default for 30 days in the payment when due of interest on, or Liquidated Damages, if any, with respect to, the notes;

          (2)   default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on, the notes;

          (3)   failure by the Company, Parent or any of the Company's Restricted Subsidiaries to comply with the provisions described under the captions "—Repurchase at the Option of Holders—Change of Control," "—Repurchase at the Option of Holders—Asset Sales," or "—Certain Covenants—Merger, Consolidation or Sale of Assets;"

          (4)   failure by the Company, Parent or any of the Company's Restricted Subsidiaries for 60 days after notice to the Company by the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding voting as a single class to comply with any of the other agreements in the indenture;

          (5)   default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries), whether such Indebtedness or Guarantee now exists, or is created after the date of the indenture, if that default:

            (a)   is caused by a failure to pay principal of, or interest or premium, if any, on, such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a "Payment Default"); or

            (b)   results in the acceleration of such Indebtedness prior to its express maturity,

  and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $5.0 million or more;

          (6)   failure by the Company or any of its Restricted Subsidiaries to pay final judgments entered by a court or courts of competent jurisdiction aggregating in excess of $5.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

          (7)   the occurrence of any of the following:

            (a)   except as permitted by the indenture, any security document ceases for any reason to be fully enforceable; provided, that it will not be an Event of Default under this clause (7)(a) if the sole result of the failure of one or more security documents to be fully enforceable is that any Parity Lien purported to be granted under such security documents on Collateral, individually or in the aggregate, having a Fair Market Value of not more than $5.0 million ceases to be an enforceable and perfected second-priority Lien, subject only to Permitted Prior Liens;

            (b)   any Parity Lien purported to be granted under any security document on Collateral, individually or in the aggregate, having a Fair Market Value in excess of $5.0 million ceases to be an enforceable and perfected second-priority Lien, subject only to Permitted Prior Liens; or

            (c)   the Company or any Guarantor, or any Person acting on behalf of any of them, denies or disaffirms, in writing, any obligation of the Company or any Guarantor set forth in or arising under any security document;

          (8)   except as permitted by the indenture, any Note Guarantee is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or any Guarantor, or any Person acting on behalf of any Guarantor, denies or disaffirms its obligations under its Note Guarantee;

          (9)   certain events of bankruptcy or insolvency described in the indenture with respect to the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary; and

          (10) the Merger is not consummated within five business days of the issuance of the notes.

        In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company, any Restricted Subsidiary of the Company that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

        Subject to certain limitations, holders of a majority in aggregate principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal, interest or premium or Liquidated Damages, if any.

        Subject to the provisions of the indenture relating to the duties of the trustee, in case an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any holders of notes unless such holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest or Liquidated Damages, if any, when due, no holder of a note may pursue any remedy with respect to the indenture or the notes unless:

          (1)   such holder has previously given the trustee notice that an Event of Default is continuing;

          (2)   holders of at least 25% in aggregate principal amount of the then outstanding notes have requested the trustee to pursue the remedy;

          (3)   such holders have offered the trustee reasonable security or indemnity against any loss, liability or expense;

          (4)   the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

          (5)   holders of a majority in aggregate principal amount of the then outstanding notes have not given the trustee a direction inconsistent with such request within such 60-day period.

        The holders of a majority in aggregate principal amount of the then outstanding notes by notice to the trustee may, on behalf of the holders of all of the notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest or premium or Liquidated Damages, if any, on, or the principal of, the notes.

        The Company is required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, the Company is required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

        No director, officer, employee, incorporator or stockholder of the Company or any Guarantor, as such, will have any liability for any obligations of the Company or the Guarantors under the Note Documents, the Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

        The Company may at any time, at the option of its Board of Directors evidenced by a resolution set forth in an officers' certificate, elect to have all of its obligations discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their Note Guarantees ("Legal Defeasance") except for:

          (1)   the rights of holders of outstanding notes to receive payments in respect of the principal of, or interest or premium and Liquidated Damages, if any, on, such notes when such payments are due from the trust referred to below;

          (2)   the Company's obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

          (3)   the rights, powers, trusts, duties and immunities of the trustee, and the Company's and the Guarantors' obligations in connection therewith; and

          (4)   the Legal Defeasance and Covenant Defeasance provisions of the indenture.

        In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and the Guarantors released with respect to certain covenants (including its obligation to make Change of Control Offers and Asset Sale Offers) that are described in the indenture ("Covenant Defeasance") and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "—Events of Default and Remedies" will no longer constitute an Event of Default with respect to the notes.

        In order to exercise either Legal Defeasance or Covenant Defeasance:

          (1)   the Company must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, or interest and premium and Liquidated Damages, if any, on, the outstanding notes on the stated date for payment thereof or on the applicable redemption date, as the case may be, and the Company must specify whether the notes are being defeased to such stated date for payment or to a particular redemption date;

          (2)   in the case of Legal Defeasance, the Company must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

          (3)   in the case of Covenant Defeasance, the Company must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

          (4)   no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

          (5)   such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

          (6)   the Company must deliver to the trustee an officers' certificate stating that the deposit was not made by the Company with the intent of preferring the holders of notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding any creditors of the Company or others; and

          (7)   the Company must deliver to the trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

        The Collateral will be released from the Lien securing the notes, as provided under the caption "—Intercreditor Agreement—Release of Liens in Respect of Notes," upon a Legal Defeasance or Covenant Defeasance in accordance with the provisions described above.

Amendment, Supplement and Waiver

        Except as provided in the next three succeeding paragraphs, the indenture, the notes, the Note Guarantees or the security documents may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing Default or Event of Default or compliance with any provision of the indenture, the notes or the Note Guarantees may be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

        Without the consent of each holder of notes affected, an amendment, supplement or waiver may not (with respect to any notes held by a non-consenting holder):

          (1)   reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

          (2)   reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption "—Repurchase at the Option of Holders");

          (3)   reduce the rate of or change the time for payment of interest, including default interest, on any note;

          (4)   waive a Default or Event of Default in the payment of principal of, or interest or premium, or Liquidated Damages, if any, on, the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the then outstanding notes and a waiver of the payment default that resulted from such acceleration);

          (5)   make any note payable in money other than that stated in the notes;

          (6)   make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, or interest or premium or Liquidated Damages, if any, on, the notes;

          (7)   waive a redemption payment with respect to any note (other than a payment required by one of the covenants described above under the caption "—Repurchase at the Option of Holders");

          (8)   release any Guarantor from any of its obligations under its Note Guarantee or the indenture, except in accordance with the terms of the indenture; or

          (9)   make any change in the preceding amendment and waiver provisions.

        In addition, any amendment to, or waiver of, the provisions of the indenture or any security document that has the effect of releasing all or substantially all of the Collateral from the Liens securing the notes will require the consent of the holders of at least 66 2/3% in aggregate principal amount of the notes then outstanding.

        Notwithstanding the preceding, without the consent of any holder of notes, the Company, the Guarantors and the trustee may amend or supplement the indenture, the notes and the Note Guarantees and the security documents:

          (1)   to cure any ambiguity, defect or inconsistency;

          (2)   to provide for uncertificated notes in addition to or in place of certificated notes;

          (3)   to provide for the assumption of the Company's or a Guarantor's obligations to holders of notes and Note Guarantees in the case of a merger or consolidation or sale of all or substantially all of the Company's or such Guarantor's assets, as applicable;

          (4)   to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder;

          (5)   to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

          (6)   to conform the text of the indenture, the Note Guarantees, the security documents or the notes to any provision of this Description of Notes to the extent that such provision in this Description of Notes was intended to be a verbatim recitation of a provision of the indenture, the Note Guarantees, the security document or the notes;

          (7)   to provide for the issuance of additional notes in accordance with the limitations set forth in the indenture as of the date of the indenture;

          (8)   to allow any Guarantor to execute a supplemental indenture and/or a Note Guarantee with respect to the Notes; or

          (9)   to make, complete or confirm any grant of Collateral permitted or required by the indenture or any of the security documents or any release of Collateral that becomes effective as set forth in the indenture or any of the security documents.

Satisfaction and Discharge

        The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

          (1)   either:

            (a)   all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the trustee for cancellation; or

            (b)   all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the notes not delivered to the trustee for cancellation for principal, premium and Liquidated Damages, if any, and accrued interest to the date of maturity or redemption;

          (2)   no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

          (3)   the Company or any Guarantor has paid or caused to be paid all sums payable by it under the indenture; and

          (4)   the Company has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or on the redemption date, as the case may be.

        In addition, the Company must deliver an officers' certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

        The Collateral will be released from the Lien securing the notes, as provided under the caption "—Intercreditor Agreement—Release of Liens in Respect of Notes," upon a satisfaction and discharge in accordance with the provisions described above.

Concerning the Trustee

        If the trustee becomes a creditor of the Company or any Guarantor, the indenture limits the right of the trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as trustee (if the indenture has been qualified under the Trust Indenture Act) or resign.

        The holders of a majority in aggregate principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

        Anyone who receives this prospectus may obtain a copy of the Note Documents and registration rights agreement without charge by writing to InterDent Service Corporation, 222 North Sepulveda Boulevard, El Segundo, CA, 90245, Attention: Chief Financial Officer.

Book-Entry, Delivery and Form

        The exchange notes will be issued in the form of one or more notes in global form (the "Global Notes"). The Global Notes will be deposited with, or on behalf of, the Depository Trust Company ("DTC") and registered in the name of DTC or its nominee, who will be the Global Notes Holder.

        Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Investors may hold their beneficial interests in the Global Notes directly through DTC if they are participating organizations or "participants" in such system or indirectly through organizations that are participants in such system. Beneficial interests in the Global Notes may not be exchanged for notes in certificated form except in the limited circumstances described below. See "—Exchange of Global Notes for Certificated Notes."

Depository Procedures

        The following description of the operations and procedures of DTC, Euroclear System ("Euroclear") and Clearstream Banking S.A. ("Clearstream") are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. The Company takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

        DTC has advised the Company that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in those securities between the Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchaser), banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the "Indirect Participants"). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

        DTC has also advised the Company that, pursuant to procedures established by it:

          (1)   upon deposit of the Global Notes, DTC will credit the accounts of the Participants designated by the initial purchaser with portions of the principal amount of the Global Notes; and

          (2)   ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

        Except as described below, owners of interests in the Global Notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or "holders" thereof under the indenture for any purpose.

        Payments in respect of the principal of, and interest and premium, if any, and Liquidated Damages, if any, on, a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, the Company and the trustee will treat the Persons in whose names the notes, including the Global Notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither the Company, the trustee nor any agent of the Company or the trustee has or will have any responsibility or liability for:

          (1)   any aspect of DTC's records or any Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC's records or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in the Global Notes; or

          (2)   any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

        DTC has advised the Company that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe that it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or the Company. Neither the Company nor the trustee will be liable for any delay by DTC or any of the Participants or the Indirect Participants in identifying the beneficial owners of the notes, and the Company and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Exchange of Global Notes for Certificated Notes

        A Global Note is exchangeable for Certificated Notes if:

          (1)   DTC (a) notifies the Company that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, the Company fails to appoint a successor depositary;

          (2)   the Company, at its option, notifies the trustee in writing that it elects to cause the issuance of the Certificated Notes; provided that in no event shall the Regulation S Temporary Global Note be exchanged for Certificated Notes prior to (a) the expiration of the Restricted Period and (b) the receipt of any certificates required under the provisions of Regulation S; or

          (3)   there has occurred and is continuing a Default or Event of Default with respect to the notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear the applicable restrictive legend referred to in "Notice to Investors," unless that legend is not required by applicable law.

Exchange of Certificated Notes for Global Notes

        Certificated Notes may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the trustee a written certificate (in the form provided in the indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such notes. See "Notice to Investors."

Same Day Settlement and Payment

        The Company will make payments in respect of the notes represented by the Global Notes (including principal, premium, if any, interest and Liquidated Damages, if any) by wire transfer of immediately available funds to the accounts specified by DTC or its nominee. The Company will make all payments of principal, interest and premium, if any, and Liquidated Damages, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such holder's registered address. The notes represented by the Global Notes are expected to be eligible to trade in DTC's Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. The Company expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.

        Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised the Company that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC's settlement date.

Certain Definitions

        Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all defined terms used therein, as well as any other capitalized terms used herein for which no definition is provided.

        "Acquired Debt" means, with respect to any specified Person:

          (1)   Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

          (2)   Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

        "Act of Required Debtholders" means, as to any matter at any time:

          (1)   prior to the Discharge of Priority Lien Obligations, a direction in writing delivered to the Priority Lien Collateral Agent by or with the written consent of the holders of more than 50% of the sum of:

            (a)   the aggregate outstanding principal amount of Priority Lien Debt (including outstanding letters of credit whether or not then available or drawn); and

            (b)   other than in connection with the exercise of remedies, the aggregate unfunded commitments to extend credit which, when funded, would constitute Priority Lien Debt; and

          (2)   at any time after the Discharge of Priority Lien Obligations, a direction in writing delivered to the collateral agent by or with the written consent of the holders of Parity Debt representing the Required Parity Lien Debtholders.

        For purposes of this definition, (a) Secured Debt registered in the name of, or beneficially owned by, the Company or any Affiliate of the Company will be deemed not to be outstanding, and (b) votes will be determined in accordance with the provisions described above under the caption "—Intercreditor Agreement—Voting."

        "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control," as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms "controlling," "controlled by" and "under common control with" have correlative meanings.

        "Applicable Premium" means, with respect to any note on any redemption date, the greater of:

          (1)   1.0% of the principal amount of the note; or

          (2)   the excess of:

            (a)   the present value at such redemption date of (i) the redemption price of the note at December 15, 2008 (such redemption price being set forth in the table appearing above under the caption "—Optional Redemption") plus (ii) all required interest payments due on the note through December 15, 2008 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

            (b)   the principal amount of the note, if greater.

        "Asset Sale" means:

          (1)   the sale, lease, conveyance or other disposition of any assets or rights; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption "—Repurchase at the Option of Holders—Change of Control" and/or the provisions described above under the caption "—Certain Covenants—Merger, Consolidation or Sale of Assets" and not by the provisions of the Asset Sale covenant; and

          (2)   the issuance of Equity Interests in any of the Company's Restricted Subsidiaries or the sale of Equity Interests in any of its Subsidiaries.

        Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

          (1)   any single transaction or series of related transactions that involves assets having a Fair Market Value of less than $1.0 million;

          (2)   a transfer of assets between or among the Company and its Restricted Subsidiaries;

          (3)   an issuance of Equity Interests by a Restricted Subsidiary of the Company to the Company or to a Restricted Subsidiary of the Company;

          (4)   the sale or lease of products, services or accounts receivable in the ordinary course of business and any sale or other disposition of damaged, worn-out or obsolete assets in the ordinary course of business;

          (5)   the sale or other disposition of cash or Cash Equivalents;

          (6)   a Restricted Payment that does not violate the covenant described above under the caption "—Certain Covenants—Restricted Payments" or that is a Permitted Investment

          (7)   the sale or discount, in each case without recourse, of accounts receivable arising in the ordinary course of business, but only in connection with the compromise or collection of such accounts receivable;

          (8)   any good faith surrender or waiver of contract rights or the settlement, release or surrender of claims of any kind in the ordinary course of business;

          (9)   the granting of Permitted Liens; and

          (10) grants of licenses to use intellectual property in the ordinary course of business that do not materially interfere with the business of the Company and its Restricted Subsidiaries.

        "Asset Sale Offer" has the meaning assigned to that term in the indenture governing the notes.

        "Attributable Debt" means in respect of a sale and leaseback transaction, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP; provided, however, that if such sale and leaseback transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of "Capital Lease Obligation."

        "Beneficial Owner" has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular "person" (as that term is used in Section 13(d)(3) of the Exchange Act), such "person" will be deemed to have beneficial ownership of all securities that such "person" has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms "Beneficially Owns" and "Beneficially Owned" have a corresponding meaning.

        "Board of Directors" means:

          (1)   with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

          (2)   with respect to a partnership, the Board of Directors of the general partner of the partnership;

          (3)   with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and

          (4)   with respect to any other Person, the board or committee of such Person serving a similar function.

        "Borrowing Base" means, as of any date of determination based on the amounts as of the end of the most recent fiscal quarter for which internal financial statements are available, 70% of the face amount of all accounts receivable that were not more than 90 days past due and that were owned by the Company or any of its Restricted Subsidiaries or with respect to which the Company or any of its Restricted Subsidiaries had the contractual right, through a management agreement or otherwise, on behalf of the owner of such accounts receivable to collect such accounts receivable and apply collections to certain expenses, including management and other fees payable by such owner.

        "Capital Lease Obligation" means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

        "Capital Stock" means:

          (1)   in the case of a corporation, corporate stock;

          (2)   in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

          (3)   in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

          (4)   any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

        "Cash Equivalents" means:

          (1)   United States dollars;

          (2)   securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than twelve months from the date of acquisition;

          (3)   certificates of deposit and eurodollar time deposits with maturities of twelve months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any lender party to the Credit Agreement or with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of "B" or better;

          (4)   repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

          (5)   commercial paper having one of the two highest ratings obtainable from Moody's or S&P and, in each case, maturing within six months after the date of acquisition; and

          (6)   money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

        "Casualty Event" means any taking under power of eminent domain or similar proceeding and any insured loss, in each case relating to property or other assets that constituted Collateral.

        "Change of Control" means the occurrence of any of the following:

          (1)   the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Subsidiaries taken as a whole to any "person" (as that term is used in Section 13(d) of the Exchange Act) other than a Principal or a Related Party of a Principal;

          (2)   the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Parent and its Subsidiaries taken as a whole to any "person" (as that term is used in Section 13(d) of the Exchange Act) other than a Principal or a Related Party of a Principal;

          (3)   the adoption of a plan relating to the liquidation or dissolution of the Company or Parent;

          (4)   the consummation of any transaction (including, without limitation, any merger or consolidation), the result of which is that any "person" (as defined above), other than the Principals and their Related Parties, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of the Company or Parent, measured by voting power rather than number of shares;

          (5)   after an initial public offering of the Company or any direct or indirect parent of the Company (including Parent), the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors;

          (6)   after an initial public offering of Parent or any direct or indirect parent of Parent, the first day on which a majority of the members of the Board of Directors of Parent are not Continuing Directors; or

          (7)   the first day on which Parent ceases to own 100% of the outstanding Equity Interests of the Company, except as a result of a merger between Parent and the Company.

        "Change of Control Offer" has the meaning assigned to that term in the indenture governing the notes.

        "Class" means (1) in the case of Parity Lien Debt, every Series of Parity Lien Debt, taken together, and (2) in the case of Priority Lien Debt, every Series of Priority Lien Debt, taken together.

        "Collateral" means all properties and assets at any time owned or acquired by the Company or any of the Guarantors, except:

          (1)   Excluded Assets;

          (2)   any properties and assets in which the collateral agent is required to release its Liens pursuant to the provisions described above under the caption "—Intercreditor Agreement—Release of Liens on Collateral;" and

          (3)   any properties and assets that no longer secure the notes or any Obligations in respect thereof pursuant to the provisions described above under the caption "—Intercreditor Agreement—Release of Liens in Respect of Notes,"

provided that, in the case of clauses (2) and (3), if such Liens are required to be released as a result of the sale, transfer or other disposition of any properties or assets of the Company or any Guarantor, such assets or properties will cease to be excluded from the Collateral if the Company or any Guarantor thereafter acquires or reacquires such assets or properties.

        "collateral agent" means Wells Fargo Bank, National Association, in its capacity as collateral agent under the security documents, together with its successors in such capacity.

        "Consolidated Cash Flow" means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

          (1)   an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

          (2)   provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

          (3)   the Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that such Fixed Charges were deducted in computing such Consolidated Net Income; plus

          (4)   depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; minus

          (5)   non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business,

in each case, on a consolidated basis and determined in accordance with GAAP.

        Notwithstanding the preceding, the provision for taxes based on the income or profits of, and the depreciation and amortization and other non-cash expenses of, a Restricted Subsidiary of the Company will be added to Consolidated Net Income to compute Consolidated Cash Flow of the Company only to the extent that a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders, including, with respect to the Regulated Subsidiaries, regulations imposed by Governmental Authorities related to minimum capitalization.

        "Consolidated Net Income" means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

          (1)   the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or similar distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

          (2)   the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, including, with respect to the Regulated Subsidiaries, regulations imposed by Governmental Authorities related to minimum capitalization;

          (3)   the cumulative effect of a change in accounting principles will be excluded; and

          (4)   notwithstanding clause (1) above, the Net Income of any Unrestricted Subsidiary will be excluded, whether or not distributed to the specified Person or one of its Subsidiaries.

        "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of the Company or Parent, as applicable, who:

          (1)   was a member of such Board of Directors on the date of the indenture; or

          (2)   was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

        "Credit Agreement" means the credit agreement entered into by and among the Company and Wells Fargo Foothill, Inc. (which is an amendment and restatement of the loan and security agreement, dated as of June 23, 2004, among InterDent Service Corporation, Parent, Wells Fargo Foothill, Inc. and the lenders party thereto) concurrently with the closing of the offering of the notes providing for up to the lesser of $10.0 million and a borrowing base of revolving credit borrowings, including any related notes, Guarantees, collateral documents, instruments and agreements executed in connection therewith, and, in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

        "Credit Agreement Agent" means, at any time, the Person serving at such time as the "Agent" or "Administrative Agent" under the Credit Agreement or any other representative then most recently designated in accordance with the applicable provisions of the Credit Agreement, together with its successors in such capacity.

        "Credit Facilities" means, one or more debt facilities (including, without limitation, the Credit Agreement) or commercial paper facilities, in each case, with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

        "Default" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

        "Discharge of Priority Lien Obligations" means the occurrence of all of the following:

          (1)   termination or expiration of all commitments to extend credit that would constitute Priority Lien Debt;

          (2)   payment in full in cash of the principal of and interest and premium (if any) on all Priority Lien Debt (other than any undrawn letters of credit);

          (3)   discharge or cash collateralization (at the lower of (a) 105% of the aggregate undrawn amount and (b) the percentage of the aggregate undrawn amount required for release of liens under the terms of the applicable Priority Lien Document) of all outstanding letters of credit constituting Priority Lien Debt; and

          (4)   payment in full in cash of all other Priority Lien Obligations that are outstanding and unpaid at the time the Priority Lien Debt is paid in full in cash (other than any obligations for taxes, costs, indemnifications, reimbursements, damages and other liabilities in respect of which no claim or demand for payment has been made at such time).

        "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the Company to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption "—Certain Covenants—Restricted Payments." The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the indenture will be the maximum amount that the Company and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

        "Domestic Subsidiary" means any Restricted Subsidiary of the Company that was formed under the laws of the United States or any state of the United States or the District of Columbia or that guarantees or otherwise provides direct credit support for any Indebtedness of the Company.

        "equally and ratably" means, in reference to sharing of Liens or proceeds thereof as between holders of Secured Obligations within the same Class, that such Liens or proceeds:

          (1)   will be allocated and distributed first to the Secured Debt Representative for each outstanding Series of Secured Debt within that Class, for the account of the holders of such Series of Secured Debt, ratably in proportion to the principal of, and interest and premium (if any) and reimbursement obligations (contingent or otherwise) with respect to letters of credit, if any, outstanding (whether or not drawings have been made under such letters of credit) on each outstanding Series of Secured Debt within that Class when the allocation or distribution is made, and thereafter

          (2)   will be allocated and distributed (if any remain after payment in full of all of the principal of, and interest and premium (if any) and reimbursement obligations (contingent or otherwise) with respect to letters of credit, if any, outstanding (whether or not drawings have been made on such letters of credit) on all outstanding Secured Obligations within that Class) to the Secured Debt Representative for each outstanding Series of Secured Obligations within that Class, for the account of the holders of any remaining Secured Obligations within that Class, ratably in proportion to the aggregate unpaid amount of such remaining Secured Obligations within that Class due and demanded (with written notice to the applicable Secured Debt Representative, the Priority Lien Collateral Agent and the collateral agent) prior to the date such distribution is made.

        "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

        "Excluded Assets" means each of the following:

          (1)   any lease, license, contract, property right or agreement to which the Company or any Guarantor is a party or any of its rights or interests thereunder if and only for so long as the grant of a Lien under the security documents will constitute or result in a breach, termination or default under any such lease, license, contract, property right or agreement (other than to the extent that any such term would be rendered ineffective pursuant to Sections 9-406, 9-407, 9-408 or 9-409 of the Uniform Commercial Code of any relevant jurisdiction or any other applicable law or principles of equity); provided that such lease, license, contract, property right or agreement will be an Excluded Asset only to the extent and for so long as the consequences specified above will result and will cease to be an Excluded Asset and will become subject to the Lien granted under the security documents, immediately and automatically, at such time as such consequences will no longer result;

          (2)   real property acquired by the Company or any Guarantor after the date of the indenture that has a Fair Market Value not exceeding $500,000 in the aggregate, or any real property leased by the Company or any Guarantor; and

          (3)   any other property or assets in which a Lien cannot be perfected by the filing of a financing statement under the Uniform Commercial Code of the relevant jurisdiction, so long as the aggregate Fair Market Value of all such property and assets does not at any one time exceed $1.0 million.

        "Existing Indebtedness" means up to $581,000 in aggregate principal amount of Indebtedness of the Company and its Subsidiaries (other than Indebtedness under the Credit Agreement) and Indebtedness constituting earn-out obligations payable by the Company under agreements between the Company and the sellers of affiliated dental practices, in each case in existence on the date of the indenture, until such amounts are repaid.

        "Fair Market Value" means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, determined in good faith by the Board of Directors of the Company (unless otherwise provided in the indenture).

        "Fixed Charge Coverage Ratio" means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable four-quarter reference period.

        In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

          (1)   acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including any related financing transactions and including increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect (in accordance with Regulation S-X under the Securities Act) as if they had occurred on the first day of the four-quarter reference period;

          (2)   the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

          (3)   the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

          (4)   any Person that is a Restricted Subsidiary on the Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such four-quarter period;

          (5)   any Person that is not a Restricted Subsidiary on the Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period; and

          (6)   if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligation applicable to such Indebtedness if such Hedging Obligation has a remaining term as at the Calculation Date in excess of 12 months).

        "Fixed Charges" means, with respect to any specified Person for any period, the sum, without duplication, of:

          (1)   the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations in respect of interest rates; plus

          (2)   the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

          (3)   any interest on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

          (4)   the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of the Company (other than Disqualified Stock) or to the Company or a Restricted Subsidiary of the Company, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, determined on a consolidated basis in accordance with GAAP.

        "Foreign Subsidiary" means any Restricted Subsidiary of the Company that is not a Domestic Subsidiary.

        "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time.

        "Governmental Authority" means any federal, state, local, or other governmental or administrative body, instrumentality, board, department, or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body.

        "Guarantee" means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise).

        "Guarantors" means each of:

          (1)   Parent; and

          (2)   any Subsidiary of the Company that executes a Note Guarantee in accordance with the provisions of the indenture,

and their respective successors and permitted assigns, in each case, until the Note Guarantee of such Person has been released in accordance with the provisions of the indenture.

        "Hedging Obligations" means, with respect to any specified Person, the obligations of such Person under:

          (1)   interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;

          (2)   other agreements or arrangements designed to manage interest rates or interest rate risk; and

          (3)   other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices.

        "Indebtedness" means, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent:

          (1)   in respect of borrowed money;

          (2)   evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

          (3)   in respect of banker's acceptances;

          (4)   representing Capital Lease Obligations or Attributable Debt in respect of sale and leaseback transactions;

          (5)   representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed; or

          (6)   representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit, Attributable Debt and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term "Indebtedness" includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person.

        "insolvency or liquidation proceeding" means:

          (1)   any case commenced by or against the Company or any Guarantor under Title 11, U.S. Code or any similar federal or state law for the relief of debtors, any other proceeding for the reorganization, recapitalization or adjustment or marshalling of the assets or liabilities of the Company or any Guarantor, any receivership or assignment for the benefit of creditors relating to the Company or any Guarantor or any similar case or proceeding relative to the Company or any Guarantor or its creditors, as such, in each case whether or not voluntary;

          (2)   any liquidation, dissolution, marshalling of assets or liabilities or other winding up of or relating to the Company or any Guarantor, in each case whether or not voluntary and whether or not involving bankruptcy or insolvency; or

          (3)   any other proceeding of any type or nature in which substantially all claims of creditors of the Company or any Guarantor are determined and any payment or distribution is or may be made on account of such claims.

        "intercreditor agreement" means the Intercreditor Agreement, dated as of the date of the indenture, among the Company, Parent, the Credit Agreement Agent, the Priority Lien Collateral Agent, the trustee and the collateral agent, as amended, supplemented or otherwise modified from time to time.

        "Investments" means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to directors, officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Company or any Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of the Company, the Company will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Company's Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption "—Certain Covenants—Restricted Payments." The acquisition by the Company or any Subsidiary of the Company of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Company or such Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption "—Certain Covenants—Restricted Payments." Except as otherwise provided in the indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

        "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

        "Lien Sharing and Priority Confirmation" means:

          (1)   as to any Series of Parity Lien Debt, the written agreement of the holders of such Series of Parity Lien Debt, as set forth in the indenture, credit agreement or other agreement governing such Series of Parity Lien Debt, for the enforceable benefit of all holders of each existing and future Series of Priority Lien Debt, each existing and future Priority Lien Representative and each existing and future holder of Permitted Prior Liens:

            (a)   that all Parity Lien Obligations will be and are secured equally and ratably by all Parity Liens at any time granted by the Company or any Guarantor to secure any Obligations in respect of such Series of Parity Lien Debt, whether or not upon property otherwise constituting collateral for such Series of Parity Lien Debt, and that all such Parity Liens will be enforceable by the collateral agent for the benefit of all holders of Parity Lien Obligations equally and ratably;

            (b)   that the holders of Obligations in respect of such Series of Parity Lien Debt are bound by the provisions of the intercreditor agreement, including the provisions relating to the ranking of Parity Liens and the order of application of proceeds from the enforcement of Parity Liens; and

            (c)   consenting to and directing the collateral agent to perform its obligations under the intercreditor agreement and the other security documents; and

          (2)   as to any Series of Priority Lien Debt, the written agreement of the holders of such Series of Priority Lien Debt, as set forth in the credit agreement or other agreement governing such Series of Priority Lien Debt, for the enforceable benefit of all holders of each existing and future Series of Parity Lien Debt, the collateral agent and each existing and future holder of Permitted Prior Liens:

            (a)   that all Priority Lien Obligations will be and are secured equally and ratably by all Priority Liens at any time granted by the Company or any Guarantor to secure any Obligations in respect of such Series of Priority Lien Debt, whether or not upon property otherwise constituting collateral for such Series of Priority Lien Debt, and that all such Priority Liens will be enforceable by the Priority Lien Collateral Agent for the benefit of all holders of Priority Lien Obligations equally and ratably;

            (b)   that the holders of Obligations in respect of such Series of Priority Lien Debt are bound by the provisions of the intercreditor agreement, including the provisions relating to the ranking of Priority Liens and the order of application of proceeds from enforcement of Priority Liens; and

            (c)   consenting to and directing the Priority Lien Collateral Agent to perform its obligations under the intercreditor agreement and the other Priority Lien Security Documents.

        "Liquidated Damages" means all liquidated damages then owing pursuant to the registration rights agreement.

        "Moody's" means Moody's Investors Service, Inc.

        "Net Income" means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

          (1)   any gain or loss, together with any related provision for taxes on such gain (but not loss), realized in connection with: (a) any Asset Sale; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries;

          (2)   any extraordinary gain (but not loss), together with any related provision for taxes on such extraordinary gain (but not loss); and

          (3)   any fees and expenses paid by the Company or the Parent relating to the issuance of the notes, the amendment to the Credit Facility or the other transactions described in "The 2004 Transactions."

        "Net Proceeds" means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale or Casualty Event (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale or Casualty Event), net of the direct costs relating to such Asset Sale or Casualty Event, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale or Casualty Event, taxes paid or payable as a result of the Asset Sale or Casualty Event, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, and amounts required to be applied to the repayment of Indebtedness, other than Indebtedness under a Credit Facility, secured by a Lien on the asset or assets that were the subject of such Asset Sale or Casualty Event and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

        "Non-Recourse Debt" means Indebtedness:

          (1)   as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

          (2)   no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of the Company or any of its Restricted Subsidiaries (other than the Credit Agreement) to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its Stated Maturity; and

          (3)   as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries.

        "Note Documents" means the indenture, the notes, the Note Guarantees and the security documents, in each case as amended, supplemented or otherwise modified from time to time.

        "Note Guarantee" means the Guarantee by each Guarantor of the Company's obligations under the indenture and the notes, executed pursuant to the provisions of the indenture.

        "Obligations" means any principal (including reimbursement obligations with respect to letters of credit whether or not drawn), interest (including, to the extent legally permitted, all interest accrued thereon after the commencement of any insolvency or liquidation proceeding at the rate, including any applicable post-default rate, specified in the Priority Lien Documents, even if such interest is not enforceable, allowable or allowed as a claim in such proceeding), premium (if any), fees, indemnifications, reimbursements, expenses and other liabilities payable under the documentation governing any Indebtedness.

        "Parent" means InterDent, Inc., a Delaware corporation, and its successors and permitted assigns.

        "Parity Lien" means a Lien granted by a security document to the collateral agent, at any time, upon any property of the Company or any Guarantor to secure Parity Lien Obligations.

        "Parity Lien Debt" means:

          (1)   the notes issued on the date of the indenture (including any related exchange notes); and

          (2)   any other Indebtedness of the Company pursuant to additional notes under the indenture.

        "Parity Lien Obligations" means Parity Lien Debt and all other Obligations in respect thereof.

        "Permitted Business" means (a) with respect to the Company and its Restricted Subsidiaries that are not Regulated Subsidiaries, the business conducted by InterDent Service Corporation and its Subsidiaries immediately prior to the Merger and any and all business that in the good faith judgment of the Board of Directors of the Company are materially related, ancillary or complementary businesses, (b) with respect to the Company's Regulated Subsidiaries, the business conducted by such Regulated Subsidiaries immediately prior to the Merger and any alterations thereto required by applicable Governmental Authorities and (c) with respect to Parent, holding securities of the Company.

        "Permitted Investments" means:

          (1)   any Investment in the Company or in a Restricted Subsidiary of the Company that is a Guarantor;

          (2)   any Investment in Cash Equivalents;

          (3)   any Investment by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment:

            (a)   such Person becomes a Restricted Subsidiary of the Company and a Guarantor; or

            (b)   such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company that is a Guarantor;

          (4)   any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "—Repurchase at the Option of Holders—Asset Sales;"

          (5)   any acquisition of assets or Capital Stock solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of Parent;

          (6)   any Investments received in compromise or resolution of (A) obligations of trade creditors or customers that were incurred in the ordinary course of business of the Company or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer; or (B) litigation, arbitration or other disputes with Persons who are not Affiliates;

          (7)   Investments represented by Hedging Obligations;

          (8)   loans or advances to employees made in the ordinary course of business of the Company or any Restricted Subsidiary of the Company in an aggregate principal amount not to exceed $1.0 million at any one time outstanding;

          (9)   repurchases of the notes;

          (10) an Investment in a Regulated Subsidiary required by applicable law or Governmental Authority; and

          (11) other Investments in any Person other than an Affiliate of the Company having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (11) that are at the time outstanding not to exceed $2.5 million.

        "Permitted Liens" means:

          (1)   Liens held by the Priority Lien Collateral Agent securing (A) Priority Lien Debt in an aggregate principal amount not exceeding the Priority Lien Cap and (B) all related Priority Lien Obligations;

          (2)   Liens held by the collateral agent equally and ratably securing the notes to be issued on the date of the indenture and all future Parity Lien Debt and other Parity Lien Obligations;

          (3)   Liens in favor of the Company or the Guarantors;

          (4)   Liens on property of a Person existing at the time such Person is merged with or into or consolidated with the Company or any Subsidiary of the Company; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company or the Subsidiary;

          (5)   Liens on property (including Capital Stock) existing at the time of acquisition of the property by the Company or any Subsidiary of the Company; provided that such Liens were in existence prior to, such acquisition, and not incurred in contemplation of, such acquisition;

          (6)   Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

          (7)   Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant entitled "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock" covering only the assets acquired with or financed by such Indebtedness;

          (8)   Liens existing on the date of the indenture;

          (9)   Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

          (10) Liens imposed by law, such as carriers', warehousemen's, landlord's and mechanics' Liens, in each case, incurred in the ordinary course of business;

          (11) survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

          (12) Liens created for the benefit of (or to secure) the notes (or the Note Guarantees);

          (13) Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the indenture; provided, however, that:

            (a)   the new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and

            (b)   the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (x) the outstanding principal amount, or, if greater, committed amount, of the Permitted Refinancing Indebtedness and (y) an amount necessary to pay any fees and expenses, including premiums, related to such renewal, refunding, refinancing, replacement, defeasance or discharge;

          (14) Liens arising by reason of any judgment, decree or order not giving rise to an Event of Default;

          (15) bankers' Liens, right of setoff and similar Liens with respect to cash and Cash Equivalents on deposit in one or more accounts in the ordinary course of business;

          (16) leases, subleases, licenses and sublicenses granted to others in the ordinary course of business that do not materially interfere with the business of the Company and its Restricted Subsidiaries;

          (17) rights of a licensor of intellectual property;

          (18) deposits made in the ordinary course of business to secure liability to insurance carriers;

          (19) Liens arising from minimum statutory reserve requirements applicable to Regulated Subsidiaries incurred in the ordinary course of business; and

          (20) Liens incurred in the ordinary course of business of the Company or any Subsidiary of the Company with respect to obligations that do not exceed $2.5 million at any one time outstanding.

        "Permitted Payments to Parent" means, without duplication as to amounts:

          (1)   payments to the Parent to permit the Parent to pay reasonable accounting, legal and administrative expenses of the Parent when due, in an aggregate amount not to exceed $250,000 per annum; and

          (2)   for so long as the Company is a member of a group filing a consolidated or combined tax return with the Parent, payments to the Parent in respect of an allocable portion of the tax liabilities of such group that is attributable to the Company and its Subsidiaries ("Tax Payments"). The Tax Payments shall not exceed the lesser of (i) the tax liability allocated to the Company and its Subsidiaries under the principles of Treasury Regulation section 1.1552-1(a)(1) and (ii) the net amount of the relevant tax that the Parent actually owes to the appropriate taxing authority. Any Tax Payments received from the Company shall be paid over to the appropriate taxing authority within 30 days of the Parent's receipt of such Tax Payments or refunded to the Company.

        "Permitted Prior Liens" means:

          (1)   Liens described in clause (1) of the definition of "Permitted Liens;"

          (2)   Liens described in clauses (4), (5), (7), (8), (15), (16) or (17) of the definition of "Permitted Liens;"

          (3)   Liens described in clause (20) of the definition of "Permitted Liens" to the extent constituting purchase money liens that secured Permitted Debt; and

          (4)   Permitted Liens that arise by operation of law and are not voluntarily granted, to the extent entitled by law to priority over the Liens created by the Priority Lien Security Documents or the security documents.

        "Permitted Refinancing Indebtedness" means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge other Indebtedness of the Company or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

          (1)   the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith);

          (2)   such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged;

          (3)   if the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged; and

          (4)   such Indebtedness is incurred either by the Company or by the Restricted Subsidiary who is the obligor on the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged.

        "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

        "Principals" means the Beneficial Owners of Levine Leichtman Capital Partners, Inc. as of the date of the indenture.

        "Priority Lien" means a Lien granted by a Priority Lien Security Document to the Priority Lien Collateral Agent, at any time, upon any property of the Company or any Guarantor to secure Priority Lien Obligations.

        "Priority Lien Cap" means, as of any date, the principal amount outstanding under the Credit Agreement and/or the Indebtedness outstanding under any other Credit Facility, in an aggregate principal amount not to exceed the sum of the amount provided by clause (1) of the definition of Permitted Debt, as of any date, less the amount of Parity Lien Debt incurred after the date of the indenture the net proceeds of which are used to repay Priority Lien Debt. For purposes of this definition, all letters of credit will be valued at the face amount thereof, whether or not drawn and all Hedging Obligations will be valued at zero.

        "Priority Lien Collateral Agent" means Wells Fargo Foothill, Inc., in its capacity as collateral agent under the Priority Lien Security Documents, together with its successors in such capacity.

        "Priority Lien Debt" means:

          (1)   Indebtedness of the Company under the Credit Agreement that was permitted to be incurred and secured under each applicable Secured Debt Document (or as to which the lenders under the Credit Agreement obtained an officers' certificate at the time of incurrence to the effect that such Indebtedness was permitted to be incurred and secured by all applicable Secured Debt Documents);

          (2)   Indebtedness of the Company under any other Credit Facility that was permitted to be incurred and secured under each applicable Secured Debt Document; provided, in the case of any Indebtedness referred to in this clause (2), that:

            (a)   on or before the date on which such Indebtedness is incurred by the Company, such Indebtedness is designated by the Company, in an officers' certificate delivered to each Priority Lien Representative, the Priority Lien Collateral Agent and the collateral agent, as "Priority Lien Debt" for the purposes of the Secured Debt Documents;

            (b)   such Indebtedness is governed by a credit agreement or other agreement that includes a Lien Sharing and Priority Confirmation; and

            (c)   all requirements set forth in the intercreditor agreement as to the confirmation, grant or perfection of the Priority Lien Collateral Agent's Lien to secure such Indebtedness or Obligations in respect thereof are satisfied (and the satisfaction of such requirements and the other provisions of this clause (c) will be conclusively established if the Company delivers to the Priority Lien Collateral Agent and the collateral agent an officers' certificate stating that such requirements and other provisions have been satisfied and that such Indebtedness is "Priority Lien Debt"); and

          (3)   Hedging Obligations of the Company incurred to hedge or manage interest rate risk with respect to Priority Lien Debt; provided that:

            (a)   such Hedging Obligations are secured by a Priority Lien on all of the assets and properties that secure Indebtedness under the Credit Facility in respect of which such Hedging Obligations are incurred; and

            (b)   such Priority Lien is senior to or on a parity with the Priority Liens securing Indebtedness under the Credit Facility in respect of which such Hedging Obligations are incurred.

        "Priority Lien Documents" means the Credit Agreement and any other Credit Facility pursuant to which any Priority Lien Debt is incurred and the Priority Lien Security Documents.

        "Priority Lien Obligations" means the Priority Lien Debt and all other Obligations in respect of Priority Lien Debt.

        "Priority Lien Representative" means (1) the Credit Agreement Agent or (2) in the case of any other Series of Priority Lien Debt, the trustee, agent or representative of the holders of such Series of Priority Lien Debt who maintains the transfer register for such Series of Priority Lien Debt and is appointed as a representative of the Priority Debt (for purposes related to the administration of the security documents) pursuant to the credit agreement or other agreement governing such Series of Priority Lien Debt.

        "Priority Lien Security Documents" means the intercreditor agreement, each Lien Sharing and Priority Confirmation, and all security agreements, pledge agreements, collateral assignments, mortgages, deeds of trust, collateral agency agreements, control agreements or other grants or transfers for security executed and delivered by the Company or any Guarantor creating (or purporting to create) a Priority Lien upon collateral in favor of the Priority Lien Collateral Agent, in each case, as amended, modified, renewed, restated or replaced, in whole or in part, from time to time, in accordance with its terms.

        "Regulated Subsidiary" means any Subsidiary of the Company regulated by a Governmental Authority if the applicable regulations imposed by such Governmental Authority prohibit (without prior approval from such Governmental Authority) such Subsidiary from becoming a Guarantor, including, as of the date of the issuance of the notes, Capitol Dental Care, Inc, an Oregon corporation, Managed Dental Care of Oregon, an Oregon corporation, and Dedicated Dental Systems, Inc., a California corporation.

        "Related Party" means:

          (1)   any controlling stockholder, 80% (or more) owned Subsidiary, or immediate family member (in the case of an individual) of any Principal; or

          (2)   any trust, corporation, partnership, limited liability company or other entity, the beneficiaries, stockholders, partners, members, owners or Persons beneficially holding an 80% or more controlling interest of which consist of any one or more Principals and/or such other Persons referred to in the immediately preceding clause (1).

        "Required Parity Lien Debtholders" means, at any time, the holders of a majority in aggregate principal amount of all Parity Lien Debt then outstanding, calculated in accordance with the provisions described above under the caption "—Intercreditor Agreement—Voting." For purposes of this definition, Parity Lien Debt registered in the name of, or beneficially owned by, the Company or any Affiliate of the Company will be deemed not to be outstanding.

        "Required Priority Lien Debtholders" means, at any time, the holders of a majority of the sum of:

            (a)   the aggregate outstanding principal amount of Priority Lien Debt (including outstanding letters of credit whether or not then available or drawn); and

            (b)   other than in connection with the exercise of remedies, the aggregate unfunded commitments to extend credit which, when funded, would constitute Priority Lien Debt.

        For purposes of this definition, (a) Priority Lien Debt registered in the name of, or beneficially owned by, the Company or any Affiliate of the Company will be deemed not to be outstanding, and (b) votes will be determined in accordance with the provisions described above under the caption "—Intercreditor Agreement—Voting."

        "Restricted Investment" means an Investment other than a Permitted Investment.

        "Restricted Subsidiary" of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

        "S&P" means Standard & Poor's Ratings Group.

        "Secured Debt" means Parity Lien Debt and Priority Lien Debt.

        "Secured Debt Documents" means the Note Documents and the Priority Lien Documents.

        "Secured Debt Representative" means the collateral agent and each Priority Lien Representative.

        "Secured Obligations" means Parity Lien Obligations and Priority Lien Obligations.

        "security documents" means the intercreditor agreement, each Lien Sharing and Priority Confirmation, and all security agreements, pledge agreements, collateral assignments, mortgages, deeds of trust, collateral agency agreements, control agreements or other grants or transfers for security executed and delivered by the Company or any Guarantor creating (or purporting to create) a Parity Lien upon Collateral in favor of the collateral agent, in each case, as amended, modified, renewed, restated or replaced, in whole or in part, from time to time, in accordance with its terms and the provisions described above under the caption "—Intercreditor Agreement—Amendment of Security Documents."

        "Series of Parity Lien Debt" means, severally, the notes and each other issue or series of Parity Lien Debt for which a single transfer register is maintained.

        "Series of Priority Lien Debt" means, severally, the Indebtedness outstanding under the Credit Agreement and any other Credit Facility that constitutes Priority Lien Debt.

        "Series of Secured Debt" means each Series of Parity Lien Debt and each Series of Priority Lien Debt.

        "Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of the indenture.

        "Stated Maturity" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness as of the date of the indenture, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

        "Subsidiary" means, with respect to any specified Person:

          (1)   any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders' agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

          (2)   any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

        "Treasury Rate" means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to December 15, 2008; provided, however, that if the period from the redemption date to December 15, 2008, is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

        "Unrestricted Subsidiary" means any Subsidiary of the Company that is designated by the Board of Directors of the Company as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors, but only to the extent that such Subsidiary:

          (1)   has no Indebtedness other than Non-Recourse Debt;

          (2)   except as permitted by the covenant described above under the caption "—Certain Covenants—Transactions with Affiliates," is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company;

          (3)   is a Person with respect to which none of the Company or any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; and

          (4)   has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries.

        "Voting Stock" of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

        "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

          (1)   the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

          (2)   the then outstanding principal amount of such Indebtedness.

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

        In this section we summarize the material federal income tax considerations relevant to participation in the exchange offer and the ownership and disposition of exchange notes. Except as indicated below, this discussion is limited to holders of exchange notes that have held and will hold their notes as capital assets for purposes of the U.S. Internal Revenue Code. The U.S. Internal Revenue Code contains rules relating to securities held by special categories of holders, including financial institutions, certain insurance companies, broker-dealers, tax-exempt organizations, traders in securities that elect to mark-to-market, investors liable for the alternative minimum tax, investors that hold shares as part of a straddle or a hedging or conversion transaction, and U.S. holders (as defined below) whose functional currency is not the U.S. dollar. We do not discuss these rules, and holders who are in special categories should consult their own tax advisors.

        This discussion is based on the current provisions of:

  •
  the U.S. Internal Revenue Code and current and proposed regulations under the U.S. Internal Revenue Code;

  •
  the administrative policies published by the U.S. Internal Revenue Service, or IRS; and

  •
  judicial decisions;

        all of which are subject to change either prospectively or retroactively.

        We intend this discussion to be a general description of the U.S. federal income tax considerations material to the exchange offer and the exchange notes. We do not discuss U.S. state, local, foreign or other tax laws, including gift and estate tax laws, that may apply. Therefore, you should consult your own tax advisor regarding the tax consequences of participating in the exchange offer and ownership and disposition of the exchange notes.

        We have not sought and will not seek any rulings from the IRS on the matters discussed in this section. The IRS may take a different position on the tax consequences of the exchange offer and ownership and disposition of the exchange notes and that position may be sustained.

        We refer to you as a "U.S. holder" if you are a holder of the exchange notes that is:

  •
  for purposes of the U.S. Internal Revenue Code, a citizen or resident in the U.S.;

  •
  a corporation or other entity taxable as a corporation created or organized under the laws of the U.S. or any political subdivision of the U.S.;

  •
  an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust which either (1) is subject to supervision of a court within the U.S. and the control of one or more U.S. persons, or (2) has elected to be treated as a U.S. person.

        We refer to holders of exchange notes that are not "U.S. holders" as "non-U.S. holders."

        If a partnership holds exchange notes, the tax treatment of the partnership and a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership that holds notes or a partner in such a partnership, you should consult your tax advisor regarding the tax consequences of the exchange offer and ownership and disposition of the exchange notes.

Exchange Offer

        The exchange of original notes for exchange notes in the exchange offer will not be a taxable event for U.S. federal income tax purposes. As a result, you will not recognize taxable gain or loss upon your receipt of an exchange note in the exchange offer. The holding period of the exchange notes will include the holding period of the original notes that are surrendered in the exchange. The adjusted tax basis of the exchange notes will be the same as the adjusted tax basis of the original notes exchanged for the exchange notes immediately before the exchange.

U.S. Holders

        Interest.    If you are a U.S. holder, the stated interest on the notes generally will be taxable to you as ordinary income at the time that it is paid or accrued, in accordance with your method of accounting for U.S. federal income tax purposes.

        Sale, exchange or other taxable disposition of an exchange note.    As a U.S. holder, you will recognize gain or loss on the sale, retirement, redemption or other taxable disposition of an exchange note in an amount equal to the difference between (1) the amount of cash and the fair market value of other property received in exchange for the note, other than amounts received for accrued but unpaid stated interest, and (2) your adjusted tax basis in the note. Except as described below under "Market discount," any gain or loss recognized will generally be capital gain or loss. The capital gain or loss will generally be long-term capital gain or loss if you have held the note for more than one year. Otherwise, the capital gain or loss will be a short-term capital gain or loss. Long-term capital gains of certain non-corporate U.S. holders, including individuals, generally will be subject to a reduced rate of U.S. federal income tax. The deductibility of capital losses is subject to limitations.

        Market discount.    If you purchase a note (either an exchange note or an original note that you surrender in the exchange offer) for an amount that is less than the note's stated redemption price at maturity, the amount of the difference will be treated as "market discount" for U.S. federal income tax purposes, unless such difference is less than a specified de minimis amount. Under the market discount rules, you will be required to treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition of, an exchange note as ordinary income to the extent of the market discount which has not previously been included in income and is treated as having accrued on the note at the time of such payment or disposition. Market discount will be considered to accrue ratably during the period from the date of acquisition of the original note exchanged for the exchange note or the exchange note, as the case may be, to the maturity date of the exchange note, unless you elect to accrue on a constant yield method.

        You may also elect to include market discount in income currently as it accrues (on either a ratable or constant yield method). Unless you make such an election, you may be required to defer, until the maturity of the exchange note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry such exchange note or original note, as the case may be.

        Amortizable bond premium.    If you purchase a note (either an exchange note or an original note that you surrender in the exchange offer) for an amount in excess of the sum of all amounts payable on such note after the purchase date other than stated interest, you will be considered to have purchased such note at a "premium." You generally may elect to amortize the premium over the remaining term of the original note or the exchange note, as the case may be, on a constant yield method as an offset to interest when includible in income under your regular accounting method. If you do not make such an election, the premium will decrease the gain or increase the loss you otherwise would recognize on disposition of the exchange note.

        Contingent payments.    We intend to take the position that any payments of additional amounts upon the repurchase of the notes at the option of a holder in the event of a change of control (a "change of control premium") will be taxable to you as described under "Sale, exchange or other taxable disposition of an exchange note," when received or accrued in accordance with your method of accounting for U.S. federal income tax purposes. This position is based in part on the assumption that as of the date of issuance of the notes, the possibility that a change of control premium will have to be paid is a "remote" or "incidental" contingency within the meaning of applicable Treasury Regulations. Our determination that such possibility is a remote or incidental contingency is binding on you, unless you explicitly disclose that you are taking a different position to the IRS on your tax return for the year during which you acquire the note. The IRS, however, may take a different position, which could affect the timing of both your income from and the timing of our deduction of a change of control premium.

        Discharge of obligations.    Under certain circumstances, we may discharge our obligations under the indenture prior to maturity of the notes by depositing funds with the trustee under the indenture in an amount which, together with earnings thereon, will be sufficient to pay and discharge the entire amount of principal and interest due on the notes through maturity. See "Description of Notes—Satisfaction and Discharge." If we choose to exercise this right, it is possible that you will recognize income or gain at different times or in different amounts than otherwise described in this discussion of material considerations.

        Backup withholding and information reporting.    As a U.S. holder, you may be subject to information reporting and possible backup withholding. We are required to furnish to the record holders of the notes, other than corporations and other exempt holders, and to the IRS, information with respect to interest paid on the notes. If applicable, backup withholding would apply to payments of interest on, or the proceeds of a sale, exchange, redemption, retirement, or other disposition of, an exchange note, unless you (1) are a corporation or come within other exempt categories and, when required, demonstrate this fact, or (2) provide us or our agent with your taxpayer identification number, certify as to no loss of exemption from backup withholding, and otherwise comply with the backup withholding rules.

Non-U.S. Holders

        Interest.    If you are a non-U.S. holder, interest paid to you on the notes will qualify for the "portfolio interest exemption" and will not be subject to U.S. withholding tax if:

  •
  you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock;

  •
  you are not a "controlled foreign corporation" for U.S. federal income tax purposes that is related to us through stock ownership;

  •
  you are not a bank that received the note on an extension of credit made under a loan agreement entered into in the ordinary course of your trade or business; and

  •
  either (1) you, as the beneficial owner of the note, provide us or our agent with a statement, on IRS Form W-8BEN or a suitable substitute form, signed under penalties of perjury that includes your name and address and certifies that you are not a U.S. person, or (2) an exemption is otherwise established. If you hold your notes through certain foreign intermediaries or certain foreign partnerships, those foreign intermediaries or partnerships must also satisfy the certification requirements of applicable U.S. Treasury Regulations.

        If these requirements are not met, you will be subject to U.S. withholding tax at a rate of 30% on interest payments, unless you provide us with a properly executed (1) IRS Form W-8BEN or successor form claiming an exemption from or reduction in withholding under the benefit of an applicable U.S. income tax treaty or (2) IRS Form W-8ECI or successor form stating that interest paid on the note is not subject to withholding tax because it is effectively connected with the conduct of a U.S. trade or business.

        If you are engaged in a trade or business in the U.S. and interest on an exchange note is effectively connected with your conduct of that trade or business, you generally will be subject to U.S. federal income tax on that interest on a net income basis in the same manner as if you were a U.S. person as defined under the U.S. Internal Revenue Code, although you will be exempt from the 30% withholding tax, provided the certification requirements described above are satisfied. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30%, or lower rate as may be prescribed under an applicable U.S. income tax treaty, of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the U.S.

        Sale, exchange or other taxable disposition of an exchange note.    As a non-U.S. holder, gain realized by you on the sale, exchange or redemption of an exchange note (except, in the case of redemptions, with respect to accrued and unpaid interest, which would be taxable as described above) generally will not be subject to U.S. withholding tax. However, gain will be subject to U.S. tax if (1) you are an individual who is present in the U.S. for a total of 183 days or more during the taxable year in which the gain is realized and other conditions are satisfied, (2) you are subject to tax under U.S. tax laws that apply to certain U.S. expatriates; or (3) the gain is effectively connected with your conduct of a trade or business in the U.S. If you are described in clause (1) above, you will be subject to a flat 30% United States federal income tax on the gain derived from the sale, which may be offset by United States source capital losses, even though you are not considered a resident of the United States. If you are a holder described in clause (2) above, you should consult your tax advisor to determine the United States federal, state, local and other tax consequences that may be relevant to you. If your gain is described in (3) above, you generally will be subject to U.S. federal income tax on the net gain derived from the sale. If you are a corporation, then any such effectively connected gain received by you may also, under certain circumstances, be subject to the branch profits tax at a 30% rate, or such lower rate as may be prescribed under an applicable U.S. income tax treaty.

        Backup withholding and information reporting.    The amount of any interest paid to, and the tax withheld with respect to, a non-U.S. holder, must generally be reported annually to the IRS and to the non-U.S. holder, regardless of whether any tax was actually withheld.

        Payments on the notes made by us or our paying agent to noncorporate non-U.S. holders may be subject to information reporting and possibly to "backup withholding." Information reporting and backup withholding generally do not apply, however, to payments made by us or our paying agent on an exchange note if we (1) have received from you the statement described above under "Non-U.S. Holders—Interest," or you otherwise establish an exemption and (2) do not have actual knowledge or have reason to know that you are a U.S. holder.

        Payment of proceeds from a sale of an exchange note to or through the U.S. office of a broker is subject to information reporting and backup withholding unless you certify as to your non-U.S. status or otherwise establish an exemption from information reporting and backup withholding and the broker does not have actual knowledge or have reason to know that you are a U.S. holder. Payment outside the United States of the proceeds of the sale of an exchange note to or through a foreign office of a "broker," as defined in the applicable U.S. Treasury Regulations, should not be subject to information reporting or backup withholding. However, U.S. information reporting, but not backup withholding, generally will apply to a payment made outside the U.S. of the proceeds of a sale of an exchange note through an office outside the U.S. of a broker if the broker:

  •
  is a U.S. person;

  •
  is a foreign person who derives 50% or more of its gross income from the conduct of a U.S. trade or business;

  •
  is a "controlled foreign corporation" for U.S. federal income tax purposes; or

  •
  is a foreign partnership, if at any time during its taxable year, one or more of its partners are U.S. persons, as defined in U.S. Treasury Regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its taxable year, the foreign partnership is engaged in a U.S. trade or business.

        However, information reporting will not apply if (1) you certify as to your non-U.S. status or the broker has documentary evidence in its records that you are a non-U.S. holder, and certain other conditions are met or (2) an exemption is otherwise established.

        Any amounts withheld under the backup withholding regulations from a payment to you will be allowed as a refund or credit against your U.S. federal income tax liability, provided that you follow the requisite procedures.

PLAN OF DISTRIBUTION

        Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Broker-dealers may use this prospectus, as it may be amended or supplemented from time to time, in connection with the resale of exchange notes received in exchange for old notes where the broker-dealer acquired the old notes as a result of market-making activities or other trading activities. We have agreed that, starting at the expiration date of the exchange offer and ending 180 days after the expiration date, or such shorter period ending when all exchange notes held by broker-dealers have been sold, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

        We will not receive any proceeds from any sale of exchange notes by broker-dealers or any other persons. Broker-dealers may sell exchange notes received by them for their own account pursuant to the exchange offer from time to time in one or more transactions:

  •
  in the over-the-counter market;

  •
  in negotiated transactions;

  •
  through the writing of options on the exchange notes; or

  •
  through a combination of the above methods of resale,

at market prices prevailing at the time of resale, at prices related to the prevailing market prices or negotiated prices. Broker-dealers may resell exchange notes directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer and/or the purchasers of the exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on any resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        We have agreed to pay certain expenses incident to the exchange offer (including the reasonable expenses of one counsel for the holders of old notes), other than commissions and concessions of any broker-dealer. We also will provide indemnification against specified liabilities, including liabilities that may arise under the Securities Act, to holders of old notes in the exchange offer for exchange notes.

        By its acceptance of the exchange offer, any broker-dealer that receives exchange notes pursuant to the exchange offer agrees to notify us before using the prospectus in connection with the sale or transfer of exchange notes. The broker-dealer further acknowledges and agrees that, upon receipt of notice from us of the happening of any event which:

  •
  makes any statement in the prospectus untrue in any material respect; or

  •
  requires the making of any changes in the prospectus to make the statements in the prospectus not misleading,

which notice we agree to deliver promptly to the broker-dealer, the broker-dealer will suspend use of the prospectus until we have notified the broker-dealer that delivery of the prospectus may resume and have furnished copies of any amendment or supplement to the prospectus to the broker-dealer.

LEGAL MATTERS

        The validity of the notes and certain legal matters in connection with this offering will be passed upon for us by Morrison & Foerster LLP, Los Angeles, California. With respect to all matters of Washington and Oregon law, Morrison & Foerster LLP will rely on the opinion of Stoel Rives LLP, Portland, Oregon.

EXPERTS

        The consolidated financial statements of InterDent, Inc. as of December 31, 2004 and the year then ended included in this prospectus have been audited by Grant Thornton LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The financial statements as of December 31, 2003 and September 30, 2003 and for the three months ended December 31, 2003, nine months ended September 30, 2003, and year ended December 31, 2002 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN OBTAIN MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to the new notes being offered hereby. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. You may also read and copy any document we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain further information about the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. Our SEC filings are also available to the public over the Internet at the SEC's web site at http://www.sec.gov, which contains reports, proxy statements and other information regarding registrants like us that file electronically with the SEC. Information contained on any web site referenced in this prospectus is not incorporated by reference herein. Our SEC filings are also available to the public from commercial document retrieval services.

Report of Independent Registered Public Accounting Firm

Board of Directors
InterDent, Inc. and Subsidiaries

        We have audited the accompanying consolidated balance sheet of InterDent, Inc. and Subsidiaries (the "Company") as of December 31, 2004, and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of InterDent, Inc. and Subsidiaries as of December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/  GRANT THORNTON LLP

Los Angeles, California
March 30, 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors
InterDent, Inc. and Subsidiaries

        We have audited the accompanying consolidated balance sheets of InterDent, Inc. (the Reorganized Company) as of December 31, 2003 and September 30, 2003, and the related consolidated statements of operations, shareholders' equity and cash flows for the three months ended December 31, 2003 (Reorganized Company operating period). We have also audited the consolidated statements of operations, shareholders' equity (deficit) and cash flows of the Predecessor Company for the nine-month period ended September 30, 2003, and the year ended December 31, 2002 (Predecessor Company's operating periods). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit procedures included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of InterDent, Inc. at December 31 and September 30, 2003 (Reorganized Company) and the consolidated results of its operations and its cash flows for the three months ended December 31, 2003 (Reorganized operating period) and the nine months ended September 30, 2003, and the year ended December 31, 2002 (Predecessor Company operating periods), in conformity with accounting principles generally accepted in the United States.

        As discussed in Note 6 to the consolidated financial statements, effective January 1, 2002, the Predecessor Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

                          /s/  ERNST & YOUNG LLP

Los Angeles, California
April 16, 2004

InterDent, Inc. and Subsidiaries

Consolidated Balance Sheets

(Dollars in thousands, except share data)

	Reorganized Company
	December 31, 2004	December 31, 2003	September 30, 2003
Assets
Current assets:
Cash and equivalents	$—	$2,736	$6,114
Accounts receivable—net of allowances of $3,962 and $4,425 at December 31, 2003 and September 30, 2003	13,857	14,797	15,512
Receivable from professional associations	—	331	413
Supplies inventory	5,791	4,610	4,263
Prepaid expenses and other current assets	5,073	3,188	4,119

Total current assets	24,721	25,662	30,421
Property and equipment, net	17,970	15,719	16,236
Goodwill	75,055	77,609	78,121
Intangible assets, net	17,607	18,325	18,760
Other Assets	6,628	1,643	1,681

Total assets	$141,981	$138,958	$145,219

Liabilities
Current liabilities:
Accounts payable	$3,424	$3,990	$4,613
Accrued payroll and related costs	9,363	9,141	11,395
Other current liabilities	12,116	11,337	17,528
Current portion of long-term debt and capital lease obligations	662	6,256	4,031

Total current liabilities	25,565	30,724	37,567
Capital lease obligations, net of current portion	336	479	512
Long-term debt, net of current portion	80,000	31,737	34,437
Mandatorily redeemable preferred stock	3,500	—	—
Other long-term liabilities	1,078	6,640	3,929

Total long-term liabilities	84,914	38,856	38,878

Total liabilities	110,479	69,580	76,445
Shareholders' equity
Convertible preferred stock, $0.001 par value, 281,679 shares authorized:
Class A 229,007 shares authorized, 1,000 and 229,007 issued and outstanding in 2004 and 2003, respectively	—	39,793	39,793
Class B 52,672 shares authorized, issued and outstanding in 2004 and 2003	8,650	8,650	8,650
Common stock, $0.001 par value, 981,679 shares authorized:
Class A 229,007 shares authorized, zero shares issued and outstanding in 2004 and 2003	—	—	—
Class B 52,672 shares authorized, zero shares issued and outstanding in 2004 and 2003	—	—	—
Class C 700,000 shares authorized; 105,521 and 100,521 shares issued and outstanding at December 31, 2004 and 2003, respectively and 100,000 shares issued and outstanding at September 30, 2003	—	—	—
Additional paid-in capital	21,565	20,403	20,331
Retained earnings	1,287	532	—

Total shareholders' equity	31,502	69,378	68,774

Total liabilities and shareholders' equity	$141,981	$138,958	$145,219

See accompanying notes to financial statements.

InterDent, Inc. and Subsidiaries

Consolidated Statements of Operations

(Dollars in thousands, except share data)

	Reorganized Company		Predecessor Company
	Year Ended December 31, 2004	Three Months Ended December 31, 2003	Nine Months Ended September 30, 2003	Year Ended December 31, 2002
Revenues:
Dental practice net patient service revenue	$210,460	$51,712	$170,415	$248,563
Net management fees	677	55	645	781
Licensing and other fees	1,065	12	521	720

Total revenues	212,202	51,779	171,581	250,064
Operating expenses:
Clinical salaries, benefits and provided costs	102,552	25,071	84,267	121,717
Practice non-clinical salaries and benefits	30,171	7,516	23,394	32,979
Dental supplies and lab expense	22,972	5,287	19,416	26,727
Practice occupancy	13,006	3,267	10,328	13,597
Practice selling, general and administrative expenses	14,821	3,536	10,891	14,320
Provision for doubtful accounts	2,192	895	4,995	8,672
Corporate selling, general and administrative expenses	9,065	2,081	7,981	11,441
Stock compensation expense	21	—	—	147
Corporate restructure and merger costs	305	—	12,538	—
Loss (gain) on extinguishment of debt	(2,457)	—	(3,662)	2,604
Loss (gain) on dental location dispositions and impairment of long lived assets	3,595	—	1,173	(1,035)
Depreciation and amortization	5,464	1,358	2,839	4,035

Total operating expenses	201,707	49,011	173,660	235,204

Operating income (loss)	10,495	2,768	(2,079)	14,860
Non-operating income (expense)
Interest income	12	2	10	124
Interest expense	(2,989)	(772)	(12,551)	(22,495)
Reorganization gain	—	—	71,540	—
Other income	3	20	1,115	11
Other expense	(350)	(243)	(47)	(596)
Non operating income (expense), net	(3,324)	(993)	60,067	(22,956)
Income (loss) before income taxes and cumulative effect of a change in accounting principle	7,171	1,775	57,988	(8,096)
Provision for income taxes	2,798	700	—	—

Income (loss) before cumulative effect of a change in accounting principle	4,373	1,075	57,988	(8,096)
Cumulative effect of a change in accounting principle	—	—	—	(89,000)

Net income (loss)	$4,373	$1,075	$57,988	$(97,096)

See accompanying notes to financial statements

InterDent, Inc. and Subsidiaries

Consolidated Statements of Shareholders' Equity

(Dollars in thousands, except share data)

	Preferred Stock	Common Stock	Additional Paid in Capital	Notes Receivable	Retained Earnings (Accumulated Deficit)	Total Shareholders' Equity (Deficit)
Predecessor Company:
December 31, 2002	$11,689	$4	$77,853	$(206)	$(179,320)	$(89,980)
Interest on note receivable	—	—	—	(4)	—	(4)
Common stock canceled with note payment	—	—	—	210	—	210
Net loss prior to application of Fresh Start and Plan of Reorganization	—	—	—	—	(13,552)	(13,552)

Balance prior to application of Fresh Start	11,689	4	77,853	—	(192,872)	(103,326)
Cancellation of Predecessor Company equity and application of Fresh Start Accounting	$(11,689)	$(4)	$(77,853)	$—	$192,872	$103,326

Reorganized Company:
Issuance of Common Stock under Plan of Reorganization	$—	$—	$16,948	$—	$—	$16,948
Issuance of Preferred Stock under Plan of Reorganization	48,443	—	—	—	—	48,443
Fair value of warrants issued under Plan of Reorganization	—	—	3,383	—	—	3,383

Balance at October 1, 2003	48,443	—	20,331	—	—	68,774
Sale of common stock	—	—	72	—	—	72
Dividends on preferred stock	—	—	—	—	(543)	(543)
Net income	—	—	—	—	1,075	1,075

Balance at December 31, 2003	48,443	—	20,403	—	532	69,378
Share based compensation	—	—	21	—	—	21
Dividends on preferred stock	—	—	—	—	(2,477)	(2,477)
Net income	—	—	—	—	4,373	4,373

Balance prior to accounting for merger	48,443	—	20,424	—	2,428	71,295
Cancellation of preferred stock	(39,793)	—	—	—	—	(39,793)
Elimination of retained earnings acquired	—	—	1,141	—	(1,141)	—

Balance December 31, 2004	$8,650	$—	$21,565	$—	$1,287	$31,502

See accompanying notes to financial statements

InterDent, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(Dollars in thousands, except share data)

	Reorganized Company		Predecessor Company
	Year Ended December 31, 2004	Three Months Ended December 31, 2003	Nine Months Ended September 30, 2003	Year Ended December 31, 2002
Operating activities
Net income (loss)	$4,373	$1,075	$57,988	$(97,096)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Cumulative effect of a change in accounting principle	—	—	—	89,000
Depreciation and amortization	5,464	1,358	2,839	4,035
Loss (gain) loss on dental location dispositions	3,595	—	—	(1,035)
Loss on disposal of assets	520	241	841	601
Change in deferred taxes and income tax payable	2,742	700	—	—
Non-cash restructuring items	—	—	(67,989)	—
Gain on extinguishment of debt	(2,457)	—	(3,662)	—
Notes and warrants issued or accrued for debt fees and interest payment-in-kind	—	—	4,784	11,667
Interest amortization on deferred financing costs and discounted debt	193	33	1,819	4,022
Amortization of stock compensation expense	21	—	—	—
Recognition of deferred revenues	(329)	(129)	—	—
Interest income on shareholder notes	—	—	(4)	(22)
Changes in assets and liabilities:
Accounts receivable, net	792	664	2,377	4,485
Receivable from professional associations	187	50	(261)	429
Supplies inventory	(621)	(347)	(44)	(828)
Prepaid expenses and other current assets	(2,506)	900	(285)	178
Other assets	(82)	38	280	(247)
Accounts payable	(1,475)	(623)	(490)	(2,943)
Accrued payroll and related costs	238	(2,254)	2,677	(282)
Other liabilities	1,012	(6,658)	4,657	279

Net cash provided by (used in) operating activities	11,667	(4,952)	5,527	12,243
Investing activities
Purchase of property and equipment	(6,481)	$(550)	$(1,405)	$(1,593)
Cancellation of shareholder notes receivable	—	—	210	—
Cash paid for acquisition of preferred stock and earn-outs, including direct costs	(48,337)	(440)	(519)	(1,591)
Net proceeds from disposition of subsidiary and dental locations	924	—	—	1,407

Net cash used in investing activities	(53,894)	(990)	(1,714)	(1,777)

Financing activities
Proceeds from issuance of senior secured notes	$80,000	$—	$—	$—
Proceeds from issuance of mandatorily redeemable preferred stock	3,500	—	—	—
Borrowings on 2004 Term Loan	22,500	—	—	—
Payments on 2004 Term Loan	(22,500)	—	—	—
Payments on term loan	(32,643)	(200)	(261)	(4,572)
Net borrowings (payments) on revolver	(4,500)	3,000	1,500	—
Payments of long-term debt and obligations under capital leases	(1,318)	(308)	(1,837)	(8,577)
Payments of deferred financing costs	(5,548)	—	(116)	(1,444)
Proceeds from issuance of common and preferred stock	—	72	—	4
Net payments related to warrants, options and put rights	—	—	(26)	(25)

Net cash provided by (used in) financing activities	39,491	2,564	(740)	(14,614)

(Decrease) increase in cash and cash equivalents	(2,736)	(3,378)	3,073	(4,148)
Cash and cash equivalents, beginning of period	2,736	6,114	3,041	7,189

Cash and cash equivalents, end of period	$—	$2,736	$6,114	$3,041

Supplemental disclosures of cash flow information:
Cash paid during period, net:
Interest	$2,593	$1,161	$7,161	$8,479
Income taxes	534	—	—	—
Non-cash financing and investing activities:
Non-redemption of redeemable common stock	—	—	—	946
Notes issued upon redeemable common stock	—	—	—	25
Warrants issued in connection with transactions	—	—	3,388	—
Notes issued as debt fees and interest payments in kind	—	—	—	4,352
Effect of acquisitions:
Issuance of long-term debt in connection with earn-out obligations	—	—	684	3,718

See accompanying notes to financial statements

InterDent, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1. Organization

Overview

        InterDent, Inc. (InterDent or the Company), through its subsidiaries, provides dental practice management services to multi-specialty group dental practices in the United States. We do not engage in the practice of dentistry, but rather work with affiliated dental practices to jointly provide dental services to their patients. We enter into management services agreements (MSAs) with these affiliated dental practices or professional corporations or associations (PAs) and provide them, on an exclusive basis, with management and administrative services. As of December 31, 2004, we provided management services to 123 affiliated dental practices employing approximately 700 general dentists, specialists and hygienists in Arizona, California, Hawaii, Kansas, Nevada, Oklahoma, Oregon and Washington.

Merger

        On December 15, 2004, the then majority shareholders of the Company sold all of their Class A Preferred Stock in the Company to IDI Acquisition Corp. (IDI) for $47.5 million in cash. IDI was a wholly owned subsidiary of the Company's then minority shareholder and was formed solely to facilitate this transaction. As a result of this and other related transactions, the minority shareholder became the new majority shareholder of the Company. In connection with the sale of the stock by the then majority shareholder, the following occurred on December 15, 2004:

  •
  IDI issued $80.0 million of 10 3/4% Senior Secured Notes Due 2011 (the Senior Secured Notes). The proceeds were used primarily to acquire the Class A Preferred Stock and pay down the outstanding balances on the 2004 Credit Facility. See Note 9 for further discussion.

  •
  The Company cancelled substantially all of the Class A Preferred Stock acquired by IDI. The remaining Class A Preferred Stock outstanding was transferred to the new majority shareholder. See Note 10 for further discussion.

  •
  IDI merged with and into InterDent Service Corporation (ISC), a wholly owned subsidiary of the Company, with ISC being the surviving corporation following the merger.

  •
  The 2004 Credit Facility was amended to eliminate the Term Note and reset the Revolver commitment to $10.0 million (as amended the Senior Revolving Credit Facility). See Note 9 for further discussion.

  •
  The Company issued 5,000 shares of Class C Common Stock and a warrant to purchase 95,000 shares of the Class C Common Stock to the new majority shareholder. See Note 10 for further discussion.

  •
  The Class E and F Warrants were not exercised pursuant to the "bring along" provisions of the shareholders agreement and were cancelled.

        The merger was completed on December 15, 2004 and for financial reporting purposes was accounted for effective December 31, 2004. The merger and related transaction resulted in a change in control of the Company as defined by the Emerging Issues Task Force of the Financial Accounting Standards Board (EITF) abstract 88-16, "Basis in Leveraged Buyout Transactions" (EITF 88-16). The Consolidated financial statements at December 31, 2004 have been prepared in accordance with EITF 90-12 "Allocating Basis to Individual Assets and Liabilities for Transactions within the Scope of Issue No. 88-16" (EITF 90-12). Under the provisions of EITF 90-12 the fair value of the post merger company is allocated to its assets and the liabilities in a manner similar to accounting for a step acquisition.

        The aggregate purchase price for the Class A Preferred Stock was $45.6 million which includes $47.5 million in cash and $0.5 million in transaction costs less $2.5 million related to cancellation of accumulated but unpaid dividends on the Class A Preferred Stock. The following represents the allocation of the purchase price (in thousands):

December 31, 2004
Supplies inventory	$633
Property and equipment	411
Intangible assets	1,022
Goodwill	3,706

Total allocated to step up in basis	5,772
Redemption of Class A Preferred Stock	39,793

Total purchase price	$45,565

        Consistent with EITF 90-12, the change in control created a new entity and a portion of the retained earnings has been eliminated. Additionally, the assets and liabilities are shown net of any allowances, accumulated depreciation or amortization as of December 31, 2004.

        Pro forma financial information summarizing the results of operations as if the acquisition of Preferred Stock had occurred at the beginning of 2004 is not presented as the differences between actual results and pro forma results are not significant.

Reorganization

        As further discussed in Note 2, on May 9, 2003 (the Petition Date), InterDent, Inc. and ISC (collectively the Debtors) filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code (the Bankruptcy Code) in the United States Bankruptcy Court for the Central District of California located in Santa Ana, California (the Bankruptcy Court). On October 9, 2003 (the Effective Date), the Debtors emerged from the Bankruptcy Court proceedings pursuant to the terms of their Second Amended Joint Chapter 11 Plan of Reorganization (the Plan of Reorganization). Accordingly, the accompanying consolidated financial statements have been prepared in accordance with Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code," (SOP 90-7). Also discussed in Note 2, the Company implemented Fresh Start accounting under the provisions of SOP 90-7 (Fresh Start). Under Fresh Start, the fair value of the reorganized Company was allocated to its assets and liabilities, and its accumulated deficit was eliminated. Because of this, the Predecessor Company financial statements are not comparable to the financial statements of the Reorganized Company.

2. Reorganization

Emergence from Chapter 11 Bankruptcy Proceedings

        On the Effective Date, the Debtors consummated their Plan of Reorganization and emerged from their Chapter 11 reorganization proceedings with a significantly restructured balance sheet. The consummation of the Plan of Reorganization resulted in the following changes in the Company's capital structure:

  •
  The conversion of $37.7 million of loans under its pre-petition Senior Secured Debt into outstanding principal of an amended and restated credit agreement (the Credit Facility);

  •
  The conversion of $47.1 million of Senior Secured Debt into Preferred Stock of the Company (Preferred Stock);

  •
  The conversion of $44.2 million of Senior Subordinated Debt into Common Stock of the Company (Common Stock);

  •
  The extinguishment of $43.5 million due under its unsecured Convertible Subordinated Notes and certain unsecured notes and other general unsecured obligations of the Company;

  •
  The cancellation of all of the outstanding shares and interests in its pre-petition preferred stock and pre-petition common stock; and

  •
  The issuance of warrants to purchase up to 126,210 shares, or approximately 10% of the authorized Common Stock of the Reorganized Company.

        Additionally, the Company entered into a revolving credit loan agreement (Revolver) that allowed the Company to borrow up to $7.5 million for working capital purposes. The Credit Facility and Revolver were refinanced in June 2004—see Note 9 for further discussion.

  Fresh Start Accounting

        The Company adopted Fresh Start during the third quarter of 2003. Under SOP 90-7, the implementation of Fresh Start reporting is triggered in part by the emergence of the Debtors from the Chapter 11 proceedings. Although the Effective Date of the Plan of Reorganization was October 9, 2003, due to the immateriality of the results of operations for the period between September 30, 2003 and the Effective Date, the Company accounted for the consummation of the Plan of Reorganization as if it had occurred on September 30, 2003 and implemented Fresh Start reporting as of that date. Fresh Start requires that the Company adjust the historical cost of its assets and liabilities to their fair value at the effective date. The fair value of the Reorganized Company, or the reorganization value, of approximately $145.2 million was determined based on the sum of the negotiated enterprise value of the Reorganized Company and any liabilities that were outstanding after final negotiations and Bankruptcy Court approval. The Company engaged an independent appraiser to assist in determining the valuation of the Company. The independent appraiser used various valuation techniques to develop a range of enterprise values as a basis for negotiations between the Company and the senior debt holders of the Predecessor Company. The final enterprise value used in the reorganization was the result of significant negotiations between the senior debt holders of the Predecessor Company and the Company. The Reorganized Company's capital structure included $37.7 million of debt outstanding under the Credit Facility, $48.4 million of Preferred Stock, $20.3 million of Common Stock and warrants, and $38.7 million of other liabilities that were not eliminated or discharged under the Plan of Reorganization.

        Fresh Start requires that the reorganization value be allocated to the entity's net assets in conformity with procedures specified by Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," (SFAS 141). The Company engaged an independent valuation firm to assist in the allocation of the reorganization value to the reorganized Company's intangible assets. A reconciliation of the adjustments that have been recorded in connection with the Plan of Reorganization and adopting Fresh Start is presented below (in thousands):

	Predecessor Company September 30, 2003	Reorganization		Fresh Start Adjustments		Reorganized Company
Assets
Current assets:
Cash and equivalents	$6,114	$—		$—		$6,114
Accounts receivable, net	15,512	—		—		15,512
Receivable from professional associations	413	—		—		413
Supplies inventory	4,263	—		—		4,263
Prepaid expenses and other current assets	4,119	—		—		4,119

Total current assets	30,421					30,421
Property and equipment, net	16,236	—		—		16,236
Goodwill and other intangibles, net	61,457	—		35,424		96,881
Other Assets	1,681	—		—		1,681

Total assets	$109,795	$—		$35,424		$145,219

Liabilities
Current liabilities:
Accounts payable	$4,613	$—		$—		$4,613
Accrued Payroll and related costs	11,395	—		—		11,395
Other current liabilities	15,301	2,227	(c)	—		17,528
Current portion of long-term debt and capital lease obligations	177,447	(173,416	)(a)	—		4,031

Total current liabilities	208,756	(171,189)		—		37,567
Capital lease obligations, net of current portion	512	—		—		512
Long-term debt, net of current portion	781	33,656	(b)	—		34,437
Other long-term liabilities	3,072	857	(c)	—		3,929

Total long-term liabilities	4,365	34,513		—		38,878

Total liabilities	213,121	(136,676)		—		76,445
Shareholders' Equity (Deficit)
Predecessor Company:
Convertible preferred stock—Series D	11,689	(11,689	)(a)	—		—
Common stock	4	(4	)(a)	—		—
Reorganized Company:
Preferred stock—Class A	—	39,793	(b)	—		39,793
Preferred stock—Class B	—	8,650	(b)	—		8,650
Common stock—Class A	—	—		—		—
Additional paid in capital	77,853	(57,522	)(a/b)	—		20,331
Accumulated deficit	(192,872)	157,448	(e)	35,424	(d)	—

Total shareholders' equity (deficit)	(103,326)	136,676		35,424		68,774

Total liabilities and shareholders' equity	$109,795	$—		$35,424		$145,219

(a)
To record discharge of pre-petition indebtedness, including $84.8 million senior secured debt, $44.2 million senior subordinated debt, $47.1 million of subordinated convertible notes and certain other subordinated notes and the elimination of all pre-petition preferred and common stock, all in accordance with the Plan of Reorganization.

(b)
To record the outstanding principal under the Credit Agreement, the issuance of New Common Stock, New Preferred Stock and warrants, in accordance with the Plan of Reorganization.

(c)
To record assumption of liabilities related to execution of the Plan of Reorganization.

(d)
To eliminate accumulated deficit according to SOP 90-7.

(e)
Net reorganization gain on September 30, 2003 consisted of the following:

Gain on cancellation of debt	$71,540
Cancellation of predecessor equity deficiency	85,908

$157,448

Completion of Plan of Reorganization

        The Debtors have resolved all claims against their estate. In accordance with our confirmed Plan of Reorganization, the Predecessor Company established a $0.9 million fund to satisfy all allowed general unsecured claims. On January 26, 2005 the Debtor's were granted a Final Decree and Order Closing the Case by the Bankruptcy Court. In March 2005, the Company distributed the funds for allowed general unsecured claims, officially completing the Debtor's Plan of Reorganization.

3. Summary of Significant Accounting Policies

Basis of presentation

        The consolidated financial statements include the accounts of the Company, its subsidiaries and PA's that qualify for consolidation under EITF abstract 97-2 "Application of FASB Statement No. 94 and APB Opinion No. 16 to Physician Practice Entities and Certain Other Entities with Contractual Management Arrangements" (EITF 97-2). All significant intercompany transactions have been eliminated. For financial reporting purposes, EITF 97-2 mandates the consolidation of physician practice activities with the dental practice management company (DPM) when the Company can demonstrate that it has establish a controlling financial interest in the PA, even though the DPM does not have a direct equity investment in the PA. In order to establish a controlling financial interest, EITF 97-2 requires the DPM meet the following requirements:

  •
  the term of the MSA be for a period of 10 years or more and generally be non-cancelable by the PA;

  •
  the DPM have control over the decision making related to operations of the practice (except for the dispensing of medical services), practice compensation of the medical professional and the ability to participate in the employment process of the medical professionals;

  •
  the DPM have significant financial interest in the PA where the interest can be unilaterally sold or transferred by the DPM; and

  •
  the DPM has the right to receive income in an amount that fluctuates based on the performance of the operations.

        The Company provides management services to the PAs under long-term MSAs that generally have an initial term of 40 years and not terminable by the PA except in certain circumstances. Under the provisions of the MSAs, the Company owns the non-professional assets at the affiliated practice locations, including equipment and instruments, bills and collects patient receivables, and provides all administrative and management support services to the PAs. These administrative and management support services include: financial, accounting, training, efficiency and productivity enhancement, recruiting, marketing, advertising, purchasing, and related support personnel. As compensation for services provided under the MSAs, we receive management fees from our affiliated dental practices. The management fee is equal to reimbursement of expenses incurred in the performance of our obligations under the MSAs, plus an additional fee equal to a percentage of the net revenue—typically the excess after expenses—of the affiliated dental practices. The PAs employ the dentists and the hygienists while the Company employs all administrative personnel.

        Simultaneous with the execution of an MSA with each PA, the Company also entered into a shares acquisition agreement (SSA). The Company has the right to designate the purchaser (successor dentist) to purchase from the PA shareholders all the shares of the PA for a nominal price, typically $1,000 or less. Under these SAAs, the Company has the unilateral right to establish or effect a change in the PA shareholder, at will, and with out consent of the PA shareholder, on an unlimited basis.

        All of the agreements with PAs meet the requirements for consolidation under EITF 97-2 except for the agreements with 2 PAs in 2004 and 3 PAs in 2003 and 2002.

Net revenues

        Dental practice net patient service revenue (Net Patient Revenue) represents the consolidated revenue of the affiliated PAs and is recorded when the related work is completed. Revenue is recorded at the estimated net realizable amount to be received from patients, third party payors and others, net of contractual adjustments.

        Net Patient Revenue includes amounts received under capitated managed care contracts from certain wholly-owned subsidiaries that are subject to regulatory review and oversight by various state agencies. The subsidiaries are required to, among other things, file statutory financial statements with the state agencies and maintain minimum tangible net equity balances and restricted deposits. The Company is in compliance with such requirements as of December 31, 2004. Total revenues subject to regulatory review and oversight by various state agencies were as follows:

  •
  $ 36.6 million for the year ended December 31, 2004;

  •
  $ 8.3 million for the three months ended December 31, 2003;

  •
  $ 27.6 million for the nine months ended September 30, 2003; and

  •
  $ 49.5 million for the year ended December 31, 2002.

        In 2004, the Company conformed its revenue recognition policy for multi-visit procedures to recognize revenue upon completion of such procedures consistently across the Company. Previously, the Company applied two generally accepted methods to recognize revenue (1) on the initial visit, when a significant amount of the work is performed; or (2) at a subsequent visit when the procedure is completed. The conforming of the revenue recognition policy resulted in a one time difference of approximately $1.9 million in revenue. The revenue and related expenses and represents revenue and related expenses that would have been recognized at the initial visit under the Company's old policy but were recognized at completion under the Company's new policy.

Cash and cash equivalents

        The Company considers all highly liquid investments with a maturity date at acquisition of three months or less to be cash equivalents.

Accounts receivable

        Accounts receivable principally represent Net Patient Revenue due from patients and insurance carriers for dental services provided by the affiliated PAs. The amount of the allowance for doubtful accounts is based primarily upon management's assessment of historical collections, write-offs, the aging of accounts receivable, business and economic conditions and trends in private employer health care coverage. Accounts are written off when all reasonable internal and external collection efforts have been performed. The write-off process requires a write-off adjustment entry to the patient accounting system. Accounts written off as uncollectible are deducted from the allowance and subsequent recoveries are added. At December 31, 2004, accounts receivable are recorded at their expected realizable amount in accordance with the guidance provided by EITF 90-12. At December 31, 2003, the accounts receivable are reported net of an allowance for patients covered by third party payor contracts, anticipated discounts and doubtful accounts. The allowance is calculated based upon historical realization rates, the current economic environment and the age of accounts. Changes in estimated collection rates are recorded as a change in estimate in the period the change is made. There have been no material changes to our methodology for calculating the allowance during 2004, 2003 or 2002.

Supplies inventory

        Supplies consist primarily of disposable dental supplies and certain instruments located at the dental offices. Supplies are accounted for using a periodic inventory system and are stated at their estimated cost at the time the periodic inventory was taken which approximates FIFO.

Property and equipment

        Property and equipment purchased by the Company in the ordinary course of business is recorded at cost. Property and equipment of the Reorganized Company includes fresh start adjustments for property and equipment in service at the Effective Date and adjustments to reflect a partial change in basis in conformance with the application of EITF 90-12 (see Note 1 for further discussion).

        Expenditures for maintenance and repairs are charged to expense as incurred and expenditures for additions and improvements are capitalized. Equipment held under capital leases is stated at the present value of minimum lease payments at the inception of the lease. Leasehold improvements are amortized over their estimated useful life or the remaining lease period, whichever is less. Depreciation of property and equipment is recorded using the straight-line method beginning with the first full month of service over the estimated useful lives or the shorter of the related lease term.

        The estimated useful lives of property and equipment when purchased new are as follows:

Range of lives (in years)
Dental equipment	5–15
Computer equipment	3–5
Furniture, fixtures, and equipment	5–10
Vehicles	4
Buildings	40
Leasehold improvements	Shorter of the estimated useful lives or term of lease

Goodwill, Intangible and Long-Lived Assets

  Long-Lived Assets

        Long-lived assets include property and equipment, intangible assets to be held and used and goodwill resulting from reorganization value or step up in basis in excess of amounts allocable to identifiable assets. Long-lived assets, excluding goodwill and intangible assets with indefinite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount should be addressed pursuant to SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," (SFAS 144). The criteria for determining impairment for such long-lived assets to be held and used is determined by comparing the carrying value of these long-lived assets to management's best estimate of future undiscounted cash flows expected to result from the use of the assets. The Company believes that no impairment existed under SFAS 144 as of December 31, 2004. In the event that there are changes in the planned use of the Company's long-lived assets or its expected future undiscounted cash flows are reduced significantly, the Company's assessment of its ability to recover the carrying value of these assets under SFAS 144 could change.

        Goodwill and intangible assets with indefinite useful lives are tested for impairment annually during the fourth quarter, or more frequently if an event indicates that the asset might be impaired in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," (SFAS 142). The results of the annual impairment test indicated that there was no impairment of its goodwill or intangible assets with indefinite useful lives as of December 31, 2004.

  Intangible Assets

        Other intangible assets consist of patient relationships, various capitated contracts and trade names used by the Company. The intangible assets are valued at fair value as required by Fresh Start and SFAS 141 and include adjustments to reflect a partial change in basis in conformance with the application of EITF 90-12 (see Note 1 for further discussion). The patient relationships and capitated contracts are being amortized using the straight-line method over their estimated useful lives of three to six years. The trade names are determined to have an indefinite life and therefore are not subject to amortization.

  Goodwill and Intangibles of Predecessor Company

        Goodwill and indefinite lived intangible assets resulted primarily from the excess of purchase cost over the fair value of net tangible assets associated with dental practice acquisitions consummated prior to 2000. The identifiable intangibles consisted primarily of MSAs and the associated right to provide management support services to PAs.

        Effective January 1, 2002, the Predecessor Company adopted SFAS 142. The Predecessor Company performed the required transitional impairment tests of goodwill and identifiable intangibles as of January 1, 2002, and determined that the goodwill and identifiable intangibles were impaired. Accordingly, in the first quarter of 2002 the Company recognized an $89.0 million charge as a cumulative effect of a change in accounting principle to reduce the carrying value of its goodwill and identifiable intangibles to their estimated fair value based upon a theoretical purchase price allocation.

        See note 6 for further discussion of goodwill and intangible assets.

Self-insurance reserves

        In January 2003, the Company began to self-insure a significant portion of its employee medical benefit plan. The Company has limited its exposure through the use of individual and aggregate stop-loss insurance policies. Claims incurred but not reported are accrued based upon management's estimates of the aggregate liability for uninsured claims incurred using actuarial assumptions followed in the insurance industry and historical experience. The liability for claims incurred but not reported of $0.6 million is recorded in accrued payroll and related costs in the accompanying balance sheets for 2003 and 2004. Although management believes it has the ability to adequately estimate losses related to claims it is possible that actual results could differ from recorded self-insurance liabilities.

Stock-based compensation

        Effective January 1, 2003, the Company adopted the disclosure provisions of SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" (SFAS 148). This statement amends SFAS No. 123. "Accounting for Stock-Based Compensation," (SFAS 123), to provide for alternative methods of transition for voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure provisions of SFAS 123 and APB Opinion No. 28, "Interim Financial Reporting," (APB 28) to require disclosure in summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements.

        As allowed by SFAS 148, the Company has chosen to continue to account for compensation costs associated with its employee stock plan in accordance with the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees." (APB 25) adopting the disclosure-only provisions of SFAS 123. Under this method, no compensation expense is recorded if stock options are granted at an exercise price equal or greater than the fair market value of the Company's stock on the grant date. If the Company had adopted the fair value method of accounting for its stock awards the Company's pro forma results would have been as follows (in thousands):

	Reorganized Company		Predecessor Company
	Year Ended December 31, 2004	Three Months Ended December 31, 2003	Nine Months Ended September 30, 2003	Year Ended December 31, 2002
Net income (loss), as reported	$4,373	$1,075	$57,988	$(97,096)
Add: Stock-based employee compensation expense included in reported net income (loss), net of tax effect	21	—	—	147
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax effect	(80)	(161)	(386)	(7,140)

Net income (loss), pro forma	$4,314	$914	$57,602	$(104,089)

        These pro forma amounts may not be representative of future disclosures since the estimated fair value of stock options would be amortized to expense over the vesting period, and additional options may be granted in future years.

  Reorganized Company

        During the year ended December 31, 2004, the Reorganized Company granted options to purchase 8,241 shares of the Reorganized Company's stock. The fair value of the options granted during the year ended December 31, 2004 was determined using the Black-Scholes option-pricing model with the following weighted average assumptions: (a) no dividend yield on the Reorganized Company's stock, (b) expected volatility of the Reorganized Company's stock of 0%, (c) a risk-free interest rate of 2.89%; and (d) an expected option life of four years. The total estimated value of options granted during the year ended December 31, 2004, which would be amortized over the vesting period, is $0.1 million and are valued at an average per share amount of $15.92 for each underlying share.

        During the three months ended December 31, 2003, the Reorganized Company granted options to purchase 18,517 shares of the Reorganized Company's stock. The fair value of the options granted during three months ended December 31, 2003 was determined using the Black-Scholes option-pricing model with the following weighted average assumptions: (a) no dividend yield on the Reorganized Company's stock, (b) expected volatility of the Reorganized Company's stock of 0%, (c) a risk-free interest rate of 3.13%; and (d) an expected option life of five years. The total estimated value of options granted during the three months ended December 31, 2003, which would be amortized over the vesting period, is $0.4 million and are valued at an average per share amount of $21.92 for each underlying share.

  Predecessor Company

        During the nine months ended September 30, 2003, the Predecessor Company granted options to purchase 505,000 shares of the Predecessor Company's stock. The fair value of the options granted during this period was determined using the Black-Scholes option-pricing model with the following weighted average assumptions: (a) no dividend yield on the Predecessor Company's stock, (b) expected volatility of the Predecessor Company's stock of 170%, (c) a risk-free interest rate of 3.10%; and (d) an expected option life of five years. The total estimated value of options granted during 2003, which would be amortized over the vesting period is $0.094 million and are valued at an average per share amount of $0.19 for each underlying share. Upon emergence from Chapter 11, all outstanding stock options of the Predecessor Company were cancelled in accordance with the Plan of Reorganization.

        The Predecessor Company did not grant options during 2002.

        See note 11 for further discussion of stock-based compensation.

Segment reporting

        The Company operates in one principal business segment as a provider of dental practice management services to multi specialty group dental practices in the United States.

Concentration of credit risk

        Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of unsecured trade receivables. Concentration of credit risk with respect to accounts receivable is limited due to the large number of payors and geographic dispersion of the Company's trade receivable payor base.

Income taxes

        Income taxes are accounted for under the liability method in accordance with SFAS No. 109, "Accounting for Income Taxes" (SFAS 109). Under the liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributed to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis.

        During the year ended December 31, 2004 and the three months ended December 31, 2003, the Company utilized $2.7 million and $0.7 million of pre-emergence deferred tax assets. Such utilization reduced the valuation allowance previously established and benefit realized is required to reduce reorganization value in excess of amounts allocable to identifiable assets and other intangibles until exhausted under FASB 109 and SOP 90-7. Accordingly, we recorded these adjustments to Goodwill in the consolidated balance sheets as of December 31, 2004 and 2003.

New accounting pronouncements

Consolidation of Variable Interest Entities

        In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities," an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements" (FIN 46). FIN 46 applies to any business enterprise that has a controlling interest, contractual relationship or other business relationship with a variable interest entity ("VIE") and establishes guidance for the consolidation of VIEs that function to support the activities of the primary beneficiary. In December 2003, the FASB completed its deliberations regarding the proposed modification to FIN 46 and issued Interpretation Number 46R, "Consolidation of Variable Interest Entities," an interpretation of ARB No. 51" (FIN 46R). The decision reached included a deferral of the effective date and provisions for additional scope exception for certain type of variable interests. The adoption of FIN 46R in January 2004 has not had a material effect on the Company's financial statements.

Share Based Payments

        In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payments" (SFAS 123R). SFAS 123R is a revision of SFAS 123 and supersedes APB 25. Among other items, SFAS 123R eliminates the use of APB 25 and the intrinsic value method of accounting, and requires companies to recognize the cost of employee services received in exchange for awards of equity instruments, based on the grant date fair value of those awards, in the financial statements. The effective date of SFAS 123R is the first reporting period beginning after June 15, 2005, which is third quarter 2005 for calendar year companies, although early adoption is allowed. However the SEC deferred the effective date of SFAS 123R for SEC registrants to the first fiscal year beginning after June 15, 2005. SFAS 123R permits companies to adopt its requirements using either a "modified prospective" method, or a "modified retrospective" method. Under the "modified prospective" method, compensation cost is recognized in the financial statements beginning with the effective date, based on the requirements of SFAS 123R for all share-based payments granted after that date, and based on the requirements of SFAS 123 for all unvested awards granted prior to the effective date of SFAS 123R. Under the "modified retrospective" method, the requirements are the same as under the "modified prospective" method, but also permits entities to restate financial statements of previous periods based on proforma disclosures made in accordance with SFAS 123.

        The Company currently utilizes a standard option pricing model (i.e., Black-Scholes) to measure the fair value of stock options granted to employees. While SFAS 123R permits entities to continue to use such a model, the standard also permits the use of a "lattice" model. The Company has not yet determined which model it will use to measure the fair value of employee stock options upon the adoption of SFAS 123R.

        SFAS 123R also requires that the benefits associated with the tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after the effective date. These future amounts cannot be estimated, because they depend on, among other things, when employees exercise stock options.

        The Company currently expects to adopt SFAS 123R in the first quarter of 2006; however, the Company has not yet determined which of the aforementioned adoption methods it will use.

Accounting for Certain Financial Instruments

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," (SFAS 150) effective at the beginning of the first interim period after June 15, 2003. SFAS 150 requires mandatorily redeemable instruments be classified as liabilities. The Company has adopted this Statement and classified its mandatorily redeemable preferred stock as a liability.

Fair value of financial assets and liabilities

        The Company estimates the fair value of its monetary assets and liabilities based upon the existing interest rates related to such assets, liabilities, and redeemable common stock compared to current market rates of interest for instruments with a similar nature and degree of risk. The Company estimates that the carrying value of all of its monetary assets and liabilities approximates fair value as of December 31, 2004 and 2003 and September 30, 2003.

Use of estimates

        In preparing the financial statements, we have made estimates and assumptions that affect the following:

  •
  Reported amounts of assets and liabilities at the date of the financial statements;

  •
  Disclosure of contingent assets and liabilities at the date of the financial statements; and

  •
  Reported amounts of revenues and expenses during the period.

        Actual results could differ from those estimates.

Reclassifications

        Certain prior year amounts have been reclassified to conform to current year reporting presentation.

4. Revenues

        The following represents amounts included in the determination of dental practice Net Patient Revenue and net management fees (in thousands):

	Reorganized Company		Predecessor Company
	Year Ended December 31, 2004	Three Months Ended December 31, 2003	Nine Months Ended September 30, 2003	Year Ended December 31, 2002
Dental practice Net Patient Revenue, all PAs	$212,198	$52,152	$171,755	$250,160
Less: Dental practice Net Patient Revenue, unconsolidated PAs	(1,738)	(440)	(1,340)	(1,597)

Reported dental practice Net Patient Revenue	$210,460	$51,712	$170,415	$248,563

Dental practice Net Patient Revenue, unconsolidated PAs	$1,738	$440	$1,340	$1,597
Less: Amounts retained by dentists	(1,061)	(385)	(695)	(816)

Reported net management fees	$677	$55	$645	$781

5. Property and Equipment

        Property and equipment consists of the following (in thousands):

	Reorganized Company
	December 31, 2004	December 31, 2003	September 30, 2003
Dental equipment	$7,550	$6,727	$6,884
Computer equipment	1,118	1,530	1,468
Furniture, fixtures, and equipment	2,168	1,708	1,723
Leasehold improvements	5,991	5,253	5,155
Vehicles	11	16	—
Land and buildings	1,132	1,006	1,006

Total property and equipment	17,970	16,240	16,236
Less: Accumulated depreciation and amortization	—	(521)	—

Property and equipment, net	$17,970	$15,719	$16,236

6. Goodwill and Intangible Assets

        As discussed in Note 2, the Company applied Fresh Start on September 30, 2003. Accordingly, the intangible assets as of September 30, 2003 were recorded at their estimated fair market values and subsequently adjusted in December 2004 in conformance with the application of EITF 90-12 (see Note 1 for further discussion).

        Goodwill and intangible assets consist of the following (in thousands):

	Reorganized Company
	December 31, 2004	December 31, 2003	September 30, 2003
Patient relationships and capitated contracts	$9,343	$10,480	$10,480
Trade names	8,200	8,200	8,200
Goodwill	75,055	77,609	78,121
Other	64	80	80

Total goodwill and intangible assets	92,662	96,369	96,881
Less:
Accumulated amortization	—	(435)	—

Goodwill and intangible assets, net	$92,662	$95,934	$96,881

        The Predecessor Company adopted SFAS 142 during 2002, which requires companies to discontinue amortizing goodwill and certain intangible assets with an indefinite useful life. Instead, SFAS 142 requires that goodwill and intangible assets deemed to have an indefinite useful life be reviewed for impairment upon adoption of SFAS 142 on January 1, 2002, and annually thereafter. Under SFAS 142, goodwill and certain intangible asset impairment are deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. Upon adoption of SFAS 142 in the first quarter of 2002, the Predecessor Company recorded a non-cash charge of $89 million to reduce the carrying value of its goodwill and certain intangible assets associated with dental practice acquisitions. Such impairment is reflected as a cumulative effect of a change in accounting principle in the accompanying Consolidated Statements of Operations. In calculating the impairment charge, the fair value of the impaired reporting unit was estimated using recent industry transactions, industry valuations, or a combination thereof.

        As discussed in note 2, the Company applied Fresh Start on September 30, 2003. Accordingly, the intangible assets as of September 30, 2003 were recorded at their fair values. The weighted average amortization period is 6.14 for Patient relationships and capitated contracts and 3.25 for Other intangible assets. In identifying the intangible assets, the Company looked to the underlying contracts at the PA's.

        Amortization expense was $1.7 million for the year ended December 31, 2004 and $0.4 million for the three months ended December 31, 2003 and is related primarily to the Patient relationships and capitated contracts. At December 31, 2004, the estimated amortization expense for each of the next five years is approximately $1.7 million.

        Changes in goodwill during the year ended December 31, 2004 include $3.7 million related to the step up in basis (see Note 1 for further discussion), and $0.3 million of direct and trailing costs related to acquisitions, less $2.7 million related to the utilization of pre-emergence deferred tax assets and $3.9 million related to the disposal of a portion of a reporting unit.

7. Other Current Liabilities

        Other current liabilities consist of the following (in thousands):

	Reorganized Company
	December 31, 2004	December 31, 2003	September 30, 2003
Accrued earn-outs	$—	$792	$1,044
Unearned revenues	4,974	5,038	4,627
Accrued restructuring costs	950	1,371	5,407
Other operating liabilities	6,192	4,136	6,450

Total other current liabilities	$12,116	$11,337	$17,528

Accrued restructuring costs

        The Company incurred $0.3 million in connection with the December 2004 Merger transaction described in Note 1. The costs relate to bonuses paid to management for successful completion of the transaction that are not capitalized as part of the transaction and were paid by January 2005.

        Upon emergence from bankruptcy, the Company recorded a $5.4 million charge for costs related to effecting the bankruptcy after the Effective Date. The charges represent amounts to be paid for the settlement of claims, plan sponsor fees, DIP termination fees and professional fees. There have been no additional charges or adjustments since the accrual was established. The balance at December 31, 2004 relates primarily to the settlement of general unsecured claims related to finalizing the bankruptcy. In March 2005, the Company distributed the funds for allowed general unsecured claims, officially completing the Debtor's Plan of Reorganization.

        A rollforward of the accrued restructuring liability as of December 31, 2004 is as follows (in thousands):

	2004 Restructuring	Bankruptcy
Balance, September 30, 2003	$—	$5,407
Payments	—	4,036

Balance, December 31, 2003	—	1,371
Charged to expense	305	—
Payments	55	671

Balance, December 31, 2004	$250	$700

8. Mandatorily Redeemable Preferred Stock

        In December 2004, the Company issued 35,000 shares (of 200,000 shares authorized) of $0.001 par value Class C Preferred Stock at an aggregate purchase price of $3.5 million to our new majority owner. The Class C Preferred Stock has priority over all other classes of stock. Up to 37.5% of the securities may be redeemed at the option of the Company from the proceeds of the sale of equity securities prior to January 1, 2009 at a price equal to 115% of the issuance price plus all accrued but unpaid dividends. After January 1, 2009, the Company will have the option to redeem all or a portion of the preferred stock prior to its maturity at rates ranging from 100% to 112% of the aggregate principal amount plus all accrued but unpaid dividends, depending on the timing of the redemption as specified in the amended and restated certificate of incorporation. The securities are mandatorily redeemable if still outstanding on January 1, 2014.

        Dividends accrue at 15% and are payable monthly at the option of the Company in either additional like securities or cash (if permitted by its Senior Revolving Credit Facility, other applicable debt covenants and applicable law). The Company incurred issuance costs of $0.21 million including $0.175 million in transaction fees paid to our new majority owner that have been deferred and are being amortized over the life of the security as interest expense.

9. Debt

        Long-term debt consists of the following (in thousands):

	Reorganized Company
	December 31, 2004	December 31, 2003	September 30, 2003
Senior Secured Notes, interest at 10 3/4% due 2011	$80,000	$—	$—
Senior Revolving Credit Facility	—	—	—
Credit Facility term note, variable interest (5.2% as of December 31, 2003), due 2006	—	36,156	36,356
Various unsecured acquisition notes payable, due in monthly and quarterly installments of principal and interest at rates ranging from 7.0% to 9.5%; due through September 2005	581	1,614	1,820

Total long-term debt	80,581	37,770	38,176
Less: Current portion	(581)	(6,033)	(3,739)

Long-term debt, net of current portion	$80,000	$31,737	$34,437

        Annual maturities under long term debt as of December 31, 2004 are $0.58 million in 2005 and zero for each of the years 2006 through 2009.

Senior Secured Notes

        On December 15, 2004, the Company completed a private placement (pursuant to Rule 144A) of $80.0 million of 10 3/4% Senior Secured Notes, which mature on December 15, 2011 (the Senior Secured Notes). Interest on the Senior Secured Notes is to be paid semiannually in arrears on June 15 and December 15 of each year, commencing June 15, 2005.

        The Senior Secured Notes are subordinate to the Senior Revolving Credit Facility. The Senior Secured Notes issued by IDI and subsequently assumed upon merger by ISC are secured by a second priority lien on substantially all of the Company's assets, including the capital stock of the Company's subsidiaries. InterDent, Inc. has no independent assets or operations separate from the investment in its wholly owned subsidiary ISC. InterDent, Inc. fully and unconditionally guarantees the Senior Secured Notes and the guarantee is secured by a second priority pledge of the Company's capital stock.

        The indenture governing the Senior Secured Notes contains covenants that limit our ability and the ability of our subsidiaries to, among other things: transfer or sell assets, including the equity interests of our subsidiaries, or use asset sale proceeds; incur more debt; pay dividends and make other distributions; make certain restricted payments or investments; create liens; enter into transactions with affiliates; merge or consolidate; engage in unrelated business activities; fail to maintain adequate insurance; and fail to distribute cash from our regulated subsidiaries to ISC.

        The Senior Secured Notes are redeemable in whole or in part at the option of the Company, at any time prior to December 31, 2008, at the make-whole redemption price set forth in the indenture.

The Company may redeem all or part of the Senior Secured Notes on or after the dates below, at the redemption prices set forth below plus, in each case accrued and unpaid interest, if any, thereon:

Date	Redemption Price
December 15, 2008	105.375%
December 15, 2009	102.688%
Thereafter	100.000%

        In addition, prior to December 15, 2007, the Company may redeem up to 35% of the aggregate principal amount of the Senior Secured Notes, at a redemption price of 110.75% of the principal amount plus accrued and unpaid interest, with the net cash proceeds of certain public equity offerings. The Company may be required to offer to repurchase the Senior Secured Notes if the Company undergoes a change in control or sells certain assets (as defined in the indenture).

        The Company incurred $5.24 million of issuance costs, including a $0.75 million transaction fee paid to our new majority owner that have been deferred and are being amortized over the life of the debt as interest expense.

Senior Revolving Credit Facility

        In June 2004, the Company entered into an agreement to borrow up to $37.5 million through a combination of a $22.5 million term loan (the 2004 Term Loan) and a revolver that allowed the Company to borrow up to $15.0 million (the 2004 Revolver) (collectively, the 2004 Credit Facility).

        In December 2004, the Company paid the outstanding balance on the Term Note and Revolver in full with the proceeds from the Senior Secured Notes. The 2004 Credit Facility was amended to eliminate the Term Note and reset the Revolver commitment to $10.0 million (as amended, the Senior Revolving Credit Facility). The amendment to the credit facility meets the criteria of a substantial modification as outlined under provisions of EITF 96-19 "Debtor's Accounting for a Modification or Exchange of Debt Instruments" and is accounted for as an extinguishment of debt. The Company recorded a loss on the extinguishment of debt of $0.87 million related to costs previously deferred.

        Borrowings under the Senior Revolving Credit Facility are limited based on Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) for the rolling twelve month period preceding the measurement date. At December 31, 2004 there was $10.0 million available under the Senior Revolving Credit Facility. Interest accrues, at management's discretion, either at the bank's prime rate plus 1.0% or at the London Interbank Offered Rate (LIBOR) plus 3.25% which were 6.25% and 5.81%, respectively at December 31, 2004. The Company pays commitment fees of 0.50% on the balance of the unused line of credit on a monthly basis.

        The Senior Revolving Credit Facility is secured by substantially all the assets of the Company. The negative covenants include, among other items, limits on additional indebtedness, liens, distributions, certain investments and transactions and certain financial covenants to limit capital expenditures, require minimum EBITDA and restrict development of new dental offices. The Company was in compliance with these covenants at December 31, 2004.

2003 Credit Facilities

  Exit Financing

        As discussed in Note 2, upon the Company's emergence from Bankruptcy the Company entered into a Term Credit Facility and a Revolving Loan Credit Agreement that were to mature October 8, 2006 and November 8, 2006, respectively and were secured by substantially all the assets of the Company. The Term Credit Agreement provided significant financial incentive to refinance the debt by July 9, 2004. As discussed in note 2, in June, 2004 the Company refinanced the Term Credit Facility and Revolving Loan in full with the proceeds from the 2004 Credit Facility. According to the terms of agreement, the Company received a forgiveness of debt of $3.51 million upon repayment of the 2003 Credit Facilities. This amount is offset by $0.2 million of previously capitalized loan issuance costs and the net amount is reported as a component of operating income pursuant to SFAS No. 145 "Recession of FASB Statements No. 4, 44, and 64, Amendment to FASB Statement No. 13, and Technical Corrections".

  Adequate Protection Payment

        Under the terms of the Plan of Reorganization, interest paid to the Sponsors of the Company's Plan of Reorganization on the outstanding amount of their secured claims from the Petition Date through the Effective Date are to be used to reduce the outstanding principal under the Credit Facility. The total amount of the adequate protection payment made in October 2003 by the sponsors of the Company's Plan of Reorganization on the Company's behalf was $1.3 million and has been reflected in additional paid in capital in the financial statements.

10. Shareholders' Equity

Preferred Stock

        The Company is authorized to issue 481,679 shares of preferred stock in three series designated as Class A and Class B Preferred Stock (collectively the Convertible Preferred Stock) and Class C Preferred Stock (see Note 8 for further discussion).

        The Convertible Preferred Stock ranks junior to the Class C Preferred Stock and senior to all other classes of stock. In the event of liquidation the holders of the Convertible Preferred Stock are entitled to an amount equal to the amount of the original issue price as adjusted plus any accumulated but unpaid dividends. The Convertible Preferred Stock can be converted at the request of the holder into one share of Class A or Class B Common Stock, respectively, adjusted for anti-dilution provisions. The holders of the Convertible Preferred Stock are entitled to vote on all matters that the common stockholders vote.

        The Class B Preferred Stock accrues dividends whether declared or paid at 5%, compounded annually and may be paid if permitted by the Senior Revolving Credit Agreement and the indenture and is required to be paid if there is a liquidation event as defined by the Company's Second Amended and Restated Articles of Incorporation. At December 31, 2004, the Company accumulated an aggregate of $0.6 million ($10.62 per share of Class B Preferred Stock) in cumulative preferred stock dividends.

Common Stock

        The Company is authorized to issue 981,679 shares of common stock in three series designated Class A, Class B and Class C Common Stock (the Common Stock). The Class A and B Common Stock are reserved for the conversion of the outstanding Class A and Class B Preferred Stock and rank junior to the Preferred Stock. In the event of an underwritten public offering, each share of Class A and Class B Common Stock for which registration has been sought shall automatically convert into one share of Class C Common Stock.

        In connection with the Merger of IDI and ISC, the Company issued 5,000 shares of Class C Common Stock to the new majority owner. The stock was issued as part of the recapitalization of the Company and was assigned zero value at the time of the Merger.

        The following is a reconciliation of the total shares of preferred and common stock outstanding for the Reorganized Company:

	Class A Preferred Stock	Class B Preferred Stock	Class C Common Stock
Balance, October 1, 2003	—	—	—
Issuance of Common Stock under Plan of Reorganization	—	—	100,000
Issuance of Preferred Stock under Plan of Reorganization	229,007	52,672	—

Balance, December 31, 2003	229,007	52,672	100,000
Sale of common stock	—	—	521

Balance prior to accounting for merger	229,007	52,672	100,521
Cancellation of preferred stock in connection with merger	(228,007)	—	—
Issuance of common stock in connection with merger and re-capitalization	—	—	5,000

Balance, December 31, 2004	1,000	52,672	105,521

Warrants

        In connection with the Merger of IDI and ISC, the Company issued a Class G Warrant to the new majority owner to purchase 95,000 shares of Class C Common Stock at an exercise price of $161.78 expiring 7 years from the date of issuance. The warrant was issued as part of the recapitalization of the Company and was assigned zero value at the time of the Merger.

        In connection with its reorganization, the Company issued a Class D Warrant to purchase 75,422 shares of Class C Common Stock at an exercise price of $153.69 expiring 7 years from the date of issuance. The warrants were valued at approximately $3.4 million using a Black-Scholes valuation model at the Effective Date.

        Also in connection with its reorganization, the Company issued the Class E and F warrants to purchase an aggregate of 50,788 shares of the Company's Class C Common Stock. The warrants were assigned a nominal value at the Effective Date. The Class E and F warrants were not exercised pursuant to the "bring along" provisions of the Company's shareholders agreement.

        The warrants are included in the reorganized Company's additional paid in capital in the accompanying Balance Sheets.

11. Stock Based Compensation

Reorganized Company

        On the Effective Date, the Company adopted the InterDent, Inc. 2003 Stock Option Plan (2003 Plan) under which the Company's Board of Directors (Board) may issue incentive and non-qualified stock options to purchase up to 26,760 shares of the Company's Class C Common Stock. Stock options issued under the plan shall be exercisable up to ten years from the grant date as determined by the Board. There were 13,646 and 9,875 shares outstanding that were exercisable at a weighted average exercise price of $152.18 and $153.69 at December 31, 2004 and 2003, respectively. The exercise price range and remaining contractual life of options outstanding at December 31, 2004 was $138.32 to $153.69 and 3.5 years, respectively.

Predecessor Company

        Stock options of the Predecessor Company were granted under various plans. During 2002, no options were granted or exercised and 286,456 shares were cancelled at a weighted average exercise price of $3.32 per share. There were 172,349 and 119,211 shares outstanding that were exercisable at December 31, 2002 and 2001, respectively and no shares exercisable at September 30, 2003. Upon emergence from Chapter 11, all outstanding stock options of the Predecessor Company were cancelled in accordance with the Plan of Reorganization.

        Follows is a summary of the stock option activity of the Company:

	Number of shares			Weighted Average Exercise Price
	Employee	Non-employee	Total
Predecessor Company
Outstanding January 1, 2002	578,386	47,281	625,667	$7.49
Granted	—	—	—	—
Exercised	—	—	—	—
Cancelled	(252,814)	(33,642)	(286,456)	3.32

Outstanding December 31, 2002	325,572	13,639	339,211	11.01
Granted	505,000	—	505,000	0.19
Exercised	—	—	—	—
Cancelled	(830,572)	(13,639)	(844,211)	4.54

Outstanding September 30, 2003	—	—	—	$—

Reorganized Company
Outstanding October 1, 2003	—	—	—	$—
Granted	18,517	—	18,517	153.69
Exercised	—	—	—	—
Cancelled	—	—	—	—

Outstanding December 31, 2003	18,517	—	18,517	153.69
Granted	8,241	—	8,241	143.71
Exercised	—	—	—	—
Cancelled	(696)	—	(696)	153.69

Outstanding December 31, 2004	26,062	—	26,062	$150.53

12. Employee Benefits

        In 1999 the Company adopted the InterDent, Inc. 401(k) Plan (the InterDent Plan) in accordance with Section 401(k) of the Internal Revenue Code. The InterDent Plan covers substantially all employees of the Company and its affiliates. Contributions to the InterDent Plan are discretionary. There was no Company contribution to the plan during the periods presented in this report.

13. Income Taxes

        Income tax provision consists of the following (in thousands):

	Reorganized Company			Predecessor Company
	Year Ended December 31, 2004	Three Months Ended December 31, 2003	Nine Months Ended September 30, 2003	Year Ended December 31, 2002
Current income taxes:
U.S. Federal	$11	$—	$—	$—
State and local	44	—	—	—

Total current income taxes	55	—	—	—

Deferred income taxes:
U.S. Federal	2,243	535	—	—
State and local	500	165	—	—

Total deferred income taxes	2,743	700	—	—

Total income tax provision	$2,798	$700	$—	$—

        The effective tax rate differed from the U.S. statutory Federal rate of 34% during 2004 and 2003, and 35% during 2002 due to the following:

	Reorganized Company			Predecessor Company
	Year Ended December 31, 2004	Three Months Ended December 31, 2003	Nine Months Ended September 30, 2003	Year Ended December 31, 2002
Effective Tax Rate
U.S. Federal taxes at statutory rate	34.00%	34.00%	34.00%	35.00%
Increase (decrease):
State income taxes, net of federal tax benefits	5.01%	6.14%	—	4.41%
Valuation allowance for deferred tax assets	—	—	(34.01)%	(33.35)%
Amortization of nondeductible goodwill and other nondeductible items	(3.25)%	13.12%	0.01%	(4.08)%
Increase NOL for non-deductible goodwill and other non-deductible items	3.25%	(13.12)%	—	—
Other	0.02%	(0.70)%	—	(1.98)%

Income tax provision	39.03%	39.44%	—	—

        Deferred income tax assets (liabilities) comprise the following (in thousands):

	Reorganized Company			Predecessor Company
	December 31, 2004	December 31, 2003	September 30, 2003	December 31, 2002
Deferred income tax assets:
Net operating losses carryforward	$30,454	$22,475	$22,063	$42,295
Goodwill, intangibles, long-lived assets and advances, net of amortization	16,780	19,440	20,500	26,872
Accrued payroll and related costs	900	825	995	848
Capital losses	327	325	325	326
Allowances for doubtful accounts	1,376	1,613	1,802	120
Tax credits	239	238	238	246
Restructure and severance accrual	807	—	1	61
Other accruals	244	—	—	(52)

Total deferred income tax assets	51,127	44,916	45,924	70,716
Less: Valuation allowance	(46,285)	(39,724)	(40,446)	(61,347)

Deferred income tax assets, net of valuation allowance	$4,842	$5,192	$5,478	$9,369

Deferred income tax liabilities:
Property and equipment, principally due to differences in depreciation and capitalized costs	$(985)	$(1,054)	$(1,162)	$(5,203)
Intangible assets, principally due to accrual for financial reporting purposes	—	—	—	(3,541)
Identified intangibles	(3,857)	(4,138)	(4,316)	—
Other	—	—	—	(625)

Total deferred income tax liabilities	$(4,842)	$(5,192)	$(5,478)	$(9,369)

        On December 31, 2004, the Company has net operating loss carryforwards for federal income tax purposes of approximately $78.4 million that are available to offset future taxable income, if any, through 2023. The unused federal net operating losses will partially expire starting from the year 2008. The Company also has approximately $54.1 million of state net operating loss carryforwards, which are available to offset future taxable income. The unused state net operating losses will partially expire each year through the year 2023. During 2004, the Company revised its position regarding the cancellation of debt income realized upon emergence from bankruptcy which resulted in an increase in the net operating losses carryforward.

        Internal Revenue Code ("IRC") Sections 382 and 383 and the Treasury Regulations thereunder generally provide for limitations on the ability of a corporation to utilize net operating loss or credit carryforwards to offset taxable income or reduce its tax liability in taxable years following a change of control. As a result of the merger with IDI on December 15, 2004, the Company underwent a change of control within the meaning of IRC Section 382 and therefore, is subject to an annual limitation of utilizing its net operating loss carryforwards, which is lower than the annual limitation previously established at the Chapter 11 reorganization in October 2003. The annual utilization of net operating loss carryforwards and credits that existed in certain corporations prior to affiliation with InterDent may be limited in addition to the limitations imposed by IRC Section 382.

        Under SFAS No. 109, "Accounting for Income Taxes", the recognition of a net deferred tax asset depends upon a "more likely than not" expectation of realization of the deferred tax asset. A valuation allowance is required to sufficiently reduce the deferred tax asset to the amount that is expected to be realized utilizing the "more likely than not" criteria. The amount of the valuation allowance should be adjusted quarterly based on the analysis of available evidence. Due to the historical losses, the Company has established a valuation allowance for its entire net deferred tax assets including the net operating loss carryforwards. The valuation allowance for federal and state deferred tax assets increased by $6.8 million in the aggregate in the calendar year 2004, which is largely related to the increase in net operating loss carryforwards as described in the preceding paragraph. The Company may recognize the deferred tax assets in future periods when the negative evidence is out-weighted by the positive.

14. Commitments and Contingencies

Commitments

        The Company has entered into various operating leases, primarily for commercial property. Commercial properties under operating leases mostly include space required to perform dental services and space for administrative facilities. Lease expense, including month-to-month equipment rentals was as follows:

  •
  $10.3 million for the year ended December 31, 2004;

  •
  $2.5  million for the three months ended December 31, 2003;

  •
  $7.7  million for the nine months ended September 30, 2003; and

  •
  $10.7 million for the year ended December 31, 2002.

        The future minimum lease payments under capital and non-cancelable operating leases with remaining terms of one or more years consist of the following at December 31, 2004 (in thousands):

	Capital	Operating
Year ended 2005	$129	$9,099
Year ended 2006	119	8,337
Year ended 2007	119	7,332
Year ended 2008	119	5,637
Year ended 2009	28	3,848
Thereafter	—	24,273

Total minimum lease obligations	$514	$58,526

Less: Portion attributable to interest	(97)

Obligations under capital lease	$417
Less: Current portion	(81)

	$336

Contingencies

        The Company has been named as a defendant in various lawsuits in the normal course of business, primarily for malpractice claims. The Company and affiliated dental practices, and associated dentists are insured with respect to dentistry malpractice risks on a claims-made basis. Management believes all of these pending lawsuits, claims, and proceedings against the Company are without merit or will not have a material adverse effect on the Company's consolidated operating results, liquidity or financial position, or cash flows.

 Index to Condensed Consolidated Financial Statements

For the Quarterly Period Ended

March 31, 2005

INTERDENT, INC. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(Unaudited, dollars in thousands)

	March 31, 2005	December 31, 2004
Assets
Current assets:
Cash and cash equivalents	$3,209	$—
Accounts receivable, net	13,698	13,857
Supplies inventory	5,835	5,791
Prepaid expenses and other current assets	4,692	5,073

Total current assets	27,434	24,721
Property and equipment, net	20,296	17,970
Goodwill	75,139	75,055
Intangible assets, net	17,172	17,607
Other assets	6,362	6,628

Total assets	$146,403	$141,981

Liabilities
Current liabilities:
Accounts payable	$5,546	$3,424
Accrued payroll and related costs	10,061	9,363
Other current liabilities	14,213	12,778

Total current liabilities	29,820	25,565

Long-term liabilities:
Long term debt	80,000	80,000
Mandatorily redeemable preferred stock	3,500	3,500
Other long-term liabilities	1,388	1,414

Total long-term liabilities	84,888	84,914

Total liabilities	114,708	110,479

Shareholders' equity
Convertible preferred stock, $0.001 par value, 281,679 shares authorized:
Class A 229,007 shares authorized, 1,000 shares issued and outstanding at March 31, 2005 and December 31, 2004	—	—
Class B 52,672 shares authorized, issued and outstanding at March 31, 2005 and December 31, 2004	8,650	8,650
Common stock, $0.001 par value, 981,679 shares authorized:
Class A 229,007 shares authorized, zero shares issued and outstanding	—	—
Class B 52,672 shares authorized, zero shares issued and outstanding	—	—
Class C 700,000 shares authorized; 105,521 shares issued and outstanding at March 31, 2005 and December 31, 2004	—	—
Additional paid-in capital	21,571	21,565
Retained earnings	1,474	1,287

Total shareholders' equity	31,695	31,502

Total liabilities and shareholders' equity	$146,403	$141,981

See accompanying notes to condensed consolidated financial statements.

INTERDENT, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(Unaudited, dollars in thousands)

	Three Months Ended March 31,
	2005	2004
Revenues:
Dental practice net patient service revenue	$53,486	$52,815
Other fees	253	482

Total revenues	53,739	53,297
Operating expenses:
Clinical salaries, benefits, and provider costs	26,220	26,112
Practice non-clinical salaries and benefits	7,572	7,485
Dental supplies and lab expenses	5,453	6,230
Practice occupancy expenses	3,292	3,243
Practice selling, general and administrative expenses	4,746	3,984
Corporate selling, general and administrative expenses	2,141	2,170
Depreciation and amortization	1,309	1,354

Total operating expenses	50,733	50,578

Operating income	3,006	2,719
Non-operating expense:
Interest expense, net	2,541	862
Other, net	10	66

Non-operating expense, net	2,551	928

Income before income taxes	455	1,791
Provision for income taxes	177	700

Net income	278	1,091
Accumulated dividends on preferred stock	(91)	(608)

Net income attributable to common stock	$187	$483

See accompanying notes to condensed consolidated financial statements.

INTERDENT, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(Unaudited, dollars in thousands)

	Three Months Ended March 31,
	2005	2004
Cash flows from operating activities	$6,567	$4,436

Cash flows from investing activities:
Purchase of property and equipment	(3,200)	(1,631)
Cash paid for acquisitions and earn-outs, including direct costs	—	(109)

Net cash used in investing activities	(3,200)	(1,740)

Cash flows from financing activities:
Payments on long-term debt and obligations under capital leases	(158)	(294)

Net cash used in financing activities	(158)	(294)

Increase in cash and cash equivalents	3,209	2,402
Cash and cash equivalents, beginning of period	—	2,736

Cash and cash equivalents, end of period	$3,209	$5,138

See accompanying notes to condensed consolidated financial statements.

INTERDENT, INC.
AND SUBSIDIARIES

March 31, 2005 and 2004

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Our Company

        We provide dental practice management services to multi specialty group dental practices in the United States. We do not engage in the practice of dentistry, but rather work with affiliated dental practices to jointly provide dental services to their patients. We enter into management services agreements (MSAs) with these affiliated dental practices or professional corporations or associations (PAs) and provide them, on an exclusive basis, with management and administrative services. As of March 31, 2005, we provided management services to 124 affiliated dental practices in Arizona, California, Hawaii, Kansas, Nevada, Oklahoma, Oregon and Washington and one dental laboratory in Oklahoma.

Basis of Presentation

        Following the rules and regulations of the Securities and Exchange Commission, or SEC, we have omitted footnote disclosures that would substantially duplicate the disclosures in our annual audited financial statements. The accompanying condensed consolidated financial statements should be read in conjunction with the financial statement disclosures from our 2004 Consolidated Financial Statements contained in our S-4 filed April 14, 2005 with the SEC. The same accounting policies are followed in preparing quarterly financial data as are followed in preparing annual data. In the opinion of management, all adjustments necessary for a fair presentation of quarterly operating results are reflected herein and are of a normal, recurring nature.

        Certain prior year amounts have been reclassified to conform to the current year presentation.

        We operate in one principal business segment as a provider of dental practice management services to multi specialty group dental practices in the United States.

Summary of Significant Accounting Policies

Net revenues

        Dental practice net patient service revenue (Net Patient Revenue) represents the consolidated revenue of the affiliated PAs and is recorded when the related work is completed. Revenue is recorded at the estimated net realizable amount to be received from patients, third party payors and others, net of contractual adjustments.

        Net patient revenues include amounts received under capitated managed care contracts from certain wholly owned subsidiaries that are subject to regulatory review and oversight by various state agencies. The subsidiaries are required to file statutory financial statements with the state agencies and maintain minimum tangible net equity balances and restricted deposits. We are in compliance with such requirements as of March 31, 2005. Total revenues subject to regulatory review and oversight by various state agencies were $10.0 million and $8.7 million for the three months ended March 31, 2005 and 2004, respectively.

Stock-based compensation

        At March 31, 2005, we had one stock-based employee compensation plan and we account for this plan under APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations.

        In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payments" (SFAS 123R). This statement will require entities to measure the cost of employee services received in exchange for stock options based on the grant-date fair value of the award, and to recognize the cost over the period the employee is required to provide services for the award. Share-based payment transactions within the scope of SFAS 123R include stock options, restricted stock plans, performance-based awards, stock appreciation rights, and employee share purchase plans. SFAS 123R permits entities to use any option-pricing model that meets the fair value objective as defined. The provisions of SFAS 123R are effective for the first interim period beginning after June 15, 2005. However, in April 2005, the SEC deferred the effective date of SFAS 123R for SEC registrants to the first fiscal year beginning after June 15, 2005. Accordingly, we expect to implement the revised standard in the first quarter of 2006.

        SFAS 123R allows two methods for determining the effects of the transition: the modified prospective transition method and the modified retrospective method of transition. No decisions have been made by management as to which transition method or option pricing model is most appropriate for us upon adoption of SFAS 123R. The pro forma compensation costs presented below have been calculated using a Black-Scholes option pricing model and may not be indicative of amounts which should be expected in future years.

	Three Months Ended March 31,
	2005	2004
	(in thousands)
Net income, as reported	$278	$1,091
Add: Stock-based employee compensation expense included in reported net income, net of related tax effect	4	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effect	(10)	(28)

Net income, pro forma	$272	$1,063

Self-insurance

        In January 2005, we entered into a new deductible policy for workers' compensation insurance that provides coverage for claim amounts in excess of $0.35 million of retained liability per claim and $3.0 million in the aggregate. Because of our self-insured retention levels, we recognize a liability for our estimate of amounts, up to the amount of our retained liability, we believe may be paid to resolve each workers compensation claim. The liability for our self-insured retention on workers' compensation claims, including an estimated amount for incurred but not reported claims is included in accrued payroll and related costs.

        We self-insure a significant portion of our employee medical benefit plan. We have limited our exposure through the use of individual and aggregate stop-loss insurance policies. Claims incurred but not reported are accrued based upon management's estimates of the aggregate liability for uninsured claims incurred using actuarial assumptions followed in the insurance industry and historical experience. The liability for claims incurred but not reported of approximately $0.6 million is recorded in accrued payroll and related costs as of March 2005 and 2004.

        Although management believes it has the ability to adequately estimate losses related to claims covered in the policies described above, it is possible that actual results could differ from recorded self-insurance liabilities.

Income taxes

        We recorded an income tax provision of $0.2 million and $0.7 million for the three months ended March 31, 2005 and 2004, respectively. The effective tax rates were 39% for the three months ended March 31, 2005 and 2004. We utilized $0.2 million of pre-emergence deferred tax assets for the three months ended March 31, 2005 and 2004. Such utilization reduced the valuation allowance previously established and the benefit realized is required to reduce reorganization value in excess of amounts allocable to identifiable assets and other intangibles until exhausted under FASB 109 and SOP 90-7. Accordingly, we recorded these adjustments to Goodwill.

Use of estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, revenues and expenses and related disclosures of contingent assets and liabilities in the consolidated financial statements and accompanying notes. There is a possibility that actual results may vary significantly from those estimates.

Accrued restructuring costs

        At December 31, 2004 we had $0.7 million accrued for the final settlement of allowed general unsecured claims related to our bankruptcy in 2003. On January 26, 2005 the InterDent, Inc. and InterDent Service Corporation (collectively the Debtors) were granted a Final Decree and Order Closing the Case by the Bankruptcy Court. In March 2005, the Company distributed the $0.7 million accrued for allowed general unsecured claims, officially completing the Debtor's Plan of Reorganization.

        In December 2004 we recorded a charge of $0.3 million related to the 2004 issuance of bonds and related transactions that were paid in January 2005.

Contingencies

Senior secured revolving credit facility

        As of March 31, 2005, we had a letter of credit totaling $1.2 million outstanding under our senior secured revolving credit facility. The letter of credit is primarily issued to satisfy requirements under our workers compensation insurance policy. This facility requires us to comply with specified financial covenants related to earnings before interest, taxes, depreciation and amortization, and capital expenditures. We were in compliance as of March 31, 2005 with all such covenants. There were no borrowings outstanding on this facility at March 31, 2005.

Legal

        We have been named as a defendant in various lawsuits in the normal course of business, primarily for malpractice claims. We, our affiliated dental practices and associated dentists are insured with respect to dentistry malpractice risks on a claims-made basis. Management believes all of these pending lawsuits, claims, and proceedings against us are without merit or will not have a material adverse effect on our consolidated operating results, liquidity or financial position, or cash flows.

        Additionally, we are involved in a lawsuit with one of our former affiliated professional corporations and while the outcome at this time is unknown, we expect our liability in this matter to be between zero and $0.25 million.

Subsequent event

Related party

        In April 2005, our board of directors authorized the payment of a management fee in the amount of $0.25 million to our majority shareholder for certain services to be provided to us over the remainder of the calendar year. In addition, the board fixed the fees for non-employee directors at $0.06 for the remainder of the calendar year.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

        InterDent Service Corporation is a Washington corporation. Under the Washington Business Corporation Act, a corporation may indemnify directors against reasonable expenses for liability incurred in the defense of any proceeding to which such individuals were a party because of their position with the corporation. The director must have acted in good faith and reasonably believed that the conduct in the individual's official capacity was in the best interests of the corporation and in all other cases that the conduct at least was not opposed to the corporation's best interests. Indemnity is available for criminal proceedings if the individual had no reasonable cause to believe the conduct was unlawful. The Washington Business Corporation Act prohibits indemnification, however, in connection with any proceeding by or in the right of the corporation in which the individual is adjudged liable to the corporation or in connection with any other proceeding in which the individual was charged with and found liable for receiving an improper personal benefit. Washington law also provides for discretionary indemnification of officers. Under no circumstances, however, may any director or officer be indemnified for:

  •
  acts or omissions finally adjudged to be intentional misconduct or a knowing violation of the law;

  •
  conduct of a director or officer finally adjudged to be an unlawful distribution; or

  •
  any transaction with respect to which it was finally adjudged that the director or officer personally received a benefit in money, property or services to which the director or officer was not legally entitled.

        InterDent Service Corporation's restated articles of incorporations and bylaws provide this indemnification to directors and, by action of its Board of Directors, to its officers to the full extent of the law. This right to indemnification includes the right to advancement of expenses upon an undertaking by the director or officer to repay the expenses if it is later determined that such indemnitee was not entitled to indemnification. Under InterDent Service Corporation's bylaws, this right to indemnification is a contract right. InterDent Service Corporation's restated bylaws provide that it may maintain insurance to protect any director or officer against any loss, liability or expense whether or not InterDent Service Corporation would have the power to indemnify such person against such loss, liability or expense under the Washington Business Corporation Act. InterDent Service Corporation's restated bylaws also authorize InterDent Service Corporation to enter into contracts with any director or officer in furtherance of the provisions of the restated bylaws regarding indemnification and to create a trust fund, grant a security interest or use other means to ensure the payment of amounts necessary to effect this indemnification.

        Unless limited by the corporation's articles of incorporation, Washington law requires indemnification if the director or officer is wholly successful on the merits of the action or otherwise. Any indemnification of a director in a derivative action must be reported to the shareholders in writing with or before notice of the next shareholders' meeting. InterDent Service Corporation "s restated articles of incorporation do not limit indemnification if the director or officer is wholly successful on the merits of the action.

        InterDent, Inc. is a Delaware corporation. Section 145 of the General Corporation Law of the State of Delaware contains detailed provisions on indemnification of directors and officers of a Delaware corporation against expenses, judgments, fines and amounts paid in settlement, actually and reasonably incurred in connection with litigation.

        By amendment to its Certificate of Incorporation, InterDent has provided for indemnification of directors and officers. The provision provides that any person shall, to the fullest extent permitted by the General Corporation Law of the State of Delaware, be indemnified and reimbursed by InterDent for expenses and liabilities imposed upon the person in connection with any action, suit or proceeding, civil or criminal, or threat thereof, in which the person may be involved by reason of the person being or having been a director, officer, employee or agent of InterDent, or of any corporation or organization which the person served in any capacity at the request of InterDent. InterDent's Certificate of Incorporation also provides that a director of InterDent shall not be personally liable to InterDent or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to InterDent or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware or (iv) for any transaction from which the director derived any improper personal benefit. InterDent's Certificate of Incorporation also calls for the liability of its directors to be further limited to the full extent permitted by Delaware law as it is or may be amended.

Item 21. Exhibits and Financial Statement Schedules

  (a)
  Exhibits

INDEX TO EXHIBITS

Exhibit Number	Description
3.1	Restated Articles of Incorporation of InterDent Service Corporation†
3.2	By-Laws of InterDent Service Corporation†
3.3	Second Amended and Restated Certificate of Incorporation of InterDent, Inc.†
3.4	Amended and Restated By-Laws of InterDent, Inc.†
4.1	Indenture, dated as of December 15, 2004, by and among IDI Acquisition Corp., InterDent Service Corporation, InterDent, Inc., and Wells Fargo Bank as trustee and collateral agent†
4.2	Registration Rights Agreement by and among IDI Acquisition Corp., InterDent Service Corporation, InterDent, Inc. and Jeffries & Company, Inc. dated December 15, 2004†
4.3
Amended and Restated Loan and Security Agreement by and among InterDent, Inc. as Parent, InterDent Service Corporation as Borrower, the Lenders that are Signatories thereto as the Lenders, and Wells Fargo Foothill, Inc. as the Arranger and Administrative Agent dated as of December 15, 2004.†
4.4	InterDent, Inc. Class D Common Stock Purchase Warrant, dated October 8, 2003, issued by InterDent, Inc. to Levine Leichtman Capital Partners II, L.P.
4.5	InterDent, Inc. Class G Common Stock Purchase Warrant, dated December 15, 2004, issued by InterDent, Inc. to Levine Leichtman Capital Partners II, L.P.
5.1	Opinion of Morrison & Foerster LLP, regarding the validity of the securities being issued*
5.2	Opinion of Stoel Rives LLP, regarding the validity of the securities being issued*
10.1	InterDent, Inc. 2003 Stock Option Plan†
10.2	Employment Agreement, effective January 1, 2004, by and between the Company and Ivar S. Chhina†

10.3	Amendment 1 to Employment Agreement, effective December 15, 2004, by and between the Company and Ivar S. Chhina†
10.4	Employment Agreement, effective August 3, 2004, by and between the Company and Robert W. Hill†
10.5	Purchase Agreement, dated December 10, 2004, by and among IDI Acquisition Corp., InterDent Service Corporation, InterDent, Inc. and Jefferies & Company, Inc.†
10.6
Amended and Restated Shareholders Agreement, dated as of December 15, 2004, by and among InterDent, Inc., a Delaware Corporation, Levine Leichtman Capital Partners II, L.P., Pleasant Street Investors, LLC, and each other holder of an equity security of the Company†
10.7
Intercreditor Agreement, dated as of December 15, 2004 among InterDent Service Corporation, the Guarantors from time to time party hereto, Wells Fargo Foothill, Inc. as Credit Agreement Agent under the Credit Agreement and Priority Lien Collateral Agent hereunder, and Wells Fargo Bank, National Association, as Trustee under the Indenture and as Collateral Agent hereunder†
10.8	Security Agreement, dated as of December 15, 2004, by and between InterDent, Inc. and Wells Fargo Bank, National Association†
10.9	Security Agreement, dated as of December 15, 2004, by and between InterDent Service Corporation (as survivor from IDI Acquisition Corp) and Wells Fargo Bank, National Association†
10.10	Stock Pledge agreement, dated as of December 15, 2004, by and between InterDent, Inc. and Wells Fargo Bank, National Association†
10.11	Stock Pledge agreement, dated as of December 15, 2004, by and between InterDent Service Corporation and Wells Fargo Bank, National Association†
10.12
Deed of Trust, Assignment of Rents and Leases and Security Agreement, dated as of June 23, 2004, by and from InterDent Service Corporation, "Grantor" to First American Title Insurance Company, "Trustee or "Grantee" for the benefit of Wells Fargo Foothill, Inc., in its capacity as administrative agent, "Beneficiary" or "Grantee"
10.13
Mortgage, Assignment of Rents and Leases, and Security Agreement, dated as of June 23, 2004, by and from InterDent Service Corporation, "Mortgagor" to Wells Fargo Foothill, Inc., in its capacity as administrative agent, "Mortgagee"
10.14
Deed of Trust, Assignment of Rents and Leases and Security Agreement, dated as of December 15, 2004, by and from InterDent Service Corporation, "Grantor" to First American Title Insurance Company, "Trustee or "Grantee" for the benefit of Wells Fargo Bank, National Association, in its capacity as collateral agent, "Beneficiary" or "Grantee"
10.15
Mortgage, Assignment of Rents and Leases, and Security Agreement, dated as of December 15, 2004, by and from InterDent Service Corporation, "Mortgagor" to Wells Fargo Bank, National Association, in its capacity as collateral agent, "Mortgagee"
12.1	Computation of Ratio of Earnings to Fixed Charges†
16	Letter, dated June 13, 2005, from Ernst & Young LLP to the SEC
21.1	List of subsidiaries†
23.1	Consent of Grant Thornton LLP

23.2	Consent of Ernst & Young LLP
23.3	Consent of Morrison & Foerster LLP (incorporated by reference to Exhibit 5.1)*
23.4	Consent of Stoel Rives LLP (incorporated by reference to Exhibit 5.2)*
24.1	Power of Attorney (included in Part II of Registration Statement)
99.1	Form of Letter of Transmittal
99.2	Form of Notice of Guaranteed Delivery
99.3	Guidelines for Certification of Taxpayer identification Number on Substitute Form W-9

*
To be filed by amendment

†
Previously filed on April 14, 2005 with the SEC on Form S-4

Item 22. Undertakings

        (a)   The undersigned registrants hereby undertake:

          (1)   To file, during any period in which offers to sale are being made, a post-effective amendment to this registration statement:

              (i)  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act");

             (ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

            (iii)  To include any material information with respect to the plan of distribution previously disclosed in the registration statement or any material change to such information in the registration statement.

            (iv)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (2)   That, for the purpose of determining any liabilities under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20 above, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        (b)   The undersigned registrants hereby undertake to respond to requests for information that is incorporated by reference into the Prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

        (c)   The undersigned registrants hereby undertake to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of El Segundo, State of California, on June 13, 2005.

INTERDENT SERVICE CORPORATION
By:	/s/ IVAR S. CHHINA Ivar S. Chhina Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ IVAR S. CHHINA Ivar S. Chhina	Chief Executive Officer and Director (Principal Executive Officer)	June 13, 2005
/s/ ROBERT W. HILL Robert W. Hill	Chief Financial Officer, Treasurer and Secretary (Principal Financial Officer and Principal Accounting Officer)	June 13, 2005
* Arthur E. Levine	Director	June 13, 2005
* Steven E. Hartman	Director	June 13, 2005
* Lauren B. Leichtman	Director	June 13, 2005
* Stephen J. Hogan	Director	June 13, 2005
*
The undersigned by signing his name hereunto has hereby signed this registration statement on behalf of the above named directors pursuant to a power of attorney executed on behalf of each such director and filed with the Securities and Exchange Commission on April 14, 2005.

By:	/s/ ROBERT W. HILL Robert W. Hill Attorney-in-Fact

SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of El Segundo, State of California, on June 13, 2005.

INTERDENT, INC.
By:	/s/ IVAR S. CHHINA Ivar S. Chhina Chief Executive Officer

        Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ IVAR S. CHHINA Ivar S. Chhina	Chief Executive Officer and Director (Principal Executive Officer)	June 13, 2005
/s/ ROBERT W. HILL Robert W. Hill	Chief Financial Officer, Treasurer and Secretary (Principal Financial Officer and Principal Accounting Officer)	June 13, 2005
* Arthur E. Levine	Director	June 13, 2005
* Steven E. Hartman	Director	June 13, 2005
* Lauren B. Leichtman	Director	June 13, 2005
* Stephen J. Hogan	Director	June 13, 2005
*
The undersigned by signing his name hereunto has hereby signed this registration statement on behalf of the above named directors pursuant to a power of attorney executed on behalf of each such director and filed with the Securities and Exchange Commission on April 14, 2005.

By:	/s/ ROBERT W. HILL Robert W. Hill Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit Number	Description
3.1	Restated Articles of Incorporation of InterDent Service Corporation†
3.2	By-Laws of InterDent Service Corporation†
3.3	Second Amended and Restated Certificate of Incorporation of InterDent, Inc.†
3.4	Amended and Restated By-Laws of InterDent, Inc.†
4.1	Indenture, dated as of December 15, 2004, by and among IDI Acquisition Corp., InterDent Service Corporation, InterDent, Inc., and Wells Fargo Bank as trustee and collateral agent†
4.2	Registration Rights Agreement by and among IDI Acquisition Corp., InterDent Service Corporation, InterDent, Inc. and Jeffries & Company, Inc. dated December 15, 2004†
4.3
Amended and Restated Loan and Security Agreement by and among InterDent, Inc. as Parent, InterDent Service Corporation as Borrower, the Lenders that are Signatories thereto as the Lenders, and Wells Fargo Foothill, Inc. as the Arranger and Administrative Agent dated as of December 15, 2004.†
4.4	InterDent, Inc. Class D Common Stock Purchase Warrant, dated October 8, 2003, issued by InterDent, Inc. to Levine Leichtman Capital Partners II, L.P.
4.5	InterDent, Inc. Class G Common Stock Purchase Warrant, dated December 15, 2004, issued by InterDent, Inc. to Levine Leichtman Capital Partners II, L.P.
5.1	Opinion of Morrison & Foerster LLP, regarding the validity of the securities being issued*
5.2	Opinion of Stoel Rives LLP, regarding the validity of the securities being issued*
10.1	InterDent, Inc. 2003 Stock Option Plan†
10.2	Employment Agreement, effective January 1, 2004, by and between the Company and Ivar S. Chhina†
10.3	Amendment 1 to Employment Agreement, effective December 15, 2004, by and between the Company and Ivar S. Chhina†
10.4	Employment Agreement, effective August 3, 2004, by and between the Company and Robert W. Hill†
10.5	Purchase Agreement, dated December 10, 2004, by and among IDI Acquisition Corp., InterDent Service Corporation, InterDent, Inc. and Jefferies & Company, Inc.†
10.6
Amended and Restated Shareholders Agreement, dated as of December 15, 2004, by and among InterDent, Inc., a Delaware Corporation, Levine Leichtman Capital Partners II, L.P., Pleasant Street Investors, LLC, and each other holder of an equity security of the Company†
10.7
Intercreditor Agreement, dated as of December 15, 2004, among InterDent Service Corporation, the Guarantors from time to time party hereto, Wells Fargo Foothill, Inc. as Credit Agreement Agent under the Credit Agreement and Priority Lien Collateral Agent hereunder, and Wells Fargo Bank, National Association, as Trustee under the Indenture and as Collateral Agent hereunder†
10.8	Security Agreement, dated as of December 15, 2004, by and between InterDent, Inc. and Wells Fargo Bank, National Association†
10.9	Security Agreement, dated as of December 15, 2004, by and between InterDent Service Corporation (as survivor from IDI Acquisition Corp) and Wells Fargo Bank, National Association†

10.10	Stock Pledge Agreement, dated as of December 15, 2004, by and between InterDent, Inc. and Wells Fargo Bank, National Association†
10.11	Stock Pledge Agreement, dated as of December 15, 2004, by and between InterDent Service Corporation and Wells Fargo Bank, National Association†
10.12
Deed of Trust, Assignment of Rents and Leases and Security Agreement, dated as of June 23, 2004, by and from InterDent Service Corporation, "Grantor" to First American Title Insurance Company, "Trustee or "Grantee" for the benefit of Wells Fargo Foothill, Inc., in its capacity as administrative agent, "Beneficiary" or "Grantee"
10.13
Mortgage, Assignment of Rents and Leases, and Security Agreement, dated as of June 23, 2004, by and from InterDent Service Corporation, "Mortgagor" to Wells Fargo Foothill, Inc., in its capacity as administrative agent, "Mortgagee"
10.14
Deed of Trust, Assignment of Rents and Leases and Security Agreement, dated as of December 15, 2004, by and from InterDent Service Corporation, "Grantor" to First American Title Insurance Company, "Trustee or "Grantee" for the benefit of Wells Fargo Bank, National Association, in its capacity as collateral agent, "Beneficiary" or "Grantee"
10.15
Mortgage, Assignment of Rents and Leases, and Security Agreement, dated as of December 15, 2004, by and from InterDent Service Corporation, "Mortgagor" to Wells Fargo Bank, National Association, in its capacity as collateral agent, "Mortgagee"
12.1	Computation of Ratio of Earnings to Fixed Charges†
16	Letter, dated June 13, 2005, from Ernst & Young LLP to the SEC
21.1	List of subsidiaries†
23.1	Consent of Grant Thornton LLP
23.2	Consent of Ernst & Young LLP
23.3	Consent of Morrison & Foerster LLP (incorporated by reference to Exhibit 5.1)*
23.4	Consent of Stoel Rives LLP (incorporated by reference to Exhibit 5.2)*
24.1	Power of Attorney (included in Part II of Registration Statement)
99.1	Form of Letter of Transmittal
99.2	Form of Notice of Guaranteed Delivery
99.3	Guidelines for Certification of Taxpayer identification Number on Substitute Form W-9

*
To be filed by amendment

†
Previously filed on April 14, 2005 with the SEC on Form S-4

QuickLinks

Table of Contents
BROKER-DEALERS
FORWARD-LOOKING STATEMENTS
SUMMARY
RECENT DEVELOPMENTS
CURRENT STRUCTURE
CAPITALIZATION
SUMMARY OF TERMS OF THE EXCHANGE OFFER
The Exchange Offer
SUMMARY TERMS OF THE NEW NOTES
SUMMARY CONSOLIDATED HISTORICAL FINANCIAL DATA
RISK FACTORS
Risks Relating to the Exchange Offer
Risks Related to the Notes
Risks Related to Our Business
USE OF PROCEEDS
CAPITALIZATION
THE EXCHANGE OFFER
SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
DESCRIPTION OF CREDIT FACILITY AND CERTAIN INDEBTEDNESS
DESCRIPTION OF NOTES
MATERIAL FEDERAL INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN OBTAIN MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm
InterDent, Inc. and Subsidiaries Consolidated Balance Sheets (Dollars in thousands, except share data)
InterDent, Inc. and Subsidiaries Consolidated Statements of Operations (Dollars in thousands, except share data)
InterDent, Inc. and Subsidiaries Consolidated Statements of Shareholders' Equity (Dollars in thousands, except share data)
InterDent, Inc. and Subsidiaries Consolidated Statements of Cash Flows (Dollars in thousands, except share data)
InterDent, Inc. and Subsidiaries Notes to Consolidated Financial Statements
Index to Condensed Consolidated Financial Statements For the Quarterly Period Ended March 31, 2005
INTERDENT, INC. AND SUBSIDIARIES Condensed Consolidated Balance Sheets (Unaudited, dollars in thousands)
INTERDENT, INC. AND SUBSIDIARIES Condensed Consolidated Statements of Operations (Unaudited, dollars in thousands)
INTERDENT, INC. AND SUBSIDIARIES Condensed Consolidated Statements of Cash Flows (Unaudited, dollars in thousands)
INTERDENT, INC. AND SUBSIDIARIES March 31, 2005 and 2004 Notes to Condensed Consolidated Financial Statements (Unaudited)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 20. Indemnification of Directors and Officers
  Item 21. Exhibits and Financial Statement Schedules
INDEX TO EXHIBITS
  Item 22. Undertakings
SIGNATURES
INDEX TO EXHIBITS